U.S. Bancorp

Annual Report

› 2025





Gunjan Kedia

Chief Executive Officer and President

Dear Shareholders

Nearly one year ago, I had the privilege of stepping into the chief executive officer role at U.S. Bancorp. I am deeply grateful to my predecessor, our executive chairman and former CEO, Andy Cecere, who led us with distinction and an unwavering focus on long-term stewardship. We are fortunate to be a trusted, exceptional banking franchise because of his leadership, and on behalf of all U.S. Bankers, I thank him for his service.

Our early priorities during my tenure were shaped by the considerable time I spent with investors, clients, colleagues, partners and our Board of Directors. I was touched by stories I heard of the impact we have had over more than 162 years of serving companies and families in so many communities. We are deeply respected for our prudent risk management and admired for our attractive business portfolio and culture. Yet, I saw we needed to restore investor confidence in our strategy, execution and ability to deliver strong financial results. That sentiment became a rallying cry for our company.

Delivering strong results

Given the CEO leadership transition, we believed it was important to reaffirm the targets we shared at our Investor Day in 2024. We mobilized around them, and we are proud to report that by the third quarter of 2025, we were operating fully within our medium-term target ranges, and that performance drove solid earnings per share growth of 16%[1] on an adjusted basis in 2025. For instance:

› Accelerating growth

We delivered record full-year net revenue of $28.7 billion, representing 4% growth over 2024. Our fees grew 6.7%, which was above our medium-term targets.

› High returns

We achieved a return on tangible common equity of 18.1% for the full year and improved our return on assets to 1.19% during the fourth quarter. Our strong returns are particularly notable given that we have grown our common equity tier 1 capital ratio (CET1) by 1.9% in 2025 as we prepare for our transition to a Category II banking organization.

› Productivity

2025 was a strong year for productivity. We maintained nearly flat expenses and achieved full-year positive operating leverage of 370 basis points on an adjusted basis.[1]

› Credit and capital

We remained true to our core risk management principles and had net charge-offs of 57 basis points as a percentage of average loans outstanding for the year, and our CET1 capital ratio strengthened to 10.8%.

Although we are proud of the early progress against our financial commitments, we have higher aspirations and remain focused on delivering consistent industry-leading financial results going forward.

1. Non-GAAP; as adjusted for notable items; see Non-GAAP Financial Measures beginning on page 54 for reconciliation.
2. See Non-GAAP Financial Measures beginning on page 54 for reconciliation.

2025 Financial Highlights

$28.7B
in record net revenue

$4.62
earnings per share
▲ 16%[1] increase year-over-year (as adjusted)

6.7%
in fee revenue growth year-over-year

18.1%
return on tangible common equity[2]

1.12%
return on average assets

$3.7B
in total capital return

370 bps
year-over-year adjusted positive operating leverage[1]

58.6%
efficiency ratio[2]

10.8%
CET1 ratio ▲ 20 bps throughout 2025


us bank

Executing with urgency

We aligned behind three priorities to focus our execution and drive our results in 2025: organic growth, productivity, and payments transformation. We also invested to extend our competitive advantages in key foundational areas.

› Organic growth

I have long held the strong conviction that sustainable organic growth comes from delighting clients. As such, our strategy has focused on delivering more interconnected products that create unique value and deeper relationships with our 15 million clients. We have an attractive mix of fee-based products that complement core banking in beautiful ways. For our **consumer** segment, we introduced Bank Smartly®, which enriched card rewards based on deposits. For **small businesses**, we introduced U.S. Bank Business Essentials®, which interconnects banking, card and merchant solutions. We also streamlined credit underwriting and introduced cash flow management capabilities tailored for this segment. For our **institutional** clients, we integrated delivery of all services for the healthcare and private capital industry segments and accelerated growth in treasury management, payments and investment services. We introduced a broad array of capital markets products and in early 2026 announced a definitive agreement to buy BTIG, LLC, which will augment our fixed income, foreign exchange and derivatives capabilities with equity trading and investment banking.

Further supporting organic growth, client centricity and interconnected products improved our loan book mix with commercial and credit card loans making up 48% of loans at year-end vs. 45% at the end of 2024. These loans drive multi-product client relationships that tend to deliver three times the revenue per client compared with single-product clients. A similar focus on consumers improved our funding mix, and we achieved record consumer deposits in the fourth quarter. These business strategies, along with select balance sheet repositioning actions, grew net interest income and strengthened net interest margin to 2.77%.

Productivity

During the past six years, we undertook an ambitious effort to elevate our digital capabilities from customer experiences to production systems across custody, loan underwriting, foreign exchange, mortgage, card, merchant gateways, broker dealer and more. These legacy investments – augmented by our cloud migration and rapid deployment of artificial intelligence (AI) capabilities – helped us achieve meaningful cost savings within our core operations and essentially maintain flat expenses, even as we invested more than $2.5 billion in 2025 to drive organic growth. Early in 2025, we organized our efforts around four signature productivity programs: AI and automation, location optimization, real estate rationalization, and organizational simplicity. These programs have further runway and will continue into 2026.

Payments transformation

I often observe kids and their first experiences with money. It's mostly about paying for something. Today, a payments product is often the first and the most frequent interaction clients have with banks, especially Gen Z customers. Our payments transformation is a strategic, long-term priority for the company and fundamental to growing, deepening and delighting future generations of clients. Card issuing – more than two-thirds of our payments business – is augmenting our legacy strength with new and creative products tailored to attract affluent clients. Further, our 2022 MUFG Union Bank acquisition introduced an attractive, affluent customer base; access to this important segment has helped us deepen our California franchise and extend our relationships, which have been important growth drivers. We also are executing a multi-year transformation within our merchant business aimed at embedded payments, a defined focus on five key verticals, and direct distribution. As the transformation has hit its stride, we have seen steadily strengthening growth rates for both businesses through 2025.


Merchant Processing Fee Revenue
YoY Growth
2.4%
3.5%
4.4%
5.2%
5.0%
4Q24
1Q25
2Q25
3Q25
4Q25
Credit Card Only Fee Revenue
YoY Growth
4.7%
4.2%
4.4%
5.2%
5.3%
4Q24
1Q25
2Q25
3Q25
4Q25

Strong foundations

We are the largest non-GSIB commercial bank in the United States, and we are close to becoming a Category II banking organization. While we are building capital toward this transition, we are committed to our long-term capital distribution target of 75% through dividends and our share repurchase program, which is designed to support sustainable growth for our clients, protect the bank throughout economic cycles and ensure our ability to deliver regular and predictable shareholder returns. We are proud to often be called best-in-class underwriters, and we have reinforced our credit and risk management disciplines as we scale and grow. We will strengthen existing roots as we grow new ones. In 2025, we built out in-house capabilities in artificial intelligence, data management, and digital assets, which will allow us to leverage the potential of these imperatives and be ready to reach new heights.

Reorienting the organization for performance

Strong, positive cultures support long-term differentiation and success for companies. I am fortunate to inherit a culture steeped in integrity, community investment, prudent stewardship, and deep care for our people. It is my intention to safeguard these strengths for the benefit of future generations of U.S. Bankers.

Within that overall context, we are reshaping the organization to have a sharper performance edge. We intentionally shifted resources to the company's most important opportunities. We aligned the organizational structure to consolidate and elevate client-facing groups. We eliminated duplication, simplified decision-making, and replaced outdated or redundant processes. This helped us achieve both greater speed and expense reduction.

We infused new talent into the organization, as well. For instance, nearly a quarter of our top 150 leaders are new-to-bank or new-to-role. We refreshed incentives – creating tighter alignment between individual rewards and company priorities – and drove higher performance differentiation. Most importantly, we rearticulated leadership expectations, augmenting our traditional strengths in stewardship, ethics, care and collaboration with new expectations for urgency, ambition, accountability, transparency and interconnectivity.

Our leaders and teams have deep love and respect for this organization. They accepted the call to action and delivered strong momentum and results in 2025. They will continue to lead the charge into 2026 with care and resolve.

Looking ahead

Through our history, U.S. Bancorp's pivotal strategic shifts and outperformance have come during times of significant change in the industry. In the 1990s, we grew **scale** through bank acquisitions. In the deregulatory era of the 2000s, we acquired then-unusual capabilities in payments, corporate trust and asset management, which created a highly attractive **diversified fee portfolio**. During and after the financial crisis, we leveraged our strengths in risk management to grow through a **flight to quality**, and a decade ago, we emphasized a **digital-first** strategy in response to significant shifts in customer behavior.

Today, banking is at the precipice of consequential change with broad re-examination of our regulatory and supervisory constructs, the rapid rise of artificial intelligence and digital currency, and potential shifts in industry composition with novel charters and consolidation. We have deep confidence in our strength and our ability to be successful amid these winds of change. As we look ahead to 2026 and beyond, our strategy will be shaped by the core principles that define and differentiate us. We will keep clients at the center of everything we do and meet them where they are – in branches, offices or online, with a human touch or AI agents, directly or through partners. We will be known for a broad array of compelling products that support the full cycle of life events and diversify our business model. We will invest and innovate around our strengths in capital markets, payments and investment services to capture the potential of digital assets and AI. We will run our company efficiently, fully embracing technology and simplicity. We will lead with enduring values and ultimately deliver strong, consistent, leading performance.

Our strategy is clear, our team is energized, and our momentum is building. We have a renewed commitment to you and deeply appreciate not only your interest in us, but also your investment. We honor it as our own. We expect a lot from ourselves – and so should you.

My best to you with sincere thanks,

Gunjan Kedia

Chief Executive Officer and President

FINANCIAL SUMMARY

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2025	2024	2023
SELECTED INCOME STATEMENT DATA			
Total net revenue[(a), (c)]	**$28,656**	$27,455	$28,144
Noninterest expense	**16,837**	17,188	18,873
Income before provision and income taxes	**11,819**	10,267	9,271
Provision for credit losses	**2,186**	2,238	2,275
Net income attributable to U.S. Bancorp	**7,570**	6,299	5,429
PER COMMON SHARE			
Diluted earnings per share	**$4.62**	$3.79	$3.27
Dividends declared per share	**2.04**	1.98	1.93
Book value per share[(b)]	**37.55**	33.19	31.13
Tangible book value per share[(a)]	**29.12**	24.63	22.30
Market value per share	**53.36**	47.83	43.28
Average diluted common shares outstanding	**1,558**	1,561	1,543
SELECTED RATIOS			
Return on average assets	**1.12%**	.95%	.82%
Return on average common equity	**13.0**	11.7	10.8
Return on tangible common equity[(a)]	**18.1**	17.2	16.9
Net interest margin (taxable-equivalent basis)[(c)]	**2.72**	2.70	2.90
Efficiency ratio[(a)]	**58.6**	62.3	66.7
Common equity tier 1 capital	**10.8**	10.6	9.9
AVERAGE BALANCES			
Loans	**$380,260**	$373,875	$381,275
Investment securities[(d)]	**172,376**	166,634	162,757
Earning assets	**615,360**	606,641	605,199
Assets	**676,540**	664,014	663,440
Deposits	**509,118**	509,515	505,663
PERIOD END BALANCES			
Loans	**$391,335**	$379,832	$373,835
Allowance for credit losses	**7,947**	7,925	7,839
Investment securities	**167,008**	164,626	153,751
Assets	**692,345**	678,318	663,491
Deposits	**522,216**	518,309	512,312
Total U.S. Bancorp shareholders' equity	**65,193**	58,578	55,306

(a) See Non-GAAP Financial Measures beginning on page 54 for reconciliation.
(b) Calculated as U.S. Bancorp common shareholders' equity divided by common shares outstanding at end of the period.
(c) Based on a federal income tax rate of 21% for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(d) Excludes unrealized gains and losses on available-for-sale investment securities.

An exceptional banking franchise

Headquartered in Minneapolis, U.S. Bancorp is the parent company of U.S. Bank National Association, the fifth-largest commercial bank in the United States. Our three major business lines serve 15 million clients throughout the U.S., Canada and Europe, and our team of nearly 70,000 people invests our hearts and minds to power human potential every day. Ranked 105th on the Fortune 500, we are deeply respected for our culture and long-term stewardship and admired for our diversified business mix and product capabilities.

How each business line delivers for you



~31%
~43%
~26%

Business line revenue percentages above for the year ended December 31, 2025, are non-GAAP financial measures, are given on a taxable-equivalent basis and exclude Treasury and Corporate Support. See Non-GAAP Financial Measures beginning on page 54 for reconciliation.

Wealth, Corporate, Commercial and Institutional Banking

Asset Management and Institutional Services, Commercial Real Estate, Equipment Finance, Global Capital Markets, Global Corporate Trust, Global Fund Services, Institutional Client Group, U.S. Bancorp Impact Finance and Wealth Management

Consumer and Business Banking

Consumer Banking, Consumer Lending (mortgage, auto/recreational vehicle), Business Banking and Business Lending

Payment Services

Retail Payment Solutions, Merchant Payment Services and Corporate Payment and Treasury Solutions

Additionally, fee income represents

~42% **of total net revenue for U.S. Bancorp**

For the 12 months ended December 31, 2025, on a taxable-equivalent basis.

Our clients

~13M	~1.4M	~500K	~48K
Consumer clients	Business clients	Wealth clients	Corporate and institutional clients


Together, we'll get where you want to go.
us bank
For every dream there's a plan.

OUR STRATEGY:

Creating value through growth, capabilities and transformation

Throughout 2025, our focus was on growing the business. We worked to attract new clients, expand key areas of our business, and partner across the organization to deliver interconnected solutions that differentiate us and bring the whole company to our customers. We opened new branches as well as new client centers beyond our 26-state branch footprint where local teams engage with clients. We also introduced a broader suite of services to strengthen client relationships.

Strategic focus on growing fee revenue

We have a diversified mix of fee businesses that in 2025 made about 42% of our total net revenue. In 2025, we saw broad strength across our fee businesses driven by new products, expanded sales, and national marketing.

Areas where we saw strong full-year growth include:

- Trust and Investment Management
- Global Capital Markets
- Treasury Management
- Investment Products
- Payments
- Impact Finance



6.7%

increase in fee revenue year-over-year

Reaching clients with new services

Adding new solutions for business owners

In 2025, we expanded our capabilities for small and medium businesses (SMBs) by connecting banking, payments, and software solutions to address core needs like payroll, bill payments and spend management.

Some examples include:

- **U.S. Bank Business Essentials®**, an all-in-one checking account that lets businesses accept card payments with free same-day access to funds and a mobile card reader. It offers unlimited digital transactions, no monthly fee, and integration with accounting software through a streamlined application.
- **Spend Management**, a comprehensive platform for our business credit cards, giving owners more control, reducing manual work, and saving time with features like real-time monitoring, adjustable spending controls, easy receipt uploads and integrated accounting.
- **Bill pay for business**, available to all U.S. Bank business checking account holders, provides cash flow management and flexible payment options. Businesses sync with accounting software, and the system integrates seamlessly into our online banking platform.
- **U.S. Bank® Payroll** meets the need of the approximately 80% of small business owners who want digital payroll solutions bundled with banking, payments, and operations tools. Launched in the third quarter, it gives small business owners the ability to manage payroll and related tasks within online banking.


us bank
Smartly
VISA
Signature

U.S. Bank Smartly®: Combining checking, savings and credit cards

Our complete set of interconnected U.S. Bank Smartly® products – checking, savings, and credit card – is now available to consumers. Clients who open all three products receive enhanced rewards and benefits that increase with higher balances. Innovative products such as Bank Smartly helped us build our customer base and deliver record consumer deposits in the fourth quarter.


BTIG

us bancorp

Adding capabilities through BTIG acquisition

Looking ahead, U.S. Bancorp has agreed to acquire BTIG, LLC, a financial services firm specializing in investment banking, sales and trading, research, and prime brokerage. Founded in 2005, BTIG is a top U.S. broker for equity execution and has completed over 1,275 investment banking deals since 2015. The acquisition will expand our capital markets capabilities. The deal is expected to close in the second quarter of 2026, pending regulatory approval.


Edward
Triple Rewards
Edward
Flex Balance
Edward
Business World
Edward Jones
DEBIT
VISA

Scaling through partnerships

Through our partnership with Edward Jones and its network of 20,000 financial advisors, U.S. Bank co-branded checking and credit card products are now available to millions of U.S.-based Edward Jones clients. This includes Edward Jones® Everyday Solutions Powered by U.S. Bank™, which offers rewards, flexible benefits and fee waivers.


us bank

American Banker recognized a cross-functional team of women across Business Banking, Branch and Small Business Banking, Payments, Sales and Technology among their "The Most Powerful Women in Banking 2025: Top Teams", for their work bringing U.S. Bank Business Essentials® to life.



OUR PERFORMANCE:

Elevating capabilities and driving productivity

We have a strong foundation, and we have an ambitious plan to guide us into the future. To enable sustainable growth, we spent last year simplifying our organizational structure, accelerating automation through artificial intelligence, and optimizing our real estate. Those moves increased efficiency and productivity and generated savings to invest back in the business.





AI: Increasing productivity, improving client experiences

We've increased efficiency and enhanced client experiences by investing in AI and machine learning. For example:

- Our engineers use AI tools to write and review code faster and to automate processes. Our GenAI-powered code-review assistant reduces review time by 75%, so our engineers can focus on higher-value work.
- Our bilingual U.S. Bank Smart Assistant® is used 2.5 million times monthly through our website and mobile app and leverages advanced machine learning and conversational AI for seamless client experiences, including checking balances, tracking credit scores, and locking cards.
- A GenAI-powered assistant helps our contact center agents provide better and faster assistance when a client calls.



~36K

hours of code-writing time saved weekly



~75%

reduction in code-review time

Speed and simplicity

Four signature productivity programs helped us streamline and simplify our organization's cost structure: AI and automation, location optimization, real estate rationalization and organizational simplicity. By the end of 2025, we reported nine consecutive quarters of stable expenses and six consecutive quarters of positive operating leverage. Our efficiency ratio improved for the full year to 58.6%.[1]

We partially reinvested our productivity to drive growth and build capabilities for the future, in particular technology, sales, and marketing.

1. See Non-GAAP Financial Measures beginning on page 54 for reconciliation.


Welcome back, Grace.

OUR TRANSFORMATION:

Embedded payments, focused strategies and expanded distribution

The world is becoming more digitally connected than ever, and many people and businesses are looking for ways to move money quickly and easily. We want to be part of that interaction – whether it is tapping a card at a store, transferring money to a smart device, or sending money to and from clients to businesses instantly. Knowing that, we have made transforming our payments business a priority and are committed to advancing the strategy to meet client needs.

Early momentum in payments transformation

We started the year by splitting our payments business into two segments: one focused on consumers and small businesses, and the other on merchants and institutions. This sharpened focus and increased accountability with expanded leadership. Both organizations grew fee revenue year-over-year, in all four quarters of 2025, and by more than 5% in the second half of the year vs. 2024.


eShop
MY BAG
TOTAL
CHECKOUT

Embedding payments to help businesses grow

We are accelerating embedded payments solutions across our owned and partner software platforms to deliver seamless experiences. In 2025, our expanded suite introduced secure, efficient integrations for websites, apps, enterprise systems and fintech platforms.

Additionally, our eCommerce offerings for SMBs grew through key partnerships with WIX to provide SMBs with tools to build sites, accept payments, and grow digital storefronts through multiple channels, and through WooCommerce to enable North American merchants to quickly access payment services and reach new markets.

Expanding the reach of Elan

In 2025, we expanded our multi-channel distribution and the reach of our Elan Financial Services credit card program through a new partnership with Fiserv. Elan is now integrated into the scaled banking platform Credit Choice, which delivers a digital-first, branded agent-bank credit card program for consumer and small business cardholders.

Growing our services globally

We launched Global Transaction Services to address clients' international banking and payment needs. This team collaborates across multiple U.S. Bank businesses to help U.S.-based clients reduce cross-border payment costs by efficiently converting funds into over 60 currencies for transactions in more than 100 countries.


anchorage
digital

Cryptocurrency, stablecoins and other digital assets

With the growing demand for digital assets, we created a new team to capture our share of the market through products like stablecoin issuance, cryptocurrency custody, asset tokenization, and digital money movement. We also resumed cryptocurrency custody services as an early access program for clients. Our product set helps support this ecosystem, and we are now the custodian for reserves backing payment stablecoins for Anchorage Digital Bank, the first U.S. crypto-native bank with a federal charter.


us bank

OUR STRENGTHS:

Leaning into strengths and building new foundational capabilities

U.S. Bancorp continues to demonstrate strength and stability, earning the trust of customers and stakeholders. Through proactive planning and ongoing investments in infrastructure, we are well positioned for growth.

Strong capital position

We are preparing for our eventual transition to a Category II banking organization. Part of our planning is building on our strong risk management capabilities, balance sheet management program and "through-the-cycle" earnings power. Our capital base is strong and growing thanks to enhanced earnings generation, and our CET1 capital ratio is 10.8% – up from 8.4% when the 2022 acquisition of Union Bank closed. In addition, we have a strong liquidity coverage ratio and more than $300 billion of total available liquidity at the end of 2025.

Best-in-class underwriting

We have routinely been recognized for our robust underwriting processes, which balance thorough risk assessment with efficient decision-making. We use advanced analytics and experienced underwriters to support sound credit judgments. By consistently upholding stringent standards, we maintain strong portfolio quality and demonstrate reliability.

Establishing enterprise-wide areas of expertise

As we prepare for the future, we are continually looking across the enterprise to determine what new skills and capabilities are needed to meet changing expectations and client demands. In 2025, we created new internal organizations to provide centers of expertise in areas like data strategy (which is linked to our artificial intelligence and digital teams) and digital assets.

#1

Mobile App in Banking

Keynova Group, 2025


2025
WORLD'S MOST
ETHICAL
COMPANIES®
ETHISPHERE

Best New Product: U.S. Bank Business Essentials

Tearsheet, 2025

#2

In overall customer satisfaction among national banks

J.D. Power, 2025


FORTUNE
WORLD'S MOST ADMIRED COMPANIES™
2025

Best Bank for SMBs: U.S. Bank

Tearsheet, 2025

Best-in-class Mobile Banking and Online Banking

Javelin Strategy & Research, 2025

U.S. Bank received the second highest numerical score in the J.D. Power 2025 U.S. National Banking Satisfaction Study, which measures customers' satisfaction from nationwide banks in the United States. Visit jdpower.com/awards for more details.


us bank

OUR CULTURE:

Reorienting the organization for performance

Our culture sets us apart. By fostering an environment that supports career growth, partnering with local organizations, and access to financial services for all, we are building a stronger company and helping to create more vibrant, thriving communities.

Life at U.S. Bank

Our people drive innovation, deliver exceptional experiences, and help clients reach their goals. Investing in their growth helps our business succeed.

In September, more than 10,600 team members participated in Development Week, a company-wide skill-building initiative that included sessions focused on topics like communications, strategy and helping team members grow.

We also launched foundational AI courses in our online Skills Academy, empowering team members to explore AI solutions and use them responsibly. This supports our commitment to continuous learning and high performance.



+10K

team members took part in Development Week

Community driven

Delivering through Impact Finance

U.S. Bancorp Impact Finance had another record year, delivering capabilities central to our fee income portfolio and supporting clients and communities.

Through tax credit investments, syndications, and lending solutions, the organization supports affordable housing, economic growth, historic building restoration, renewable energy, and community development financial institutions. The highlights we were most proud of last year included a 95-unit affordable housing build in Vancouver, Washington, a factory rehab in St. Louis, and two solar projects in California powering about 94,000 homes annually.



A 43-unit affordable housing development for seniors in Huntington Beach, California, which celebrated a grand opening in 2025. U.S. Bancorp Impact Finance was the tax credit investor and lender on the project.

Continued growth in small business lending

We invested in our communities and saw record growth in U.S. Small Business Administration (SBA) lending in fiscal year 2025. For the SBA fiscal year ending on Sept. 30, 2025, we made 3,453 SBA 7(a) loans, ranking fourth in number of loans. We increased our total volume of SBA 7(a) loans by 23% from fiscal year 2024, totaling $871.2 million and ranking sixth among all lenders.


us bank
Good Truck
Accelerate your financial goals.
Download the U.S. Bank Mobile App
Take a tour with the U.S. Bank Digital Simulator
us bank



U.S. Bank Foundation Opportunity Fund grants

We support the communities we serve in various ways, including through the U.S. Bank Foundation[1], which awarded $15 million in grants from the Opportunity Fund in 2025. This five-year, $75 million charitable fund aims to boost wealth-building for low- to moderate-income communities by aiding nonprofits focused on small businesses, homeownership, affordable housing, digital access and workforce development.

In 2025, several grants funded nonprofit programs for disaster relief in Los Angeles and St. Louis, helping communities affected by wildfires and tornadoes. Supported organizations included Habitat for Humanity, Neighborhood Housing Services Los Angeles County, The Center by Lendistry, and Invest STL.





By the numbers

2M
individuals served with financial education, with focus on low- to moderate-income communities

$3.9B
in affordable housing tax equity and loans

$722.5M
committed to CDFIs and other intermediaries[2]

$111.7M
in corporate contributions and foundation grants

257K
of employee volunteer hours

1. U.S. Bank Foundation is a tax-exempt private foundation under section 501(c)(3) of the Internal Revenue Code. The Foundation is funded primarily through contributions from U.S. Bancorp's affiliates and subsidiaries. The Foundation's mission is to close the gaps between people and possibility in the areas of work, home and play.
2. Figure represents total 2025 loans, equity investments, foundation grants and corporate contributions.

MANAGING COMMITTEE



Gunjan Kedia
Chief Executive Officer and President



Souheil S. Badran
Senior Executive Vice President and Chief Operations Officer



Elcio R.T. Barcelos
Senior Executive Vice President and Chief Human Resources Officer



James L. Chosy
Senior Executive Vice President and General Counsel



Gregory G. Cunningham
Senior Executive Vice President and Chief Community Impact and Inclusion Officer



Venkatachari Dilip
Senior Executive Vice President and Chief Information and Technology Officer



Adam C. Graves
Senior Executive Vice President, Head of Enterprise Strategy and Administration



Sekou Kaalund
Senior Executive Vice President, Head of Branch and Small Business Banking



Courtney E. Kelso
Senior Executive Vice President, Head of Payments: Consumer and Small Business



Felicia La Forgia
Senior Executive Vice President, Head of the Institutional Client Group



Stephen L. Philipson
Vice Chair, Head of Wealth, Corporate, Commercial and Institutional Banking



Jodi L. Richard
Vice Chair and Chief Risk Officer



Arijit Roy
Senior Executive Vice President, Head of Consumer and Business Banking Products



Mark G. Runkel
Vice Chair, Head of Payments: Merchant and Institutional



John C. Stern
Vice Chair and Chief Financial Officer



Dominic V. Venturo
Senior Executive Vice President and Chief Digital Officer



BOARD OF DIRECTORS



Gunjan Kedia
Chief Executive Officer and President, U.S. Bancorp



Andrew Cecere
Executive Chairman and Former Chief Executive Officer, U.S. Bancorp



Warner L. Baxter
Retired Executive Chairman and Former Chairman, President and Chief Executive Officer, Ameren Corporation



Dorothy Bridges
Chief Executive Officer, Metropolitan Economic Development Association (Meda)



Elizabeth L. Buse
Former Chief Executive Officer, Monitise plc



Alan B. Colberg
Retired President and Chief Executive Officer, Assurant, Inc.



Kimberly N. Ellison-Taylor
Founder and Chief Executive Officer, KET Solutions, LLC



Aleem Gillani
Retired Corporate Executive Vice President and Chief Financial Officer, SunTrust Banks, Inc.



Roland A. Hernandez
Founding Principal and Chief Executive Officer, Hernandez Media Ventures (Lead Independent Director)



Richard P. McKenney
President and Chief Executive Officer, Unum Group



Yusuf I. Mehdi
Executive Vice President, Consumer Chief Marketing Officer, Microsoft Corporation



Loretta E. Reynolds
Founder and Chief Executive Officer, LEReynolds Group, LLC



John P. Wiehoff
Retired Chairman and Chief Executive Officer, C.H. Robinson Worldwide, Inc.

› Receive digital delivery of future Annual Reports

Help us promote environmental stewardship. We'll donate $1 to Arbor Day for each shareholder who opts for electronic delivery of future Annual Reports. Each dollar supports the planting of a new tree. **Visit usbank.com/electronicAR to sign up.**

Website references and/or links throughout this report are provided for convenience only, and the content of such websites is not incorporated by reference to this report.

The following information appears in accordance with the Private Securities Litigation Reform Act of 1995:

This report contains forward-looking statements about U.S. Bancorp. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on the information available to, and assumptions and estimates made by, management as of the date hereof. These forward-looking statements cover, among other things, future economic conditions and the anticipated future revenue, expenses, financial condition, asset quality, capital and liquidity levels, plans, prospects, targets, initiatives and operations of U.S. Bancorp. Forward-looking statements often use words such as "anticipates," "targets," "expects," "hopes," "estimates," "projects," "forecasts," "intends," "plans," "goals," "believes," "continue" and other similar expressions or future or conditional verbs such as "will," "may," "might," "should," "would" and "could."

Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those set forth in forward-looking statements, including the following risks and uncertainties:

- Deterioration in general business, political and economic conditions or turbulence in domestic or global financial markets, which could adversely affect U.S. Bancorp's revenues and the values of its assets and liabilities, reduce the availability of funding to certain financial institutions, lead to a tightening of credit, and increase stock price volatility;
- Changes to statutes, regulations, or regulatory policies or practices, including capital and liquidity requirements and any credit card interest rate caps, and the enforcement and interpretation of such laws and regulations, and U.S. Bancorp's ability to address or satisfy those requirements and other requirements or conditions imposed by regulatory entities;
- Changes in trade policy, including the imposition of tariffs or the impacts of retaliatory tariffs;
- Changes in interest rates;
- Increases in unemployment rates;
- Deterioration in the credit quality of U.S. Bancorp's loan portfolios or in the value of the collateral securing those loans;
- Changes in commercial real estate occupancy rates;
- Increases in Federal Deposit Insurance Corporation ("FDIC") assessments, including due to bank failures;
- Actions taken by governmental agencies to stabilize or reform the financial system and the effectiveness of such actions;
- Turmoil and volatility in the financial services industry;
- Risks related to originating and selling mortgages, including repurchase and indemnity demands, and related to U.S. Bancorp's role as a loan servicer;
- Impacts of current, pending or future litigation and governmental proceedings;
- Increased competitive pressure;
- Effects of climate change and related physical and transition risks;
- Changes in customer behavior and preferences and the ability to implement technological changes to respond to customer needs and meet competitive demands;
- Breaches in data security;
- Failures or disruptions in or breaches of U.S. Bancorp's operational, technology or security systems or infrastructure, or those of third parties, including as a result of cybersecurity incidents;
- Failures to safeguard personal information;
- Impacts of pandemics, natural disasters, terrorist activities, civil unrest, international hostilities and geopolitical events;
- Impacts of supply chain disruptions, rising inflation, slower growth or a recession;
- Failure to execute on strategic or operational plans;
- Effects of mergers and acquisitions, such as the pending acquisition of Condor Trading LP and its subsidiaries, including BTIG, LLC (collectively, "BTIG"), and related integration, including that the expected benefits may take longer than anticipated to achieve or may not be achieved in entirety or at all and the costs relating to the combination may be greater than expected;
- Effects of critical accounting policies and judgments;
- Effects of changes in or interpretations of tax laws and regulations;
- Management's ability to effectively manage credit risk, market risk, operational risk, compliance risk, strategic risk, interest rate risk and liquidity risk; and
- The risks and uncertainties more fully discussed in the section entitled "Risk Factors" of this report.

Factors other than these risks also could adversely affect U.S. Bancorp's results, and the reader should not consider these risks to be a complete set of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date hereof, and U.S. Bancorp undertakes no obligation to update them in light of new information or future events.

Table of Contents

Management's Discussion and Analysis

Overview

U.S. Bancorp and its subsidiaries (the "Company") achieved new business momentum in 2025 and continued to demonstrate its well-diversified business model. Financial results for 2025 included fee revenue growth, prudent expense management, and stable credit quality and capital levels, which led to strong earnings per share growth compared to the prior year. During 2025, the Company continued to expand interconnectedness across its businesses, resulting in strong organic growth and deeper relationships with its customers.

Financial Performance The Company earned $7.6 billion in 2025 compared with $6.3 billion in 2024.

Financial performance for 2025, compared with 2024, included the following:

- Diluted earnings per common share of $4.62 in 2025, representing a 21.9 percent increase compared with 2024;
- Net interest income increased $360 million (2.2 percent) primarily due to loan growth, fixed asset repricing and lower rates paid on interest-bearing deposits;
- Noninterest income increased $845 million (7.6 percent) driven by higher revenue across most categories;
- Noninterest expense decreased $351 million (2.0 percent), reflecting the impact of merger and integration charges in the prior year, lower compensation and employee benefits expense and other noninterest expense, partially offset by higher technology and communications expense and marketing and business development expense;
- Average loans increased $6.4 billion (1.7 percent) driven by increases in commercial loans and credit card loans, partially offset by decreases in commercial real estate loans and other retail loans; and
- Average deposits decreased $397 million (0.1 percent), driven by decreases in noninterest-bearing deposits and time deposits, partially offset by an increase in total savings deposits.

Credit Quality The Company maintained stable credit quality during 2025.

- The allowance for credit losses was $7.9 billion at December 31, 2025, relatively flat compared to December 31, 2024. The ratio of the allowance for credit losses to period-end loans improved to 2.03 percent at December 31, 2025 compared to 2.09 percent at December 31, 2024.
- The provision for credit losses decreased $52 million (2.3 percent), reflecting improved credit quality and the impact of loan sales during the second quarter of 2025, partially offset by loan growth.
- Nonperforming assets were $1.6 billion at December 31, 2025, a decrease of $242 million (13.2 percent) compared with December 31, 2024, driven by lower nonperforming commercial real estate loans.
- Net charge-offs were $2.2 billion in 2025, reflecting a $12 million (0.6 percent) increase compared to 2024.
- Total loan net charge-offs as a percentage of average loans was 0.57 percent in 2025, compared with 0.58 percent in 2024.

Capital Management At December 31, 2025, all of the Company's regulatory capital ratios exceeded regulatory "well-capitalized" requirements.

- The Company's common equity tier 1 capital ratio was 10.8 percent at December 31, 2025, an increase of 20 basis points from December 31, 2024.
- The Company returned $3.7 billion of earnings to shareholders in 2025 through dividends and share repurchases.

Earnings Summary The Company reported net income attributable to U.S. Bancorp of $7.6 billion in 2025, or $4.62 per diluted common share, compared with $6.3 billion, or $3.79 per diluted common share, in 2024. Return on average assets and return on average common equity were 1.12 percent and 13.0 percent, respectively, in 2025, compared with 0.95 percent and 11.7 percent, respectively, in 2024. The results for 2024 included the impact of $400 million ($300 million net-of-tax) of notable items, including $155 million of merger and integration charges associated with the 2022 acquisition of MUFG Union Bank, N.A. ("MUB"), $136 million of incremental FDIC special assessment charges and $109 million of charges related to lease impairments and operational efficiency actions. Combined, these items decreased 2024 diluted earnings per common share by $0.19.

Total net revenue for 2025 was $1.2 billion (4.4 percent) higher than 2024, reflecting a 2.2 percent increase in net interest income and a 7.6 percent increase in noninterest income. The increase in net interest income from the prior year was primarily due to loan growth, fixed asset repricing and lower rates paid on interest-bearing deposits. The increase in noninterest income was driven by higher revenue across most categories.

Noninterest expense in 2025 was $351 million (2.0 percent) lower than 2024, primarily due to the impact of merger and integration charges in the prior year, lower compensation and employee benefits expense and other noninterest expense, partially offset by higher technology and communications expense and marketing and business development expense.

TABLE 1 Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2025	2024	2023
Condensed Income Statement			
Net interest income	$ 16,649	$ 16,289	$ 17,396
Taxable-equivalent adjustment[a]	116	120	131
Net interest income (taxable-equivalent basis)[b]	16,765	16,409	17,527
Noninterest income	11,891	11,046	10,617
Total net revenue	28,656	27,455	28,144
Noninterest expense	16,837	17,188	18,873
Provision for credit losses	2,186	2,238	2,275
Income before taxes	9,633	8,029	6,996
Income taxes and taxable-equivalent adjustment	2,037	1,700	1,538
Net income	7,596	6,329	5,458
Net (income) loss attributable to noncontrolling interests	(26)	(30)	(29)
Net income attributable to U.S. Bancorp	$ 7,570	$ 6,299	$ 5,429
Net income applicable to U.S. Bancorp common shareholders	$ 7,194	$ 5,909	$ 5,051
Per Common Share			
Earnings per share	$ 4.62	$ 3.79	$ 3.27
Diluted earnings per share	4.62	3.79	3.27
Dividends declared per share	2.04	1.98	1.93
Book value per share[c]	37.55	33.19	31.13
Tangible book value per share[b]	29.12	24.63	22.30
Market value per share	53.36	47.83	43.28
Average diluted common shares outstanding	1,558	1,561	1,543
Financial Ratios			
Return on average assets	1.12 %	.95 %	.82 %
Return on average common equity	13.0	11.7	10.8
Return on tangible common equity[b]	18.1	17.2	16.9
Net interest margin (taxable-equivalent basis)[a]	2.72	2.70	2.90
Efficiency ratio[b]	58.6	62.3	66.7
Average Balances			
Loans	$ 380,260	$ 373,875	$ 381,275
Investment securities[d]	172,376	166,634	162,757
Assets	676,540	664,014	663,440
Deposits	509,118	509,515	505,663
Long-term debt	61,376	54,473	44,142
Period End Balances			
Loans	$ 391,335	$ 379,832	$ 373,835
Investment securities	167,008	164,626	153,751
Assets	692,345	678,318	663,491
Deposits	522,216	518,309	512,312
Long-term debt	60,764	58,002	51,480
Total U.S. Bancorp shareholders' equity	65,193	58,578	55,306
Credit Quality			
Allowance for credit losses	$ 7,947	$ 7,925	$ 7,839
Nonperforming assets	1,590	1,832	1,494
Net charge-offs as a percent of average loans outstanding	.57	.58	.50
Capital Ratios			
Common equity tier 1 capital	10.8 %	10.6 %	9.9 %
Tier 1 capital	12.3	12.2	11.5
Total risk-based capital	14.2	14.3	13.7
Leverage	8.7	8.3	8.1
Total leverage exposure	7.1	6.8	6.6
Tangible common equity to tangible assets[b]	6.7	5.8	5.3
Tangible common equity to risk-weighted assets[b]	9.4	8.5	7.7

(a) Based on a federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(b) See Non-GAAP Financial Measures beginning on page 54.
(c) Calculated as U.S. Bancorp common shareholders' equity divided by common shares outstanding at end of the period.
(d) Excludes unrealized gains and losses on available-for-sale investment securities.

Results for 2024 Compared With 2023 For discussion related to changes in financial condition and results of operations for 2024 compared with 2023, refer to "Management's Discussion and Analysis" in the Company's Annual Report for the year ended December 31, 2024, included as Exhibit 13 to the Company's Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 21, 2025.

Pending acquisition of BTIG In January 2026, the Company announced that it entered into a definitive agreement to acquire BTIG for a purchase price of up to $1 billion, consisting of a targeted amount of $725 million ($362.5 million of cash and 6,600,594 shares of the Company's common stock) to be paid at closing and up to an additional $275 million of cash consideration payable over three years, subject to achievement of defined performance targets. BTIG is a global financial services firm specializing in institutional trading, investment banking, research and related brokerage services. The transaction is expected to close in the second quarter of 2026, subject to regulatory approvals and satisfaction of applicable closing conditions.

Statement of Income Analysis

Net Interest Income Net interest income, on a taxable-equivalent basis, was $16.8 billion in 2025, compared with $16.4 billion in 2024. The $356 million (2.2 percent) increase in 2025 compared with 2024 was primarily due to loan growth, fixed asset repricing and lower rates paid on interest-bearing deposits. Average earning assets were $8.7 billion (1.4 percent) higher in 2025, compared with 2024, reflecting increases in loans, investment securities and other earning assets, partially offset by a decrease in interest-bearing deposits with banks. The net interest margin, on a taxable-equivalent basis, in 2025 was 2.72 percent, compared with 2.70 percent in 2024. The increase in the net interest margin in 2025, compared with 2024, was primarily due to improved asset mix and fixed asset repricing, partially offset by deposit mix. Refer to the "Interest Rate Risk Management" section for further information on the sensitivity of the Company's net interest income to changes in interest rates.

TABLE 2 Analysis of Net Interest Income(a)

Year Ended December 31 (Dollars in Millions)	2025	2024	2023	2025 v 2024	2024 v 2023
Components of Net Interest Income					
Income on earning assets (taxable-equivalent basis)	$ 31,086	$ 31,789	$ 30,144	$ (703)	$ 1,645
Expense on interest-bearing liabilities (taxable-equivalent basis)	14,321	15,380	12,617	(1,059)	2,763
Net interest income (taxable-equivalent basis)(b)	$ 16,765	$ 16,409	$ 17,527	$ 356	$ (1,118)
Net interest income, as reported	$ 16,649	$ 16,289	$ 17,396	$ 360	$ (1,107)
Average Yields and Rates Paid					
Earning assets yield (taxable-equivalent basis)	5.05 %	5.24 %	4.98 %	(.19)%	.26 %
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	2.82	3.09	2.65	(.27)	.44
Gross interest margin (taxable-equivalent basis)	2.23 %	2.15 %	2.33 %	.08 %	(.18)%
Net interest margin (taxable-equivalent basis)	2.72 %	2.70 %	2.90 %	.02 %	(.20)%
Average Balances					
Investment securities(c)	$ 172,376	$ 166,634	$ 162,757	$ 5,742	$ 3,877
Loans	380,260	373,875	381,275	6,385	(7,400)
Earning assets	615,360	606,641	605,199	8,719	1,442
Noninterest-bearing deposits	80,508	83,007	107,768	(2,499)	(24,761)
Interest-bearing deposits	428,610	426,508	397,895	2,102	28,613
Total deposits	509,118	509,515	505,663	(397)	3,852
Interest-bearing liabilities	508,331	498,182	476,178	10,149	22,004

(a) Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent.
(b) See Non-GAAP Financial Measures beginning on page 54.
(c) Excludes unrealized gains and losses on available-for-sale investment securities.

Average total loans were $380.3 billion in 2025, compared with $373.9 billion in 2024. The $6.4 billion (1.7 percent) increase was primarily due to higher commercial loans and credit card loans, partially offset by lower commercial real estate loans and other retail loans. Average commercial loans increased $11.3 billion (8.5 percent), primarily due to growth in loans to financial institutions. Average credit card loans increased $1.4 billion (4.9 percent) primarily due to higher sales volume. Average commercial real estate loans decreased $3.1 billion (6.1 percent), primarily due to payoffs and loan workout activities. Average other retail loans decreased $2.3 billion (5.4 percent), driven by lower automobile loans, including the impact of a portfolio sale during the second quarter of 2025. Average residential mortgages decreased $882 million (0.8 percent), primarily due to a portfolio sale in the second quarter of 2025.

Average investment securities in 2025 were $5.7 billion (3.4 percent) higher than in 2024.

Average total deposits for 2025 were $397 million (0.1 percent) lower than 2024. Average noninterest-bearing deposits were $2.5 billion (3.0 percent) lower in 2025, compared with 2024, driven by lower balances within Consumer and Business Banking, as well as Wealth, Corporate, Commercial and Institutional Banking. Average time deposits for 2025 were $2.1 billion (3.6 percent) lower than 2024, primarily due to a decrease in Wealth, Corporate, Commercial and Institutional Banking balances. Changes in time deposits are primarily related to those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics. Average total savings deposits were $4.2 billion (1.1 percent) higher in 2025, compared with 2024, driven by an increase in Wealth, Corporate, Commercial and Institutional Banking balances.

TABLE 3 Net Interest Income — Changes Due to Rate and Volume[(a)]

	2025 v 2024			2024 v 2023		
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in						
Interest Income						
Investment securities	$ 179	$ 106	$ 285	$ 109	$ 514	$ 623
Loans held for sale	26	(34)	(8)	5	21	26
Loans						
Commercial	738	(1,089)	(351)	(94)	149	55
Commercial real estate	(202)	(226)	(428)	(185)	127	(58)
Residential mortgages	(34)	113	79	41	231	272
Credit card	188	(62)	126	273	113	386
Other retail	(141)	69	(72)	(325)	345	20
Total loans	549	(1,195)	(646)	(290)	965	675
Interest-bearing deposits with banks	(389)	(488)	(877)	117	46	163
Other earning assets	176	367	543	130	28	158
Total earning assets	541	(1,244)	(703)	71	1,574	1,645
Interest Expense						
Interest-bearing deposits						
Interest checking	55	21	76	(41)	212	171
Money market savings	(728)	(1,292)	(2,020)	1,300	626	1,926
Savings accounts	81	754	835	(26)	101	75
Time deposits	(88)	(340)	(428)	375	366	741
Total interest-bearing deposits	(680)	(857)	(1,537)	1,608	1,305	2,913
Short-term borrowings	74	190	264	(981)	113	(868)
Long-term debt	327	(113)	214	436	282	718
Total interest-bearing liabilities	(279)	(780)	(1,059)	1,063	1,700	2,763
Increase (decrease) in net interest income	$ 820	$ (464)	$ 356	$ (992)	$ (126)	$ (1,118)

(a) This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis based on a federal income tax rate of 21 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.

Provision for Credit Losses The provision for credit losses reflects changes in economic conditions and the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for expected losses, based on factors discussed in the "Analysis and Determination of the Allowance for Credit Losses" section.

The provision for credit losses was $2.2 billion in 2025, representing a $52 million (2.3 percent) decrease from 2024. The decrease from the prior year was primarily driven by improved credit quality and the impact of loan sales during the second quarter of 2025, partially offset by loan growth. Net charge-offs increased $12 million (0.6 percent) in 2025, compared with 2024, reflecting higher other retail loan net charge-offs, partially offset by lower commercial real estate loan net charge-offs.

Refer to "Corporate Risk Profile" for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

Noninterest Income Noninterest income in 2025 was $11.9 billion, compared with $11.0 billion in 2024. The $845 million (7.6 percent) increase in 2025 from 2024 reflected higher trust and investment management fees, payment services revenue, capital markets revenue, other noninterest income and lower losses on the sales of investment securities. Trust and investment management fees increased primarily due to business growth and favorable market conditions. Payment services revenue increased primarily driven by higher merchant processing services revenue and card revenue, both driven by higher sales volume. Capital markets revenue increased primarily due to higher syndication activity, commercial loan fees and trading revenue. Other noninterest income increased primarily due to higher tax credit investment activity.

TABLE 4 Noninterest Income

Year Ended December 31 (Dollars in Millions)	2025	2024	2023	2025 v 2024	2024 v 2023
Card revenue	$ 1,735	$ 1,679	$ 1,630	3.3 %	3.0 %
Corporate payment products revenue	765	773	759	(1.0)	1.8
Merchant processing services	1,792	1,714	1,659	4.6	3.3
Trust and investment management fees	2,869	2,660	2,459	7.9	8.2
Service charges	1,302	1,253	1,306	3.9	(4.1)
Capital markets revenue	1,633	1,523	1,372	7.2	11.0
Mortgage banking revenue	645	627	540	2.9	16.1
Investment products fees	375	330	279	13.6	18.3
Other	836	641	758	30.4	(15.4)
Total fee revenue	11,952	11,200	10,762	6.7	4.1
Securities gains (losses), net	(61)	(154)	(145)	60.4	(6.2)
Total noninterest income	$11,891	$11,046	$10,617	7.6 %	4.0 %

TABLE 5 Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2025	2024	2023	2025 v 2024	2024 v 2023
Compensation and employee benefits	$10,327	$10,554	$10,416	(2.2)%	1.3 %
Net occupancy and equipment	1,227	1,246	1,266	(1.5)	(1.6)
Professional services	468	491	560	(4.7)	(12.3)
Marketing and business development	705	619	726	13.9	(14.7)
Technology and communications	2,211	2,074	2,049	6.6	1.2
Other intangibles	498	569	636	(12.5)	(10.5)
Other	1,401	1,480	2,211	(5.3)	(33.1)
Total before merger and integration charges	16,837	17,033	17,864	(1.2)	(4.7)
Merger and integration charges	—	155	1,009	*	(84.6)
Total noninterest expense	$16,837	$17,188	$18,873	(2.0)%	(8.9)%
Efficiency ratio[(a)]	58.6 %	62.3 %	66.7 %		

*Not meaningful

(a) See Non-GAAP Financial Measures beginning on page 54.

Noninterest Expense Noninterest expense in 2025 was $16.8 billion, compared with $17.2 billion in 2024. The $351 million (2.0 percent) decrease in noninterest expense in 2025, compared to 2024, reflected the impact of merger and integration charges in the prior year, lower compensation and employee benefits expense and other noninterest expense, partially offset by higher technology and communications expense and marketing and business development expense. Compensation and employee benefits expense decreased primarily due to cost savings from operational efficiencies, partially offset by merit increases. Other noninterest expense decreased primarily due to the impact in the prior year of the FDIC special assessment. Technology and communications expense increased primarily due to investments in infrastructure and technology development. Marketing and business development expense increased primarily due to increased initiatives in 2025.

Income Tax Expense The provision for income taxes was $1.9 billion (an effective rate of 20.2 percent) in 2025, compared with $1.6 billion (an effective rate of 20.0 percent) in 2024.

For further information on income taxes, refer to Note 18 of the Notes to Consolidated Financial Statements.

Balance Sheet Analysis

Average earning assets were $615.4 billion in 2025, compared with $606.6 billion in 2024. The increase in average earning assets of $8.7 billion (1.4 percent) was primarily due to increases in loans of $6.4 billion (1.7 percent), investment securities of $5.7 billion (3.4 percent) and other earning assets of $3.5 billion (28.0 percent), partially offset by a decrease in interest-bearing deposits with banks of $7.3 billion (14.2 percent). For average balance information, refer to "Net Interest Income" in the Statement of Income Analysis section and Consolidated Daily Average Balance Sheet and Related Yields and Rates on page 133.

Loans The Company's loan portfolio was $391.3 billion at December 31, 2025, compared with $379.8 billion at December 31, 2024. The increase of $11.5 billion (3.0 percent) was driven by higher commercial loans and credit card loans, partially offset by lower residential mortgages and other retail loans. Table 6 provides a summary of the loan distribution by product type, while Table 7 provides a summary of the selected loan maturity distribution by loan category.

Commercial loans increased $14.5 billion (10.4 percent) at December 31, 2025, compared with December 31, 2024, primarily due to growth in loans to financial institutions.

Credit card loans increased $1.9 billion (6.2 percent) at December 31, 2025, compared with December 31, 2024, primarily driven by higher sales volume.

Commercial real estate loans were $48.9 billion at December 31, 2025, relatively flat compared with December 31, 2024.

Residential mortgages held in the loan portfolio decreased $2.9 billion (2.5 percent) at December 31, 2025, compared to December 31, 2024, primarily driven by a portfolio sale in the second quarter of 2025. Residential mortgages originated and placed in the Company's loan portfolio include jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality.

Other retail loans decreased $2.0 billion (4.7 percent) at December 31, 2025, compared with December 31, 2024, primarily due to a decrease in automobile loans, including the impact of a portfolio sale during the second quarter of 2025.

The Company generally retains portfolio loans through maturity; however, the Company's intent may change over time based upon various factors such as ongoing asset/ liability management activities, assessment of product profitability, credit risk, liquidity needs, and capital implications. If the Company's intent or ability to hold an existing portfolio loan changes, it is transferred to loans held for sale.

Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were $2.5 billion at December 31, 2025, compared with $2.6 billion at December 31, 2024. Almost all of the residential mortgage loans the Company originates or purchases for sale follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets, in particular in government agency transactions and to government sponsored enterprises ("GSEs").

TABLE 6 Loan Portfolio Distribution

At December 31 (Dollars in Millions)	2025 Amount	2025 Percent of Total	2024 Amount	2024 Percent of Total
Commercial				
Commercial	$ 149,522	38.2 %	$ 135,254	35.6 %
Lease financing	4,436	1.2	4,230	1.1
Total commercial	153,958	39.4	139,484	36.7
Commercial Real Estate				
Commercial mortgages	39,476	10.1	38,619	10.2
Construction and development	9,444	2.4	10,240	2.7
Total commercial real estate	48,920	12.5	48,859	12.9
Residential Mortgages				
Residential mortgages	110,788	28.3	112,806	29.7
Home equity loans, first liens	5,097	1.3	6,007	1.6
Total residential mortgages	115,885	29.6	118,813	31.3
Credit Card	32,234	8.2	30,350	8.0
Other Retail				
Retail leasing	3,524	.9	4,040	1.0
Home equity and second mortgages	14,025	3.6	13,565	3.6
Revolving credit	4,561	1.2	3,747	1.0
Installment	14,653	3.7	14,373	3.8
Automobile	3,575	.9	6,601	1.7
Total other retail	40,338	10.3	42,326	11.1
Total loans	$ 391,335	100.0 %	$ 379,832	100.0 %

TABLE 7 Selected Loan Maturity Distribution

At December 31, 2025 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Through Fifteen Years	Over Fifteen Years	Total
Commercial	$ 39,316	$ 97,074	$ 17,220	$ 348	$ 153,958
Commercial real estate	13,820	21,572	4,914	8,614 (a)	48,920
Residential mortgages	265	2,967	5,794	106,859	115,885
Credit card	32,234	—	—	—	32,234
Other retail	1,453	6,531	14,263	18,091	40,338
Total loans	$ 87,088	$ 128,144	$ 42,191	$ 133,912	$ 391,335

Total of loans due after one year with:

	Predetermined Interest Rates	Floating Interest Rates
Commercial	$ 15,158	$ 99,484
Commercial real estate	10,493	24,607
Residential mortgages	57,173	58,447
Credit card	—	—
Other retail	25,502	13,383
Total	$ 108,326	$ 195,921

(a) Primarily represents construction loans for single-family residences or loans guaranteed by the Small Business Administration.

TABLE 8 Investment Securities

At December 31 (Dollars in Millions)	2025 Amortized Cost	2025 Fair Value	2025 Weighted-Average Maturity in Years	2025 Weighted-Average Yield[e]	2024 Amortized Cost	2024 Fair Value	2024 Weighted-Average Maturity in Years	2024 Weighted-Average Yield[e]
Held-to-Maturity								
U.S. Treasury and agencies	$ 648	$ 644	1.3	3.00 %	$ 1,296	$ 1,275	1.3	2.85 %
Mortgage-backed securities[a]	75,235	66,146	8.0	2.34	77,094	64,753	8.8	2.19
Other	287	289	1.5	2.63	244	247	2.2	2.73
Total held-to-maturity	$76,170	$67,079	7.9	2.34 %	$78,634	$66,275	8.7	2.20 %
Available-for-Sale								
U.S. Treasury and agencies	$30,098	$28,770	4.0	2.61 %	$30,467	$28,387	5.1	2.98 %
Mortgage-backed securities[a]	47,776	45,759	5.8	3.91	44,238	40,638	7.4	3.82
Asset-backed securities[a]	6,512	6,527	4.2	4.94	7,136	7,165	3.8	5.56
Obligations of state and political subdivisions[b][c]	10,387	9,514	9.7	3.66	10,690	9,552	11.7	3.72
Other	265	268	1.3	4.63	249	250	1.5	4.79
Total available-for-sale[d]	$95,038	$90,838	5.5	3.55 %	$92,780	$85,992	6.8	3.67 %

(a) Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.
(b) Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, and yield to maturity if the security is purchased at par or a discount.
(c) Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and the contractual maturity date for securities with a fair value equal to or below par.
(d) Amortized cost excludes portfolio level basis adjustments of $185 million and $13 million at December 31, 2025 and 2024, respectively.
(e) Weighted-average yields for obligations of state and political subdivisions are presented on a fully-taxable equivalent basis based on a federal income tax rate of 21 percent. Yields on investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

Investment Securities The Company uses its investment securities portfolio to manage interest rate risk, provide liquidity (including the ability to meet regulatory requirements), generate interest and dividend income, and serve as collateral for public deposits and wholesale funding sources. While the Company intends to hold its investment securities indefinitely, it may sell available-for-sale investment securities in response to structural changes in the balance sheet and related interest rate risk and to meet liquidity requirements, among other factors.

Investment securities totaled $167.0 billion at December 31, 2025, compared with $164.6 billion at December 31, 2024. The $2.4 billion (1.4 percent) increase was primarily due to a favorable change in net unrealized gains (losses) on available-for-sale investment securities. Investment securities by type are shown in Table 8.

The Company's available-for-sale investment securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a portion of a security's unrealized loss is related to credit and an allowance for credit losses is necessary. At December 31, 2025, the Company's net unrealized losses on available-for-sale investment securities were $4.4 billion ($3.3 billion net-of-tax), compared with net unrealized losses of $6.8 billion ($5.1 billion net-of-tax) at December 31, 2024. The favorable change in net unrealized gains (losses) was primarily due to increases in the fair value of U.S. treasury and mortgage-backed securities as a result of changes in interest rates. Gross unrealized losses on available-for-sale investment securities totaled $4.7 billion at December 31, 2025, compared with $6.9 billion at December 31, 2024.

When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, the extent of the unrealized loss, expected cash flows of the underlying collateral, the existence of any government or agency guarantees, and market conditions. At December 31, 2025, the Company had no plans to sell securities with unrealized losses, and believed it was more likely than not that it would not be required to sell such securities before recovery of their amortized cost.

Refer to Notes 4 and 21 in the Notes to Consolidated Financial Statements for further information on investment securities.

Deposits Total deposits were $522.2 billion at December 31, 2025, compared with $518.3 billion at December 31, 2024. The $3.9 billion (0.8 percent) increase in total deposits reflected an increase in total savings deposits, partially offset by a decrease in time deposits.

Total savings deposits increased $10.7 billion (2.8 percent) at December 31, 2025, compared with December 31, 2024. The increase was driven by higher savings account and interest checking deposit balances, partially offset by lower money market deposit balances. Savings account balances increased $20.3 billion (44.8 percent), driven by higher Consumer and Business Banking balances. Interest checking balances increased $5.0 billion (4.0 percent) primarily due to higher Wealth, Corporate, Commercial and Institutional Banking balances. Money market deposit balances decreased $14.7 billion (7.1 percent), primarily due to lower Consumer and Business Banking balances.

Time deposits decreased $6.7 billion (12.3 percent) at December 31, 2025 compared with December 31, 2024, driven by lower Treasury and Corporate Support balances. Changes in time deposits are primarily related to those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics.

Noninterest-bearing deposits were $84.1 billion at December 31, 2025, relatively flat compared to December 31, 2024.

TABLE 9 Deposits

The composition of deposits was as follows:

At December 31 (Dollars in Millions)	2025 Amount	2025 Percent of Total	2024 Amount	2024 Percent of Total
Noninterest-bearing deposits	$ 84,116	16.1 %	$ 84,158	16.2 %
Interest-bearing deposits				
Interest checking	132,217	25.3	127,188	24.5
Money market savings	192,118	36.8	206,805	39.9
Savings accounts	65,733	12.6	45,389	8.8
Total savings deposits	390,068	74.7	379,382	73.2
Domestic time deposits less than $250,000	34,177	6.5	39,297	7.6
Domestic time deposits greater than $250,000	13,385	2.6	14,552	2.8
Foreign time deposits	470	.1	920	.2
Total interest-bearing deposits	438,100	83.9	434,151	83.8
Total deposits[(a)]	$ 522,216	100.0 %	$ 518,309	100.0 %

(a) Includes $273.5 billion and $259.9 billion of deposits at December 31, 2025 and 2024, respectively, that are not subject to any federal, state or foreign deposit insurance program.

The maturity of domestic time deposits in excess of the insurance limit and those time deposits not subject to any federal, state or foreign deposit insurance program at December 31, 2025 was as follows:

(Dollars in Millions)	Domestic Time Deposits Greater Than $250,000	Foreign Time Deposits	Total
Three months or less	$ 7,320	$ 470	$ 7,790
Three months through six months	4,958	—	4,958
Six months through one year	839	—	839
Thereafter	268	—	268
Total	$ 13,385	$ 470	$ 13,855

Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $17.2 billion at December 31, 2025, compared with $15.5 billion at December 31, 2024. The $1.6 billion (10.6 percent) increase in short-term borrowings at December 31, 2025, compared with December 31, 2024, was primarily due to increases in repurchase agreement balances and other short-term borrowing balances, partially offset by a decrease in short-term Federal Home Loan Bank ("FHLB") advances.

Long-term debt was $60.8 billion at December 31, 2025, compared with $58.0 billion at December 31, 2024. The $2.8 billion (4.8 percent) increase was primarily due to $5.0 billion of medium-term note issuances, $2.0 billion of bank note issuances and $1.3 billion of credit-linked bank note issuances, partially offset by $3.8 billion of medium-term note and $2.5 billion of bank note repayments and maturities.

Refer to Notes 12 and 13 of the Notes to Consolidated Financial Statements for additional information regarding short-term borrowings and long-term debt, and the "Liquidity Risk Management" section for discussion of liquidity management of the Company.

Corporate Risk Profile

Overview Managing risks is an essential part of successfully operating a financial services company. The Company's Board of Directors has approved a risk management framework that establishes governance and risk management requirements for all risk-taking activities. This framework includes Company and business line risk appetite statements that set boundaries for the types and amount of risk that may be undertaken in pursuing business objectives and initiatives. The Board of Directors, primarily through its Risk Management Committee, oversees performance relative to the risk management framework, risk appetite statements, and other policy requirements.

The Executive Risk Committee ("ERC"), which is chaired by the Chief Risk Officer and includes the Chief Executive Officer and other members of the executive management team, oversees execution against the risk management framework and risk appetite statements. The ERC focuses on current and emerging risks, including strategic risk, by directing timely and comprehensive actions. Senior operating committees have also been established, each responsible for overseeing a specified category of risk.

The Company's most prominent risk exposures are credit, interest rate, market, liquidity, operational, compliance, strategic, and reputation. Credit risk is the risk of loss associated with a change in the credit profile or the failure of a borrower or counterparty to meet its contractual obligations. Interest rate risk is the current or prospective risk to earnings and capital, arising from the impact of changes in interest rates. Market risk is the risk associated with fluctuations in interest rates, foreign exchange rates, commodities and credit spreads that may result in changes in the values of financial instruments, such as trading securities, mortgage loans held for sale ("MLHFS") and mortgage servicing rights ("MSRs"). Liquidity risk is the risk that financial condition or overall safety and soundness is adversely affected by the Company's inability, or perceived inability, to meet its cash flow obligations in a timely and complete manner in either normal or stressed conditions. Operational risk is the risk to current or projected financial condition and resilience arising from inadequate or failed internal processes or systems, people (including human errors or misconduct), or adverse external events, including the risk of loss resulting from breaches in data security. Operational risk can also include the risk of loss due to failures by third parties with which the Company does business. Compliance risk is the risk that the Company may suffer legal or regulatory sanctions, financial losses, and damage to its brand if it fails to adhere to compliance requirements and the Company's compliance policies. Strategic risk is the risk to current or projected financial condition and resilience arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry and operating environment. Reputation risk is the risk to current or projected financial condition and resilience arising from negative public opinion. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to "Risk Factors" beginning on page 135 for a detailed discussion of these factors.

The Company's Board and management-level governance committees are supported by a "three lines of defense" model for establishing effective checks and balances. The first line of defense, the business lines, manages risks in conformity with established limits and policy requirements. In turn, business line leaders and their risk officers establish programs to ensure conformity with these limits and policy requirements. The second line of defense, which includes the Chief Risk Officer's organization as well as policy and oversight activities of corporate support functions, translates risk appetite and strategy into actionable risk limits and policies. The second line of defense monitors first line of defense conformity with limits and policies and provides reporting and escalation of emerging risks and other concerns to senior management and the Risk Management Committee of the Board of Directors. The third line of defense, internal audit, is responsible for providing the Audit Committee of the Board of Directors and senior management with independent assessment and assurance regarding the effectiveness of the Company's governance, risk management and control processes.

Management regularly provides reports to the Risk Management Committee of the Board of Directors. The Risk Management Committee discusses with management the Company's risk management performance and provides a summary of key risks to the entire Board of Directors, covering the status of existing matters, areas of potential future concern and specific information on certain types of loss events. The Risk Management Committee considers quarterly reports by management assessing the Company's performance relative to the risk appetite statements and the associated risk limits, including:

- Macroeconomic environment and other qualitative considerations, such as regulatory and compliance changes, litigation developments, geopolitical events, and technology and cybersecurity;
- Credit measures, including adversely rated and nonperforming loans, leveraged transactions, credit concentrations and lending limits;
- Interest rate and market risk, including market value and net income simulation, and trading-related Value at Risk ("VaR");
- Liquidity risk, including funding projections under various stressed scenarios;
- Operational and compliance risk, including losses stemming from events such as fraud, processing errors, control breaches, breaches in data security or adverse business decisions, as well as reporting on technology performance, and various legal and regulatory compliance measures;
- Capital ratios and projections, including regulatory measures and stressed scenarios; and
- Strategic and reputation risk considerations, impacts and responses.

Credit Risk Management The Company's strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria, and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and management reviews of loans exhibiting deterioration of credit quality. The Risk Management Committee oversees the Company's credit risk management process.

In addition, credit quality ratings, as defined by the Company, are an important part of the Company's overall credit risk management and evaluation of its allowance for credit losses. Loans with a pass rating represent those loans not classified on the Company's rating scale for problem credits, as minimal credit risk has been identified. Loans with a special mention or classified rating encompass all loans held by the Company that it considers having a potential or well-defined weakness that may put full collection of contractual cash flows at risk. These are defined by individually graded credit quality ratings for larger corporate loans or scored based credit quality ratings in consumer lending and small business loans. Scored based credits classified as problem credits are typically 90 days or more past due and still accruing, nonaccrual loans or loans in a junior lien position that are current but are behind a first lien position on nonaccrual. Refer to Notes 1 and 5 in the Notes to Consolidated Financial Statements for further discussion of the Company's loan portfolios including internal credit quality ratings.

The Company categorizes its loan portfolio into two segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company's two loan portfolio segments are commercial lending and consumer lending.

The commercial lending segment includes loans and leases made to small business, middle market, large corporate, commercial real estate, financial institution, non-profit and public sector customers. Key risk characteristics relevant to commercial lending segment loans include the industry and geography of the borrower's business, purpose of the loan, repayment source, borrower's debt capacity and financial flexibility, loan covenants, and nature of pledged collateral, if any, as well as macroeconomic factors such as unemployment rates, corporate bond spreads, commercial property prices and long-term interest rates. These risk characteristics, among others, are considered in determining estimates about the likelihood of default by the borrowers and the severity of loss in the event of default. The Company considers these risk characteristics in assigning internal risk ratings to, or forecasting losses on, these loans, which are the significant factors in determining the allowance for credit losses for loans in the commercial lending segment.

The consumer lending segment represents loans and leases made to consumer customers, including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases and home equity loans and lines. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers' capacity and willingness to repay, customer payment history and credit scores and consider macroeconomic factors such as unemployment rates, asset and property prices, household debt levels, real disposable income, the effect of higher interest rates on variable rate or adjustable rate loans, and in some cases, updated loan-to-value ("LTV") information reflecting current market conditions on secured loans. These and other risk characteristics are reflected in forecasts of losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.

The Company further disaggregates its loan portfolio segments into various classes based on their underlying risk characteristics. The two classes within the commercial lending segment are commercial loans and commercial real estate loans. The three classes within the consumer lending segment are residential mortgages, credit card loans and other retail loans.

The Company utilizes a similar analysis by portfolio class to estimate its liability for unfunded credit commitments that are not unconditionally cancellable. The Company also engages in non-lending activities that may give rise to credit risk, including derivative transactions for balance sheet hedging purposes, foreign exchange transactions, deposit overdrafts, commodity contracts and interest rate contracts for customers, investments in securities and other financial assets, and settlement risk, including Automated Clearing House transactions and the processing of credit card transactions for merchants. These activities are subject to credit review, analysis and approval processes.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio which is achieved through limit setting by product type criteria, such as industry and geography, and identification of credit concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate lending, health care lending and correspondent banking financing. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity loans and lines, revolving credit arrangements and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices, mobile and online banking, and indirect distribution channels, such as auto and recreational vehicle dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. The Company has significant loan exposure within California given its strategic position in those markets and size of the economy.

The commercial loan class is diversified among various industries with higher percentages in credit intermediaries, asset management and real estate related. The Company finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but have similar characteristics to commercial real estate loans. These loans are included in the commercial loan category and totaled $17.6 billion and $15.4 billion at December 31, 2025 and 2024, respectively. Table 10 provides a summary of significant industry groups of commercial loans outstanding at December 31, 2025 and 2024.

The commercial real estate loan class reflects the Company's focus on serving businesses within its core geographic footprint, as well as regional and national investment-based real estate owners and developers. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 11 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2025 and 2024. Commercial real estate loans are diversified among various property types with higher percentages in multi-family and business owner-occupied properties. The commercial real estate office sector, which represented 8.8 percent of commercial real estate loans at December 31, 2025, has pressured credit quality metrics in this loan class. The Company continued to monitor the commercial real estate office portfolio and maintained an allowance to loan coverage ratio of 9 percent at December 31, 2025, compared with 11 percent at December 31, 2024.

TABLE 10 Commercial Loans by Industry Group

At December 31 (Dollars in Millions)	2025		2024	
	Loans	Percent of Total	Loans	Percent of Total
Industry Group				
Credit intermediaries	$ 21,331	13.9 %	$ 17,473	12.5 %
Asset management	18,341	11.9	14,006	10.0
Real estate related	17,608	11.4	15,413	11.1
Services	9,253	6.0	9,742	7.0
Healthcare	7,375	4.8	6,871	4.9
Media and entertainment	6,645	4.3	6,267	4.5
Capital goods	5,844	3.8	4,673	3.4
Retail	5,481	3.6	5,191	3.7
Food and beverage	5,291	3.4	4,927	3.5
Autos	4,668	3.0	4,451	3.2
Power	4,538	3.0	3,952	2.8
Technology	4,431	2.9	3,693	2.7
Energy	4,062	2.6	3,577	2.6
Transportation	3,850	2.5	4,052	2.9
Building materials	3,732	2.4	3,029	2.2
Metals and mining	3,550	2.3	3,543	2.5
Other	27,958	18.2	28,624	20.5
Total	$ 153,958	100.0 %	$ 139,484	100.0 %

TABLE 11 Commercial Real Estate Loans by Property Type and Geography

At December 31 (Dollars in Millions)	2025 Loans	2025 Percent of Total	2024 Loans	2024 Percent of Total
Property Type				
Multi-family	$ 18,670	38.2 %	$ 17,678	36.2 %
Business owner occupied	10,044	20.5	10,500	21.5
Industrial	5,629	11.5	4,791	9.8
Office	4,307	8.8	5,601	11.5
Retail	4,185	8.6	3,498	7.2
Residential land and development	3,406	7.0	3,659	7.5
Lodging	1,155	2.4	1,156	2.4
Other	1,524	3.0	1,976	3.9
Total	$ 48,920	100.0 %	$ 48,859	100.0 %
Geography				
California	$ 17,900	36.6 %	$ 17,990	36.8 %
Washington	3,842	7.9	4,607	9.4
Texas	2,463	5.0	2,366	4.8
Florida	2,436	5.0	1,726	3.5
Oregon	1,592	3.3	1,673	3.4
Illinois	1,424	2.9	1,431	2.9
Colorado	1,350	2.8	1,515	3.1
Georgia	1,279	2.6	832	1.7
Wisconsin	1,250	2.6	1,177	2.4
New Jersey	1,230	2.5	932	2.0
All other states	14,154	28.8	14,610	30.0
Total	$ 48,920	100.0 %	$ 48,859	100.0 %

The Company's consumer lending segment originates consumer credit through several channels, including traditional branch lending, mobile and online banking, indirect lending, alliance partnerships and correspondent banks. Each distinct underwriting and origination process within consumer lending manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles.

Residential mortgage originations are generally limited to prime borrowers and are performed through the Company's branches, loan production offices, mobile and online services, and a wholesale network of originators. The Company may retain residential mortgage loans it originates on its balance sheet or sell the loans into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company's portfolio and for home equity and second mortgages, credit risk is managed by adherence to LTV and borrower credit criteria during the underwriting process.

The Company estimates updated LTV information on its outstanding residential mortgages quarterly, based on a method that combines automated valuation model updates and relevant home price indices. LTV is the ratio of the loan's outstanding principal balance to the current estimate of property value. For home equity and second mortgages, combined loan-to-value ("CLTV") is the combination of the first mortgage original principal balance and the second lien outstanding principal balance, relative to the current estimate of property value. Certain loans do not have an LTV or CLTV, primarily due to lack of available relevant automated valuation model and/or home price indices values, or lack of necessary valuation data on acquired loans.

The following tables provide summary information of residential mortgages and home equity and second mortgages by LTV at December 31, 2025:

Residential Mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Loan-to-Value				
Less than or equal to 80%	$ 11,996	$ 89,299	$ 101,295	87.4 %
Over 80% through 90%	224	5,256	5,480	4.7
Over 90% through 100%	22	918	940	.8
Over 100%	5	413	418	.4
No LTV available	—	6	6	—
Loans purchased from GNMA mortgage pools[(a)]	—	7,746	7,746	6.7
Total	$ 12,247	$ 103,638	$ 115,885	100.0 %

(a) Represents loans purchased and loans that could be purchased from Government National Mortgage Association ("GNMA") mortgage pools under delinquent loan repurchase options whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Home Equity and Second Mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Loan-to-Value / Combined Loan-to-Value				
Less than or equal to 80%	$ 10,502	$ 2,752	$ 13,254	94.5 %
Over 80% through 90%	512	141	653	4.7
Over 90% through 100%	60	17	77	.5
Over 100%	19	6	25	.2
No LTV/CLTV available	16	—	16	.1
Total	$ 11,109	$ 2,916	$ 14,025	100.0 %

Credit card and other retail loans are diversified across customer segments and geographies. Diversification in the credit card portfolio is achieved with broad customer relationship distribution through the Company's and financial institution partners' branches, retail and affinity partners, and digital channels.

The following table provides a summary of the Company's credit card loan balances disaggregated based upon updated credit score at December 31, 2025:

	Percent of Total[(a)]
Credit score > 660	87 %
Credit score < 660	13
No credit score	—

(a) Credit score distribution excludes loans serviced by others.

Tables 12, 13 and 14 provide a geographical summary of the residential mortgage, credit card and other retail loan portfolios, respectively.

TABLE 12 Residential Mortgages by Geography

	2025		2024	
At December 31 (Dollars in Millions)	Loans	Percent of Total	Loans	Percent of Total
California	$ 50,536	43.6 %	$ 53,682	45.2 %
Washington	6,899	6.0	6,829	5.8
Florida	4,028	3.5	3,947	3.3
Colorado	3,546	3.1	3,737	3.1
New York	3,508	3.0	3,129	2.6
Texas	3,388	2.9	3,312	2.8
Illinois	3,374	2.9	3,452	2.9
Minnesota	3,115	2.7	3,357	2.9
Arizona	3,071	2.7	3,088	2.6
Massachusetts	2,770	2.4	2,737	2.3
All other states	31,650	27.2	31,543	26.5
Total	$ 115,885	100.0 %	$ 118,813	100.0 %

TABLE 13 Credit Card Loans by Geography

At December 31 (Dollars in Millions)	2025 Loans	2025 Percent of Total	2024 Loans	2024 Percent of Total
California	$ 3,656	11.3 %	$ 3,289	10.8 %
Texas	1,950	6.0	1,819	6.0
Illinois	1,687	5.2	1,557	5.1
Florida	1,597	5.0	1,479	4.9
Ohio	1,550	4.8	1,468	4.8
Minnesota	1,436	4.5	1,371	4.5
Wisconsin	1,277	4.0	1,220	4.0
Missouri	1,026	3.2	960	3.2
Washington	1,019	3.2	947	3.1
Michigan	954	3.0	933	3.1
All other states	16,082	49.8	15,307	50.5
Total	$ 32,234	100.0 %	$ 30,350	100.0 %

TABLE 14 Other Retail Loans by Geography

At December 31 (Dollars in Millions)	2025 Loans	2025 Percent of Total	2024 Loans	2024 Percent of Total
California	$ 8,687	21.5 %	$ 9,179	21.7 %
Florida	2,818	7.0	2,675	6.3
Texas	2,594	6.4	2,995	7.1
Washington	1,772	4.4	1,746	4.1
Minnesota	1,548	3.8	1,742	4.1
Ohio	1,411	3.5	1,520	3.6
Illinois	1,318	3.3	1,435	3.4
Colorado	1,295	3.2	1,340	3.2
Oregon	1,259	3.1	1,259	3.0
New York	1,208	3.0	1,329	3.1
All other states	16,428	40.8	17,106	40.4
Total	$ 40,338	100.0 %	$ 42,326	100.0 %

TABLE 15 Delinquent Loan Ratios as a Percent of Ending Loan Balances

At December 31 90 days or more past due	2025	2024
Commercial		
Commercial	.07 %	.07 %
Lease financing	—	—
Total commercial	.06	.07
Commercial Real Estate		
Commercial mortgages	—	—
Construction and development	.13	.09
Total commercial real estate	.03	.02
Residential Mortgages[(a)]	.25	.17
Credit Card	1.26	1.43
Other Retail		
Retail leasing	.06	.05
Home equity and second mortgages	.18	.25
Other	.11	.11
Total other retail	.13	.15
Total loans	.22 %	.21 %

At December 31 90 days or more past due and nonperforming loans	2025	2024
Commercial	.53 %	.55 %
Commercial real estate	1.09	1.70
Residential mortgages[(a)]	.38	.30
Credit card	1.26	1.43
Other retail	.53	.50
Total loans	.61 %	.69 %

(a) Delinquent loan ratios exclude $3.5 billion and $2.3 billion at December 31, 2025 and 2024, respectively, of loans purchased and loans that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due and nonperforming to total residential mortgages was 3.37 percent and 2.28 percent at December 31, 2025 and 2024, respectively.

Loan Delinquencies Trends in delinquency ratios are an indicator, among other considerations, of credit risk within the Company's loan portfolios. The entire balance of a loan account is considered delinquent if the minimum payment contractually required to be made is not received by the date specified on the billing statement. Delinquent loans purchased and loans that could be purchased from GNMA mortgage pools under delinquent loan repurchase options, whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, are excluded from delinquency statistics.

Accruing loans 90 days or more past due totaled $853 million at December 31, 2025, compared with $810 million at December 31, 2024. Accruing loans 90 days or more past due are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was 0.22 percent at December 31, 2025, compared with 0.21 percent at December 31, 2024.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

At December 31 (Dollars in Millions)	Amount 2025	Amount 2024	As a Percent of Ending Loan Balances 2025	As a Percent of Ending Loan Balances 2024
Residential Mortgages[(a)]				
30-89 days	$ 214	$ 188	.18 %	.16 %
90 days or more	285	206	.25	.17
Nonperforming	151	152	.13	.13
Total	$ 650	$ 546	.56 %	.46 %
Credit Card				
30-89 days	$ 419	$ 428	1.30 %	1.41 %
90 days or more	405	435	1.26	1.43
Nonperforming	—	—	—	—
Total	$ 824	$ 863	2.56 %	2.84 %
Other Retail				
Retail Leasing				
30-89 days	$ 20	$ 25	.57 %	.62 %
90 days or more	2	2	.06	.05
Nonperforming	7	7	.20	.17
Total	$ 29	$ 34	.82 %	.84 %
Home Equity and Second Mortgages				
30-89 days	$ 57	$ 61	.41 %	.45 %
90 days or more	25	34	.18	.25
Nonperforming	136	121	.97	.89
Total	$ 218	$ 216	1.55 %	1.59 %
Other[(b)]				
30-89 days	$ 110	$ 143	.48 %	.58 %
90 days or more	25	28	.11	.11
Nonperforming	18	19	.08	.08
Total	$ 153	$ 190	.67 %	.77 %

(a) Excludes $606 million of loans 30-89 days past due and $3.5 billion of loans 90 days or more past due at December 31, 2025, purchased and that could be purchased from GNMA mortgage pools under delinquent loan repurchase options that continue to accrue interest, compared with $660 million and $2.3 billion at December 31, 2024, respectively.

(b) Includes revolving credit, installment and automobile loans.

Modified Loans The Company may modify loan terms to support borrowers facing financial hardship, typically through interest rate reductions, maturity extensions or other concessions. Modified loans accrue interest if borrowers meet revised terms over time. Modifications are assessed case-by-case across loan types, with commercial loans often involving maturity extensions and collateral adjustments, and residential mortgages modified under federal and internal programs to improve affordability. Credit card and retail loan modifications follow structured programs. Refer to Notes 1 and 5 of the Notes to Consolidated Financial Statements for further information on loan modifications to borrowers experiencing financial difficulty.

The Company also makes short-term modifications, in limited circumstances, to assist borrowers experiencing temporary hardships. Short-term consumer lending modification programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed.

Nonperforming Assets The level of nonperforming assets represents another indicator of the Company's risk within the loan portfolio. Nonperforming assets include nonaccrual loans, modified loans not performing in accordance with modified terms and not accruing interest, modified loans that have not met the performance period required to return to accrual status, other real estate owned ("OREO") and other nonperforming assets owned by the Company. Interest payments collected from assets on nonaccrual status are generally applied against the principal balance and not recorded as income. However, interest income may be recognized for interest payments received if the remaining carrying amount of the loan is believed to be collectible.

At December 31, 2025, total nonperforming assets were $1.6 billion, compared to $1.8 billion at December 31, 2024. The $242 million (13.2 percent) decrease in nonperforming assets was primarily due to the resolution of nonperforming commercial real estate loans. The ratio of total nonperforming assets to total loans and other real estate was 0.41 percent at December 31, 2025, compared with 0.48 percent at December 31, 2024.

OREO was $24 million at December 31, 2025, compared with $21 million at December 31, 2024, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

TABLE 16 Nonperforming Assets[a]

At December 31 (Dollars in Millions)	2025	2024
Commercial		
Commercial	$ 695	$ 644
Lease financing	22	26
Total commercial	717	670
Commercial Real Estate		
Commercial mortgages	504	789
Construction and development	14	35
Total commercial real estate	518	824
Residential Mortgages[b]	151	152
Credit Card	—	—
Other Retail		
Retail leasing	7	7
Home equity and second mortgages	136	121
Other	18	19
Total other retail	161	147
Total nonperforming loans[1]	1,547	1,793
Other Real Estate[c]	24	21
Other Assets	19	18
Total nonperforming assets	$ 1,590	$ 1,832
Accruing loans 90 days or more past due[b]	$ 853	$ 810
Period-end loans[2]	$ 391,335	$ 379,832
Nonperforming loans to total loans[1][2]	.40 %	.47 %
Nonperforming assets to total loans plus other real estate[c]	.41 %	.48 %

Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Residential Mortgages, Credit Card and Other Retail	Total
Balance December 31, 2024	$ 1,494	$ 338	$ 1,832
Additions to nonperforming assets			
New nonaccrual loans and foreclosed properties	1,217	187	1,404
Advances on loans	78	1	79
Total additions	1,295	188	1,483
Reductions in nonperforming assets			
Paydowns, payoffs	(931)	(51)	(982)
Net sales	(39)	(23)	(62)
Return to performing status	(92)	(71)	(163)
Charge-offs[d]	(492)	(26)	(518)
Total reductions	(1,554)	(171)	(1,725)
Net additions to (reductions in) nonperforming assets	(259)	17	(242)
Balance December 31, 2025	$ 1,235	$ 355	$ 1,590

(a) Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b) Excludes $3.5 billion and $2.3 billion at December 31, 2025 and 2024, respectively, of loans purchased and loans that could be purchased from GNMA mortgage pools under delinquent loan repurchase options that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.
(c) Foreclosed GNMA loans of $65 million and $46 million at December 31, 2025 and 2024, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.
(d) Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

TABLE 17 Net Charge-offs as a Percent of Average Loans Outstanding

Year Ended December 31 (Dollars in Millions)	2025 Average Loan Balance	2025 Net Charge-offs	2025 Percent	2024 Average Loan Balance	2024 Net Charge-offs	2024 Percent	2023 Average Loan Balance	2023 Net Charge-offs	2023 Percent
Commercial									
Commercial	$ 140,474	$ 528	.38 %	$ 129,235	$ 523	.40 %	$ 130,544	$ 293	.22 %
Lease financing	4,242	22	.52	4,177	29	.69	4,339	21	.48
Total commercial	144,716	550	.38	133,412	552	.41	134,883	314	.23
Commercial Real Estate									
Commercial mortgages	38,475	152	.40	40,513	163	.40	42,894	265	.62
Construction	10,046	1	.01	11,144	2	.02	11,752	(2)	(.02)
Total commercial real estate	48,521	153	.32	51,657	165	.32	54,646	263	.48
Residential Mortgages	116,144	(4)	—	117,026	(9)	(.01)	115,922	109	.09
Credit Card	30,093	1,223	4.06	28,683	1,227	4.28	26,570	849	3.20
Other Retail									
Retail leasing	3,786	57	1.51	4,097	21	.51	4,665	6	.13
Home equity and second mortgages	13,734	(2)	(.01)	13,181	(1)	(.01)	12,829	(2)	(.02)
Other	23,266	187	.80	25,819	197	.76	31,760	366	1.15
Total other retail	40,786	242	.59	43,097	217	.50	49,254	370	.75
Total loans	$ 380,260	$ 2,164	.57 %	$ 373,875	$ 2,152	.58 %	$ 381,275	$ 1,905	.50 %

Analysis of Loan Net Charge-offs Total loan net charge-offs were $2.2 billion in 2025, reflecting an increase of $12 million (0.6 percent) compared with 2024. The increase in total net charge-offs reflected higher other retail loan net charge-offs, partially offset by lower commercial real estate loan net charge-offs. The ratio of total loan net charge-offs to average loans outstanding was 0.57 percent in 2025, compared with 0.58 percent in 2024.

Analysis and Determination of the Allowance for Credit Losses The allowance for credit losses is established for current expected credit losses on the Company's loan and lease portfolio, including unfunded credit commitments. The allowance considers expected losses for the remaining lives of the applicable assets, net of expected recoveries. The allowance for credit losses is increased through provisions charged to earnings and reduced by net charge-offs.

Management evaluates the appropriateness of the allowance for credit losses on a quarterly basis. Multiple economic scenarios are considered over a three-year reasonable and supportable forecast period, which includes increasing consideration of historical loss experience over years two and three. These economic scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses. After the forecast period, the Company fully reverts to long-term historical loss experience, adjusted for expected prepayments and characteristics of the current loan and lease portfolio, to estimate losses over the remaining life of the portfolio. The economic scenarios are updated at least quarterly and are designed to provide a range of reasonable estimates, both better and worse than current expectations. Scenarios are weighted based on the Company's expectation of economic conditions for the foreseeable future and reflect significant judgment and consideration of economic forecast uncertainty. Final loss estimates also consider factors affecting credit losses not reflected in the scenarios, due to the unique aspects of current conditions and expectations. These factors may include, but are not limited to, changes in borrower behavior or conditions in specific lending segments, loan servicing practices, regulatory guidance, fiscal and monetary policy actions, and/or other emerging risks which may impact the portfolio.

Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company's analysis of credit losses and reported reserve ratios.

The allowance recorded for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors are aligned to the key risk characteristics of the commercial and consumer lending segments and include, but are not limited to, macroeconomic variables, loan characteristics and borrower characteristics, For each loan portfolio, including those loans modified under various loan modification programs, model estimates are adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that may affect the accuracy of the model. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off or expected recoveries on collateral-dependent loans where recovery is expected through sale of the collateral at fair value less selling costs.

For loans and leases that do not share similar risk characteristics with a pool of loans, the Company establishes individually assessed reserves. Reserves for larger individual nonperforming loans in the commercial lending segment are analyzed utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans as appropriate.

When a loan portfolio is purchased, the acquired loans are divided into those considered purchased with more than insignificant credit deterioration ("PCD") and those not considered PCD. An allowance is established for each population and considers product mix, risk characteristics of the portfolio and delinquency status and refreshed LTV ratios when possible. Considerations for PCD loans include whether the loan has experienced a charge-off, bankruptcy or significant deterioration since origination. The allowance established for purchased loans not considered PCD is recognized through provision expense upon acquisition, whereas the allowance established for loans considered PCD at acquisition is offset by an increase in the basis of the acquired loans. Any subsequent increases and decreases in the allowance related to purchased loans, regardless of PCD status, are recognized through provision expense, with charge-offs charged to the allowance. The Company had a total net book balance of $1.5 billion of loans assigned a PCD status, primarily related to the MUB acquisition, included in its loan portfolio at December 31, 2025.

The Company's methodology for determining the appropriate allowance for credit losses also considers the imprecision inherent in the methodologies used and allocated to the various loan portfolios. As a result, amounts determined under the methodologies described above are adjusted by management to consider the potential impact of other qualitative factors not captured in quantitative model adjustments which include, but are not limited to, the following: model imprecision, imprecision in economic scenario assumptions, and emerging risks related to either changes in the economic environment that are affecting specific portfolios, or changes in portfolio concentrations over time that may affect model performance. The consideration of these items results in adjustments to allowance amounts included in the Company's allowance for credit losses for each loan portfolio.

The results of the analysis are evaluated quarterly to confirm the estimates are appropriate for each loan portfolio. Table 18 shows the amount of the allowance for credit losses by loan class and underlying portfolio category.

Although the Company determined the amount of each element of the allowance separately and considers this process to be an important credit management tool, the entire allowance for credit losses is available for the entire loan portfolio. The actual amount of losses can vary significantly from the estimated amounts.

At December 31, 2025, the allowance for credit losses was $7.9 billion, reflecting an increase of $22 million (0.3 percent) compared with December 31, 2024. The increase from the prior year was primarily driven by loan portfolio growth, partially offset by improved credit quality. The Company continued to monitor economic uncertainty related to interest rates, inflationary pressures, including those related to changing trade policy, geopolitical events, and other economic factors that may affect the financial strength of corporate and consumer borrowers.

The ratio of the allowance for credit losses to period-end loans was 2.03 percent at December 31, 2025, compared with 2.09 percent at December 31, 2024. The ratio of the allowance for credit losses to nonperforming loans was 514 percent at December 31, 2025, compared with 442 percent at December 31, 2024. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2025, was 367 percent, compared with 368 percent at December 31, 2024.

The allowance for credit losses related to commercial lending segment loans decreased $84 million during the year ended December 31, 2025, reflecting improved credit quality and portfolio mix, partially offset by commercial loan growth.

The allowance for credit losses related to consumer lending segment loans increased $106 million during the year ended December 31, 2025, due to credit card portfolio growth, partially offset by the impact of loan sales during the second quarter of 2025.

Economic forecasts considered in estimating the allowance for credit losses at December 31, 2025 included changes in projected gross domestic product and unemployment levels. These factors were evaluated through a combination of quantitative calculations using multiple economic scenarios and additional qualitative assessments that considered the degree of economic uncertainty in the current environment. The projected unemployment rates considered in the estimate ranged from 3.7 percent to 9.4 percent, with a peak weighted-average unemployment rate of 5.9 percent.

The following table summarizes the baseline forecast for key economic variables the Company used in its estimate of the allowance for credit losses at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
United States unemployment rate for the three months ending[a]		
December 31, 2025	4.5 %	4.3 %
June 30, 2026	4.5	4.4
December 31, 2026	4.4	4.3
United States real gross domestic product for the three months ending[b]		
December 31, 2025	1.7 %	1.7 %
June 30, 2026	1.8	2.0
December 31, 2026	1.8	2.2

(a) Reflects quarterly average of forecasted reported United States unemployment rate.
(b) Reflects year-over-year growth rates.

TABLE 18 Allocation of the Allowance for Credit Losses

	Allowance Amount		Allowance as a Percent of Loans	
At December 31 (Dollars in Millions)	2025	2024	2025	2024
Commercial				
Commercial	$ 2,245	$ 2,090	1.50 %	1.55 %
Lease financing	66	85	1.49	2.01
Total commercial	2,311	2,175	1.50	1.56
Commercial Real Estate				
Commercial mortgages	885	1,016	2.24	2.63
Construction and development	403	492	4.27	4.80
Total commercial real estate	1,288	1,508	2.63	3.09
Residential Mortgages	747	783	.64	.66
Credit Card	2,769	2,640	8.59	8.70
Other Retail				
Retail leasing	108	93	3.06	2.30
Home equity and second mortgages	262	255	1.87	1.88
Other	462	471	2.03	1.91
Total other retail	832	819	2.06	1.93
Total allowance	$ 7,947	$ 7,925	2.03 %	2.09 %

TABLE 19 Summary of Allowance for Credit Losses

(Dollars in Millions)	2025	2024	2023
Balance at beginning of year	$ 7,925	$ 7,839	$ 7,404
Change in accounting principle[a]	—	—	(62)
Allowance for acquired credit losses[b]	—	—	127
Charge-Offs			
Commercial			
Commercial	638	615	357
Lease financing	32	37	32
Total commercial	670	652	389
Commercial real estate			
Commercial mortgages	208	218	278
Construction and development	2	11	3
Total commercial real estate	210	229	281
Residential mortgages	15	13	129
Credit card	1,461	1,406	1,014
Other retail			
Retail leasing	72	35	18
Home equity and second mortgages	7	9	12
Other	258	269	448
Total other retail	337	313	478
Total charge-offs[c]	2,693	2,613	2,291
Recoveries			
Commercial			
Commercial	110	92	64
Lease financing	10	8	11
Total commercial	120	100	75
Commercial real estate			
Commercial mortgages	56	55	13
Construction and development	1	9	5
Total commercial real estate	57	64	18
Residential mortgages	19	22	20
Credit card	238	179	165
Other retail			
Retail leasing	15	14	12
Home equity and second mortgages	9	10	14
Other	71	72	82
Total other retail	95	96	108
Total recoveries	529	461	386
Net Charge-Offs			
Commercial			
Commercial	528	523	293
Lease financing	22	29	21
Total commercial	550	552	314
Commercial real estate			
Commercial mortgages	152	163	265
Construction and development	1	2	(2)
Total commercial real estate	153	165	263
Residential mortgages	(4)	(9)	109
Credit card	1,223	1,227	849
Other retail			
Retail leasing	57	21	6
Home equity and second mortgages	(2)	(1)	(2)
Other	187	197	366
Total other retail	242	217	370
Total net charge-offs	2,164	2,152	1,905
Provision for credit losses[d]	2,186	2,238	2,275
Balance at end of year	$ 7,947	$ 7,925	$ 7,839
Components			
Allowance for loan losses	$ 7,605	$ 7,583	$ 7,379
Liability for unfunded credit commitments	342	342	460
Total allowance for credit losses[1]	$ 7,947	$ 7,925	$ 7,839
Period-end loans[2]	$ 391,335	$ 379,832	$ 373,835
Nonperforming loans[3]	1,547	1,793	1,449
Allowance for Credit Losses as a Percentage of			
Period-end loans[1]/[2]	2.03 %	2.09 %	2.10 %
Nonperforming loans[1]/[3]	514	442	541
Nonperforming and accruing loans 90 days or more past due	331	304	365
Nonperforming assets	500	433	525
Net charge-offs	367	368	411

(a) Effective January 1, 2023, the Company adopted accounting guidance which removed the separate recognition and measurement of troubled debt restructurings.
(b) Allowance for purchased credit deteriorated and charged-off loans acquired from MUB.
(c) 2023 includes $91 million of charge-offs related to uncollectible amounts on acquired loans, as well as $309 million of charge-offs related to balance sheet repositioning and capital management actions.
(d) 2023 includes provision for credit losses of $243 million related to balance sheet repositioning and capital management actions.

Residual Value Risk Management The Company manages its risk to changes in the residual value of leased vehicles, office and business equipment, and other assets through disciplined residual valuation at the inception of a lease, diversification of its leased assets, regular residual asset valuation reviews and monitoring of residual value gains or losses upon the disposition of assets. Lease originations are subject to the same well-defined underwriting standards referred to in the "Credit Risk Management" section, which includes an evaluation of the residual value risk. Retail lease residual value risk is mitigated further by effective end-of-term marketing of off-lease vehicles.

Included in the retail leasing portfolio was approximately $2.7 billion of retail leasing residuals at December 31, 2025, compared with $3.1 billion at December 31, 2024. The Company monitors concentrations of leases by manufacturer and vehicle type. As of December 31, 2025, vehicle lease residuals related to sport utility vehicles were 53.2 percent of the portfolio, while auto and truck classes represented approximately 21.9 percent and 17.2 percent of the portfolio, respectively. At year-end 2025, the individual vehicle model with the largest residual value outstanding represented 17.4 percent of the aggregate residual value of all vehicles in the portfolio. At December 31, 2025 and 2024, the weighted-average origination term of the portfolio was 41 months. At December 31, 2025, the commercial leasing portfolio had $473 million of residuals, compared with $484 million at December 31, 2024. At year-end 2025, lease residuals related to trucks and other transportation equipment represented 37.4 percent of the total residual portfolio, while business and office equipment represented 27.7 percent.

Operational Risk Management The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company's objectives. Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities, including those additional or increased risks created by economic and financial disruptions.

The Company maintains a system of controls with the objectives of providing proper transaction authorization and execution, proper system operations and proper oversight of third parties with whom it does business, safeguarding of assets from misuse or theft, and ensuring the reliability and security of financial and other data. The Company also maintains a cybersecurity risk program which provides centralized planning and management of related and interdependent work with a focus on risks from cybersecurity threats. The Company's cybersecurity risk program is integrated into the Company's overall business and operational strategies and requires that the Company allocate appropriate resources to maintain the program. Refer to "Item 1C. Cybersecurity" in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, for further discussion on the Company's cybersecurity risk program.

Business continuation and disaster recovery planning is also critical to effectively managing operational risks. Each business unit of the Company is required to develop, maintain and test these plans at least annually to ensure that recovery activities, if needed, can support mission critical functions, including technology, networks and data centers supporting customer applications and business operations.

While the Company strives to design processes to minimize operational risks, the Company has experienced and may continue to experience business disruptions and operational losses from external events and internal control breakdowns. On an ongoing basis, management makes process changes and investments to enhance its systems of internal controls and business continuity and disaster recovery plans.

Compliance Risk Management The Company may suffer legal or regulatory sanctions, material financial loss, or damage to its brand if it fails to comply with laws, regulations, rules, standards of good practice, and codes of conduct, including those related to compliance with Bank Secrecy Act/anti-money laundering requirements, sanctions compliance requirements as administered by the Office of Foreign Assets Control, consumer protection and other requirements. The Company has controls and processes in place for the assessment, identification, monitoring, management and reporting of compliance risks and issues, including those created or increased by economic and financial disruptions. Refer to "Supervision and Regulation" in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, for further discussion of the regulatory framework applicable to bank holding companies and their subsidiaries.

Strategic Risk Management The Board of Directors oversees the Company's strategic direction and approves the strategic plan. Senior management develops and executes strategic objectives, assessing internal capabilities, market conditions, emerging risks, and regulatory developments as part of the annual strategic planning cycle. Strategic Risk Management ("SRM"), operating as the second line of defense, provides independent oversight of strategic initiatives and associated risk exposures. SRM evaluates strategic proposals, monitors key internal and external risk drivers, and performs review and challenge of business lines to ensure strategy execution aligns with the Company's risk appetite and governance expectations. The Company conducts ongoing monitoring of strategic risk through periodic reporting to senior management and the Board of Directors. Reporting includes updates on strategic initiatives, operating environment changes, risk indicators, and emerging risks. Strategic risk insights are integrated into enterprise risk assessments, risk appetite monitoring, and strategic performance reviews. The Company continuously enhances its strategic risk management practices to reflect changes in the operating environment and evolving governance expectations.

Interest Rate Risk Management In the banking industry, changes in interest rates are a significant risk that can impact earnings as well as the safety and soundness of an entity. The Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Management Committee ("ALCO") and approved by the Board of Directors. The ALCO has the responsibility for approving and overseeing compliance with the ALCO management policies, including interest rate risk exposure. One way the Company measures and analyzes its interest rate risk is through analysis of net interest income sensitivities across a range of scenarios.

Net interest income sensitivity analysis includes evaluating all of the Company's assets and liabilities and off-balance sheet instruments, inclusive of new business activity, under various interest rate scenarios that differ in the direction, amount and speed of change over time, as well as the overall shape of the yield curve. The balance sheet includes assumptions regarding loan and deposit volumes and pricing which are based on quantitative analysis, historical trends and management outlook and strategies. Deposit balances, mix and pricing are dynamic across interest rate scenarios and will change both with the absolute level of rates as well as the assumed interest rate shock. Deposit pricing changes, commonly referred to as the deposit beta, represents the amount by which the Company's interest-bearing deposit rates have or will change given a change in short-term market rates. Base case and net interest income sensitivities are reviewed monthly by the ALCO and are used to guide asset/liability management strategies.

The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company's assets and liabilities and off-balance sheet instruments will change given a change in interest rates. Management measures the impact of changes in market values due to interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. The Company manages its interest rate risk position by holding assets with desired interest rate risk characteristics on its balance sheet, executing certain pricing strategies for loans and deposits and deploying investment portfolio, funding and derivative strategies.

Table 20 summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The sensitivity of the projected impact to net interest income over the next 12 months is dependent on balance sheet growth, product mix, customer behavior, deposit pricing and funding decisions. From December 31, 2024 to December 31, 2025, changes in net interest income sensitivities reflect updates to the interest rate outlook, both the actual and projected balance sheet, investment and hedging activities, as well as enhancements to behavioral models made in the third quarter of 2025. The Company periodically assesses interest rate risk scenarios and behavioral assumptions, such as deposit rotation, pricing sensitivity and mortgage prepayment speeds, based on historical experience and projected through-the-cycle dynamics. As of December 31, 2025, the Company remains relatively neutral to a parallel 50 basis point shift in interest rates, as asset and liability repricing remains closely aligned. Under more significant rate shock scenarios, certain assets and liabilities, particularly mortgage assets and deposit products, are expected to exhibit non-linear behavior, resulting in varying impacts to net interest income. In higher rate scenarios, the analysis anticipates deposit disintermediation and a mix shift into higher yielding products, along with reduced mortgage prepayments. Conversely, in lower rate scenarios, the analysis assumes that deposits will shift into lower yielding products, while mortgage paydowns accelerate. While the Company's interest rate risk models incorporate historical data and expected customer behaviors, actual outcomes may differ significantly due to changes in macroeconomic conditions, competitive dynamics and customer preferences.

TABLE 20 Sensitivity of Net Interest Income

	December 31, 2025				December 31, 2024			
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Immediate	Up 200 bps Immediate	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Immediate	Up 200 bps Immediate
Net interest income	(.02)%	(.07)%	(1.83)%	.80 %	.25 %	.17 %	.01 %	1.05 %

Use of Derivatives to Manage Interest Rate and Other Risks To manage the sensitivity of earnings and capital to interest rate, prepayment, credit, price and foreign currency fluctuations (asset and liability management positions), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

- To convert fixed-rate debt and available-for-sale investment securities from fixed-rate payments to floating-rate payments;
- To convert floating-rate loans and debt from floating-rate payments to fixed-rate payments;
- To mitigate changes in value of the Company's unfunded mortgage loan commitments, funded MLHFS and MSRs;
- To mitigate remeasurement volatility of foreign currency denominated balances; and
- To mitigate the volatility of the Company's net investment in foreign operations driven by fluctuations in foreign currency exchange rates.

In addition, the Company enters into interest rate, foreign exchange and commodity derivative contracts to support the business requirements of its customers (customer-related positions). The Company minimizes the market, funding and liquidity risks of customer-related positions by either entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure from these customer-related positions. The Company may enter into derivative contracts that are either exchange-traded, centrally cleared through clearinghouses or over-the-counter. The Company does not utilize derivatives for speculative purposes.

The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the associated accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, swaptions, forward commitments to buy to-be-announced securities ("TBAs"), U.S. Treasury and Secured Overnight Financing Rate ("SOFR") futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. Refer to Note 9 of the Notes to Consolidated Financial Statements for additional information regarding MSRs, including management of the changes in fair value.

Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. The forward commitments to sell and the unfunded mortgage loan commitments on loans intended to be sold are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities. The Company has elected the fair value option for the MLHFS.

Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, by entering into master netting arrangements, and, where possible, by requiring collateral arrangements. The Company may also transfer counterparty credit risk related to interest rate swaps to third parties through the use of risk participation agreements. In addition, certain interest rate swaps, interest rate forwards and credit contracts are required to be centrally cleared through clearinghouses to further mitigate counterparty credit risk. The Company also mitigates the credit risk of its derivative positions, as well as the credit risk on loans or lending portfolios, through the use of credit contracts.

For additional information on derivatives and hedging activities, refer to Notes 19 and 20 in the Notes to Consolidated Financial Statements.

Market Risk Management In addition to interest rate risk, the Company is exposed to other forms of market risk, principally related to trading activities which support customers' strategies to manage their own foreign currency, interest rate risk, commodities risk and funding activities. For purposes of its internal capital adequacy assessment process, the Company considers risk arising from its trading activities, as well as the remeasurement volatility of foreign currency denominated balances included on its Consolidated Balance Sheet (collectively, "Covered Positions"), employing methodologies consistent with the requirements of regulatory rules for market risk. The Company's Market Risk Committee ("MRC"), within the framework of the ALCO, oversees market risk management. The MRC monitors and reviews the Company's Covered Positions and establishes policies for market risk management, including exposure limits for each portfolio. The Company uses a VaR approach to measure general market risk. Theoretically, VaR represents the statistical risk of loss the Company has to adverse market movements over a one-day time horizon. The Company uses the historical simulation method to calculate VaR for its Covered Positions measured at the ninety-ninth percentile using a one-year look-back period for distributions derived from past market data. The market factors used in the calculations include those pertinent to market risks inherent in the underlying trading portfolios, principally those that affect the Company's corporate bond trading business, foreign currency transaction business, client derivatives business, loan trading business and municipal securities business, as well as those inherent in the Company's foreign denominated balances and the derivatives used to mitigate the related measurement volatility. On average, the Company expects the one-day VaR to be exceeded by actual losses two to three times per year related to these positions. The Company monitors the accuracy of internal VaR models and modeling processes by back-testing model performance, regularly updating the historical data used by the VaR models and regular model validations to assess the accuracy of the models' input, processing, and reporting components. All models are required to be independently reviewed and approved prior to being placed in use. If the Company were to experience market losses in excess of the estimated VaR more often than expected, the VaR models and associated assumptions would be analyzed and adjusted.

The average, high, low and period-end one-day VaR amounts for the Company's Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2025	2024
Average	$ 4	$ 3
High	22	4
Low	2	2
Period-end	4	2

The Company did not experience any actual losses for its combined Covered Positions that exceeded VaR during the years ended December 31, 2025 and 2024. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.

The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year look-back period is utilized that reflects a period of significant financial stress appropriate to the Company's Covered Positions. The period selected by the Company includes the significant market volatility of the last four months of 2008.

The average, high, low and period-end one-day Stressed VaR amounts for the Company's Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2025	2024
Average	$ 14	$ 10
High	64	16
Low	9	7
Period-end	14	11

Valuations of positions in client derivatives and foreign currency activities are based on discounted cash flow or other valuation techniques using market-based assumptions. These valuations are compared to third-party quotes or other market prices to determine if there are significant variances. Significant variances are approved by senior management in the Company's corporate functions. Valuation of positions in the corporate bond trading, loan trading, asset-backed securities and municipal securities businesses are based on trader marks. These trader marks are evaluated against third-party prices, with significant variances approved by senior management in the Company's corporate functions.

The Company also measures the market risk of its hedging activities related to residential MLHFS and MSRs using the historical simulation method. The VaRs are measured at the ninety-ninth percentile and employ factors pertinent to the market risks inherent in the valuation of the assets and hedges. A one-year look-back period is used to obtain past market data for the models.

The average, high and low VaR amounts for the residential MLHFS and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2025	2024
Residential Mortgage Loans Held For Sale and Related Hedges		
Average	$ 1	$ 2
High	2	3
Low	—	1
Mortgage Servicing Rights and Related Hedges		
Average	$ 2	$ 2
High	5	3
Low	1	1

Liquidity Risk Management The Company's liquidity risk management process is designed to identify, measure, and manage the Company's funding and liquidity risk to meet its daily funding needs and to address expected and unexpected changes in its funding requirements. The Company engages in various activities to manage its liquidity risk. These activities include diversifying its funding sources, stress testing, and holding readily-marketable assets which can be used as a source of liquidity if needed. In addition, the Company's profitable operations, sound credit quality and strong credit ratings and capital position have enabled it to develop a large and reliable base of core deposit funding within its market areas and in domestic and global capital markets.

The Company's Board of Directors approves the Company's liquidity policy and liquidity risk appetite. The Risk Management Committee of the Company's Board of Directors oversees the Company's liquidity risk management process and approves the Company's contingency funding plan. The ALCO reviews the Company's liquidity policy and limits, and regularly assesses the Company's ability to meet funding requirements arising from adverse company-specific or market events.

The Company maintains diversified wholesale funding sources to avoid maturity, entity and market concentrations. The Company operates a Cayman Islands branch for issuing Eurodollar time deposits. In addition, the Company has relationships with dealers to issue national market retail and institutional savings certificates and short-term and medium-term notes. The Company also maintains a significant correspondent banking network and relationships. Accordingly, the Company has access to national federal funds, funding through repurchase agreements and sources of stable certificates of deposit and commercial paper.

The Company regularly projects its funding needs under various stress scenarios and generally has access to diversified sources of funding in both normal and potentially adverse environments. The Company also maintains a contingency funding plan and tests its capabilities to access contingency funding through different channels. The Company's primary liquidity sources include cash at the Federal Reserve Bank and certain European central banks, unencumbered liquid assets, and capacity to borrow from the FHLB and at the Federal Reserve Bank's Discount Window. Unencumbered liquid assets in the Company's investment securities portfolio provide asset liquidity through the Company's ability to sell the securities or pledge and borrow against them. Refer to Note 4 of the Notes to Consolidated Financial Statements and "Balance Sheet Analysis" for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company's practice of pledging loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank.

The following table summarizes the Company's total available liquidity from cash, available investment securities and secured borrowing capacity:

(Dollars in Millions)	December 31, 2025	December 31, 2024
Cash held at the Federal Reserve Bank and other central banks	$ 39,206	$ 47,434
Available investment securities	56,366	67,910
Borrowing capacity from the Federal Reserve Bank and FHLB	205,120	171,226
Total available liquidity	$ 300,692	$ 286,570

The Company's diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company's reliance on the wholesale markets. Total deposits were $522.2 billion at December 31, 2025, compared with $518.3 billion at December 31, 2024. Average total deposits in 2025 and 2024 funded approximately 75 percent and 77 percent of the Company's total assets for these same periods, respectively. Refer to Note 11 of the Notes to Consolidated Financial Statements and "Balance Sheet Analysis" for further information on the maturities, terms and trends of the Company's deposits.

Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $60.8 billion at December 31, 2025, and is an important funding source because of its multi-year borrowing structure. Refer to Note 13 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company's long-term debt issuances and "Balance Sheet Analysis" for discussion on long-term debt trends. Short-term borrowings were $17.2 billion at December 31, 2025, and supplement the Company's other funding sources. Refer to Note 12 of the Notes to Consolidated Financial Statements and "Balance Sheet Analysis" for further information on the terms and trends of the Company's short-term borrowings.

The Company's ability to raise negotiated funding at competitive prices is influenced by rating agencies' views of the Company's credit quality, liquidity, capital and earnings. Table 21 details the rating agencies' most recent assessments as of December 31, 2025.

TABLE 21 Credit Ratings

	Moody's	S&P Global Ratings	Fitch Ratings	DBRS Morningstar
U.S. Bancorp				
Long-term issuer rating	A3	A	A+	AA (low)
Short-term issuer rating	N/A	A-1	F1	R-1 (middle)
Senior unsecured debt	A3	A	A	AA (low)
Subordinated debt	A3	A-	A-	A (high)
Junior subordinated debt	Baa1	N/A	N/A	N/A
Preferred stock	Baa2	BBB	BBB	A (low)
Commercial paper	P-2	N/A	F1	R-1 (middle)
U.S. Bank National Association				
Long-term issuer rating	A2	A+	A+	AA
Short-term issuer rating	P-1	A-1	F1	R-1 (high)
Long-term deposits	Aa3	N/A	AA-	AA
Short-term deposits	P-1	N/A	F1+	N/A
Senior unsecured debt	A2	A+	A+	AA
Subordinated debt	A2	A	N/A	AA (low)
Commercial paper	P-1	A-1	N/A	R-1 (high)
Counterparty risk assessment	A1(cr)/P-1(cr)			
Counterparty risk rating	A2/P-1			
Baseline credit assessment	a2			

In addition to assessing liquidity risk on a consolidated basis, the Company monitors the parent company's liquidity. The parent company's routine funding requirements consist primarily of operating expenses, dividends paid to shareholders, debt service, repurchases of common stock and funds used for acquisitions. The parent company obtains funding to meet its obligations from dividends collected from its subsidiaries and the issuance of debt and capital securities. The Company establishes limits for the minimal number of months into the future where the parent company can meet existing and forecasted obligations with cash and securities held that can be readily monetized. The Company measures and manages this limit in both normal and adverse conditions. The Company maintains sufficient funding to meet expected capital and debt service obligations for 24 months without the support of dividends from subsidiaries and assuming access to the wholesale markets is maintained. The Company maintains sufficient liquidity to meet its capital and debt service obligations for 12 months under adverse conditions without the support of dividends from subsidiaries or access to the wholesale markets. The parent company is currently in excess of required liquidity minimums.

Under SEC rules, the parent company is classified as a "well-known seasoned issuer," which allows it to file a registration statement that does not have a limit on issuance capacity. "Well-known seasoned issuers" generally include those companies with outstanding common securities with a market value of at least $700 million held by non-affiliated parties or those companies that have issued at least $1 billion in aggregate principal amount of non-convertible securities, other than common equity, in the last three years. However, the parent company's ability to issue debt and other securities under a registration statement filed with the SEC under these rules is limited by the debt issuance authority granted by the Company's Board of Directors and/or the ALCO policy.

At December 31, 2025, parent company long-term debt outstanding was $37.1 billion, compared with $35.3 billion at December 31, 2024. The increase was primarily due to $5.0 billion of medium-term note issuances, partially offset by $3.8 billion of medium-term note repayments. As of December 31, 2025, there was $2.5 billion of parent company debt scheduled to mature in 2026. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.

Dividend payments to the Company by its subsidiary bank are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. In general, dividends to the parent company from its banking subsidiary are limited by rules which compare dividends to net income for regulatorily-defined periods. For further information, see Note 24 of the Notes to Consolidated Financial Statements.

The Company is subject to a regulatory Liquidity Coverage Ratio ("LCR") requirement which requires large banking organizations to maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a 30-day stressed period. The Company's average daily LCR was 106.5 percent and 106.6 percent, respectively, for the three months ended December 31, 2025 and 2024. The Company was compliant with this requirement for both of these periods.

The Company is also subject to a regulatory Net Stable Funding Ratio ("NSFR") requirement which requires large banking organizations to maintain a minimum level of stable funding based on the liquidity characteristics of their assets, commitments, and derivative exposures over a one-year time horizon. The Company was compliant with this requirement at December 31, 2025 and December 31, 2024.

European Exposures The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Revenue generated from sources in Europe represented approximately 2 percent of the Company's total net revenue for 2025. Operating cash for these businesses is deposited on a short-term basis typically with certain European central banks. For deposits placed at other European banks, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2025, the Company had an aggregate amount on deposit with European banks of approximately $6.4 billion, predominately with the Central Bank of Ireland and Bank of England.

In addition, the Company provides financing to domestic multinational corporations that generate revenue from customers in European countries, transacts with various European banks as counterparties to certain derivative-related activities, and through a subsidiary, manages money market funds that hold certain investments in European sovereign debt. Any deterioration in economic conditions in Europe, including the impacts resulting from the Russia-Ukraine conflict, is not expected to have a significant effect on the Company related to these activities.

Commitments, Contingent Liabilities and Other Contractual Obligations The Company participates in many different contractual arrangements which may or may not be recorded on its balance sheet, with unrelated or consolidated entities, under which the Company has an obligation to pay certain amounts, provide credit or liquidity enhancements or provide market risk support. These arrangements also include any obligation related to a variable interest held in an unconsolidated entity that provides financing, liquidity, credit enhancement or market risk support.

In the ordinary course of business, the Company enters into contractual obligations that may require future cash payments, including funding for customer loan requests, customer deposit maturities and withdrawals, debt service, leases for premises and equipment, and other cash commitments. Refer to Notes 6, 11, 13, 16 and 22 in the Notes to Consolidated Financial Statements for information on the Company's operating lease obligations, deposits, long-term debt, benefit obligations and guarantees and other commitments, respectively.

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company's commitments to extend credit expire without being drawn and, therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company's exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancellable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2025 were $444.7 billion. The Company also issues and confirms various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2025 were $11.3 billion. For more information on the Company's commitments to extend credit and letters of credit, refer to Note 22 in the Notes to Consolidated Financial Statements.

The Company's off-balance sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. The entities in which the Company invests are generally considered variable interest entities ("VIEs"). The Company's recorded investment in these entities, net of contractual equity investment commitments of $5.8 billion, was $4.0 billion at December 31, 2025.

The Company also has non-controlling financial investments in private funds and partnerships considered VIEs. The Company's recorded investment in these entities was approximately $312 million at December 31, 2025, and the Company had unfunded commitments to invest an additional $127 million. For more information on the Company's interests in unconsolidated VIEs, refer to Note 7 in the Notes to Consolidated Financial Statements.

Guarantees are contingent commitments issued by the Company to customers or other third parties requiring the Company to perform if certain conditions exist or upon the occurrence or nonoccurrence of a specified event, such as a scheduled payment to be made under contract. The Company's primary guarantees include commitments from securities lending activities in which indemnifications are provided to customers; indemnification or buy-back provisions related to sales of loans and tax credit investments; and merchant charge-back guarantees through the Company's involvement in providing merchant processing services. For certain guarantees, the Company may have access to collateral to support the guarantee, or through the exercise of other recourse provisions, be able to offset some or all of any payments made under these guarantees.

The Company and certain of its subsidiaries, along with other Visa U.S.A. Inc. member banks, have a contingent guarantee obligation to indemnify Visa Inc. for potential losses arising from antitrust lawsuits challenging the practices of Visa U.S.A. Inc. and MasterCard International. The indemnification by the Company and other Visa U.S.A. Inc. member banks has no maximum amount. Refer to Note 22 in the Notes to Consolidated Financial Statements for further details regarding guarantees, other commitments, and contingent liabilities, including maximum potential future payments and current carrying amounts.

Capital Management The Company is committed to a balanced capital management approach in order to maintain strong protection for depositors and creditors, provide shareholder benefit and to exceed regulatory capital requirements for banking organizations. To achieve its capital goals, the Company employs a variety of capital management tools, including dividends, common share repurchases, and the issuance of subordinated debt, non-cumulative perpetual preferred stock, common stock and other capital instruments.

The Company announced on September 9, 2025 that its Board of Directors had approved a regular quarterly dividend of $0.52 per common share. This represented a 4 percent increase over the previous dividend rate per common share of $0.50 per quarter.

The Company announced on September 12, 2024 that its Board of Directors authorized a share repurchase program to repurchase up to $5.0 billion of its common stock, effective September 13, 2024. Capital distributions, including dividends and stock repurchases, are subject to the approval of the Company's Board of Directors and compliance with regulatory requirements. For a more complete analysis of activities impacting shareholders' equity and capital management programs, refer to Note 14 of the Notes to Consolidated Financial Statements.

Total U.S. Bancorp shareholders' equity was $65.2 billion at December 31, 2025, compared with $58.6 billion at December 31, 2024. The increase was primarily the result of corporate earnings and changes in unrealized gains and losses on available-for-sale investment securities included in accumulated other comprehensive income (loss), partially offset by dividends paid.

The regulatory capital requirements effective for the Company follow Basel III, with the Company being subject to calculating its capital adequacy as a percentage of risk-weighted assets under the standardized approach. Under Basel III, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio and a tier 1 total leverage exposure, or supplementary leverage ratio. The Company's minimum required capital ratios included a stress capital buffer of 2.6 percent at December 31, 2025. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the "well-capitalized" threshold under the FDIC Improvement Act prompt corrective action provisions. Refer to Note 14 of the Notes to Consolidated Financial

Statements for further detail on the Company's minimum required capital ratios and the minimum "well-capitalized" thresholds under the prompt corrective action framework.

Beginning in 2022, the Company began to phase into its regulatory capital requirements the cumulative deferred impact of its 2020 adoption of the accounting guidance related to the impairment of financial instruments based on the current expected credit losses ("CECL") methodology plus 25 percent of its quarterly credit reserve increases during 2020 and 2021. This cumulative deferred impact was phased into the Company's regulatory capital during 2022 through 2024. Beginning January 1, 2025, the regulatory capital requirements reflect the full implementation of the CECL methodology.

Table 22 provides a summary of statutory regulatory capital ratios in effect for the Company at December 31, 2025 and 2024. All regulatory ratios exceeded regulatory "well-capitalized" requirements. As of December 31, 2025, U.S. Bank National Association ("USBNA") also met all regulatory capital ratios to be considered "well-capitalized". There are no conditions or events since December 31, 2025 that management believes have changed the risk-based category of USBNA.

In July 2023, the U.S. federal bank regulatory authorities proposed a rule to refine the Basel III capital framework for financial institutions. The proposal incorporates elements of the international Basel Committee's post-crisis reforms, including the Fundamental Review of the Trading Book to replace the existing market risk rule, and introduces new standardized approaches for credit risk, operational risk and credit valuation adjustment (CVA) risk. However, the federal banking regulators have indicated they expect to issue a revised proposal, which is expected to modify aspects of the July 2023 proposal, including those described above. The proposal's finalization could revise the risk-based capital measures applicable to the Company; however, until the proposal is finalized the exact impacts are unknown.

The Company believes certain other capital ratios are useful in evaluating its capital utilization and adequacy. Refer to "Non-GAAP Financial Measures" beginning on page 54 for further information on these other capital ratios.

As an approved mortgage seller and servicer, USBNA, through its mortgage banking division, is required to maintain various levels of shareholder's equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2025, USBNA met these requirements.

TABLE 22 Regulatory Capital Ratios

At December 31 (Dollars in Millions)	2025	2024
Basel III standardized approach:		
Common shareholders' equity	$ 58,385	$ 51,770
Less intangible assets		
Goodwill (net of deferred tax liability)	(11,603)	(11,508)
Other disallowed intangible assets (net of deferred tax liability)	(1,507)	(1,846)
Other[(a)]	6,390	9,461
Common equity tier 1 capital	51,665	47,877
Qualifying preferred stock	6,808	6,808
Noncontrolling interests eligible for tier 1 capital	450	450
Other	(6)	(6)
Tier 1 capital	58,917	55,129
Eligible portion of allowance for credit losses	5,970	5,616
Subordinated debt and noncontrolling interests eligible for tier 2 capital	3,200	3,630
Tier 2 capital	9,170	9,246
Total risk-based capital	$ 68,087	$ 64,375
Risk-weighted assets	$ 480,382	$ 450,498
Common equity tier 1 capital as a percent of risk-weighted assets	10.8 %	10.6 % (b)
Tier 1 capital as a percent of risk-weighted assets	12.3	12.2
Total risk-based capital as a percent of risk-weighted assets	14.2	14.3
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.7	8.3
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	7.1	6.8

(a) Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, and the portion of deferred tax assets related to net operating loss and tax credit carryforwards not eligible for common equity tier 1 capital.

(b) The Company's common equity tier 1 capital to risk-weighted assets ratio, reflecting the full implementation of the CECL methodology, was 10.5 percent at December 31, 2024. See Non-GAAP Financial Measures beginning on page 54.

TABLE 23 Business Segment Financial Performance

Year Ended December 31 (Dollars in Millions)	Wealth, Corporate, Commercial and Institutional Banking 2025	2024	Percent Change	Consumer and Business Banking 2025	2024	Percent Change	Payment Services 2025	2024	Percent Change
Condensed Income Statement									
Net interest income (taxable-equivalent basis)	$ 7,214	$ 7,613	(5.2)%	$ 7,248	$ 7,625	(4.9)%	$ 3,048	$ 2,831	7.7 %
Noninterest income	4,869	4,538	7.3	1,625	1,606	1.2	4,359	4,195	3.9
Total net revenue	12,083	12,151	(.6)	8,873	9,231	(3.9)	7,407	7,026	5.4
Noninterest expense	5,368	5,417	(.9)	6,337	6,532	(3.0)	4,126	3,962	4.1
Income (loss) before provision and income taxes	6,715	6,734	(.3)	2,536	2,699	(6.0)	3,281	3,064	7.1
Provision for credit losses	546	385	41.8	238	182	30.8	1,570	1,614	(2.7)
Income (loss) before income taxes	6,169	6,349	(2.8)	2,298	2,517	(8.7)	1,711	1,450	18.0
Income taxes and taxable-equivalent adjustment	1,543	1,588	(2.8)	575	630	(8.7)	429	363	18.2
Net income (loss)	4,626	4,761	(2.8)	1,723	1,887	(8.7)	1,282	1,087	17.9
Net (income) loss attributable to noncontrolling interests	—	—	—	—	—	—	—	—	—
Net income (loss) attributable to U.S. Bancorp	$ 4,626	$ 4,761	(2.8)	$ 1,723	$ 1,887	(8.7)	$ 1,282	$ 1,087	17.9
Average Balance Sheet									
Loans	$ 183,254	$ 172,517	6.2	$ 148,543	$ 155,039	(4.2)	$ 42,689	$ 41,080	3.9
Goodwill	4,826	4,825	—	4,326	4,326	—	3,444	3,357	2.6
Other intangible assets	794	981	(19.1)	4,222	4,539	(7.0)	254	277	(8.3)
Assets	213,156	201,415	5.8	162,080	168,862	(4.0)	48,007	47,166	1.8
Noninterest-bearing deposits	55,920	56,814	(1.6)	19,461	20,770	(6.3)	2,524	2,685	(6.0)
Interest-bearing deposits	216,953	216,083	.4	201,223	199,155	1.0	95	95	—
Total deposits	272,873	272,897	—	220,684	219,925	.3	2,619	2,780	(5.8)
Total U.S. Bancorp shareholders' equity	22,018	21,440	2.7	13,478	14,424	(6.6)	10,310	10,005	3.0

Year Ended December 31 (Dollars in Millions)	Treasury and Corporate Support 2025	2024	Percent Change	Consolidated Company 2025	2024	Percent Change
Condensed Income Statement						
Net interest income (taxable-equivalent basis)	$ (745)	$ (1,660)	55.1 %	$ 16,765	$ 16,409	2.2 %
Noninterest income	1,038	707	46.8	11,891	11,046	7.6
Total net revenue	293	(953)	*	28,656	27,455	4.4
Noninterest expense	1,006	1,277	(21.2)	16,837	17,188	(2.0)
Income (loss) before provision and income taxes	(713)	(2,230)	68.0	11,819	10,267	15.1
Provision for credit losses	(168)	57	*	2,186	2,238	(2.3)
Income (loss) before income taxes	(545)	(2,287)	76.2	9,633	8,029	20.0
Income taxes and taxable-equivalent adjustment	(510)	(881)	42.1	2,037	1,700	19.8
Net income (loss)	(35)	(1,406)	97.5	7,596	6,329	20.0
Net (income) loss attributable to noncontrolling interests	(26)	(30)	13.3	(26)	(30)	13.3
Net income (loss) attributable to U.S. Bancorp	$ (61)	$ (1,436)	95.8	$ 7,570	$ 6,299	20.2
Average Balance Sheet						
Loans	$ 5,774	$ 5,239	10.2	$ 380,260	$ 373,875	1.7
Goodwill	—	—	—	12,596	12,508	.7
Other intangible assets	7	9	(22.2)	5,277	5,806	(9.1)
Assets	253,297	246,571	2.7	676,540	664,014	1.9
Noninterest-bearing deposits	2,603	2,738	(4.9)	80,508	83,007	(3.0)
Interest-bearing deposits	10,339	11,175	(7.5)	428,610	426,508	.5
Total deposits	12,942	13,913	(7.0)	509,118	509,515	(.1)
Total U.S. Bancorp shareholders' equity	16,145	11,337	42.4	61,951	57,206	8.3

* *Not meaningful*

Business Segment Financial Review

The Company's major business segments are Wealth, Corporate, Commercial and Institutional Banking, Consumer and Business Banking, Payment Services, and Treasury and Corporate Support.

Basis for Financial Presentation Business segment results are derived from the Company's business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. Refer to Note 23 of the Notes to Consolidated Financial Statements for further information on the business segments' basis for financial presentation.

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company's diverse customer base. During 2025 and 2024, certain organization and methodology changes were made, including revising the Company's business segment funds transfer-pricing methodology related to deposits and loans during the second quarter of 2024. Prior period results were recast and presented on a comparable basis.

Wealth, Corporate, Commercial and Institutional Banking Wealth, Corporate, Commercial and Institutional Banking provides core banking, specialized lending, transaction and payment processing, capital markets, asset management, and brokerage and investment related services to wealth, middle market, large corporate, commercial real estate, government and institutional clients. Wealth, Corporate, Commercial and Institutional Banking contributed $4.6 billion of the Company's net income in 2025, or a decrease of $135 million (2.8 percent), compared with 2024.

Net revenue decreased $68 million (0.6 percent) in 2025, compared with 2024. Net interest income, on a taxable-equivalent basis, decreased $399 million (5.2 percent) in 2025, compared with 2024, primarily due to higher funding costs. Noninterest income increased $331 million (7.3 percent) in 2025, compared with 2024, primarily due to business growth and favorable market conditions impacting trust and investment management fees, and higher service charges due to an increase in treasury management fees.

Noninterest expense decreased $49 million (0.9 percent) in 2025, compared with 2024, primarily due to lower net shared services expense. The provision for credit losses increased $161 million (41.8 percent) in 2025, compared with 2024, primarily due to loan growth and increased reserves on certain assets.

Consumer and Business Banking Consumer and Business Banking comprises consumer banking, small business banking and consumer lending. Products and services are delivered through banking offices, telephone servicing and sales, online services, direct mail, ATMs, mobile devices, distributed mortgage loan officers, and intermediary relationships including auto dealerships, mortgage banks, and strategic business partners. Consumer and Business Banking contributed $1.7 billion of the Company's net income in 2025, or a decrease of $164 million (8.7 percent), compared with 2024.

Net revenue decreased $358 million (3.9 percent) in 2025, compared with 2024. Net interest income, on a taxable-equivalent basis, decreased $377 million (4.9 percent) in 2025, compared with 2024, primarily due to changes in deposit mix, along with the impact of loan sales in the second quarter of 2025. Noninterest income increased $19 million (1.2 percent) in 2025, compared with 2024, primarily due to higher mortgage banking revenue driven by gain on sale activity.

Noninterest expense decreased $195 million (3.0 percent) in 2025, compared with 2024, primarily due to lower compensation and employee benefits expense. The provision for credit losses increased $56 million (30.8 percent) in 2025, compared with 2024, primarily due to less favorable trends in housing prices and higher net charge-offs.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services and merchant processing. Payment Services contributed $1.3 billion of the Company's net income in 2025, or an increase of $195 million (17.9 percent), compared with 2024.

Net revenue increased $381 million (5.4 percent) in 2025, compared with 2024. Net interest income, on a taxable-equivalent basis, increased $217 million (7.7 percent) in 2025, compared with 2024, primarily due to higher average loan balances, higher loan fees and lower funding costs. Noninterest income increased $164 million (3.9 percent) in 2025, compared with 2024, driven by higher merchant processing services and card revenue mainly due to higher sales volume.

Noninterest expense increased $164 million (4.1 percent) in 2025, compared with 2024, reflecting higher marketing and business development expense and net shared services expense. The provision for credit losses decreased $44 million (2.7 percent) in 2025, compared with 2024, primarily due to improved portfolio mix and stabilizing credit quality.

Treasury and Corporate Support Treasury and Corporate Support includes the Company's investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to the business lines, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded a net loss of $61 million in 2025, compared with a net loss of $1.4 billion in 2024.

Net revenue increased $1.2 billion in 2025, compared with 2024. Net interest income, on a taxable-equivalent basis, increased $915 million (55.1 percent) in 2025, compared with 2024, primarily due to lower funding costs as well as the impact of fixed asset repricing in the investment securities portfolio. Noninterest income increased $331 million (46.8 percent) in 2025, compared with 2024, primarily due to higher capital markets revenue, higher tax credit investment activity and lower net securities losses.

Noninterest expense decreased $271 million (21.2 percent) in 2025, compared with 2024, primarily due to the impacts in 2024 of merger and integration charges and the FDIC special assessment charges, along with lower compensation and employee benefits expense in 2025. The provision for credit losses was $225 million lower in 2025, compared with 2024, primarily due to stabilizing economic conditions.

Income taxes are assessed to each business segment at a managerial tax rate of 25.0 percent with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Non-GAAP Financial Measures

In addition to capital ratios defined by banking regulators, the Company considers various other measures when evaluating capital utilization and adequacy, including:

- Tangible common equity to tangible assets,
- Tangible common equity to risk-weighted assets,
- Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the CECL methodology,
- Tangible book value per common share, and
- Return on tangible common equity.

These capital measures are viewed by management as useful additional methods of evaluating the Company's utilization of its capital held and the level of capital available to withstand unexpected negative market or economic conditions. Additionally, presentation of these measures allows investors, analysts and banking regulators to assess the Company's capital position and use of capital relative to other financial services companies. These capital measures are not defined in generally accepted accounting principles ("GAAP") or in banking regulations. In addition, certain capital measures related to prior periods are presented on the same basis as those in the current period. The effective capital ratios defined by banking regulations for these periods were subject to certain transitional provisions for the implementation of accounting guidance related to impairment of financial instruments based on the CECL methodology. As a result, these capital measures disclosed by the Company may be considered non-GAAP financial measures. Management believes this information helps investors assess trends in the Company's capital utilization and adequacy.

The Company also discloses net interest income and related ratios and analysis on a taxable-equivalent basis, which may also be considered non-GAAP financial measures. The Company believes this presentation to be the preferred industry measurement of net interest income as it provides a relevant comparison of net interest income arising from taxable and tax-exempt sources. In addition, certain performance measures utilize net interest income on a taxable-equivalent basis, including the efficiency ratio and net interest margin.

The Company also discloses percent of net revenue for its business lines excluding Treasury and Corporate Support to highlight the contributions to net revenue from the Company's core revenue-producing businesses.

Adjusted noninterest expense, adjusted net income, adjusted diluted earnings per common share, and adjusted operating leverage exclude notable items. Management uses these measures in their analysis of the Company's performance and believes these measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods.

There may be limits in the usefulness of these measures to investors. As a result, the Company encourages readers to consider the consolidated financial statements and other financial information contained in this report in their entirety, and not to rely on any single financial measure.

The following tables show the Company's calculation of these non-GAAP financial measures:

At December 31 (Dollars in Millions)	2025	2024	2023
Total equity	$ 65,651	$ 59,040	$ 55,771
Preferred stock	(6,808)	(6,808)	(6,808)
Noncontrolling interests	(458)	(462)	(465)
Common equity[1]	58,385	51,770	48,498
Goodwill (net of deferred tax liability)[a]	(11,603)	(11,508)	(11,480)
Intangible assets (net of deferred tax liability), other than mortgage servicing rights	(1,507)	(1,846)	(2,278)
Tangible common equity[2]	45,275	38,416	34,740
Common equity tier 1 capital, determined in accordance with transitional regulatory capital requirements related to the CECL methodology implementation		47,877	44,947
Adjustments[b]		(433)	(866)
Common equity tier 1 capital, reflecting the full implementation of the CECL methodology[3]		47,444	44,081
Total assets[4]	692,345	678,318	663,491
Goodwill (net of deferred tax liability)[a]	(11,603)	(11,508)	(11,480)
Intangible assets (net of deferred tax liability), other than mortgage servicing rights	(1,507)	(1,846)	(2,278)
Tangible assets[5]	679,235	664,964	649,733
Risk-weighted assets, determined in accordance with prescribed regulatory capital requirements effective for the Company[6]	480,382	450,498	453,390
Adjustments[c]		(368)	(736)
Risk-weighted assets, reflecting the full implementation of the CECL methodology[7]		450,130	452,654
Ratios			
Common equity to assets[1]/[4]	8.4 %	7.6 %	7.3 %
Tangible common equity to tangible assets[2]/[5]	6.7	5.8	5.3
Tangible common equity to risk-weighted assets[2]/[6]	9.4	8.5	7.7
Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the CECL methodology[3]/[7]		10.5	9.7

(a) Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.
(b) Includes the estimated increase in the allowance for credit losses related to the adoption of the CECL methodology net of deferred taxes.
(c) Includes the impact of the estimated increase in the allowance for credit losses related to the adoption of the CECL methodology.

Year Ended December 31 (Dollars in Millions)	2025	2024	2023
Net interest income	$ 16,649	$ 16,289	$ 17,396
Taxable-equivalent adjustment[a]	116	120	131
Net interest income, on a taxable-equivalent basis	16,765	16,409	17,527
Net interest income, on a taxable-equivalent basis (as calculated above)	16,765	16,409	17,527
Noninterest income	11,891	11,046	10,617
Less: Securities gains (losses), net	(61)	(154)	(145)
Total net revenue, excluding net securities gains (losses)[1]	28,717	27,609	28,289
Noninterest expense[2]	16,837	17,188	18,873
Efficiency ratio[2]/[1]	58.6 %	62.3 %	66.7 %

(a) Based on federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.

Year Ended December 31, 2025 (Dollars in Millions)	Net Revenue	Net Revenue as a Percent of the Consolidated Company	Net Revenue as a Percent of the Consolidated Company Excluding Treasury and Corporate Support
Wealth, Corporate, Commercial and Institutional Banking	$ 12,083	42 %	43 %
Consumer and Business Banking	8,873	31	31
Payment Services	7,407	26	26
Treasury and Corporate Support	293	1	
Consolidated Company	28,656	100 %	
Less: Treasury and Corporate Support	293		
Consolidated Company excluding Treasury and Corporate Support	$ 28,363		100 %

Year Ended December 31 (Dollars in Millions)	2025	2024	2023
Net income applicable to U.S. Bancorp common shareholders	$ 7,194	$ 5,909	$ 5,051
Intangible amortization (net-of-tax)	393	450	502
Net income applicable to U.S. Bancorp common shareholders, excluding intangibles amortization(1)	7,587	6,359	5,553
Average total equity	62,409	57,668	54,125
Average preferred stock	(6,808)	(6,808)	(6,808)
Average noncontrolling interests	(458)	(462)	(465)
Average goodwill (net of deferred tax liability)(a)	(11,566)	(11,485)	(11,485)
Average intangible assets (net of deferred tax liability), other than mortgage servicing rights	(1,691)	(2,040)	(2,480)
Average tangible common equity(2)	41,886	36,873	32,887
Return on tangible common equity(1)/(2)	18.1 %	17.2 %	16.9 %

(a) Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.

At December 31 (Dollars in Millions, Except Per Share Data)	2025	2024	2023
Common equity	$ 58,385	$ 51,770	$ 48,498
Goodwill (net of deferred tax liability)(a)	(11,603)	(11,508)	(11,480)
Intangible assets (net of deferred tax liability), other than mortgage servicing rights	(1,507)	(1,846)	(2,278)
Tangible common equity(1)	45,275	38,416	34,740
Common shares outstanding(2)	1,555	1,560	1,558
Tangible book value per common share(1)/(2)	$ 29.12	$ 24.63	$ 22.30

(a) Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.

Year Ended December 31 (Dollars in Millions)	2025	2024	Percent Change
Net income applicable to U.S. Bancorp common shareholders(1)	$ 7,194	$ 5,909	
Less: Notable items, including the impact of earnings allocated to participating stock awards(a)	—	(298)	
Net income applicable to U.S. Bancorp common shareholders, excluding notable items(2)	7,194	6,207	
Average diluted common shares outstanding(3)	1,558	1,561	
Diluted earnings per common share(1)/(3)	$ 4.62	$ 3.79	21.9 %
Diluted earnings per common share, excluding notable items(2)/(3)	$ 4.62	$ 3.98	16.1 %

(a) Notable items of $400 million ($300 million net-of-tax) for the year ended December 31, 2024 included $109 million of lease impairments and operational efficiency actions, $155 million of merger and integration-related charges and $136 million for the increase in the FDIC special assessment instituted in 2023.

Year Ended December 31 (Dollars in Millions)	2025	2024	Percent Change
Net interest income	$ 16,649	$ 16,289	
Taxable-equivalent adjustment[(a)]	116	120	
Net interest income, on a taxable-equivalent basis	16,765	16,409	
Net interest income, on a taxable-equivalent basis (as calculated above)	16,765	16,409	
Noninterest income	11,891	11,046	
Total net revenue	28,656	27,455	4.4 % (1)
Less: Securities gains (losses), net	(61)	(154)	
Total net revenue, excluding securities gains (losses), net	28,717	27,609	4.0 % (2)
Noninterest expense	16,837	17,188	(2.0)% (3)
Less: Notable items[(b)]	—	400	
Total noninterest expense, excluding notable items	16,837	16,788	.3 % (4)
Operating leverage[(1)-(3)]	6.4%		
Operating leverage, excluding securities gains (losses) and notable items[(2)-(4)]	3.7%		

(a) Based on a federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.

(b) Notable items of $400 million ($300 million net-of-tax) for the year-ended December 31, 2024 included $109 million of lease impairments and operational efficiency actions, $155 million of merger and integration-related charges and $136 million for the increase in the FDIC special assessment instituted in 2023.

Accounting Changes

Note 2 of the Notes to Consolidated Financial Statements discusses accounting standards recently issued but not yet required to be adopted and the expected impact of these changes in accounting standards. To the extent the adoption of new accounting standards materially affects the Company's financial condition or results of operations, the impacts are discussed in the applicable section(s) of Management's Discussion and Analysis and the Notes to Consolidated Financial Statements.

Critical Accounting Policies

The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The Company's financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding the Company's financial statements. Critical accounting policies are those policies management believes are the most important to the portrayal of the Company's financial condition and results, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information (including third-party sources or available prices), sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under GAAP.

Management has discussed the development and the selection of critical accounting policies with the Company's Audit Committee.

Significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements. Those policies considered to be critical accounting policies are described below.

Allowance for Credit Losses Management's evaluation of the appropriate allowance for credit losses is often the most critical of all the accounting estimates for a banking institution. It is an inherently subjective process impacted by many factors as discussed throughout the Management's Discussion and Analysis section of the Annual Report.

The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the appropriate allowance for credit losses at December 31, 2025 are discussed in the "Credit Risk Management" section. Although methodologies utilized to determine each element of the allowance reflect management's assessment of credit risk, imprecision exists in these measurement tools due in part to subjective judgments involved and an inherent lag in the data available to quantify current conditions and events that affect credit loss reserve estimates.

Given the many quantitative variables and subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in risk ratings or delinquency status within loan and lease portfolios. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and expected recoveries. The allowance for credit losses measures the expected loss content on the remaining portfolio exposure, while nonperforming loans and net charge-offs are measures of specific impairment events that have already been confirmed. Therefore, the degree of change in the forward-looking expected loss in the allowance may differ from the level of changes in nonperforming loans and net charge-offs. Management maintains an appropriate allowance for credit losses by updating allowance rates to reflect changes in expected losses, including expected changes in economic or business cycle conditions. Some factors considered in determining the appropriate allowance for credit losses are more readily quantifiable while other factors require extensive qualitative judgment in determining the overall level of the allowance for credit losses.

The Company considers a range of economic scenarios in its determination of the allowance for credit losses. These scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses, and also the expectation that conditions will eventually normalize over the longer run. Scenarios worse than the Company's expected outcome at December 31, 2025 include risks of persisting inflationary pressures, continued elevated interest rates, declines in residential and commercial real estate prices, high unemployment rates, supply shortages, changing fiscal policy and geopolitical risks, which could all precipitate a moderate to severe recession and result in increased credit losses.

Under the range of economic scenarios considered, the allowance for credit losses would have been lower by $1.0 billion or higher by $2.5 billion. This range reflects the sensitivity of the allowance for credit losses specifically related to the scenarios and weights considered as of December 31, 2025, and does not consider other potential adjustments that could increase or decrease loss estimates calculated using alternative economic scenarios.

Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in the economy on the Company's modeled loss estimates for the loan portfolio and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and loss model estimates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company's financial statements. Refer to the "Analysis and Determination of the Allowance for Credit Losses" section for further information.

Fair Value Estimates A portion of the Company's assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company's available-for-sale investment securities, derivatives and other trading instruments, MSRs, certain time deposits and structured long-term notes and substantially all MLHFS. The estimation of fair value also affects other loans held for sale, which are recorded at the lower-of-cost-or-fair value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates, including goodwill.

Fair value is defined as the exchange price at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices in an active market, or if market prices are not available, is estimated using models employing techniques such as matrix pricing or discounting expected cash flows. The significant assumptions used in the models, which include assumptions for interest rates, discount rates, prepayments and credit losses, are independently verified against observable market data where possible. Where observable market data is not available, the estimate of fair value becomes more subjective and involves a high degree of judgment. In this circumstance, fair value is estimated based on management's judgment regarding the value that market participants would assign to the asset or liability. This valuation process takes into consideration factors such as market illiquidity. Imprecision in estimating these factors can impact the amount recorded on the balance sheet for a particular asset or liability with related impacts to earnings or other comprehensive income (loss).

When available, trading and available-for-sale securities are valued based on quoted market prices. However, certain securities are traded less actively and, therefore, quoted market prices may not be available. The determination of fair value may require benchmarking to similar instruments or performing a discounted cash flow analysis using estimates of future cash flows and prepayment, interest and default rates. For more information on investment securities, refer to Note 4 of the Notes to Consolidated Financial Statements.

As few derivative contracts are listed on an exchange, the majority of the Company's derivative positions are valued using valuation techniques that use readily observable market inputs. Certain derivatives, however, must be valued using techniques that include unobservable inputs. For these instruments, the significant assumptions must be estimated and, therefore, are subject to judgment. Note 19 of the Notes to Consolidated Financial Statements provides a summary of the Company's derivative positions.

Refer to Note 21 of the Notes to Consolidated Financial Statements for additional information regarding estimations of fair value.

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained or if they are purchased from others. The Company records MSRs at fair value. Because MSRs do not trade in an active market with readily observable prices, the Company determines the fair value by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, option adjusted spread, and other assumptions validated through comparison to trade information, industry surveys and independent third-party valuations. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the valuation of MSRs include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company utilizes derivatives, including interest rate swaps, swaptions, forward commitments to buy TBAs, U.S. Treasury and SOFR futures and options on U.S. Treasury futures, to mitigate the valuation risk. Refer to Notes 9 and 21 of the Notes to Consolidated Financial Statements for additional information on the assumptions used in determining the fair value of MSRs and an analysis of the sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments used to mitigate the valuation risk.

Income Taxes The Company estimates income tax expense based on amounts expected to be owed to the various tax jurisdictions in which it operates, including federal, state and local domestic jurisdictions, and an insignificant amount to foreign jurisdictions. The estimated income tax expense is reported in the Consolidated Statement of Income. Accrued taxes are reported in other assets or other liabilities on the Consolidated Balance Sheet and represent the net estimated amount due to or to be received from taxing jurisdictions either currently or deferred to future periods. Deferred taxes arise from differences between assets and liabilities measured for financial reporting purposes versus income tax reporting purposes. Deferred tax assets are recognized if, in management's judgment, their realizability is determined to be more likely than not. Uncertain tax positions that meet the more likely than not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the largest amount of benefit management believes is more likely than not to be realized upon settlement. In estimating accrued taxes, the Company assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment given specific facts and circumstances. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impacts the relative merits and risks of tax positions. These changes, when they occur, affect accrued taxes and can be significant to the operating results of the Company. Refer to Note 18 of the Notes to Consolidated Financial Statements for additional information regarding income taxes.

Controls and Procedures

Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon this evaluation, the principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

During the fourth quarter of 2025, there was no change made in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The annual report of the Company's management on internal control over financial reporting is provided on page 60. The audit report of Ernst & Young LLP, the Company's independent accountants, regarding the Company's internal control over financial reporting is provided on page 61.

Report of Management

Responsibility for the financial statements and other information presented throughout this Annual Report rests with the management of U.S. Bancorp. The Company believes the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and present the substance of transactions based on the circumstances and management's best estimates and judgment.

In meeting its responsibilities for the reliability of the financial statements, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's system of internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of publicly filed financial statements in accordance with accounting principles generally accepted in the United States.

To test compliance, the Company carries out an extensive audit program. This program includes a review for compliance with written policies and procedures and a comprehensive review of the adequacy and effectiveness of the system of internal control. Although control procedures are designed and tested, it must be recognized that there are limits inherent in all systems of internal control, and, therefore, errors and irregularities may nevertheless occur. Projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors of the Company has an Audit Committee composed of directors who are independent of U.S. Bancorp. The Audit Committee meets periodically with management, the internal auditors and the independent accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.

Management assessed the effectiveness of the Company's system of internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control—Integrated Framework (2013 framework). Based on its assessment and those criteria, management believes the Company maintained effective internal control over financial reporting as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their accompanying report appearing on page 61.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of U.S. Bancorp

Opinion on Internal Control Over Financial Reporting

We have audited U.S. Bancorp's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, U.S. Bancorp (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 23, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst + Young LLP

Minneapolis, Minnesota
February 23, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of U.S. Bancorp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of U.S. Bancorp (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 23, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

Description of the Matter

The Company's loan and lease portfolio and the associated allowance for credit losses (ACL), were $391.3 billion and $7.9 billion as of December 31, 2025, respectively. The provision for credit losses was $2.2 billion for the year ended December 31, 2025. As discussed in Notes 1 and 5 to the financial statements, the ACL is established for current expected credit losses on the Company's loan and lease portfolio, including unfunded credit commitments, by utilizing forward-looking expected loss models. When determining expected losses, the Company uses multiple probability weighted economic scenarios over a reasonable and supportable forecast period and then fully reverts to historical loss experience to estimate losses over the remaining asset lives. Model estimates are adjusted to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that would affect the accuracy of the model. Additionally, management may adjust the ACL for other qualitative factors such as model imprecision, imprecision in economic scenario assumptions, and emerging risks related to either changes in the environment that are affecting specific portfolio segments, or changes in portfolio concentrations.

Auditing management's ACL estimate and related provision for credit losses was complex due to the nature of the expected credit loss models and related model adjustments and the subjectivity and judgment inherent in the evaluation of the probability weighted economic scenarios and qualitative factor adjustments.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the ACL process, including management's controls over: 1) development of baseline economic scenario and selection of alternative economic scenarios, implementation of these scenarios and selection of the probability weights assigned to them; 2) expected loss models, including model validation, implementation, performance monitoring, the completeness and accuracy of key inputs and assumptions used in the models, and management's assessment of model estimates and related adjustments; 3) adjustments to reflect management's consideration of qualitative factors; 4) the ACL methodology and governance process.

With the support of specialists, we assessed the economic scenarios and related probability weights by, among other procedures, evaluating management's methodology and agreeing a sample of key economic variables used to external sources. We also performed and considered the results of various sensitivity analyses and analytical procedures, including comparison of a sample of the key economic variables to alternative external sources, historical statistics and peer bank information.

With respect to expected loss models, with the support of specialists, we evaluated model calculation design and reperformed the calculation for a sample of models. We also tested the appropriateness of key inputs and assumptions used in these models by agreeing a sample of inputs to internal and external sources. As to model adjustments, with the support of specialists, we evaluated management's estimate methodology and assessment of factors that could potentially impact the accuracy of expected loss models. We also recalculated a sample of model adjustments and tested internal and external data used by agreeing a sample of inputs to internal and external sources.

Regarding the completeness of qualitative factors identified and incorporated into measuring the ACL, with the support of specialists, we evaluated the potential impact of imprecision in the expected loss models and economic scenario assumptions; emerging risks related to changes in the environment impacting specific portfolio segments and portfolio concentrations. We also evaluated and tested internal and external data used in the qualitative adjustments by agreeing significant inputs and underlying data to internal and external sources.

We evaluated the overall ACL amount, including model estimates and adjustments, qualitative factors adjustments, and whether the recorded ACL appropriately reflects expected credit losses on the loan and lease portfolio and unfunded credit commitments. We reviewed historical loss statistics, peer-bank information, subsequent events and transactions and considered whether they corroborate or contradict the Company's measurement of the ACL. We searched for and evaluated information that corroborates or contradicts management's forecasted assumptions and related probability weights as well as identification and measurement of adjustments to model estimates and qualitative factors.

Ernst & Young LLP

We have served as the Company's auditor since 2003.

Minneapolis, Minnesota
February 23, 2026

Consolidated Financial Statements and Notes Table of Contents

U.S. Bancorp
Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2025	2024
Assets		
Cash and due from banks	$ 46,890	$ 56,502
Investment securities		
Held-to-maturity (fair value $67,079 and $66,275, respectively)	76,170	78,634
Available-for-sale ($294 and $320 pledged as collateral, respectively)[a]	90,838	85,992
Loans held for sale (including $2,353 and $2,251 of mortgage loans carried at fair value, respectively)	2,538	2,573
Loans		
Commercial	153,958	139,484
Commercial real estate	48,920	48,859
Residential mortgages	115,885	118,813
Credit card	32,234	30,350
Other retail	40,338	42,326
Total loans	391,335	379,832
Less allowance for loan losses	(7,605)	(7,583)
Net loans	383,730	372,249
Premises and equipment	3,768	3,565
Goodwill	12,635	12,536
Other intangible assets	4,904	5,547
Other assets (including $2,585 and $7,501 of trading securities at fair value pledged as collateral, respectively)[a]	70,872	60,720
Total assets	$ 692,345	$ 678,318
Liabilities and Shareholders' Equity		
Deposits		
Noninterest-bearing	$ 84,116	$ 84,158
Interest-bearing (including $718 and $5,754 of time deposits carried at fair value, respectively)	438,100	434,151
Total deposits	522,216	518,309
Short-term borrowings	17,162	15,518
Long-term debt (including $1,414 and $391 of long-term debt carried at fair value, respectively)	60,764	58,002
Other liabilities	26,552	27,449
Total liabilities	626,694	619,278
Shareholders' equity		
Preferred stock	6,808	6,808
Common stock, $.01 par value per share, authorized: 4,000,000,000 shares; issued: 2025 and 2024 — 2,125,725,742 shares	21	21
Capital surplus	8,728	8,715
Retained earnings	80,906	76,863
Less cost of common stock in treasury: 2025 — 570,328,105 shares; 2024 — 565,929,654 shares	(24,283)	(24,065)
Accumulated other comprehensive income (loss)	(6,987)	(9,764)
Total U.S. Bancorp shareholders' equity	65,193	58,578
Noncontrolling interests	458	462
Total equity	65,651	59,040
Total liabilities and equity	$ 692,345	$ 678,318

(a) Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2025	2024	2023
Interest Income			
Loans	$ 22,368	$ 23,009	$ 22,324
Loans held for sale	165	173	147
Investment securities	5,398	5,111	4,485
Other interest income	3,039	3,373	3,051
Total interest income	30,970	31,666	30,007
Interest Expense			
Deposits	10,151	11,688	8,775
Short-term borrowings	1,373	1,107	1,971
Long-term debt	2,797	2,582	1,865
Total interest expense	14,321	15,377	12,611
Net interest income	16,649	16,289	17,396
Provision for credit losses	2,186	2,238	2,275
Net interest income after provision for credit losses	14,463	14,051	15,121
Noninterest Income			
Card revenue	1,735	1,679	1,630
Corporate payment products revenue	765	773	759
Merchant processing services	1,792	1,714	1,659
Trust and investment management fees	2,869	2,660	2,459
Service charges	1,302	1,253	1,306
Capital markets revenue	1,633	1,523	1,372
Mortgage banking revenue	645	627	540
Investment products fees	375	330	279
Securities gains (losses), net	(61)	(154)	(145)
Other	836	641	758
Total noninterest income	11,891	11,046	10,617
Noninterest Expense			
Compensation and employee benefits	10,327	10,554	10,416
Net occupancy and equipment	1,227	1,246	1,266
Professional services	468	491	560
Marketing and business development	705	619	726
Technology and communications	2,211	2,074	2,049
Other intangibles	498	569	636
Merger and integration charges	—	155	1,009
Other	1,401	1,480	2,211
Total noninterest expense	16,837	17,188	18,873
Income before income taxes	9,517	7,909	6,865
Applicable income taxes	1,921	1,580	1,407
Net income	7,596	6,329	5,458
Net (income) loss attributable to noncontrolling interests	(26)	(30)	(29)
Net income attributable to U.S. Bancorp	$ 7,570	$ 6,299	$ 5,429
Net income applicable to U.S. Bancorp common shareholders	$ 7,194	$ 5,909	$ 5,051
Earnings per common share	$ 4.62	$ 3.79	$ 3.27
Diluted earnings per common share	$ 4.62	$ 3.79	$ 3.27
Average common shares outstanding	1,557	1,560	1,543
Average diluted common shares outstanding	1,558	1,561	1,543

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2025	2024	2023
Net income	$ 7,596	$ 6,329	$ 5,458
Other Comprehensive Income (Loss)			
Changes in unrealized gains (losses) on investment securities available-for-sale	2,355	(60)	1,500
Changes in unrealized gains (losses) on derivative hedges	400	(676)	(252)
Changes in debit valuation adjustments	(15)	1	—
Foreign currency translation	1	18	21
Changes in unrealized gains (losses) on retirement plans	212	245	(262)
Reclassification to earnings of realized (gains) losses	777	910	748
Income taxes related to other comprehensive income (loss)	(953)	(106)	(444)
Total other comprehensive income (loss)	2,777	332	1,311
Comprehensive income (loss)	10,373	6,661	6,769
Comprehensive (income) loss attributable to noncontrolling interests	(26)	(30)	(29)
Comprehensive income (loss) attributable to U.S. Bancorp	$ 10,347	$ 6,631	$ 6,740

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Shareholders' Equity

	U.S. Bancorp Shareholders									
(Dollars and Shares in Millions, Except Per Share Data)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2022	1,531	$ 6,808	$ 21	$ 8,712	$ 71,901	$(25,269)	$ (11,407)	$ 50,766	$ 466	$ 51,232
Change in accounting principle[a]					46			46		46
Net income (loss)					5,429			5,429	29	5,458
Other comprehensive income (loss)							1,311	1,311		1,311
Preferred stock dividends[b]					(350)			(350)		(350)
Common stock dividends ($1.93 per share)					(3,000)			(3,000)		(3,000)
Issuance of common and treasury stock	28			(264)		1,205		941		941
Purchase of treasury stock	(1)					(62)		(62)		(62)
Distributions to noncontrolling interests								—	(29)	(29)
Net other changes in noncontrolling interests								—	(1)	(1)
Stock option and restricted stock grants				225				225		225
Balance December 31, 2023	1,558	$ 6,808	$ 21	$ 8,673	$ 74,026	$(24,126)	$ (10,096)	$ 55,306	$ 465	$ 55,771
Net income (loss)					6,299			6,299	30	6,329
Other comprehensive income (loss)							332	332		332
Preferred stock dividends[c]					(352)			(352)		(352)
Common stock dividends ($1.98 per share)					(3,110)			(3,110)		(3,110)
Issuance of common and treasury stock	6			(199)		234		35		35
Purchase of treasury stock	(4)					(173)		(173)		(173)
Distributions to noncontrolling interests								—	(30)	(30)
Net other changes in noncontrolling interests								—	(3)	(3)
Stock option and restricted stock grants				241				241		241
Balance December 31, 2024	1,560	$ 6,808	$ 21	$ 8,715	$ 76,863	$(24,065)	$ (9,764)	$ 58,578	$ 462	$ 59,040
Net income (loss)					7,570			7,570	26	7,596
Other comprehensive income (loss)							2,777	2,777		2,777
Preferred stock dividends[d]					(329)			(329)		(329)
Common stock dividends ($2.04 per share)					(3,198)			(3,198)		(3,198)
Issuance of common and treasury stock	6			(226)		272		46		46
Purchase of treasury stock	(11)					(490)		(490)		(490)
Distributions to noncontrolling interests								—	(26)	(26)
Net other changes in noncontrolling interests								—	(4)	(4)
Stock option and restricted stock grants				239				239		239
Balance December 31, 2025	1,555	$ 6,808	$ 21	$ 8,728	$ 80,906	$(24,283)	$ (6,987)	$ 65,193	$ 458	$ 65,651

(a) Effective January 1, 2023, the Company adopted accounting guidance which removed the separate recognition and measurement of troubled debt restructurings. Upon adoption, the Company reduced its allowance for credit losses and increased retained earnings net of deferred taxes through a cumulative-effect adjustment.

(b) Reflects dividends declared per share on the Company's Series A, Series B, Series J, Series K, Series L, Series M, Series N, and Series O Non-Cumulative Perpetual Preferred Stock of $6,439.904, $1,503.518, $1,325.00, $1,375.00, $937.50, $1,000.00, $925.00, and $1,125.00, respectively.

(c) Reflects dividends declared per share on the Company's Series A, Series B, Series J, Series K, Series L, Series M, Series N, and Series O Non-Cumulative Perpetual Preferred Stock of $6,537.806, $1,527.702, $1,325.00, $1,375.00, $937.50, $1,000.00, $925.00, and $1,125.00, respectively.

(d) Reflects dividends declared per share on the Company's Series A, Series B, Series J, Series K, Series L, Series M, Series N and Series O Non-Cumulative Perpetual Preferred Stock of $5,551.953, $1,281.530, $1,325.00, $1,375.00, $937.50, $1,000.00, $925.00, and $1,125.00, respectively.

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2025	2024	2023
Operating Activities			
Net income attributable to U.S. Bancorp	$ 7,570	$ 6,299	$ 5,429
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for credit losses	2,186	2,238	2,275
Depreciation and amortization of premises and equipment	377	370	382
Amortization of intangibles	498	569	636
(Gain) loss on sale of loans held for sale	(257)	(184)	7
(Gain) loss on sale of securities and other assets	1	123	119
Loans originated for sale, net of repayments	(22,116)	(24,225)	(26,936)
Proceeds from sales of loans held for sale	22,019	24,008	26,686
Other, net	(2,308)	2,152	(205)
Net cash provided by operating activities	7,970	11,350	8,393
Investing Activities			
Proceeds from sales of available-for-sale investment securities	7,118	13,125	11,209
Proceeds from maturities of held-to-maturity investment securities	6,940	6,161	6,164
Proceeds from maturities of available-for-sale investment securities	6,981	6,006	6,314
Purchases of held-to-maturity investment securities	(3,956)	(246)	(932)
Purchases of available-for-sale investment securities	(15,858)	(35,886)	(8,342)
Net (increase) decrease in loans outstanding	(18,043)	(7,278)	3,829
Proceeds from sales of loans	6,797	645	5,707
Purchases of loans	(1,532)	(1,264)	(1,106)
Net increase in securities purchased under agreements to resell	(5,988)	(3,859)	(2,404)
Net cash paid for acquisitions	(36)	(103)	(330)
Other, net	(2,961)	(1,835)	(1,184)
Net cash (used in) provided by investing activities	(20,538)	(24,534)	18,925
Financing Activities			
Net increase (decrease) in deposits	3,330	6,251	(12,567)
Net increase (decrease) in short-term borrowings	1,644	239	(16,508)
Proceeds from issuance of long-term debt	10,360	12,017	15,583
Principal payments or redemption of long-term debt	(9,052)	(6,042)	(4,084)
Proceeds from issuance of common stock	45	32	951
Repurchase of common stock	(489)	(173)	(62)
Cash dividends paid on preferred stock	(334)	(356)	(341)
Cash dividends paid on common stock	(3,168)	(3,092)	(2,970)
Other, net	(86)	(55)	—
Net cash provided by (used in) financing activities	2,250	8,821	(19,998)
Effect of exchange rate changes on cash and due from banks	706	(327)	330
Change in cash and due from banks	(9,612)	(4,690)	7,650
Cash and due from banks at beginning of period	56,502	61,192	53,542
Cash and due from banks at end of period	$ 46,890	$ 56,502	$ 61,192
Supplemental Cash Flow Disclosures			
Cash paid for income taxes	$ 544	$ 499	$ 645
Cash paid for interest	14,388	15,382	12,282
Net noncash transfers to foreclosed property	27	24	26
Acquisitions			
Assets acquired (sold)	$ 43	$ 106	$ (83)
Liabilities (assumed) sold	(7)	(3)	413
Net	$ 36	$ 103	$ 330

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1 Significant Accounting Policies

U.S. Bancorp is a financial services holding company headquartered in Minneapolis, Minnesota, serving millions of local, national and global customers. U.S. Bancorp and its subsidiaries (the "Company") provide a full range of financial services, including lending and depository services through banking offices principally in the Midwest and West regions of the United States, through online services, over mobile devices and through other distribution channels. The Company also engages in credit card, merchant, and ATM processing, mortgage banking, cash management, capital markets, insurance, trust and investment management, brokerage, and leasing activities, principally in domestic markets.

Basis of Presentation The consolidated financial statements include the accounts of the Company and its subsidiaries and all VIEs for which the Company has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and the obligation to absorb losses or right to receive benefits of the VIE that could potentially be significant to the VIE. Consolidation eliminates intercompany accounts and transactions. Certain items in prior periods have been reclassified to conform to the current period presentation.

Uses of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual experience could differ from those estimates and assumptions.

Securities

Realized gains or losses on securities are determined on a trade date basis based on the specific amortized cost of the investments sold.

Trading Securities Securities held for resale are classified as trading securities and are included in other assets and reported at fair value. Changes in fair value and realized gains or losses are reported in noninterest income.

Available-for-sale Securities Debt securities that are not trading securities but may be sold before maturity in response to changes in the Company's interest rate risk profile, funding needs, demand for collateralized deposits by public entities or other reasons are carried at fair value with unrealized net gains or losses reported within other comprehensive income (loss). Declines in fair value related to credit, if any, are recorded through the establishment of an allowance for credit losses.

Held-to-maturity Securities Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Expected credit losses, if any, are recorded through the establishment of an allowance for credit losses.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions with a receivable or payable recorded at the amounts at which the securities were acquired or sold, plus accrued interest. Collateral requirements are continually monitored and additional collateral is received or provided as required. The Company records a receivable or payable for cash collateral paid or received.

Equity Investments

Equity investments in entities where the Company has a significant influence (generally between 20 percent and 50 percent ownership), but does not control the entity, are accounted for using the equity method. Investments in limited partnerships and similarly structured limited liability companies where the Company's ownership interest is greater than 5 percent are accounted for using the equity method. Equity investments not using the equity method are accounted for at fair value with changes in fair value and realized gains or losses reported in noninterest income, unless fair value is not readily determinable, in which case the investment is carried at cost subject to adjustments for any observable market transactions on the same or similar instruments of the investee. Most of the Company's equity investments do not have readily determinable fair values. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

Loans

The Company offers a broad array of lending products and categorizes its loan portfolio into two segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company's two loan portfolio segments are commercial lending and consumer lending. The Company further disaggregates its loan portfolio segments into various classes based on their underlying risk characteristics. The two classes within the commercial lending segment are commercial loans and commercial real estate loans. The three classes within the consumer lending segment are residential mortgages, credit card loans and other retail loans.

Originated Loans Held for Investment Loans the Company originates as held for investment are reported at the principal amount outstanding, net of unearned interest income and deferred fees and costs, and any direct principal charge-offs. Interest income is accrued on the unpaid principal balances as earned. Loan and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the loan and/or commitment period as yield adjustments.

Purchased Loans All purchased loans are recorded at fair value at the date of purchase and those acquired on or after January 1, 2020 are divided into those considered PCD and those not considered PCD. An allowance for credit losses is established for each population and considers product mix, risk characteristics of the portfolio, delinquency status and refreshed loan-to-value ratios when possible. The allowance established for purchased loans not considered PCD is recognized through provision expense upon acquisition, whereas the allowance established for loans considered PCD at acquisition is offset by an increase in the basis of the acquired loans. Any subsequent increases and decreases in the allowance related to purchased loans, regardless of PCD status, are recognized through provision expense, with charge-offs charged to the allowance.

Commitments to Extend Credit Unfunded commitments for residential mortgage loans intended to be held for sale are considered derivatives and recorded in other assets and other liabilities on the Consolidated Balance Sheet at fair value with changes in fair value recorded in noninterest income. All other unfunded loan commitments are not considered derivatives and are not reported on the Consolidated Balance Sheet. Reserves for credit exposure on all other unfunded credit commitments are recorded in other liabilities.

Allowance for Credit Losses The allowance for credit losses is established for current expected credit losses on the Company's loan and lease portfolio, including unfunded credit commitments. The allowance considers expected losses for the remaining lives of the applicable assets, net of expected recoveries. The allowance for credit losses is increased through provisions charged to earnings and reduced by net charge-offs. Management evaluates the appropriateness of the allowance for credit losses on a quarterly basis.

Multiple economic scenarios are considered over a three-year reasonable and supportable forecast period, which includes increasing consideration of historical loss experience over years two and three. These economic scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses. After the forecast period, the Company fully reverts to long-term historical loss experience, adjusted for expected prepayments and characteristics of the current loan and lease portfolio, to estimate losses over the remaining life of the portfolio. The economic scenarios are updated at least quarterly and are designed to provide a range of reasonable estimates, both better and worse than current expectations. Scenarios are weighted based on the Company's expectation of economic conditions for the foreseeable future and reflect significant judgment and consideration of economic forecast uncertainty. Final loss estimates also consider factors affecting credit losses not reflected in the scenarios, due to the unique aspects of current conditions and expectations. These factors may include, but are not limited to, loan servicing practices, regulatory guidance, and/or fiscal and monetary policy actions.

The allowance recorded for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors include, but are not limited to, macroeconomic variables such as unemployment rates, real estate prices, gross domestic product levels, inflation, interest rates and corporate bonds spreads, as well as loan and borrower characteristics, such as internal risk ratings on commercial loans and consumer credit scores, delinquency status, collateral type and available valuation information, consideration of end-of-term losses on lease residuals, and the remaining term of the loan, adjusted for expected prepayments. For each loan portfolio, including those loans modified under various loan modification programs, model estimates are adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that would affect the accuracy of the model. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral at fair value less selling costs. Where loans do not exhibit similar risk characteristics, an individual analysis is performed to consider expected credit losses. For loans and leases that do not share similar risk characteristics with a pool of loans, the Company establishes individually assessed reserves. Reserves for larger individual nonperforming loans in the commercial lending segment are analyzed utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans as appropriate. For smaller commercial loans collectively evaluated for impairment, historical loss experience is also incorporated into the allowance methodology applied to this category of loans.

The Company's methodology for determining the appropriate allowance for credit losses also considers the imprecision inherent in the methodologies used and allocated to the various loan portfolios. As a result, amounts determined under the methodologies described above are adjusted by management to consider the potential impact of other qualitative factors not captured in the quantitative model adjustments which include, but are not limited to, the following: model imprecision, imprecision in economic scenario assumptions, and emerging risks related to either changes in the environment that are affecting specific portfolios, or changes in portfolio concentrations over time that may affect model performance. The consideration of these items results in adjustments to allowance amounts included in the Company's allowance for credit losses for each loan portfolio.

The Company also assesses the credit risk associated with off-balance sheet loan commitments and letters of credit. The liability for off-balance sheet credit exposure related to loan commitments and other credit guarantees is included in other liabilities. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments.

The results of the analysis are evaluated quarterly to confirm the estimates are appropriate for each specific loan portfolio, as well as the entire loan portfolio, as the entire allowance for credit losses is available for the entire loan portfolio.

Credit Quality The credit quality of the Company's loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company.

For all loan portfolio classes, loans are considered past due based on the number of days delinquent except for monthly amortizing loans which are classified delinquent based upon the number of contractually required payments not made (for example, two missed payments is considered 30 days delinquent). When a loan is placed on nonaccrual status, unpaid accrued interest is reversed, reducing interest income in the current period.

Commercial lending segment loans are generally placed on nonaccrual status when the collection of principal and interest has become 90 days past due or is otherwise considered doubtful. Commercial lending segment loans are generally fully charged down if unsecured by collateral or partially charged down to the fair value of the collateral securing the loan, less costs to sell, when the loan is placed on nonaccrual.

Consumer lending segment loans are generally charged-off at a specific number of days or payments past due. Residential mortgages and other retail loans secured by 1-4 family properties are generally charged down to the fair value of the collateral securing the loan, less costs to sell, at 180 days past due. Residential mortgage loans and lines in a first lien position are placed on nonaccrual status in instances where a partial charge-off occurs unless the loan is well secured and in the process of collection. Residential mortgage loans and lines in a junior lien position secured by 1-4 family properties are placed on nonaccrual status at 120 days past due or when they are behind a first lien that has become 180 days or greater past due or placed on nonaccrual status. Any secured consumer lending segment loan whose borrower has had debt discharged through bankruptcy, for which the loan amount exceeds the fair value of the collateral, is charged down to the fair value of the related collateral and the remaining balance is placed on nonaccrual status. Credit card loans continue to accrue interest until the account is charged-off. Credit cards are charged-off at 180 days past due. Other retail loans not secured by 1-4 family properties are charged-off at 120 days past due, and revolving consumer lines are charged-off at 180 days past due. Similar to credit cards, other retail loans are generally not placed on nonaccrual status because of the relative short period of time to charge-off. Certain retail customers having financial difficulties may have the terms of their credit card and other loan agreements modified to require only principal payments and, as such, are reported as nonaccrual.

For all loan classes, interest payments received on nonaccrual loans are generally recorded as a reduction to a loan's carrying amount while a loan is on nonaccrual and are recognized as interest income upon payoff of the loan. However, interest income may be recognized for interest payments if the remaining carrying amount of the loan is believed to be collectible. In certain circumstances, loans in any class may be restored to accrual status, such as when a loan has demonstrated sustained repayment performance or no amounts are past due and prospects for future payment are no longer in doubt or when the loan becomes well secured and is in the process of collection. Loans where there has been a partial charge-off may be returned to accrual status if all principal and interest (including amounts previously charged-off) is expected to be collected and the loan is current.

The Company classifies its loan portfolio classes using internal credit quality ratings on a quarterly basis. These ratings include pass, special mention and classified, and are an important part of the Company's overall credit risk management process and evaluation of the allowance for credit losses. Loans with a pass rating represent those loans not classified on the Company's rating scale for problem credits, as minimal credit risk has been identified. Special mention loans are those loans that have a potential weakness deserving management's close attention. Classified loans are those loans where a well-defined weakness has been identified that may put full collection of contractual cash flows at risk. It is possible that others, given the same information, may reach different reasonable conclusions regarding the credit quality rating classification of specific loans.

Loan Modifications In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The Company recognizes interest on modified loans if full collection of contractual principal and interest is expected. The effects of modifications on credit loss expectations, such as improved payment capacity, longer expected lives and other factors, are considered when measuring the allowance for credit losses. Modification performance, including redefault rates and how these compare to historical losses, are also considered. Modifications generally do not result in significant changes to the Company's allowance for credit losses.

For the commercial lending segment, modifications generally result in the Company working with borrowers on a case-by-case basis. Commercial and commercial real estate modifications generally include extensions of the maturity date and may be accompanied by an increase or decrease to the interest rate. In addition, the Company may work with the borrower in identifying other changes that mitigate loss to the Company, which may include additional collateral or guarantees to support the loan. To a lesser extent, the Company may provide an interest rate reduction.

Modifications for the consumer lending segment are generally part of programs the Company has initiated. The Company modifies residential mortgage loans under Federal Housing Administration, United States Department of Veterans Affairs, or its own internal programs. Under these programs, the Company offers qualifying homeowners the opportunity to permanently modify their loan and achieve more affordable monthly payments. These modifications may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extension of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In some instances, participation in residential mortgage loan modification programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement, and the loan documents are not modified until that time.

Credit card and other retail loan modifications are generally part of distinct modification programs providing customers experiencing financial difficulty with modifications whereby balances may be amortized up to 60 months, and generally include waiver of fees and reduced interest rates.

Leases The Company, as a lessor, originates retail and commercial leases either directly to the consumer or indirectly through dealer networks. Retail leases, primarily automobiles, have terms up to 5 years. Commercial leases may include high dollar assets such as aircraft or lower cost items such as office equipment. At lease inception, retail lease customers may be provided with an end-of-term purchase option, which is based on the contractual residual value of the automobile at the expiration of the lease. Automobile leases do not typically contain options to extend or terminate the lease. Equipment leases may contain various types of purchase options. Some option amounts are a stated value, while others are determined using the fair market value at the time of option exercise.

Residual values on leased assets are reviewed regularly for impairment. Residual valuations for retail leases are based on independent assessments of expected used automobile sale prices at the end of the lease term. Impairment tests are conducted based on these valuations considering the probability of the lessee returning the asset to the Company, re-marketing efforts, insurance coverage and ancillary fees and costs. Valuations for commercial leases are based upon external or internal management appraisals. The Company manages its risk to changes in the residual value of leased vehicles, office and business equipment, and other assets through disciplined residual valuation setting at the inception of a lease, diversification of its leased assets, regular residual asset valuation reviews and monitoring of residual value gains or losses upon the disposition of assets. Retail lease residual value risk is mitigated further by the purchase of residual value insurance coverage and effective end-of-term marketing of off-lease vehicles.

The Company, as lessee, leases certain assets for use in its operations. Leased assets primarily include retail branches, operations centers and other corporate locations, and, to a lesser extent, office and computer equipment. For each lease with an original term greater than 12 months, the Company records a lease liability and a corresponding right of use ("ROU") asset. The Company accounts for the lease and non-lease components in the majority of its lease contracts as a single lease component, with the determination of the lease liability at lease inception based on the present value of the consideration to be paid under the contract. The discount rate used by the Company is determined at commencement of the lease using a secured rate for a similar term as the period of the lease. The Company's leases do not include significant variable lease payments.

Certain of the Company's real estate leases include options to extend. Lease extension options are generally exercisable at market rates. Option periods that the Company is reasonably certain that it will exercise are included in the calculation of its ROU assets and lease liabilities.

Other Real Estate OREO is included in other assets, and is property acquired through foreclosure or other proceedings on defaulted loans. OREO is initially recorded at fair value, less estimated selling costs. The fair value of OREO is evaluated regularly and any decreases in value along with holding costs, such as taxes and insurance, are reported in noninterest expense.

Loans Held For Sale

Loans held for sale ("LHFS") represent mortgage loans intended to be sold in the secondary market and other loans that management has an active plan to sell. LHFS are carried at the lower-of-cost-or-fair value as determined on an aggregate basis by type of loan with the exception of loans for which the Company has elected fair value accounting, which are carried at fair value. Any writedowns to fair value upon the transfer of loans to LHFS are reflected in loan charge-offs.

Where an election is made to carry the LHFS at fair value, any change in fair value is recognized in noninterest income. Where an election is made to carry LHFS at lower-of-cost-or-fair value, any further decreases are recognized in noninterest income and increases in fair value above the loan cost basis are not recognized until the loans are sold. Fair value elections are made at the time of origination or purchase based on the Company's fair value election policy. The Company has elected fair value accounting for substantially all its MLHFS.

Derivative Financial Instruments

In the ordinary course of business, the Company enters into derivative transactions to manage various risks and to accommodate the business requirements of its customers. Derivative instruments are reported in other assets or other liabilities at fair value. Changes in a derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

All derivative instruments that qualify and are designated for hedge accounting are recorded at fair value and classified as either a hedge of the fair value of a recognized asset or liability ("fair value hedge"); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or a hedge of the volatility of a net investment in foreign operations driven by changes in foreign currency exchange rates ("net investment hedge"). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge, and the offsetting changes in the fair value of the hedged item, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recorded in other comprehensive income (loss) until cash flows of the hedged item are realized. Changes in the fair value of net investment hedges that are highly effective are recorded in other comprehensive income (loss). The Company performs an assessment, at inception and, at a minimum, quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the value or cash flows of the hedged item(s).

If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss).

Revenue Recognition

In the ordinary course of business, the Company recognizes income derived from various revenue generating activities. Certain revenues are generated from contracts where they are recognized when, or as services or products are transferred to customers for amounts the Company expects to be entitled. Revenue generating activities related to financial assets and liabilities are also recognized, including mortgage servicing fees, loan commitment fees, foreign currency remeasurements, and gains and losses on securities, equity investments and unconsolidated subsidiaries. Certain specific policies include the following:

Card Revenue Card revenue includes interchange from credit, debit and stored-value cards processed through card association networks, annual fees, and other transaction and account management fees. Interchange rates are generally set by the card associations and based on purchase volumes and other factors. The Company records interchange as services are provided. Transaction and account management fees are recognized as services are provided, except for annual fees which are recognized over the applicable period. Costs for rewards programs and certain payments to partners and card associations are also recorded within card revenue when services are provided. The Company predominately records card revenue within the Payment Services business segment.

Corporate Payment Products Revenue Corporate payment products revenue primarily includes interchange from commercial card products processed through card association networks and revenue from proprietary network transactions. The Company records corporate payment products revenue as services are provided. Certain payments to card associations and customers are also recorded within corporate payment products revenue as services are provided. Corporate payment products revenue is recorded within the Payment Services business segment.

Merchant Processing Services Merchant processing services revenue consists principally of merchant discount and other transaction and account management fees charged to merchants for the electronic processing of card association network transactions, less interchange paid to the card-issuing bank, card association assessments, and revenue sharing amounts. All of these are recognized at the time the merchant's services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals. The Company records merchant processing services revenue within the Payment Services business segment.

Trust and Investment Management Fees Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees. Services provided to clients include trustee, transfer agent, custodian, fiscal agent, escrow, fund accounting and administration services. Services provided to mutual funds may include selling, distribution and marketing services. Trust and investment management fees are predominately recorded within the Wealth, Corporate, Commercial and Institutional Banking business segment.

Service Charges Service charges include fees received on deposit accounts under depository agreements with customers to provide access to deposited funds, serve as a custodian of funds, and when applicable, pay interest on deposits. Checking or savings accounts may contain fees for various services used on a day-to-day basis by a customer. Fees are recognized as services are delivered to and consumed by the customer, or as fees are charged. Service charges also include revenue generated from ATM transaction processing and settlement services which is recognized at the time the services are performed. Certain payments to partners and card associations related to ATM processing services are also recorded within service charges as services are provided. Further, revenue generated from treasury management services are included in service charges and include fees for a broad range of products and services that enable customers to manage their cash more efficiently. These products and services include cash and investment management, receivables management, disbursement services, funds transfer services, and information reporting. Treasury management revenue is recognized as products and services are provided to customers. The Company reflects a discount calculated on monthly average collected customer balances. Service charges are reported primarily within the Wealth, Corporate, Commercial and Institutional Banking, and Consumer and Business Banking business segments.

Capital Markets Revenue Capital markets revenue primarily includes revenue related to ancillary services provided to Wealth, Corporate, Commercial and Institutional Banking, and Consumer and Business Banking customers, including underwriting fees, standby letter of credit fees, non-yield related loan fees, loan and syndication fees, and revenue recognized on customer-related derivatives and sales of direct financing leases. The Company charges underwriting fees when leading or participating with a group of underwriters in raising investment capital on behalf of securities issuers. These fees are recognized at securities issuance. The Company, in its role as lead underwriter, arranges deal structuring and use of outside vendors for the underwriting group. The Company recognizes only those fees and expenses related to its underwriting commitment. Sales of direct financing leases are recognized at point of sale.

Mortgage Banking Revenue Mortgage banking revenue includes revenue derived from mortgages originated and subsequently sold, generally with servicing retained. The primary components include: gains and losses on mortgage sales; servicing revenue; changes in fair value for mortgage loans originated with the intent to sell and measured at fair value under the fair value option; changes in fair value for derivative commitments to purchase and originate mortgage loans; changes in the fair value of MSRs; and the impact of risk management activities associated with the mortgage origination pipeline, funded loans and MSRs. Net interest income from mortgage loans is recorded in interest income. Refer to Other Significant Policies in Note 1, as well as Note 9 and Note 21 for a further discussion of MSRs. Mortgage banking revenue is reported within the Consumer and Business Banking business segment.

Investment Products Fees Investment products fees include commissions related to the execution of requested security trades, distribution fees from sale of mutual funds, and investment advisory fees. Commissions and investment advisory fees are recognized as services are delivered to and utilized by the customer. Distribution fees are received over time, are dependent on the consumer maintaining their mutual fund asset position and the value of such position. These revenues are estimated and recognized at the point a significant reversal of revenue becomes remote. Investment products fees are predominately reported within the Wealth, Corporate, Commercial and Institutional Banking business segment.

Other Noninterest Income Other noninterest income is primarily related to financial assets including income on unconsolidated subsidiaries and equity method investments, gains on sale of other investments and corporate owned life insurance proceeds. The Company reports other noninterest income across all business segments.

Other Significant Policies

Goodwill and Other Intangible Assets Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment at a reporting unit level. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Determining the amount of goodwill impairment, if any, includes assessing whether the carrying value of a reporting unit exceeds its fair value. Other intangible assets are recorded at their fair value upon completion of a business acquisition or certain other transactions, and include core deposits benefits and the value of customer contracts or relationships. Other intangible assets are amortized over their estimated useful lives, using straight-line and accelerated methods and are reviewed for impairment when indicators of impairment are present. Determining the amount of other intangible asset impairment, if any, includes assessing the present value of the estimated future cash flows associated with the intangible asset and comparing it to the carrying amount of the asset.

Income Taxes Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting carrying amounts. The Company uses the deferral method of accounting on investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction to the related asset. For investments in qualified affordable housing projects and certain other tax-advantaged investments, the Company presents the expense in tax expense rather than noninterest expense.

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained or if they are purchased from others. MSRs are recorded at fair value. The Company determines the fair value by estimating the present value of the asset's future cash flows utilizing market-based prepayment rates, option adjusted spread, and other assumptions validated through comparison to trade information, industry surveys and independent third-party valuations. Changes in the fair value of MSRs are recorded in earnings as mortgage banking revenue during the period in which they occur.

Pensions For purposes of its pension plans, the Company utilizes its fiscal year-end as the measurement date. At the measurement date, plan assets are determined based on fair value, generally representing observable market prices or the net asset value provided by the funds' trustee or administrator. The actuarial cost method used to compute the pension liabilities and related expense is the projected unit credit method. The projected benefit obligation is principally determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the investment yield of high quality corporate bonds available in the marketplace with maturities equal to projected cash flows of future benefit payments as of the measurement date. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Service cost is included in compensation and employee benefits expense on the Consolidated Statement of Income, with all other components of periodic pension expense included in other noninterest expense on the Consolidated Statement of Income.

Pension accounting reflects the long-term nature of benefit obligations and the investment horizon of plan assets, and can have the effect of reducing earnings volatility related to short-term changes in interest rates and market valuations. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses which are deferred, and to the extent exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets, are amortized over the future service periods of active employees or the remaining life expectancies of inactive participants. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in expense over a period of approximately 15 years for active employees and approximately 30 years for inactive participants. The overfunded or underfunded status of each plan is recorded as an asset or liability on the Consolidated Balance Sheet, with changes in that status recognized through other comprehensive income (loss).

Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation and depreciated primarily on a straight-line basis over the estimated life of the assets. Estimated useful lives range up to 40 years for newly constructed buildings and from 3 to 25 years for furniture and equipment.

The Company, as lessee, records an ROU asset for each lease with an original term greater than 12 months. ROU assets are included in premises and equipment, with the corresponding lease liabilities included in long-term debt and other liabilities.

Capitalized Software The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life and reviewed for impairment on an ongoing basis. Estimated useful lives are generally 3 to 5 years, but may range up to 7 years. Capitalized software costs are included in other assets.

Stock-Based Compensation The Company grants stock-based awards, which may include restricted stock, restricted stock units and options to purchase common stock of the Company. Restricted stock and restricted stock unit grants are awarded at no cost to the recipient. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Stock-based compensation for awards is recognized in the Company's results of operations over the vesting period. The Company accelerates recognition of compensation cost on awards to employees that meet retirement status, despite their continued active employment. Previously recognized compensation on forfeited awards is reversed in the period the awards are forfeited. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise or release of restrictions. At the time stock-based awards are exercised, cancelled, expire, or restrictions are released, the Company may be required to recognize an adjustment to tax expense, depending on the market price of the Company's common stock at that time.

Per Share Calculations Earnings per common share is calculated using the two-class method under which earnings are allocated to common shareholders and holders of participating securities. Unvested stock-based compensation awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities under the two-class method. Net income applicable to U.S. Bancorp common shareholders is then divided by the weighted-average number of common shares outstanding to determine earnings per common share. Diluted earnings per common share is calculated by adjusting income and outstanding shares, assuming conversion of all potentially dilutive securities.

NOTE 2 Accounting Changes

Income Taxes – Improvements to Income Tax Disclosures Effective with the 2025 annual reporting period, the Company adopted guidance on a retrospective basis, issued by the Financial Accounting Standards Board ("FASB") in December 2023, related to income tax disclosures. This guidance requires additional information in income tax rate reconciliation disclosures and additional disclosures about income taxes paid. The adoption of this guidance was not material to the Company's financial statements.

Hedge Accounting Improvements In November 2025, the FASB issued guidance, effective for the Company for annual reporting periods beginning after December 15, 2026, related to hedge accounting. This guidance seeks to align hedge accounting with the economics of an entity's risk management activities. The guidance is to be adopted on a prospective basis with an election to adopt the guidance for hedging relationships that exist on the date of adoption. The Company expects the adoption of this guidance will not be material to its financial statements.

Accounting for Credit Losses on Purchased Loans In November 2025, the FASB issued guidance, effective for the Company for annual reporting periods beginning after December 15, 2026, related to accounting for credit losses on purchased loans. This guidance requires the allowance established for certain loans that are acquired without credit deterioration, excluding credit cards, be offset by an increase in the basis of the acquired loans at acquisition. The guidance is to be adopted on a prospective basis to loans that are acquired on or after the adoption date.

Targeted Improvements to the Accounting for Internal-Use Software In September 2025, the FASB issued guidance, effective for the Company for annual reporting periods beginning after December 15, 2027, related to accounting for internal-use software. This guidance makes targeted improvements to modernize accounting for software costs, including when determining the starting point for capitalization. The guidance allows adoption using several transition methods. The Company expects the adoption of this guidance will not be material to its financial statements.

NOTE 3 Restrictions on Cash and Due from Banks

Banking regulators require bank subsidiaries to maintain minimum average reserve balances, either in the form of vault cash or reserve balances held with central banks or other financial institutions. The amount of required reserve balances were approximately $51 million and $53 million at December 31, 2025 and 2024, respectively. The Company held balances at central banks and other financial institutions of $40.4 billion and $48.4 billion at December 31, 2025 and 2024, respectively, to meet these requirements and for other purposes. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

NOTE 4 Investment Securities

The Company's held-to-maturity investment securities are carried at historical cost, adjusted for amortization of premiums and accretion of discounts. The Company's available-for-sale investment securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders' equity.

The amortized cost, gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale investment securities at December 31 were as follows:

	2025				2024			
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Held-to-Maturity								
U.S. Treasury and agencies	$ 648	$ —	$ (4)	$ 644	$ 1,296	$ —	$ (21)	$ 1,275
Mortgage-backed securities								
Residential agency	73,591	72	(9,184)	64,479	75,392	3	(12,317)	63,078
Commercial agency	1,644	25	(2)	1,667	1,702	—	(27)	1,675
Other	287	2	—	289	244	3	—	247
Total held-to-maturity	$ 76,170	$ 99	$ (9,190)	$ 67,079	$ 78,634	$ 6	$(12,365)	$ 66,275
Available-for-Sale								
U.S. Treasury and agencies	$ 30,098	$ 32	$ (1,360)	$ 28,770	$ 30,467	$ 1	$ (2,081)	$ 28,387
Mortgage-backed securities								
Residential agency	39,066	286	(1,342)	38,010	35,558	13	(2,290)	33,281
Commercial								
Agency	8,703	—	(961)	7,742	8,673	—	(1,322)	7,351
Non-agency	7	—	—	7	7	—	(1)	6
Asset-backed securities	6,512	16	(1)	6,527	7,136	30	(1)	7,165
Obligations of state and political subdivisions	10,387	11	(884)	9,514	10,690	13	(1,151)	9,552
Other	265	3	—	268	249	1	—	250
Total available-for-sale, excluding portfolio level basis adjustments	95,038	348	(4,548)	90,838	92,780	58	(6,846)	85,992
Portfolio level basis adjustments[(a)]	185	—	(185)	—	13	—	(13)	—
Total available-for-sale	$ 95,223	$ 348	$ (4,733)	$ 90,838	$ 92,793	$ 58	$ (6,859)	$ 85,992

(a) Represents fair value hedge basis adjustments related to active portfolio layer method hedges of available-for-sale investment securities, which are not allocated to individual securities in the portfolio. For additional information, refer to Note 19.

Investment securities with a fair value of $17.2 billion at December 31, 2025, and $18.8 billion at December 31, 2024, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities securing these types of arrangements had a fair value of $294 million at December 31, 2025, and $320 million at December 31, 2024.

The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2025	2024	2023
Taxable	$ 5,101	$ 4,808	$ 4,171
Non-taxable	297	303	314
Total interest income from investment securities	$ 5,398	$ 5,111	$ 4,485

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2025	2024	2023
Realized gains	$ 21	$ 147	$ 74
Realized losses	(82)	(301)	(219)
Net realized gains (losses)	$ (61)	$ (154)	$ (145)
Income tax expense (benefit) on net realized gains (losses)	$ (15)	$ (39)	$ (37)

The Company conducts a regular assessment of its available-for-sale investment securities with unrealized losses to determine whether all or some portion of a security's unrealized loss is related to credit and an allowance for credit losses is necessary. If the Company intends to sell or it is more likely than not the Company will be required to sell an investment security, the amortized cost of the security is written down to fair value. When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, the extent of the unrealized loss, expected cash flows of underlying collateral, the existence of any government or agency guarantees, and market conditions. The Company measures the allowance for credit losses using market information where available and discounting the cash flows at the original effective rate of the investment security. The allowance for credit losses is adjusted each period through earnings and can be subsequently recovered. The allowance for credit losses on the Company's available-for-sale investment securities was immaterial at December 31, 2025 and December 31, 2024.

At December 31, 2025, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses excluding portfolio level basis adjustments and fair value of the Company's available-for-sale investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2025:

	Less Than 12 Months		12 Months or Greater		Total	
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and agencies	$ 200	$ —	$ 17,884	$ (1,360)	$ 18,084	$ (1,360)
Mortgage-backed securities						
Residential agency	841	(1)	17,248	(1,341)	18,089	(1,342)
Commercial						
Agency	—	—	7,742	(961)	7,742	(961)
Non-agency	—	—	7	—	7	—
Asset-backed securities	907	(1)	—	—	907	(1)
Obligations of state and political subdivisions	307	(5)	8,138	(879)	8,445	(884)
Total investment securities	$ 2,255	$ (7)	$ 51,019	$ (4,541)	$ 53,274	$ (4,548)

These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase of these available-for-sale investment securities. U.S. Treasury and agencies securities and agency mortgage-backed securities are issued, guaranteed or otherwise supported by the United States government. The Company's obligations of state and political subdivisions are generally high grade. Accordingly, the Company does not consider these unrealized losses to be credit-related and an allowance for credit losses is not necessary. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2025, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.

During the years ended December 31, 2025 and 2024, the Company did not purchase any investment securities that had more-than-insignificant credit deterioration.

Predominantly all of the Company's held-to-maturity investment securities are U.S. Treasury and agencies securities and highly rated agency mortgage-backed securities that are guaranteed or otherwise supported by the United States government and have no history of credit losses. Accordingly the Company does not expect to incur any credit losses on held-to-maturity investment securities and has no allowance for credit losses recorded for these securities.

The following table provides information about the amortized cost, fair value and yield by maturity date of the investment securities outstanding at December 31, 2025:

(Dollars in Millions)	Amortized Cost	Fair Value	Weighted-Average Maturity in Years	Weighted-Average Yield[e]
Held-to-Maturity				
U.S. Treasury and agencies				
Maturing in one year or less	$ —	$ —	—	— %
Maturing after one year through five years	648	644	1.3	3.00
Maturing after five years through ten years	—	—	—	—
Maturing after ten years	—	—	—	—
Total	$ 648	$ 644	1.3	3.00 %
Mortgage-backed securities[a]				
Maturing in one year or less	$ 224	$ 226	0.7	4.80 %
Maturing after one year through five years	4,283	4,356	3.6	5.12
Maturing after five years through ten years	70,721	61,557	8.3	2.16
Maturing after ten years	7	7	18.1	1.81
Total	$ 75,235	$ 66,146	8.0	2.34 %
Other				
Maturing in one year or less	$ 73	$ 73	0.6	2.71 %
Maturing after one year through five years	214	216	1.8	2.63
Maturing after five years through ten years	—	—	—	—
Maturing after ten years	—	—	—	—
Total	$ 287	$ 289	1.5	2.63 %
Total held-to-maturity[b]	$ 76,170	$ 67,079	7.9	2.34 %
Available-for-Sale				
U.S. Treasury and agencies				
Maturing in one year or less	$ 1,725	$ 1,701	0.8	1.88 %
Maturing after one year through five years	20,649	20,175	3.3	2.79
Maturing after five years through ten years	7,724	6,894	6.7	2.30
Maturing after ten years	—	—	—	—
Total	$ 30,098	$ 28,770	4.0	2.61 %
Mortgage-backed securities[a]				
Maturing in one year or less	$ 361	$ 357	0.5	1.94 %
Maturing after one year through five years	20,522	19,967	4.2	3.95
Maturing after five years through ten years	26,713	25,260	7.0	3.91
Maturing after ten years	180	175	10.8	5.06
Total	$ 47,776	$ 45,759	5.8	3.91 %
Asset-backed securities[a]				
Maturing in one year or less	$ —	$ —	—	— %
Maturing after one year through five years	2,596	2,606	2.4	4.80
Maturing after five years through ten years	3,916	3,921	5.4	5.03
Maturing after ten years	—	—	—	—
Total	$ 6,512	$ 6,527	4.2	4.94 %
Obligations of state and political subdivisions[c][d]				
Maturing in one year or less	$ 959	$ 957	0.5	4.14 %
Maturing after one year through five years	2,188	2,171	2.2	4.30
Maturing after five years through ten years	1,279	1,212	7.4	3.39
Maturing after ten years	5,961	5,174	14.3	3.41
Total	$ 10,387	$ 9,514	9.7	3.66 %
Other				
Maturing in one year or less	$ 109	$ 109	0.3	4.96 %
Maturing after one year through five years	156	159	2.1	4.40
Maturing after five years through ten years	—	—	—	—
Maturing after ten years	—	—	—	—
Total	$ 265	$ 268	1.3	4.63 %
Total available-for-sale[b][f]	$ 95,038	$ 90,838	5.5	3.55 %

(a) Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.

(b) The weighted-average maturity of total held-to-maturity investment securities was 8.7 years at December 31, 2024, with a corresponding weighted-average yield of 2.20 percent. The weighted-average maturity of total available-for-sale investment securities was 6.8 years at December 31, 2024, with a corresponding weighted-average yield of 3.67 percent.

(c) Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, and yield to maturity if the security is purchased at par or a discount.

(d) Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and the contractual maturity date for securities with a fair value equal to or below par.

(e) Weighted-average yields for obligations of state and political subdivisions are presented on a fully-taxable equivalent basis based on a federal income tax rate of 21 percent. Yields on investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to maturity.

(f) Amortized cost excludes portfolio level basis adjustments of $185 million.

NOTE 5 Loans and Allowance for Credit Losses

The composition of the loan portfolio at December 31, by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2025	2024
Commercial		
Commercial	$ 149,522	$ 135,254
Lease financing	4,436	4,230
Total commercial	153,958	139,484
Commercial Real Estate		
Commercial mortgages	39,476	38,619
Construction and development	9,444	10,240
Total commercial real estate	48,920	48,859
Residential Mortgages		
Residential mortgages	110,788	112,806
Home equity loans, first liens	5,097	6,007
Total residential mortgages	115,885	118,813
Credit Card	32,234	30,350
Other Retail		
Retail leasing	3,524	4,040
Home equity and second mortgages	14,025	13,565
Revolving credit	4,561	3,747
Installment	14,653	14,373
Automobile	3,575	6,601
Total other retail	40,338	42,326
Total loans	$ 391,335	$ 379,832

The Company had loans of $127.8 billion at December 31, 2025, and $127.6 billion at December 31, 2024, pledged at the FHLB, and loans of $90.0 billion at December 31, 2025, and $85.1 billion at December 31, 2024, pledged at the Federal Reserve Bank.

The Company offers a broad array of lending products to consumer and commercial customers, in various industries, across several geographical locations, predominately in the states in which it has Consumer and Business Banking offices. Collateral for commercial and commercial real estate loans may include marketable securities, accounts receivable, inventory, equipment, real estate, or the related property.

Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs, and any partial charge-offs recorded. Purchased loans are recorded at fair value at the date of purchase. Net unearned interest and deferred fees and costs on originated loans and unamortized premiums and discounts on purchased loans amounted to $2.0 billion at December 31, 2025 and $2.5 billion at December 31, 2024. The Company evaluates purchased loans for more-than-insignificant deterioration at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans that have experienced more-than-insignificant deterioration from origination are considered purchased credit deteriorated loans. All other purchased loans are considered non-purchased credit deteriorated loans.

Allowance for Credit Losses The allowance for credit losses is established for current expected credit losses on the Company's loan and lease portfolio, including unfunded credit commitments. The allowance considers expected losses for the remaining lives of the applicable assets, inclusive of expected recoveries. The allowance for credit losses is increased through provisions charged to earnings and reduced by net charge-offs.

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans
Balance at December 31, 2024	$ 2,175	$ 1,508	$ 783	$ 2,640	$ 819	$ 7,925
Add						
Provision for credit losses	686	(67)	(40)	1,352	255	2,186
Deduct						
Loans charged-off	670	210	15	1,461	337	2,693
Less recoveries of loans charged-off	(120)	(57)	(19)	(238)	(95)	(529)
Net loan charge-offs (recoveries)	550	153	(4)	1,223	242	2,164
Balance at December 31, 2025	$ 2,311	$ 1,288	$ 747	$ 2,769	$ 832	$ 7,947
Balance at December 31, 2023	$ 2,119	$ 1,620	$ 827	$ 2,403	$ 870	$ 7,839
Add						
Provision for credit losses	608	53	(53)	1,464	166	2,238
Deduct						
Loans charged-off	652	229	13	1,406	313	2,613
Less recoveries of loans charged-off	(100)	(64)	(22)	(179)	(96)	(461)
Net loan charge-offs (recoveries)	552	165	(9)	1,227	217	2,152
Balance at December 31, 2024	$ 2,175	$ 1,508	$ 783	$ 2,640	$ 819	$ 7,925
Balance at December 31, 2022	$ 2,163	$ 1,325	$ 926	$ 2,020	$ 970	$ 7,404
Add						
Change in accounting principle(a)	—	—	(31)	(27)	(4)	(62)
Allowance for acquired credit losses(b)	—	127	—	—	—	127
Provision for credit losses	270	431	41	1,259	274	2,275
Deduct						
Loans charged-off	389	281	129	1,014	478	2,291
Less recoveries of loans charged-off	(75)	(18)	(20)	(165)	(108)	(386)
Net loan charge-offs (recoveries)	314	263	109	849	370	1,905
Balance at December 31, 2023	$ 2,119	$ 1,620	$ 827	$ 2,403	$ 870	$ 7,839

(a) Effective January 1, 2023, the Company adopted accounting guidance which removed the separate recognition and measurement of troubled debt restructurings.
(b) Represents allowance for credit deteriorated and charged-off loans acquired from MUB.

The increase in the allowance for credit losses from December 31, 2024 to December 31, 2025, was primarily driven by loan portfolio growth.

The following table provides a summary of loans charged-off by portfolio class and year of origination for the years ended December 31:

(Dollars in Millions)	Commercial	Commercial Real Estate[(a)]	Residential Mortgage[(b)]	Credit Card[(c)]	Other Retail[(d)]	Total Loans
2025						
Originated in 2025	$ 46	$ —	$ —	$ —	$ 8	$ 54
Originated in 2024	151	44	—	—	44	239
Originated in 2023	60	55	—	—	65	180
Originated in 2022	58	99	2	—	48	207
Originated in 2021	17	1	1	—	43	62
Originated prior to 2021	44	5	12	—	34	95
Revolving	294	6	—	1,461	95	1,856
Total charge-offs	$ 670	$ 210	$ 15	$ 1,461	$ 337	$ 2,693
2024						
Originated in 2024	$ 30	$ 117	$ —	$ —	$ 13	$ 160
Originated in 2023	84	51	—	—	47	182
Originated in 2022	178	55	3	—	52	288
Originated in 2021	32	1	—	—	40	73
Originated in 2020	12	1	—	—	21	34
Originated prior to 2020	41	4	10	—	35	90
Revolving	275	—	—	1,406	105	1,786
Total charge-offs	$ 652	$ 229	$ 13	$ 1,406	$ 313	$ 2,613
2023						
Originated in 2023	$ 48	$ 63	$ —	$ —	$ 57	$ 168
Originated in 2022	63	88	1	—	130	282
Originated in 2021	30	69	6	—	83	188
Originated in 2020	17	2	8	—	38	65
Originated in 2019	15	3	16	—	31	65
Originated prior to 2019	53	56	98	—	31	238
Revolving	163	—	—	1,014	80	1,257
Revolving converted to term	—	—	—	—	28	28
Total charge-offs	$ 389	$ 281	$ 129	$ 1,014	$ 478	$ 2,291

Note: Year of origination is based on the origination date of a loan, or for existing loans the date when the maturity date, pricing or commitment amount is amended. Predominantly all current year and near term loan origination years for gross charge-offs relate to existing loans that have had recent maturity date, pricing or commitment amount amendments.

(a) Includes $91 million of 2023 charge-offs related to uncollectible amounts on acquired loans.

(b) Includes $117 million of 2023 charge-offs related to balance sheet repositioning and capital management actions.

(c) Predominantly all credit card loans are considered revolving loans. Includes an immaterial amount of charge-offs related to revolving converted to term loans

(d) Includes $192 million of 2023 charge-offs related to balance sheet repositioning and capital management actions..

Credit Quality The credit quality of the Company's loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company. These credit quality ratings are an important part of the Company's overall credit risk management process and evaluation of the allowance for credit losses.

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing				
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming[b]	Total
December 31, 2025					
Commercial	$ 152,704	$ 439	$ 98	$ 717	$ 153,958
Commercial real estate	48,340	49	13	518	48,920
Residential mortgages[a]	115,235	214	285	151	115,885
Credit card	31,410	419	405	—	32,234
Other retail	39,938	187	52	161	40,338
Total loans	$ 387,627	$ 1,308	$ 853	$ 1,547	$ 391,335
December 31, 2024					
Commercial	$ 138,362	$ 356	$ 96	$ 670	$ 139,484
Commercial real estate	47,948	78	9	824	48,859
Residential mortgages[a]	118,267	188	206	152	118,813
Credit card	29,487	428	435	—	30,350
Other retail	41,886	229	64	147	42,326
Total loans	$ 375,950	$ 1,279	$ 810	$ 1,793	$ 379,832

(a) At December 31, 2025, $606 million of loans 30–89 days past due and $3.5 billion of loans 90 days or more past due purchased and that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current, compared with $660 million and $2.3 billion at December 31, 2024, respectively.

(b) The Company recognized interest income on nonperforming loans of $22 million and $29 million for the years ended December 31, 2025 and 2024, respectively, compared to what would have been recognized at the original contractual terms of the loans of $55 million and $66 million, respectively.

At December 31, 2025, total nonperforming assets held by the Company were $1.6 billion, compared with $1.8 billion at December 31, 2024. Total nonperforming assets included $1.5 billion of nonperforming loans, $24 million of OREO and $19 million of other nonperforming assets owned by the Company at December 31, 2025, compared with $1.8 billion, $21 million and $18 million, respectively, at December 31, 2024.

At December 31, 2025, the amount of foreclosed residential real estate held by the Company, and included in OREO, was $24 million, compared with $21 million at December 31, 2024. These amounts excluded $65 million and $46 million at December 31, 2025 and December 31, 2024, respectively, of foreclosed residential real estate related to mortgage loans whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. In addition, the amount of residential mortgage loans secured by residential real estate in the process of foreclosure at December 31, 2025 and December 31, 2024, was $705 million and $576 million, respectively, of which $458 million and $354 million, respectively, related to loans purchased and that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

The following table provides a summary of loans by portfolio class and the Company's internal credit quality rating:

	December 31, 2025					December 31, 2024				
		Criticized					Criticized			
(Dollars in Millions)	Pass	Special Mention	Classified[(a)]	Total Criticized	Total	Pass	Special Mention	Classified[(a)]	Total Criticized	Total
Commercial										
Originated in 2025	$ 72,408	$ 219	$ 762	$ 981	$ 73,389	$ —	$ —	$ —	$ —	$ —
Originated in 2024	24,342	168	637	805	25,147	57,578	503	1,034	1,537	59,115
Originated in 2023	7,532	47	278	325	7,857	19,128	173	564	737	19,865
Originated in 2022	10,044	23	287	310	10,354	19,718	231	370	601	20,319
Originated in 2021	2,848	2	11	13	2,861	4,677	60	92	152	4,829
Originated prior to 2021	4,083	21	73	94	4,177	6,812	76	143	219	7,031
Revolving[(b)]	29,227	484	462	946	30,173	27,344	169	812	981	28,325
Total commercial	150,484	964	2,510	3,474	153,958	135,257	1,212	3,015	4,227	139,484
Commercial real estate										
Originated in 2025	15,466	143	981	1,124	16,590	—	—	—	—	—
Originated in 2024	6,368	88	338	426	6,794	9,652	261	1,772	2,033	11,685
Originated in 2023	3,232	65	444	509	3,741	5,213	42	760	802	6,015
Originated in 2022	5,211	242	613	855	6,066	9,047	661	913	1,574	10,621
Originated in 2021	4,543	99	134	233	4,776	6,515	100	196	296	6,811
Originated prior to 2021	8,241	202	424	626	8,867	10,822	148	608	756	11,578
Revolving	1,991	82	7	89	2,080	2,078	—	68	68	2,146
Revolving converted to term	5	—	1	1	6	3	—	—	—	3
Total commercial real estate	45,057	921	2,942	3,863	48,920	43,330	1,212	4,317	5,529	48,859
Residential mortgages[(c)]										
Originated in 2025	11,917	—	1	1	11,918	—	—	—	—	—
Originated in 2024	7,249	—	14	14	7,263	10,291	—	—	—	10,291
Originated in 2023	7,758	—	35	35	7,793	8,764	—	11	11	8,775
Originated in 2022	24,620	—	61	61	24,681	28,484	—	43	43	28,527
Originated in 2021	30,991	—	57	57	31,048	34,694	—	35	35	34,729
Originated prior to 2021	32,900	—	282	282	33,182	36,211	—	280	280	36,491
Total residential mortgages	115,435	—	450	450	115,885	118,444	—	369	369	118,813
Credit card[(d)]	31,829	—	405	405	32,234	29,915	—	435	435	30,350
Other retail										
Originated in 2025	6,290	—	4	4	6,294	—	—	—	—	—
Originated in 2024	5,075	—	10	10	5,085	7,398	—	3	3	7,401
Originated in 2023	2,720	—	11	11	2,731	3,966	—	9	9	3,975
Originated in 2022	2,571	—	11	11	2,582	4,085	—	11	11	4,096
Originated in 2021	3,937	—	9	9	3,946	6,537	—	14	14	6,551
Originated prior to 2021	3,938	—	17	17	3,955	5,543	—	21	21	5,564
Revolving	14,780	—	123	123	14,903	13,846	—	120	120	13,966
Revolving converted to term	799	—	43	43	842	731	—	42	42	773
Total other retail	40,110	—	228	228	40,338	42,106	—	220	220	42,326
Total loans	$ 382,915	$ 1,885	$ 6,535	$ 8,420	$ 391,335	$ 369,052	$ 2,424	$ 8,356	$ 10,780	$ 379,832
Total outstanding commitments	$ 828,343	$ 3,094	$ 8,348	$ 11,442	$ 839,785	$ 778,155	$ 3,875	$ 10,441	$ 14,316	$ 792,471

Note: Year of origination is based on the origination date of a loan, or for existing loans the date when the maturity date, pricing or commitment amount is amended. Predominantly all current year and nearer term loan origination years for criticized loans relate to existing loans that have had recent maturity date, pricing or commitment amount amendments.

(a) Classified rating on consumer loans primarily based on delinquency status.

(b) Includes an immaterial amount of revolving converted to term loans.

(c) At December 31, 2025, $3.5 billion of GNMA loans 90 days or more past due and $1.3 billion of modified GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs were classified with a pass rating, compared with $2.3 billion and $1.4 billion at December 31, 2024, respectively.

(d) Predominately all credit card loans are considered revolving loans. Includes an immaterial amount of revolving converted to term loans.

Loan Modifications In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of period-end balances of loans modified during the periods presented, by portfolio class and modification granted:

Year Ended December 31 (Dollars in Millions)	Interest Rate Reduction	Payment Delay	Term Extension	Multiple Modifications[a]	Total Modifications	Percent of Class Total
2025						
Commercial	$ 93	$ 2	$ 595	$ 64	$ 754	.5 %
Commercial real estate	—	—	824	31	855	1.7
Residential mortgages[b]	—	303	14	26	343	.3
Credit card	449	12	—	—	461	1.4
Other retail	6	9	90	6	111	.3
Total loans, excluding loans purchased from GNMA mortgage pools	548	326	1,523	127	2,524	.6
Loans purchased from GNMA mortgage pools[b]	—	1,057	397	420	1,874	1.6
Total loans	$ 548	$ 1,383	$ 1,920	$ 547	$ 4,398	1.1 %
2024						
Commercial	$ 77	$ 2	$ 526	$ —	$ 605	.4 %
Commercial real estate	43	—	1,107	70	1,220	2.5
Residential mortgages[b]	—	79	17	23	119	.1
Credit card	414	11	—	—	425	1.4
Other retail	7	3	125	4	139	.3
Total loans, excluding loans purchased from GNMA mortgage pools	541	95	1,775	97	2,508	.7
Loans purchased from GNMA mortgage pools[b]	1	1,215	292	407	1,915	1.6
Total loans	$ 542	$ 1,310	$ 2,067	$ 504	$ 4,423	1.2 %
2023						
Commercial	$ 46	$ —	$ 286	$ 33	$ 365	.3 %
Commercial real estate	—	—	645	72	717	1.3
Residential mortgages[b]	—	234	26	20	280	.2
Credit card	349	1	—	—	350	1.2
Other retail	7	21	144	3	175	.4
Total loans, excluding loans purchased from GNMA mortgage pools	402	256	1,101	128	1,887	.5
Loans purchased from GNMA mortgage pools[b]	—	1,263	255	321	1,839	1.6
Total loans	$ 402	$ 1,519	$ 1,356	$ 449	$ 3,726	1.0 %

(a) Includes $239 million of total loans receiving a payment delay and term extension, $243 million of total loans receiving an interest rate reduction and term extension and $65 million of total loans receiving an interest rate reduction, payment delay and term extension for the year ended December 31, 2025, compared with $310 million, $155 million and $39 million for the year ended December 31, 2024, respectively, and $329 million, $112 million, and $8 million for the year ended December 31, 2023, respectively.

(b) Percent of class total amounts expressed as a percent of total residential mortgage loan balances.

Loan modifications included in the table above exclude trial period arrangements offered to customers and secured loans to consumer borrowers that have had debt discharged through bankruptcy where the borrower has not reaffirmed the debt during the periods presented. At December 31, 2025, the balance of loans modified in trial period arrangements was $449 million, while the balance of secured loans to consumer borrowers that have had debt discharged through bankruptcy was not material.

The following table summarizes the effects of loan modifications made to borrowers on loans modified:

Year Ended December 31	Weighted-Average Interest Rate Reduction	Weighted-Average Months of Term Extension
2025		
Commercial[(a)]	11.8 %	13
Commercial real estate	2.7	12
Residential mortgages	1.2	86
Credit card	16.1	—
Other retail	6.4	7
Loans purchased from GNMA mortgage pools	.4	103
2024		
Commercial[(a)]	20.3	11
Commercial real estate	3.2	13
Residential mortgages	1.1	90
Credit card	16.4	—
Other retail	7.7	5
Loans purchased from GNMA mortgage pools	.6	110
2023		
Commercial[(a)]	13.0	12
Commercial real estate	3.5	11
Residential mortgages	1.2	98
Credit card	15.4	—
Other retail	7.9	4
Loans purchased from GNMA mortgage pools	.6	103

Note: The weighted-average payment deferral for all portfolio classes was less than $1 million for the years ended December 31, 2025, 2024, and 2023. Forbearance payments are required to be paid at the end of the original term loan.
(a) The weighted-average interest rate reduction was primarily driven by commercial cards.

Loans that receive a forbearance plan generally remain in default until they are no longer delinquent as the result of the payment of all past due amounts or the borrower receiving a term extension or modification. Therefore, loans only receiving forbearance plans are not included in the table below.

The following table provides a summary of loan balances as of December 31, which were modified during the prior twelve months, by portfolio class and delinquency status:

(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Total
2025				
Commercial	$ 598	$ 19	$ 134	$ 751
Commercial real estate	842	—	12	854
Residential mortgages[(a)]	1,289	4	10	1,303
Credit card	328	79	42	449
Other retail	83	14	6	103
Total loans	$ 3,140	$ 116	$ 204	$ 3,460
2024				
Commercial	$ 395	$ 26	$ 167	$ 588
Commercial real estate	875	26	319	1,220
Residential mortgages[(a)]	1,469	4	6	1,479
Credit card	302	73	39	414
Other retail	112	19	6	137
Total loans	$ 3,153	$ 148	$ 537	$ 3,838

(a) At December 31, 2025, $371 million of loans 30-89 days past due and $386 million of loans 90 days or more past due purchased and that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose payments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current, compared with $442 million and $324 million at December 31, 2024, respectively.

The following table provides a summary of loans that defaulted (fully or partially charged-off or became 90 days or more past due) that were modified within twelve months prior to default.

Year Ended December 31 (Dollars in Millions)	Interest Rate Reduction	Payment Delay	Term Extension	Multiple Modifications[(a)]
2025				
Commercial	$ 40	$ —	$ 9	$ 14
Commercial real estate	—	—	—	—
Residential mortgages	—	—	2	4
Credit card	141	—	—	—
Other retail	2	—	19	—
Total loans, excluding loans purchased from GNMA mortgage pools	183	—	30	18
Loans purchased from GNMA mortgage pools	—	144	119	148
Total loans	$ 183	$ 144	$ 149	$ 166
2024				
Commercial	$ 30	$ —	$ 45	$ —
Commercial real estate	43	—	137	—
Residential mortgages	—	3	—	3
Credit card	128	—	—	—
Other retail	2	—	20	—
Total loans, excluding loans purchased from GNMA mortgage pools	203	3	202	3
Loans purchased from GNMA mortgage pools	1	168	78	89
Total loans	$ 204	$ 171	$ 280	$ 92

(a) Includes $79 million of total loans receiving a payment delay and term extension, $77 million of total loans receiving an interest rate reduction and term extension and $10 million of total loans receiving an interest rate reduction, payment delay and term extension for the year ended December 31, 2025, compared with $81 million, $8 million and $3 million for the year ended December 31, 2024, respectively.

The following table provides a summary of loans that defaulted (fully or partially charged-off or became 90 days or more past due) that were modified on or after January 1, 2023, the date the Company adopted accounting guidance which removed the separate recognition and measurement of troubled debt restructurings, through December 31, 2023:

Year Ended December 31 (Dollars in Millions)	Interest Rate Reduction	Payment Delay	Term Extension	Multiple Modifications[a]
2023				
Commercial	$ 7	$ —	$ —	$ —
Commercial real estate	—	—	1	—
Residential mortgages	—	8	2	1
Credit card	35	—	—	—
Other retail	1	1	11	—
Total loans, excluding loans purchased from GNMA mortgage pools	43	9	14	1
Loans purchased from GNMA mortgage pools	—	67	30	37
Total loans	$ 43	$ 76	$ 44	$ 38

(a) Represents loans receiving a payment delay and term extension.

As of December 31, 2025, the Company had $410 million of commitments to lend additional funds to borrowers whose terms of their outstanding owed balances have been modified.

NOTE 6 Leases

The Company, as a lessor, originates retail and commercial leases either directly to the consumer or indirectly through dealer networks. Retail leases consist primarily of automobiles, while commercial leases may include high dollar assets such as aircraft or lower cost items such as office equipment.

The components of the net investment in sales-type and direct financing leases, at December 31, were as follows:

(Dollars in Millions)	2025	2024
Lease receivables	$ 7,277	$ 7,328
Unguaranteed residual values accruing to the lessor's benefit	653	911
Total net investment in sales-type and direct financing leases	$ 7,930	$ 8,239

The Company, as a lessor, recorded $792 million, $775 million and $738 million of revenue on its Consolidated Statement of Income for the years ended December 31, 2025, 2024 and 2023, respectively, primarily consisting of interest income on sales-type and direct financing leases.

The contractual future lease payments to be received by the Company, at December 31, 2025, were as follows:

(Dollars in Millions)	Sales-type and Direct Financing Leases	Operating Leases
2026	$ 2,611	$ 145
2027	2,524	123
2028	1,612	93
2029	735	63
2030	294	41
Thereafter	342	67
Total lease payments	8,118	$ 532
Amounts representing interest	(841)	
Lease receivables	$ 7,277	

The Company, as lessee, leases certain assets for use in its operations. Leased assets primarily include retail branches, operations centers and other corporate locations, and, to a lesser extent, office and computer equipment. For each lease with an original term greater than 12 months, the Company records a lease liability and a corresponding ROU asset. At December 31, 2025, the Company's ROU assets included in premises and equipment and lease liabilities included in long-term debt and other liabilities were $1.5 billion and $1.5 billion, respectively, compared with $1.4 billion of ROU assets and $1.5 billion of lease liabilities at December 31, 2024, respectively.

Total costs incurred by the Company, as a lessee, were $446 million, $529 million and $496 million for the years ended December 31, 2025, 2024 and 2023, respectively, and principally related to contractual lease payments on operating leases and included in net occupancy and equipment expense. The Company's leases do not impose significant covenants or other restrictions on the Company.

The following table presents amounts relevant to the Company's assets leased for use in its operations for the years ended December 31:

(Dollars in Millions)	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 339	$ 389	$ 409
Operating cash flows from finance leases	7	7	7
Financing cash flows from finance leases	51	62	49
Right of use assets obtained in exchange for new operating lease liabilities	275	268	230
Right of use assets obtained in exchange for new finance lease liabilities	14	59	25

The following table presents the weighted-average remaining lease terms and discount rates of the Company's assets leased for use in its operations at December 31:

	2025	2024
Weighted-average remaining lease term of operating leases (in years)	7.1	6.7
Weighted-average remaining lease term of finance leases (in years)	8.4	8.1
Weighted-average discount rate of operating leases	4.1 %	4.0 %
Weighted-average discount rate of finance leases	6.7 %	7.3 %

The contractual future lease obligations of the Company at December 31, 2025, were as follows:

(Dollars in Millions)	Operating Leases	Finance Leases
2026	$ 326	$ 43
2027	304	31
2028	266	20
2029	225	12
2030	164	9
Thereafter	463	27
Total lease payments	1,748	142
Amounts representing interest	(329)	(17)
Lease liabilities	$ 1,419	$ 125

NOTE 7 Accounting for Transfers and Servicing of Financial Assets and Variable Interest Entities

The Company transfers financial assets in the normal course of business. The majority of the Company's financial asset transfers are residential mortgage loan sales primarily to GSEs, transfers of tax-advantaged investments, commercial loan sales through participation agreements, and other individual or portfolio loan and securities sales. In accordance with the accounting guidance for asset transfers, the Company considers any ongoing involvement with transferred assets in determining whether the assets can be derecognized from the balance sheet. Guarantees provided to certain third parties in connection with the transfer of assets are further discussed in Note 22.

For loans sold under participation agreements, the Company also considers whether the terms of the loan participation agreement meet the accounting definition of a participating interest. With the exception of servicing and certain performance-based guarantees, the Company's continuing involvement with financial assets sold is minimal and generally limited to market customary representation and warranty clauses. Any gain or loss on sale depends on the previous carrying amount of the transferred financial assets, the consideration received, and any liabilities incurred in exchange for the transferred assets. Upon transfer, any servicing assets and other interests that continue to be held by the Company are initially recognized at fair value. For further information on MSRs, refer to Note 9. On a limited basis, the Company may acquire and package high-grade corporate bonds for select corporate customers, in which the Company generally has no continuing involvement with these transactions. The Company also is an authorized GNMA issuer and issues GNMA securities on a regular basis. Additionally, the Company originated auto loans that were sold and securitized through an off-balance sheet special purpose vehicle. In connection with the auto securitization, the Company is the sponsor of the transaction, retains a risk retention security in compliance with SEC rules, and is the servicer for the auto loans that were sold and securitized. The Company has no other asset securitizations or similar asset-backed financing arrangements that are off-balance sheet.

The Company is involved in various entities that are considered to be VIEs. The Company's investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged investments support the Company's regulatory compliance with the Community Reinvestment Act. The Company's investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and other tax-advantaged investments in tax expense of $643 million, $585 million and $576 million for the years ended December 31, 2025, 2024 and 2023, respectively. The Company recognized $599 million, $573 million and $582 million of expenses related to all of these investments for the years ended December 31, 2025, 2024 and 2023, respectively, which were primarily included in tax expense.

The Company is not required to consolidate VIEs in which it has concluded it does not have a controlling financial interest, and thus is not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities' most significant activities and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. The assets of each unconsolidated VIE can only be used to settle the VIE's obligations and if the VIE defaults on its obligations, creditors do not have general recourse to the Company.

The Company's investments in these unconsolidated VIEs are carried in other assets on the Consolidated Balance Sheet. The Company's unfunded capital and other commitments related to these unconsolidated VIEs are generally carried in other liabilities on the Consolidated Balance Sheet. The Company's maximum exposure to loss from these unconsolidated VIEs include the investment recorded on the Company's Consolidated Balance Sheet, net of unfunded capital commitments, and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. While the Company believes potential losses from these investments are remote, the maximum exposure was determined by assuming a scenario where the community-based business and housing projects completely fail and do not meet certain government compliance requirements resulting in recapture of the related tax credits.

The following table provides a summary of investments in community development and tax-advantaged VIEs that the Company has not consolidated:

At December 31 (Dollars in Millions)	2025	2024
Investment carrying amount	$ 9,712	$ 8,107
Unfunded capital and other commitments	5,761	5,032
Maximum exposure to loss	9,338	8,435

The Company also has noncontrolling financial investments in private investment funds and partnerships considered to be VIEs, which are not consolidated. The Company's recorded investment in these entities, carried in other assets on the Consolidated Balance Sheet, was approximately $312 million at December 31, 2025 and $264 million at December 31, 2024. The maximum exposure to loss related to these VIEs was $439 million at December 31, 2025 and $382 million at December 31, 2024, representing the Company's investment balance and its unfunded commitments to invest additional amounts.

The Company also held senior notes of $1.7 billion as available-for-sale investment securities at December 31, 2025, compared with $3.2 billion at December 31, 2024. These senior notes were issued by third-party securitization vehicles that held $1.9 billion at December 31, 2025 and $3.6 billion at December 31, 2024 of indirect auto loans that collateralize the senior notes. These VIEs are not consolidated by the Company.

The Company's individual net investments in unconsolidated VIEs, which exclude any unfunded capital commitments, ranged from less than $1 million to $299 million at December 31, 2025, compared with less than $1 million to $79 million at December 31, 2024.

The Company is required to consolidate VIEs in which it has concluded it has a controlling financial interest. The Company sponsors entities to which it transfers its interests in tax-advantaged investments to third parties. At December 31, 2025, approximately $6.2 billion of the Company's assets and $3.8 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged investment VIEs which the Company has consolidated, primarily related to these transfers. These amounts compared to $6.4 billion and $4.2 billion, respectively, at December 31, 2024. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company's exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or transferred to others with a guarantee.

NOTE 8 Premises and Equipment

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2025	2024
Land	$ 471	$ 498
Buildings and improvements	3,221	3,121
Furniture, fixtures and equipment	3,199	3,010
Right of use assets on operating leases	1,195	1,114
Right of use assets on finance leases	317	314
Construction in progress	68	96
Total premises and equipment, gross	8,471	8,153
Less accumulated depreciation and amortization	(4,703)	(4,588)
Total premises and equipment, net	$ 3,768	$ 3,565

NOTE 9 Mortgage Servicing Rights

The Company capitalizes MSRs as separate assets when loans are sold and servicing is retained. MSRs may also be purchased from others. The Company carries MSRs at fair value, with changes in the fair value recorded in earnings during the period in which they occur. The Company serviced $216.3 billion of residential mortgage loans for others at December 31, 2025, and $216.6 billion at December 31, 2024, including subserviced mortgages with no corresponding MSR asset. Included in mortgage banking revenue are the MSR fair value changes arising from market rate and model assumption changes, net of the value change in derivatives used to economically hedge MSRs. These changes resulted in net losses of $1 million, $2 million and $41 million for the years ended December 31, 2025, 2024 and 2023, respectively. Loan servicing and ancillary fees, not including valuation changes, included in mortgage banking revenue were $682 million, $699 million and $733 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Changes in fair value of capitalized MSRs are summarized as follows:

(Dollars in Millions)	2025	2024	2023
Balance at beginning of period	$ 3,369	$ 3,377	$ 3,755
Rights purchased	—	1	5
Rights capitalized	276	276	373
Rights sold	(131)	(188)	(440)
Changes in fair value of MSRs			
Due to fluctuations in market interest rates[(a)]	(6)	235	66
Due to revised assumptions or models[(b)]	15	43	12
Other changes in fair value[(c)]	(364)	(375)	(394)
Balance at end of period	$ 3,159	$ 3,369	$ 3,377

(a) Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(b) Includes changes in MSR value not caused by changes in market interest rates, such as changes in assumed cost to service, ancillary income and option adjusted spread, as well as the impact of any model changes.
(c) Primarily the change in MSR value from passage of time and cash flows realized (decay), but also includes the impact of changes to expected cash flows not associated with changes in market interest rates, such as the impact of delinquencies.

The estimated sensitivity to changes in interest rates of the fair value of the MSR portfolio and the related derivative instruments as of December 31 follows:

	2025						2024					
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$ (369)	$ (176)	$ (86)	$ 81	$ 155	$ 284	$ (310)	$ (144)	$ (69)	$ 63	$ 120	$ 217
Derivative instrument hedges	397	188	89	(79)	(153)	(297)	325	147	69	(61)	(118)	(220)
Net sensitivity	$ 28	$ 12	$ 3	$ 2	$ 2	$ (13)	$ 15	$ 3	$ —	$ 2	$ 2	$ (3)

The fair value of MSRs and their sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company's servicing portfolio consists of the distinct portfolios of government-insured mortgages, conventional mortgages and Housing Finance Agency ("HFA") mortgages. The servicing portfolios are predominantly comprised of fixed-rate agency loans with limited adjustable-rate or jumbo mortgage loans. The HFA servicing portfolio is comprised of loans originated under state and local housing authority program guidelines which assist purchases by first-time or low- to moderate-income homebuyers through a favorable rate subsidy, down payment and/or closing cost assistance on government- and conventional-insured mortgages.

A summary of the Company's MSRs and related characteristics by portfolio as of December 31 follows:

	2025				2024			
(Dollars in Millions)	HFA	Government	Conventional[d]	Total	HFA	Government	Conventional[d]	Total
Servicing portfolio[a]	$56,993	$ 23,630	$ 126,614	$207,237	$52,807	$ 25,139	$ 138,428	$216,374
Fair value	$ 849	$ 465	$ 1,845	$ 3,159	$ 856	$ 512	$ 2,001	$ 3,369
Value (bps)[b]	149	197	146	152	162	204	145	156
Weighted-average servicing fees (bps)	35	45	25	30	35	45	25	30
Multiple (value/servicing fees)	4.22	4.41	5.75	5.03	4.57	4.56	5.69	5.17
Weighted-average note rate	5.17 %	4.41 %	4.04 %	4.39 %	4.92 %	4.35 %	3.87 %	4.18 %
Weighted-average age (in years)	4.8	6.8	5.7	5.6	4.5	6.1	5.0	5.0
Weighted-average expected prepayment (constant prepayment rate)	10.2 %	10.1 %	8.2 %	9.0 %	9.9 %	10.2 %	7.8 %	8.6 %
Weighted-average expected life (in years)	7.4	6.7	7.2	7.2	7.5	6.8	7.4	7.4
Weighted-average option adjusted spread[c]	7.3 %	6.9 %	5.1 %	5.9 %	5.8 %	6.2 %	5.6 %	5.7 %

(a) Represents principal balance of mortgages having corresponding MSR asset.
(b) Calculated as fair value divided by the servicing portfolio.
(c) Option adjusted spread is the incremental spread added to the risk-free rate to reflect optionality and other risk inherent in the MSRs.
(d) Represents loans sold primarily to GSEs.

NOTE 10 Intangible Assets

Intangible assets consisted of the following:

At December 31 (Dollars in Millions)	2025	2024
Goodwill	$ 12,635	$ 12,536
Core deposit benefits	1,319	1,702
Mortgage servicing rights	3,159	3,369
Other identified intangibles	426	476
Total	$ 17,539	$ 18,083

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2025	2024	2023
Core deposit benefits	$ 383	$ 432	$ 481
Other identified intangibles	115	137	155
Total	$ 498	$ 569	$ 636

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)	
2026	$ 435
2027	366
2028	302
2029	235
2030	172

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2025, 2024 and 2023:

(Dollars in Millions)	Wealth, Corporate, Commercial and Institutional Banking	Consumer and Business Banking	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2022	$ 4,589	$ 4,465	$ 3,319	$ —	$ 12,373
Goodwill acquired	235	(139)	—	—	96
Foreign exchange translation and other	1	—	19	—	20
Balance at December 31, 2023	$ 4,825	$ 4,326	$ 3,338	$ —	$ 12,489
Goodwill acquired	—	—	80	—	80
Foreign exchange translation and other	(2)	—	(31)	—	(33)
Balance at December 31, 2024	$ 4,823	$ 4,326	$ 3,387	$ —	$ 12,536
Goodwill acquired	—	—	46	—	46
Foreign exchange translation and other	3	—	50	—	53
Balance at December 31, 2025	$ 4,826	$ 4,326	$ 3,483	$ —	$ 12,635

NOTE 11 Deposits

The composition of deposits at December 31 was as follows:

(Dollars in Millions)	2025	2024
Noninterest-bearing deposits	$ 84,116	$ 84,158
Interest-bearing deposits		
Interest checking	132,217	127,188
Money market savings	192,118	206,805
Savings accounts	65,733	45,389
Time deposits	48,032	54,769
Total interest-bearing deposits	438,100	434,151
Total deposits	$ 522,216	$ 518,309

The maturities of time deposits outstanding at December 31, 2025 were as follows:

(Dollars in Millions)	
2026	$ 46,873
2027	638
2028	178
2029	117
2030	222
Thereafter	4
Total	$ 48,032

NOTE 12 Short-Term Borrowings

Short-term borrowings at December 31 consisted of the following:

(Dollars in Millions)	2025	2024
Federal funds purchased	$ 285	$ 252
Securities sold under agreements to repurchase	9,228	7,642
Commercial paper	4,341	4,288
Other short-term borrowings	3,308	3,336
Total	$ 17,162	$ 15,518

NOTE 13 Long-Term Debt

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate[a]	Maturity Date	2025	2024
U.S. Bancorp (Parent Company)					
Subordinated notes	Fixed	7.500 %	2026	$ 199	$ 199
	Fixed	3.100 %	2026	1,000	1,000
	Fixed	3.000 %	2029	1,000	1,000
	Fixed	4.967 %	2033	1,300	1,300
	Fixed	2.491 %	2036	1,300	1,300
Medium-term notes	Fixed	1.375% - 6.787%	2026 - 2045	29,285	27,939
	Floating	2.866 %	2028	588	519
Other[b]				2,385	2,000
Subtotal				37,057	35,257
Subsidiaries					
Federal Home Loan Bank advances	Fixed	1.860% - 5.260%	2026 - 2027	11,550	12,550
	Floating	4.130% - 4.590%	2026 - 2027	3,500	3,000
Bank notes	Fixed	3.966% - 5.550%	2027 - 2032	3,097	3,405
	Floating	—% - 4.564%	2027 - 2065	2,892	1,813
Other[c]				2,668	1,977
Subtotal				23,707	22,745
Total				$ 60,764	$ 58,002

(a) Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 4.60 percent, 4.41 percent and 3.44 percent, respectively.
(b) Includes $2.3 billion and $2.2 billion at December 31, 2025 and 2024, respectively, of discounted noninterest-bearing additional cash received by the Company upon close of its 2022 acquisition of MUB from Mitsubishi UFJ Financial Group ("MUFG") to be delivered to MUFG on or prior to December 1, 2027, discounted at the Company's 5-year unsecured borrowing rate as of the acquisition date, as well as debt issuance fees and unrealized gains and losses and deferred amounts relating to derivative instruments.
(c) Includes consolidated community development and tax-advantaged investment VIEs, finance lease obligations, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $205.1 billion and $171.2 billion at December 31, 2025 and 2024, respectively.

Maturities of long-term debt outstanding at December 31, 2025, were:

(Dollars in Millions)	Parent Company	Consolidated
2026	$ 2,428	$ 15,402
2027	5,355	11,645
2028	4,001	5,773
2029	4,571	4,554
2030	4,244	4,264
Thereafter	16,458	19,126
Total	$ 37,057	$ 60,764

NOTE 14 Shareholders' Equity

At December 31, 2025 and 2024, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.6 billion shares of common stock outstanding at December 31, 2025 and 2024. The Company had 52 million shares reserved for future issuances, primarily under its stock incentive plans at December 31, 2025.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company's preferred stock at December 31 were as follows:

	2025				2024			
(Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$ 1,251	$ 145	$ 1,106	12,510	$ 1,251	$ 145	$ 1,106
Series B	40,000	1,000	—	1,000	40,000	1,000	—	1,000
Series J	40,000	1,000	7	993	40,000	1,000	7	993
Series K	23,000	575	10	565	23,000	575	10	565
Series L	20,000	500	14	486	20,000	500	14	486
Series M	30,000	750	21	729	30,000	750	21	729
Series N	60,000	1,500	8	1,492	60,000	1,500	8	1,492
Series O	18,000	450	13	437	18,000	450	13	437
Total preferred stock[a]	243,510	$ 7,026	$ 218	$ 6,808	243,510	$ 7,026	$ 218	$ 6,808

(a) The par value of all shares issued and outstanding at December 31, 2025 and 2024, was $1.00 per share.

During 2022, the Company issued depositary shares representing an ownership interest in 18,000 shares of Series O Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series O Preferred Stock"). The Series O Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 4.50 percent. The Series O Preferred Stock is redeemable at the Company's option, in whole or in part, on or after April 15, 2027. The Series O Preferred Stock is redeemable at the Company's option, in whole, but not in part, prior to April 15, 2027 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series O Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

During 2021, the Company issued depositary shares representing an ownership interest in 60,000 shares of Series N Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series N Preferred Stock"). The Series N Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 3.70 percent from the date of issuance to, but excluding, January 15, 2027, and thereafter will accrue and be payable quarterly at a floating rate per annum equal to the five-year treasury rate plus 2.541 percent. The Series N Preferred Stock is redeemable at the Company's option, in whole or in part, on or after January 15, 2027. The Series N Preferred Stock is redeemable at the Company's option, in whole, but not in part, prior to January 15, 2027 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series N Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.

During 2021, the Company issued depositary shares representing an ownership interest in 30,000 shares of Series M Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series M Preferred Stock"). The Series M Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 4.00 percent. The Series M Preferred Stock is redeemable at the Company's option, in whole or in part, on or after April 15, 2026. The Series M Preferred Stock is redeemable at the Company's option, in whole, but not in part, prior to April 15, 2026 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series M Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.

During 2020, the Company issued depositary shares representing an ownership interest in 20,000 shares of Series L Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series L Preferred Stock"). The Series L Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 3.75 percent. The Series L Preferred

Stock is redeemable at the Company's option, in whole or in part.

During 2018, the Company issued depositary shares representing an ownership interest in 23,000 shares of Series K Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series K Preferred Stock"). The Series K Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 5.50 percent. The Series K Preferred Stock is redeemable at the Company's option, in whole or in part.

During 2017, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series J Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series J Preferred Stock"). The Series J Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable semiannually, in arrears, at a rate per annum equal to 5.30 percent from the date of issuance to, but excluding, April 15, 2027, and thereafter will accrue and be payable quarterly at a floating rate per annum equal to 2.914 percent above the three-month CME Term SOFR plus a credit spread adjustment of 0.26161 percent. The Series J Preferred Stock is redeemable at the Company's option, in whole or in part, on or after April 15, 2027. The Series J Preferred Stock is redeemable at the Company's option, in whole, but not in part, prior to April 15, 2027 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series J Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.

During 2010, the Company issued depositary shares representing an ownership interest in 5,746 shares of Series A Non-Cumulative Perpetual Preferred Stock (the "Series A Preferred Stock") to investors, in exchange for their portion of USB Capital IX Income Trust Securities. During 2011, the Company issued depositary shares representing an ownership interest in 6,764 shares of Series A Preferred Stock to USB Capital IX, thereby settling the stock purchase contract established between the Company and USB Capital IX as part of the 2006 issuance of USB Capital IX Income Trust Securities. The preferred shares were issued to USB Capital IX for the purchase price specified in the stock forward purchase contract. The Series A Preferred Stock has a liquidation preference of $100,000 per share, no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of 1.02 percent above three-month CME Term SOFR plus a credit spread adjustment of 0.26161 percent, or 3.50 percent. The Series A Preferred Stock is redeemable at the Company's option, subject to prior approval by the Federal Reserve Board.

During 2006, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series B Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the "Series B Preferred Stock"). The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of 0.60 percent above three-month CME Term SOFR plus a credit spread adjustment of 0.26161 percent, or 3.50 percent. The Series B Preferred Stock is redeemable at the Company's option, subject to the prior approval of the Federal Reserve Board.

During 2025, 2024 and 2023, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2025, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $4.4 billion. Share repurchases are subject to the approval of the Company's Board of Directors and compliance with regulatory requirements.

The following table summarizes the Company's common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2025	11	$ 490
2024	4	173
2023	1	62

Shareholders' equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders' equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Investment Securities Available-For-Sale	Unrealized Gains (Losses) on Investment Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Debit Valuation Adjustments	Foreign Currency Translation	Total
2025							
Balance at beginning of period	$ (5,078)	$ (3,165)	$ (553)	$ (955)	$ 1	$ (14)	$ (9,764)
Changes in unrealized gains (losses)	2,355	—	400	212	(15)	—	2,952
Foreign currency translation adjustment[(a)]	—	—	—	—	—	1	1
Reclassification to earnings of realized (gains) losses	61	470	251	(5)	—	—	777
Applicable income taxes	(616)	(121)	(167)	(53)	4	—	(953)
Balance at end of period	$ (3,278)	$ (2,816)	$ (69)	$ (801)	$ (10)	$ (13)	$ (6,987)
2024							
Balance at beginning of period	$ (5,151)	$ (3,537)	$ (242)	$ (1,138)	$ —	$ (28)	$ (10,096)
Changes in unrealized gains (losses)	(60)	—	(676)	245	1	—	(490)
Foreign currency translation adjustment[(a)]	—	—	—	—	—	18	18
Reclassification to earnings of realized (gains) losses	154	499	258	(1)	—	—	910
Applicable income taxes	(21)	(127)	107	(61)	—	(4)	(106)
Balance at end of period	$ (5,078)	$ (3,165)	$ (553)	$ (955)	$ 1	$ (14)	$ (9,764)
2023							
Balance at beginning of period	$ (6,378)	$ (3,933)	$ (114)	$ (939)	$ —	$ (43)	$ (11,407)
Changes in unrealized gains and losses	1,500	—	(252)	(262)	—	—	986
Foreign currency translation adjustment[(a)]	—	—	—	—	—	21	21
Reclassification to earnings of realized (gains) losses	145	530	80	(7)	—	—	748
Applicable income taxes	(418)	(134)	44	70	—	(6)	(444)
Balance at end of period	$ (5,151)	$ (3,537)	$ (242)	$ (1,138)	$ —	$ (28)	$ (10,096)

(a) Represents the impact of changes in foreign currency exchange rates on the Company's investment in foreign operations and related hedges.

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income (loss) and into earnings for the years ended December 31 is as follows:

(Dollars in Millions)	Impact to Net Income			Affected Line Item in the Consolidated Statement of Income
	2025	2024	2023	
Unrealized gains (losses) on investment securities available-for-sale				
Realized gains (losses) on sales of investment securities	$ (61)	$ (154)	$ (145)	Securities gains (losses), net
	15	39	37	Applicable income taxes
	(46)	(115)	(108)	Net-of-tax
Unrealized gains (losses) on investment securities transferred from available-for-sale to held-to-maturity				
Amortization of unrealized gains (losses)	(470)	(499)	(530)	Interest income
	121	127	134	Applicable income taxes
	(349)	(372)	(396)	Net-of-tax
Unrealized gains (losses) on derivative hedges				
Realized gains (losses) on derivative hedges	(251)	(258)	(80)	Net interest income
	63	66	21	Applicable income taxes
	(188)	(192)	(59)	Net-of-tax
Unrealized gains (losses) on retirement plans				
Actuarial gains (losses) and prior service cost (credit) amortization	5	1	7	Other noninterest expense
	(1)	—	(2)	Applicable income taxes
	4	1	5	Net-of-tax
Total impact to net income	$ (579)	$ (678)	$ (558)	

Regulatory Capital The Company uses certain measures defined by bank regulatory agencies to assess its capital. The regulatory capital requirements effective for the Company follow Basel III, with the Company being subject to calculating its capital adequacy as a percentage of risk-weighted assets under the standardized approach.

Tier 1 capital is considered core capital and includes common shareholders' equity adjusted for the aggregate impact of certain items included in other comprehensive income (loss) ("common equity tier 1 capital"), plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries subject to certain limitations. Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Capital measures are stated as a percentage of risk-weighted assets, which are measured based on their perceived credit risks and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. Beginning in 2022, the Company began to phase into its regulatory capital requirements the cumulative deferred impact of its 2020 adoption of the accounting guidance related to the impairment of financial instruments based on the CECL methodology plus 25 percent of its quarterly credit reserve increases during 2020 and 2021. This cumulative deferred impact was phased into the Company's regulatory capital during 2022 through 2024. Beginning January 1, 2025, the regulatory capital requirements reflect the full implementation of the CECL methodology.

The Company is also subject to leverage ratio requirements, which is defined as Tier 1 capital as a percentage of adjusted average assets under the standardized approach and Tier 1 capital as a percentage of total on- and off-balance sheet leverage exposure under more risk-sensitive advanced approaches.

The following table provides a summary of the regulatory capital requirements in effect, along with the actual components and ratios for the Company and its bank subsidiaries:

At December 31 (Dollars in Millions)	U.S. Bancorp 2025	U.S. Bancorp 2024	U.S. Bank National Association 2025	U.S. Bank National Association 2024
Basel III Standardized Approach:				
Common equity tier 1 capital	$ 51,665	$ 47,877	$ 61,376	$ 59,866
Tier 1 capital	58,917	55,129	61,820	60,311
Total risk-based capital	68,087	64,375	71,277	69,947
Risk-weighted assets	480,382	450,498	471,419	443,426
Common equity tier 1 capital as a percent of risk-weighted assets	10.8 %	10.6 %	13.0 %	13.5 %
Tier 1 capital as a percent of risk-weighted assets	12.3	12.2	13.1	13.6
Total risk-based capital as a percent of risk-weighted assets	14.2	14.3	15.1	15.8
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.7	8.3	9.4	9.3
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	7.1	6.8	7.6	7.6

December 31, 2025	U.S. Bancorp Minimum[(a)]	U.S. Bancorp Well-Capitalized[(b)]	U.S. Bank National Association Minimum[(a)]	U.S. Bank National Association Well-Capitalized[(b)]
Bank Regulatory Capital Requirements				
Common equity tier 1 capital as a percent of risk-weighted assets	7.1 %		7.0 %	6.5 %
Tier 1 capital as a percent of risk-weighted assets	8.6	6.0	8.5	8.0
Total risk-based capital as a percent of risk-weighted assets	10.6	10.0	10.5	10.0
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.0		4.0	5.0
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)[(b)]	3.0		3.0	

(a) Banks and financial services holding companies must maintain minimum regulatory capital ratio requirements and meet their applicable capital buffer requirements to avoid limitations on capital distributions and certain discretionary compensation payments. As of December 31, 2025, U.S. Bancorp's minimum requirements included a stress capital buffer requirement of 2.6 percent, compared to 3.1 percent at December 31, 2024. U.S. Bank National Association was subject to a capital conservation buffer requirement of 2.5 percent at both December 31, 2025 and 2024.

(b) U.S. Bancorp is subject to the Federal Reserve's well-capitalized requirements at the tier 1 capital and total risk-based capital thresholds, while U.S. Bank National Association is subject to the Office of the Comptroller of the Currency's ("OCC") well-capitalized requirements for common equity tier 1 capital, tier 1 capital, total risk-based capital, and tier 1 leverage ratios.

Noncontrolling interests principally represent third-party investors' interests in consolidated entities, including preferred stock of consolidated subsidiaries. During 2006, the Company's banking subsidiary formed USB Realty Corp., a real estate investment trust, for the purpose of issuing 5,000 shares of Fixed-to-Floating Rate Exchangeable Non-cumulative Perpetual Series A Preferred Stock with a liquidation preference of $100,000 per share ("Series A Preferred Securities") to third-party investors. Dividends on the Series A Preferred Securities, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 1.147 percent above three-month CME Term SOFR plus a credit spread adjustment of 0.26161 percent. If USB Realty Corp. has not declared a dividend on the Series A Preferred Securities before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall cease to accrue and be payable, and USB Realty Corp. will have no obligation to pay dividends accrued for such dividend period, whether or not dividends on the Series A Preferred Securities are declared for any future dividend period.

The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012. Any redemption will be subject to the approval of the OCC. During 2016, the Company purchased 500 shares of the Series A Preferred Securities held by third-party investors. As of December 31, 2025, 4,500 shares of the Series A Preferred Securities remain outstanding.

NOTE 15 Earnings Per Share

The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2025	2024	2023
Net income attributable to U.S. Bancorp	$ 7,570	$ 6,299	$ 5,429
Preferred dividends	(329)	(352)	(350)
Earnings allocated to participating stock awards	(47)	(38)	(28)
Net income applicable to U.S. Bancorp common shareholders	$ 7,194	$ 5,909	$ 5,051
Average common shares outstanding	1,557	1,560	1,543
Net effect of the exercise and assumed purchase of stock awards	1	1	—
Average diluted common shares outstanding	1,558	1,561	1,543
Earnings per common share	$ 4.62	$ 3.79	$ 3.27
Diluted earnings per common share	$ 4.62	$ 3.79	$ 3.27

Options outstanding at December 31, 2025, 2024 and 2023, to purchase 1 million, 1 million and 3 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2025, 2024 and 2023, because they were antidilutive.

NOTE 16 Employee Benefits

Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of each employee's eligible annual compensation. The Company's matching contribution vests immediately and is invested in the same manner as each employee's future contribution elections. Total expense for the Company's matching contributions was $249 million, $262 million and $254 million in 2025, 2024 and 2023, respectively.

Pension and Postretirement Welfare Plans The Company has tax qualified noncontributory defined benefit pension plans, nonqualified pension plans and a postretirement welfare plan.

Pension Plans The funded tax qualified noncontributory defined benefit pension plans provide benefits to substantially all the Company's employees. Participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and/or years of service, as defined by the plan documents. Participants also receive an annual interest credit. Generally, employees become vested upon completing three years of vesting service. The Company did not contribute to its qualified pension plans in 2025 and 2024 and does not expect to contribute to the plans in 2026.

The Company also maintains two non-qualified plans that are unfunded and provide benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. In 2026, the Company expects to contribute approximately $55 million to its non-qualified pension plans, which equals the 2026 expected benefit payments.

Postretirement Welfare Plan In addition to providing pension benefits, the Company has a funded postretirement welfare plan available to certain eligible participants based on their hire or retirement date. The plan is closed to new participants. In 2026, the Company does not expect to contribute to its postretirement welfare plan.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the pension plans:

(Dollars in Millions)	2025	2024
Change In Projected Benefit Obligation[(a)]		
Benefit obligation at beginning of measurement period	$ 7,069	$ 7,278
Service cost	213	219
Interest cost	409	376
Plan amendments	(261)	—
Actuarial (gain) loss	413	(443)
Lump sum settlements	(125)	(118)
Benefit payments	(258)	(243)
Benefit obligation at end of measurement period[(b)]	$ 7,460	$ 7,069
Change In Fair Value Of Plan Assets		
Fair value at beginning of measurement period	$ 7,834	$ 7,779
Actual return on plan assets	945	381
Employer contributions	39	35
Lump sum settlements	(125)	(118)
Benefit payments	(258)	(243)
Fair value at end of measurement period	$ 8,435	$ 7,834
Funded Status	$ 975	$ 765
Components Of The Consolidated Balance Sheet		
Noncurrent benefit asset	$ 1,575	$ 1,329
Current benefit liability	(53)	(48)
Noncurrent benefit liability	(547)	(516)
Recognized amount	$ 975	$ 765
Accumulated Other Comprehensive Income (Loss), Pretax		
Net actuarial loss	$ (1,407)	$ (1,359)
Net prior service credit	286	30
Recognized amount	$ (1,121)	$ (1,329)

Note: At December 31, 2025 and 2024, the postretirement welfare plan projected benefit obligation was $35 million and $41 million, respectively. At both December 31, 2025 and 2024, the fair value of plan assets was $47 million and the amount recognized in accumulated other comprehensive income (loss), pretax was $51 million.

(a) The increase in the projected benefit obligation for 2025 was primarily due to a lower discount rate, partially offset by the impact of plan amendments effective at the end of the year to align the benefit crediting formula of a subset of employees with that of all other employees. The decrease in the projected benefit obligation for 2024 was primarily due to a higher discount rate.

(b) At December 31, 2025 and 2024, the accumulated benefit obligation for all pension plans was $7.2 billion and $6.6 billion, respectively.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2025	2024
Plans with Projected Benefit Obligations in Excess of Plan Assets		
Projected benefit obligation	$ 600	$ 564
Fair value of plan assets	—	—
Plans with Accumulated Benefit Obligations in Excess of Plan Assets		
Accumulated benefit obligation	$ 568	$ 525
Fair value of plan assets	—	—

The following table sets forth the components of net periodic pension cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the pension plans:

(Dollars in Millions)	2025	2024	2023
Components Of Net Periodic Pension Cost			
Service cost	$ 213	$ 219	$ 223
Interest cost	409	376	370
Expected return on plan assets	(586)	(585)	(546)
Prior service credit amortization	(4)	(4)	(1)
Actuarial loss amortization	5	9	5
Net periodic pension cost	$ 37	$ 15	$ 51
Other Changes In Plan Assets And Benefit Obligations Recognized In Other Comprehensive Income (Loss)			
Net actuarial (loss) gain arising during the year	$ (54)	$ 239	$ (286)
Net actuarial loss amortized during the year	5	9	5
Net prior service credit (cost) arising during the year	261	—	23
Net prior service credit amortized during the year	(4)	(4)	(1)
Total recognized in other comprehensive income (loss)	$ 208	$ 244	$ (259)
Total recognized in net periodic pension cost and other comprehensive income (loss)	$ 171	$ 229	$ (310)

Note: The net periodic benefit for the postretirement welfare plan was $6 million, $7 million and $10 million for the years end December 31, 2025, 2024 and 2023, respectively. The total of other amounts recognized as other comprehensive income (loss) netted to less than $1 million, $(1) million and $(10) million for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table sets forth weighted-average assumptions used to determine the pension plans projected benefit obligations at December 31:

	2025	2024
Discount rate	5.44 %	5.77 %
Cash balance interest crediting rate	3.58	3.71
Rate of compensation increase[(a)]	4.00	3.52

(a) Determined on an active liability-weighted basis.

The following table sets forth weighted-average assumptions used to determine net periodic pension cost for the years ended December 31:

	2025	2024	2023
Discount rate	5.77 %	5.12 %	5.55 %
Cash balance interest crediting rate	3.71	3.04	3.36
Expected return on plan assets[(a)]	7.00	7.00	6.75
Rate of compensation increase[(b)]	3.52	3.72	4.13

(a) With the help of an independent pension consultant, the Company considers several sources when developing its expected long-term rates of return on plan assets assumptions, including, but not limited to, past returns and estimates of future returns given the plans' asset allocation, economic conditions, and peer group long-term rate of return information. The Company determines its expected long-term rates of return reflecting current economic conditions and plan assets.
(b) Determined on an active liability-weighted basis.

Investment Policies and Asset Allocation In establishing its investment policies and asset allocation strategies, the Company considers expected returns and the volatility associated with different strategies. An independent consultant performs modeling that projects numerous outcomes using a broad range of possible scenarios, including a mix of possible rates of inflation and economic growth. Starting with current economic information, the model bases its projections on past relationships between inflation, fixed income rates and equity returns when these types of economic conditions have existed over the previous 30 years, both in the United States and in foreign countries. Estimated future returns and other actuarially determined adjustments are also considered in calculating the estimated return on assets.

Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. In an effort to minimize volatility, while recognizing the long-term up-side potential of investing in equities, the Company's Compensation and Human Resources Committee has determined that a target asset allocation of 35 percent long duration bonds, 30 percent global equities, 10 percent real assets, 10 percent private equity funds, 5 percent domestic mid-small cap equities, 5 percent emerging markets equities, and 5 percent hedge funds is appropriate.

At December 31, 2025 and 2024, plan assets included an asset management arrangement with a related party totaling approximately $105 million and $63 million, respectively.

The assets of the qualified pension plans primarily include funds that do not have readily determinable fair values. These funds are valued based on net asset values provided by the fund trustee or administrator. Plan assets also include cash and cash equivalents and U.S. Treasury securities with readily determinable fair values. The fair values of U.S. Treasury securities are determined based on quoted prices in active markets. The Company classified these assets within Level 1 of the fair value hierarchy. Refer to Note 21 for further discussion of the fair value hierarchy, including the levels within the fair value hierarchy.

The following table summarizes the pension plans investment assets at December 31:

(Dollars in Millions)	2025	2024
Cash and cash equivalents	$ 105	$ 63
U.S Treasury securities	951	—
Investment assets not classified in fair value hierarchy[(a)]		
Collective investment funds		
Domestic equity securities	1,827	1,788
Mid-small cap equity securities	536	474
International equity securities	1,127	968
Real estate securities	178	171
Fixed income	1,183	1,958
Real estate funds[(b)]	770	733
Hedge funds[(c)]	468	354
Private equity funds[(d)]	1,290	1,325
Total plan investment assets at fair value	$ 8,435	$ 7,834

(a) These investment assets are valued based on net asset values as a practical expedient and as a result, are not classified in the fair value hierarchy.
(b) This category consists of several investment strategies diversified across several real estate fund managers.
(c) This category consists of several investment strategies diversified across several hedge fund managers.
(d) This category consists of several investment strategies diversified across several private equity fund managers.

The following benefit payments are expected to be paid from the pension plans for the years ended December 31:

(Dollars in Millions)	
2026	$ 420
2027	426
2028	450
2029	486
2030	494
2031-2035	2,719

NOTE 17 Stock-Based Compensation

As part of its employee and director compensation programs, the Company currently may grant certain stock awards under the provisions of its stock incentive plan. The plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. In addition, the plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company's common stock, options to buy the Company's common stock, or long term cash incentives, based on the conversion terms of the various merger agreements. At December 31, 2025, there were 41 million shares (subject to adjustment for forfeitures) available for grant under the Company's stock incentive plan.

Restricted Stock and Unit Awards

A summary of the status of the Company's restricted shares of stock and unit awards is presented below:

	2025		2024		2023	
Year Ended December 31	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at beginning of period	9,241,387	$ 44.45	8,316,571	$ 48.42	6,880,826	$ 52.59
Granted	5,815,879	46.25	6,107,976	42.12	5,565,634	45.87
Vested	(5,272,319)	47.05	(4,680,480)	48.52	(3,872,874)	52.05
Cancelled	(507,322)	44.48	(502,680)	44.06	(257,015)	50.00
Outstanding at end of period	9,277,625	$ 44.10	9,241,387	$ 44.45	8,316,571	$ 48.42

The total fair value of shares vested was $252 million, $208 million and $180 million for the years ended December 31, 2025, 2024 and 2023, respectively. Stock-based compensation expense was $235 million, $232 million and $224 million for the years ended December 31, 2025, 2024 and 2023, respectively. On an after-tax basis, stock-based compensation was $177 million, $173 million and $167 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, there was $177 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 1.8 years as compensation expense.

Stock Option Awards

The number of outstanding stock options was less than 1 million as of December 31, 2025, compared with approximately 2 million at December 31, 2024. The weighted-average exercise price and remaining contractual maturity of the outstanding stock options as of December 31, 2025 were $53.29 and 1.0 years, respectively.

NOTE 18 Income Taxes

The components of income before income taxes and income tax expense (benefit) were as follows:

Year Ended December 31 (Dollars in Millions)	2025	2024	2023
Income before income taxes			
U.S.	$ 9,330	$ 7,786	$ 6,738
Foreign	187	123	127
Total	$ 9,517	$ 7,909	$ 6,865
Income tax expense (benefit)			
Current tax expense (benefit)			
U.S. Federal	$ 1,183	$ 1,252	$ 1,418
U.S. State and local	394	279	482
Foreign	36	20	16
Total current tax expense (benefit)	1,613	1,551	1,916
Deferred tax expense (benefit)			
U.S. Federal	209	(5)	(342)
U.S. State and local	99	35	(183)
Foreign	—	(1)	16
Total deferred tax expense (benefit)	308	29	(509)
Total income tax expense (benefit)			
U.S. Federal	1,392	1,247	1,076
U.S. State and local	493	314	299
Foreign	36	19	32
Total income tax expense (benefit)	$ 1,921	$ 1,580	$ 1,407

A reconciliation of expected income tax expense at the U.S. federal statutory rate of 21 percent to the Company's applicable income tax expense follows:

	2025		2024		2023	
Year Ended December 31 (Dollars in Millions)	Amount	Percent	Amount	Percent	Amount	Percent
Tax at U.S. Federal statutory tax rate	$ 1,999	21.0 %	$ 1,661	21.0 %	$ 1,442	21.0 %
State income and local taxes, net of U.S. federal tax benefit[(a)]	446	4.7	320	4.0	266	3.9
Foreign tax effects	2	—	—	—	4	.1
Effect of cross-border tax laws	11	.1	6	.1	(3)	—
Tax credits						
Renewable energy	(378)	(4.0)	(230)	(2.9)	(119)	(1.7)
Other	(139)	(1.5)	(119)	(1.5)	(106)	(1.5)
Changes in valuation allowances	33	.3	—	—	—	—
Nontaxable or nondeductible items						
Tax-exempt income	(151)	(1.6)	(144)	(1.8)	(142)	(2.1)
Nondeductible legal and regulatory expenses	46	.5	57	.7	76	1.1
Other	32	.3	35	.4	34	.5
Changes in unrecognized tax benefits	21	.2	(65)	(.8)	(52)	(.8)
Other adjustments	(1)	—	59	.7	7	.1
Applicable income taxes	$ 1,921	20.2 %	$ 1,580	20.0 %	$ 1,407	20.5 %

(a) The majority of this category (greater than 50 percent) consists of California state taxes, California and Minnesota state taxes and California, Minnesota and New York state taxes for 2025, 2024 and 2023, respectively.

The components of cash paid for income taxes were:

Year Ended December 31 (Dollars in Millions)	2025	2024	2023
U.S. Federal	$ 338	$ 355	$ 517
U.S. State and Local			
California	120	85	44
New York	*	28	*
Other	50	15	64
Total U.S. State and local	170	128	108
Foreign	36	16	20
Total cash paid for income taxes	$ 544	$ 499	$ 645

** The amount of cash paid for income taxes was less than 5 percent of total cash paid for income taxes for all jurisdictions during the period.*

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges, foreign currency translation adjustments, and pension and post-retirement plans are recorded directly to shareholders' equity as part of other comprehensive income (loss).

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by U.S. federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. U.S. federal tax examinations for all years ending through December 31, 2020 are completed and resolved. The Company's tax returns for the years ended December 31, 2021 through December 31, 2022 are under examination by the Internal Revenue Service. The years open to examination by foreign, state and local government authorities vary by jurisdiction.

A reconciliation of the changes in the U.S. federal, state and foreign uncertain tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2025	2024	2023
Balance at beginning of period	$ 256	$ 350	$ 513
Additions for tax positions taken in prior years	8	32	141
Additions for tax positions taken in the current year	7	6	3
Exam resolutions	(3)	(131)	(302)
Statute expirations	(1)	(1)	(5)
Balance at end of period	$ 267	$ 256	$ 350

The total amount of uncertain tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2025, 2024 and 2023, were $215 million, $206 million and $276 million, respectively. The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense. At December 31, 2025, the Company's uncertain tax position balance included $39 million of accrued interest and penalties. During the years ended December 31, 2025, 2024 and 2023 the Company recorded approximately $12 million, $(13) million and $(11) million, respectively, in interest and penalties on uncertain tax positions.

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company's net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	2025	2024
Deferred Tax Assets		
U.S. federal, state and foreign net operating loss, credit carryforwards and other carryforwards	$ 2,521	$ 2,772
Securities available-for-sale and financial instruments	2,168	3,129
Allowance for credit losses	2,068	2,086
Accrued expenses	638	767
Loans	622	869
Obligation for operating leases	349	341
Partnerships and other investment assets	321	264
Stock compensation	84	89
Fixed assets	38	—
Other deferred tax assets, net	331	383
Gross deferred tax assets	9,140	10,700
Deferred Tax Liabilities		
Goodwill and other intangible assets	(1,272)	(1,362)
Leasing activities	(1,087)	(1,273)
Mortgage servicing rights	(760)	(789)
Right of use operating leases	(311)	(297)
Pension and postretirement benefits	(241)	(184)
Fixed assets	—	(28)
Other deferred tax liabilities, net	(48)	(125)
Gross deferred tax liabilities	(3,719)	(4,058)
Valuation allowance	(432)	(389)
Net Deferred Tax Asset	$ 4,989	$ 6,253

The Company has approximately $142 million of deferred tax assets related to U.S. federal, state and foreign net operating loss carryforwards which expire at various times beginning in 2026. A substantial portion of these carryforwards relate to state-only net operating losses, for which the related deferred tax asset is subject to a full valuation allowance as the carryforwards are not expected to be realized within the carryforward period.

In addition, the Company has $1.3 billion of U.S. federal and state credit carryforwards which expire at various times through 2045. Certain of these carryforwards are subject to a valuation allowance as management believes that it is more likely than not that the credits will not be utilized within the carryforward period.

Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

At December 31, 2025, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred U.S. federal income tax liability has been recognized. These base year reserves would be recaptured if certain subsidiaries of the Company cease to qualify as a bank for U.S. federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

NOTE 19 Derivative Instruments

In the ordinary course of business, the Company enters into derivative transactions to manage various risks and to accommodate the business requirements of its customers. The Company recognizes all derivatives on the Consolidated Balance Sheet at fair value in other assets or in other liabilities. On the date the Company enters into a derivative contract, the derivative is designated as either a fair value hedge, cash flow hedge, net investment hedge, or a designation is not made as it is a customer-related transaction, an economic hedge for asset/liability risk management purposes or another stand-alone derivative created through the Company's operations ("free-standing derivative"). When a derivative is designated as a fair value, cash flow or net investment hedge, the Company performs an assessment, at inception and, at a minimum, quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the value or cash flows of the hedged item(s).

Fair Value Hedges These derivatives are interest rate swaps the Company uses to hedge the change in fair value related to interest rate changes of its underlying available-for-sale investment securities and fixed-rate debt. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings.

Cash Flow Hedges These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate loans and debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2025, the Company had $69 million (net-of-tax) of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $553 million (net-of-tax) of realized and unrealized losses at December 31, 2024. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $76 million (net-of-tax). All cash flow hedges were highly effective for the year ended December 31, 2025.

Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies, and non-derivative debt instruments, to hedge the volatility of its net investment in foreign operations driven by fluctuations in foreign currency exchange rates. The carrying amount of non-derivative debt instruments designated as net investment hedges was $1.7 billion and $1.3 billion at December 31, 2025 and December 31, 2024, respectively.

Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell TBAs and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to MLHFS and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, swaptions, forward commitments to buy TBAs, U.S. Treasury and SOFR futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company's MSRs. The Company enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. The Company also enters into interest rate swaps as economic hedges of fair value option elected deposits and long-term debt. In addition, the Company acts as a seller and buyer of interest rate, foreign exchange and commodity contracts for its customers. The Company mitigates the market, funding and liquidity risk associated with these customer derivatives by entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure to earnings from these customer-related positions. The Company's customer derivatives and related hedges are monitored and reviewed by the Company's Market Risk Committee, which establishes policies for market risk management, including exposure limits for each portfolio. The Company also has derivative contracts that are created through its operations, including certain unfunded mortgage loan commitments and swap agreements related to the sale of a portion of its Class B common and preferred shares of Visa Inc. Refer to Note 21 for further information on these swap agreements. The Company uses credit derivatives to economically hedge the credit risk on its derivative positions and loan portfolios.

The following table summarizes the asset and liability management derivative positions of the Company at December 31:

	2025			2024		
		Fair Value			Fair Value	
(Dollars in Millions)	Notional Value	Assets	Liabilities	Notional Value	Assets	Liabilities
Fair value hedges						
Interest rate contracts						
Receive fixed/pay floating swaps	$ 7,950	$ —	$ —	$ 10,600	$ —	$ —
Pay fixed/receive floating swaps	25,154	—	—	29,739	—	—
Cash flow hedges						
Interest rate contracts						
Receive fixed/pay floating swaps	25,350	—	—	28,550	—	—
Pay fixed/receive floating swaps	1,000	—	—	—	—	—
Net investment hedges						
Foreign exchange forward contracts	759	—	2	870	7	—
Other economic hedges						
Interest rate contracts						
Futures and forwards						
Buy	3,235	10	1	5,436	8	30
Sell	3,583	1	10	2,711	10	1
Options						
Purchased	8,930	131	—	7,810	186	—
Written	2,553	13	58	1,991	8	47
Receive fixed/pay floating swaps	5,318	14	30	9,977	45	23
Pay fixed/receive floating swaps	2,479	—	—	2,371	—	—
Foreign exchange forward contracts	940	3	3	702	4	4
Equity contracts	334	2	1	293	—	9
Credit contracts	2,265	—	18	3,558	—	29
Other[(a)]	1,085	6	99	1,084	7	78
Total	$ 90,935	$ 180	$ 222	$ 105,692	$ 275	$ 221

(a) Includes derivative liability swap agreements related to the sale of a portion of the Company's Class B common and preferred shares of Visa Inc. The Visa swap agreements had a total notional value and fair value of $995 million and $99 million at December 31, 2025, respectively, compared to $1.0 billion and $78 million at December 31, 2024, respectively.

The following table summarizes the customer-related derivative positions of the Company at December 31:

	2025			2024		
		Fair Value			Fair Value	
(Dollars in Millions)	Notional Value	Assets	Liabilities	Notional Value	Assets	Liabilities
Interest rate contracts						
Receive fixed/pay floating swaps	$ 459,357	$ 1,326	$ 2,134	$ 413,841	$ 462	$ 4,485
Pay fixed/receive floating swaps	386,099	1,142	449	363,837	2,342	153
Other[(a)]	66,014	19	33	72,503	17	34
Options						
Purchased	148,778	222	8	96,238	414	2
Written	106,749	24	291	90,572	12	574
Futures						
Buy	3,974	—	—	—	—	—
Sell	527	—	—	—	—	—
Foreign exchange rate contracts						
Forwards, spots and swaps	137,555	2,688	2,575	113,718	2,441	2,232
Options						
Purchased	1,101	20	2	497	14	—
Written	1,101	4	19	497	—	14
Commodity contracts						
Swaps	18,068	810	705	8,224	199	180
Options						
Purchased	4,545	278	2	3,921	233	2
Written	4,539	1	278	3,921	3	233
Futures						
Buy	—	—	—	1	—	—
Sell	631	138	71	166	25	27
Credit contracts	14,683	—	3	13,670	—	3
Total	$1,353,721	$ 6,672	$ 6,570	$1,181,606	$ 6,162	$ 7,939

(a) Primarily represents floating rate interest rate swaps that pay based on differentials between specified interest rate indexes.

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax) for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings		
(Dollars in Millions)	2025	2024	2023	2025	2024	2023
Asset and Liability Management Positions						
Cash flow hedges						
Interest rate contracts	$ 296	$ (503)	$ (187)	$ (188)	$ (192)	$ (59)
Net investment hedges						
Foreign exchange forward contracts	(33)	121	(11)	—	—	—
Non-derivative debt instruments	(195)	85	(33)	—	—	—

Note: The Company does not exclude components from effectiveness testing for cash flow and net investment hedges.

The table below shows the effect of fair value and cash flow hedge accounting on the Consolidated Statement of Income for the years ended December 31:

	Interest Income			Interest Expense		
(Dollars in Millions)	2025	2024	2023	2025	2024	2023
Total amount of income and expense line items presented in the Consolidated Statement of Income in which the effects of fair value or cash flow hedges are recorded	$ 30,970	$ 31,666	$ 30,007	$ 14,321	$ 15,377	$ 12,611
Asset and Liability Management Positions						
Fair value hedges						
Interest rate contract derivatives	(521)	508	(430)	(105)	95	(458)
Hedged items	522	(508)	427	92	(98)	461
Cash flow hedges						
Interest rate contract derivatives	(230)	(230)	(52)	21	28	28

Note: The Company does not exclude components from effectiveness testing for fair value and cash flow hedges. The Company reclassified losses of $21 million, $28 million and $28 million into earnings during the years ended December 31, 2025, 2024 and 2023, respectively, as a result of realized cash flows on discontinued cash flow hedges. No amounts were reclassified into earnings on discontinued cash flow hedges because it is probable the original hedged forecasted cash flows will not occur.

The table below shows cumulative hedging adjustments and the carrying amount of assets and liabilities currently designated in fair value hedges at December 31:

	Carrying Amount of the Hedged Assets and Liabilities		Cumulative Hedging Adjustment	
(Dollars in Millions)	2025	2024	2025	2024
Line Item in the Consolidated Balance Sheet				
Available-for-sale investment securities[(a)]	$25,062	$29,005	$ 75	$ (464)
Long-term debt	8,091	10,632	153	39

Note: The table above excludes the cumulative hedging adjustment related to discontinued hedging relationships on available-for-sale investment securities and long-term debt of $57 million and $(33) million, respectively, at December 31, 2025, compared with $(72) million and $(149) million at December 31, 2024, respectively. The carrying amount of available-for-sale investment securities and long-term debt related to discontinued hedging relationships was $11.8 billion and $16.6 billion, respectively, at December 31, 2025, compared with $6.8 billion and $14.9 billion at December 31, 2024, respectively.

(a) Includes amounts related to available-for-sale investment securities currently designated as the hedged item in a fair value hedge using the portfolio layer method. At December 31, 2025, the amortized cost of the closed portfolios used in these hedging relationships was $20.7 billion, of which $9.2 billion was designated as hedged. At December 31, 2025, the cumulative amount of basis adjustments associated with these hedging relationships was $175 million. At December 31, 2024, the amortized cost of the closed portfolios used in these hedging relationships was $17.5 billion, of which $11.6 billion was designated as hedged. At December 31, 2024, the cumulative amount of basis adjustments associated with these hedging relationships was $13 million.

The table below shows the gains (losses) recognized in earnings for other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2025	2024	2023
Asset and Liability Management Positions				
Other economic hedges				
Interest rate contracts				
Futures and forwards	Mortgage banking revenue	$ 68	$ 5	$ 71
Purchased and written options	Mortgage banking revenue	156	195	89
Swaps	Mortgage banking revenue/Interest expense	37	(201)	(19)
Foreign exchange forward contracts	Other noninterest income	(6)	23	(7)
Equity contracts	Compensation expense	33	(4)	(8)
Credit contracts	Other noninterest income	4	(21)	—
Other	Other noninterest income	(114)	(147)	1
Customer-Related Positions				
Interest rate contracts				
Swaps	Capital markets revenue	201	280	185
Purchased and written options	Capital markets revenue	9	(58)	45
Futures	Capital markets revenue	3	—	(1)
Foreign exchange rate contracts				
Forwards, spots and swaps	Capital markets revenue	238	215	195
Purchased and written options	Capital markets revenue	2	—	1
Commodity contracts				
Swaps	Capital markets revenue	(74)	16	6
Purchased and written options	Capital markets revenue	15	6	—
Futures	Capital markets revenue	108	—	—
Credit contracts	Capital markets revenue	(12)	(3)	1

Derivatives are subject to credit risk associated with counterparties to the derivative contracts. The Company measures that credit risk using a credit valuation adjustment and includes it within the fair value of the derivative. The Company manages counterparty credit risk through diversification of its derivative positions among various counterparties, by entering into derivative positions that are centrally cleared through clearinghouses, by entering into master netting arrangements and, where possible, by requiring collateral arrangements. A master netting arrangement allows two counterparties, who have multiple derivative contracts with each other, the ability to net settle amounts under all contracts, including any related collateral, through a single payment and in a single currency. Collateral arrangements generally require the counterparty to deliver collateral (typically cash or U.S. Treasury and agency securities) equal to the Company's net derivative receivable, subject to minimum transfer and credit rating requirements.

The Company's collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company's net liability derivative positions. Required collateral coverage is based on net liability thresholds and may be contingent upon the Company's credit rating from two of the nationally recognized statistical rating organizations. If the Company's credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate additional collateral coverage up to and including full collateral coverage for derivatives in a net liability position. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2025, was $1.7 billion. At December 31, 2025, the Company had $1.5 billion of cash posted as collateral against this net liability position.

NOTE 20 Netting Arrangements for Certain Financial Instruments and Securities Financing Activities

The Company's derivative portfolio consists of bilateral over-the-counter trades, certain interest rate derivatives and credit contracts required to be centrally cleared through clearinghouses per current regulations, and exchange-traded positions which may include U.S. Treasury and SOFR futures or options on U.S. Treasury futures. Of the Company's $1.4 trillion total notional amount of derivative positions at December 31, 2025, $649.4 billion related to bilateral over-the-counter trades, $725.5 billion related to those centrally cleared through clearinghouses and $69.8 billion related to those that were exchange-traded. The Company's derivative contracts typically include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives under collateral support arrangements, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. In general, securities used as collateral can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 19 for further discussion of the Company's derivatives, including collateral arrangements.

As part of the Company's treasury and broker-dealer operations, the Company executes transactions that are treated as securities sold under agreements to repurchase or securities purchased under agreements to resell, both of which are accounted for as collateralized financings. Securities sold under agreements to repurchase include repurchase agreements and securities loaned transactions. Securities purchased under agreements to resell include reverse repurchase agreements and securities borrowed transactions. For securities sold under agreements to repurchase, the Company records a liability for the cash received, which is included in short-term borrowings on the Consolidated Balance Sheet. For securities purchased under agreements to resell, the Company records a receivable for the cash paid, which is included in other assets on the Consolidated Balance Sheet.

Securities transferred to counterparties under repurchase agreements and securities loaned transactions continue to be recognized on the Consolidated Balance Sheet, are measured at fair value, and are included in investment securities or other assets. Securities received from counterparties under reverse repurchase agreements and securities borrowed transactions are not recognized on the Consolidated Balance Sheet unless the counterparty defaults. The securities transferred under repurchase and reverse repurchase transactions typically are U.S. Treasury and agency securities, residential agency mortgage-backed securities, corporate debt securities or asset-backed securities. The securities loaned or borrowed typically are corporate debt securities traded by the Company's primary broker-dealer subsidiary. In general, the securities transferred can be sold, repledged or otherwise used by the party in possession. At December 31, 2025 and December 31, 2024, the fair value of collateral received where the Company has the contractual right to sell or repledge was $62.6 billion and $7.8 billion, respectively, of which $56.6 billion and $7.6 billion had been sold or repledged. No restrictions exist on the use of cash collateral by either party. Repurchase/reverse repurchase and securities loaned/borrowed transactions expose the Company to counterparty risk. The Company manages this risk by performing assessments, independent of business line managers, and establishing concentration limits on each counterparty. Additionally, these transactions include collateral arrangements that require the fair values of the underlying securities to be determined daily, resulting in cash being obtained from or refunded to counterparties to maintain specified collateral levels.

The following table summarizes the maturities by category of collateral pledged for repurchase agreements and securities loaned transactions:

(Dollars in Millions)	Overnight and Continuous	Less Than 30 Days	30-89 Days	Greater Than 90 Days	Total
December 31, 2025					
Repurchase agreements					
U.S. Treasury and agencies	$ 54,117	$ —	$ —	$ —	$ 54,117
Residential agency mortgage-backed securities	293	—	—	—	293
Corporate debt securities	3,015	100	—	—	3,115
Asset-backed securities	419	—	—	—	419
Total repurchase agreements	57,844	100	—	—	57,944
Securities loaned					
Corporate debt securities	84	—	—	—	84
Total securities loaned	84	—	—	—	84
Gross amount of recognized liabilities	$ 57,928	$ 100	$ —	$ —	$ 58,028
December 31, 2024					
Repurchase agreements					
U.S. Treasury and agencies	$ 5,918	$ —	$ —	$ —	$ 5,918
Residential agency mortgage-backed securities	319	—	—	—	319
Corporate debt securities	1,116	—	—	—	1,116
Asset-backed securities	270	22	—	—	292
Total repurchase agreements	7,623	22	—	—	7,645
Securities loaned					
Corporate debt securities	90	—	—	—	90
Total securities loaned	90	—	—	—	90
Gross amount of recognized liabilities	$ 7,713	$ 22	$ —	$ —	$ 7,735

The Company executes its derivative, repurchase/reverse repurchase and securities loaned/borrowed transactions under the respective industry standard agreements. These agreements include master netting arrangements that allow for multiple contracts executed with the same counterparty to be viewed as a single arrangement. This allows for net settlement of a single amount on a daily basis. In the event of default, the master netting arrangement provides for close-out netting, which allows all of these positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The Company has elected to offset the assets and liabilities under netting arrangements for the balance sheet presentation of the majority of its derivative counterparties. The netting occurs at the counterparty level, and includes all assets and liabilities related to the derivative contracts, including those associated with cash collateral received or delivered. The Company has also elected to offset the assets and liabilities under netting arrangements for the balance sheet presentation of repurchase/reverse repurchase transactions with certain counterparties, but has not made the election for securities loaned/borrowed transactions.

The following tables provide information on the Company's netting adjustments, and items not offset on the Consolidated Balance Sheet but available for offset in the event of default:

(Dollars in Millions)	Gross Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet[(a)]	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
				Financial Instruments[(b)]	Collateral Received[(c)]	
December 31, 2025						
Derivative assets[(d)]	$ 6,832	$ (3,151)	$ 3,681	$ (116)	$ (23)	$ 3,542
Reverse repurchase agreements	61,078	(48,708)	12,370	(454)	(11,888)	28
Securities borrowed	1,844	—	1,844	—	(1,769)	75
Total	$ 69,754	$ (51,859)	$ 17,895	$ (570)	$ (13,680)	$ 3,645
December 31, 2024						
Derivative assets[(d)]	$ 6,422	$ (2,979)	$ 3,443	$ (177)	$ (5)	$ 3,261
Reverse repurchase agreements	6,383	—	6,383	(851)	(5,508)	24
Securities borrowed	1,516	—	1,516	—	(1,453)	63
Total	$ 14,321	$ (2,979)	$ 11,342	$ (1,028)	$ (6,966)	$ 3,348

(a) Includes $1.2 billion and $1.9 billion of cash collateral related payables that were netted against derivative assets at December 31, 2025 and 2024, respectively.
(b) For derivative assets this includes any derivative liability fair values that could be offset in the event of counterparty default; for reverse repurchase agreements this includes any repurchase agreement payables that could be offset in the event of counterparty default; for securities borrowed this includes any securities loaned payables that could be offset in the event of counterparty default.
(c) Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the Consolidated Balance Sheet unless the counterparty defaults.
(d) Excludes $20 million and $15 million at December 31, 2025 and 2024, respectively, of derivative assets not subject to netting arrangements.

(Dollars in Millions)	Gross Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheet[(a)]	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
				Financial Instruments[(b)]	Collateral Pledged[(c)]	
December 31, 2025						
Derivative liabilities[(d)]	$ 6,692	$ (3,392)	$ 3,300	$ (116)	$ —	$ 3,184
Repurchase agreements	57,944	(48,708)	9,236	(454)	(8,779)	3
Securities loaned	84	—	84	—	(82)	2
Total	$ 64,720	$ (52,100)	$ 12,620	$ (570)	$ (8,861)	$ 3,189
December 31, 2024						
Derivative liabilities[(d)]	$ 8,081	$ (2,949)	$ 5,132	$ (177)	$ —	$ 4,955
Repurchase agreements	7,645	—	7,645	(851)	(6,787)	7
Securities loaned	90	—	90	—	(88)	2
Total	$ 15,816	$ (2,949)	$ 12,867	$ (1,028)	$ (6,875)	$ 4,964

(a) Includes $1.5 billion and $1.9 billion of cash collateral related receivables that were netted against derivative liabilities at December 31, 2025 and 2024, respectively.
(b) For derivative liabilities this includes any derivative asset fair values that could be offset in the event of counterparty default; for repurchase agreements this includes any reverse repurchase agreement receivables that could be offset in the event of counterparty default; for securities loaned this includes any securities borrowed receivables that could be offset in the event of counterparty default.
(c) Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the Consolidated Balance Sheet unless the Company defaults.
(d) Excludes $100 million and $79 million at December 31, 2025 and 2024, respectively, of derivative liabilities not subject to netting arrangements.

NOTE 21 Fair Values of Assets and Liabilities

The Company uses fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Derivatives, trading and available-for-sale investment securities, MSRs, certain time deposits and structured long-term notes, and substantially all MLHFS are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets. Other financial instruments, such as held-to-maturity investment securities, loans, the majority of time deposits, short-term borrowings and long-term debt, are accounted for at amortized cost. See "Fair Value of Financial Instruments" in this Note for further information on the estimated fair value of these other financial instruments. In accordance with disclosure guidance, certain financial instruments, such as deposits with no defined or contractual maturity, receivables and payables due in one year or less, insurance contracts and equity investments not accounted for at fair value, are excluded from this Note.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

- Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury securities, as well as exchange-traded instruments.
- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are typically valued using third party pricing services; derivative contracts and other assets and liabilities, including securities, certain time deposits, and structured long-term notes, whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data; and MLHFS whose values are determined using quoted prices for similar assets or pricing models with inputs that are observable in the market or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes MSRs and certain derivative contracts.

Valuation Methodologies

The valuation methodologies used by the Company to measure financial assets and liabilities at fair value are described below. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the descriptions include information about the valuation models and key inputs to those models. During the years ended December 31, 2025, 2024 and 2023, there were no significant changes to the valuation techniques used by the Company to measure fair value.

Available-for-Sale Investment Securities When quoted market prices for identical securities are available in an active market, these prices are used to determine fair value and these securities are classified within Level 1 of the fair value hierarchy. Level 1 investment securities include U.S. Treasury and exchange-traded securities.

For other securities, quoted market prices may not be readily available for the specific securities. When possible, the Company determines fair value based on market observable information, including quoted market prices for similar securities, inactive transaction prices, and broker quotes. These securities are classified within Level 2 of the fair value hierarchy. Level 2 valuations are generally provided by a third-party pricing service. Level 2 investment securities are predominantly agency mortgage-backed securities, certain other asset-backed securities, obligations of state and political subdivisions and agency debt securities.

Mortgage Loans Held For Sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a net gain of $30 million and net losses of $15 million and $46 million for the years ended December 31, 2025, 2024 and 2023, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial.

Interest income for MLHFS is measured based on contractual interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

Time Deposits The Company elects the fair value option to account for certain time deposits that are hedged with derivatives that do not qualify for hedge accounting. Electing to measure these time deposits at fair value reduces certain timing differences and better matches changes in fair value of these deposits with changes in the value of the derivative instruments used to economically hedge them. The time deposits measured at fair value are valued using a discounted cash flow model that utilizes market observable inputs and are classified within Level 2. Included in interest expense on deposits was a net loss of $8 million and a net gain of $4 million for the years ended December 31, 2025 and 2024, respectively, from the changes in fair value of time deposits under fair value option accounting guidance.

Long-term Debt The Company elects the fair value option to account for certain structured notes that are hedged with derivatives that do not qualify for hedge accounting. Electing to measure these structured notes at fair value reduces certain timing differences and better matches changes in fair value of these notes with changes in the value of the derivative instruments used to economically hedge them. The structured notes measured at fair value are valued using a discounted cash flow model that utilizes market observable inputs and are classified within Level 2. The discount rate used in the discounted cash flow model incorporates the impact of the Company's credit spread, which is based on observable spreads in the secondary bond market. Changes in fair value attributable to instrument specific credit risk are recorded as debit valuation adjustments (“DVA”) in other comprehensive income (loss) with all other changes in fair value recorded in interest expense. Included in other comprehensive income (loss) and interest expense on long-term debt was a net DVA loss of $15 million and a gain of $1 million for the years ended December 31, 2025 and 2024, respectively, and net gains of $2 million and $17 million for the years ended December 31, 2025 and 2024, respectively, from the changes in fair value of structured notes under fair value option account guidance.

Mortgage Servicing Rights MSRs are valued using a discounted cash flow methodology, and are classified within Level 3. The Company determines fair value of the MSRs by projecting future cash flows for different interest rate scenarios using prepayment rates and other assumptions, and discounts these cash flows using a risk adjusted rate based on option adjusted spread levels. There is minimal observable market activity for MSRs on comparable portfolios and, therefore, the determination of fair value requires significant management judgment. Refer to Note 9 for further information on MSR valuation assumptions.

Derivatives The majority of derivatives held by the Company are executed over-the-counter or centrally cleared through clearinghouses and are valued using market standard cash flow valuation techniques. The models incorporate inputs, depending on the type of derivative, including interest rate curves, foreign exchange rates and volatility. All derivative values incorporate an assessment of the risk of counterparty nonperformance, measured based on the Company’s evaluation of credit risk including external assessments of credit risk. The Company monitors and manages its nonperformance risk by considering its ability to net derivative positions under master netting arrangements, as well as collateral received or provided under collateral arrangements. Accordingly, the Company has elected to measure the fair value of derivatives, at a counterparty level, on a net basis. The majority of the derivatives are classified within Level 2 of the fair value hierarchy, as the significant inputs to the models, including nonperformance risk, are observable. However, certain derivative transactions are with counterparties where risk of nonperformance cannot be observed in the market and, therefore, the credit valuation adjustments result in these derivatives being classified within Level 3 of the fair value hierarchy.

The Company also has other derivative contracts that are created through its operations, including commitments to purchase and originate mortgage loans and swap agreements executed in conjunction with the sale of a portion of its Class B common and preferred shares of Visa Inc. (the “Visa swaps”). The mortgage loan commitments are valued by pricing models that include market observable and unobservable inputs, which result in the commitments being classified within Level 3 of the fair value hierarchy. The unobservable inputs include assumptions about the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value. The Visa swaps require payments by either the Company or the purchaser of the Visa Inc. Class B common and preferred shares when there are changes in the conversion rate of the Visa Inc. Class B common and preferred shares to Visa Inc. Class A common and preferred shares, respectively, as well as quarterly payments to the purchaser based on specified terms of the agreements. Management reviews and updates the Visa swaps fair value in conjunction with its review of Visa Inc. related litigation contingencies, and the associated escrow funding. The expected litigation resolution impacts the Visa Inc. Class B common share to Visa Inc. Class A common share conversion rate, as well as the ultimate termination date for the Visa swaps. Accordingly, the Visa swaps are classified within Level 3. Refer to Note 22 for further information on the Visa Inc. restructuring and related card association litigation.

Significant Unobservable Inputs of Level 3 Assets and Liabilities

The following section provides information to facilitate an understanding of the uncertainty in the fair value measurements for the Company's Level 3 assets and liabilities recorded at fair value on the Consolidated Balance Sheet. This section includes a description of the significant inputs used by the Company and a description of any interrelationships between these inputs. The discussion below excludes nonrecurring fair value measurements of collateral value used for impairment measures for loans and OREO. These valuations utilize third party appraisal or broker price opinions, and are classified as Level 3 due to the significant judgment involved.

Mortgage Servicing Rights The significant unobservable inputs used in the fair value measurement of the Company's MSRs are expected prepayments and the option adjusted spread that is added to the risk-free rate to discount projected cash flows. Significant increases in either of these inputs in isolation would have resulted in a significantly lower fair value measurement. Significant decreases in either of these inputs in isolation would have resulted in a significantly higher fair value measurement. There is no direct interrelationship between prepayments and option adjusted spread. Prepayment rates generally move in the opposite direction of market interest rates. Option adjusted spread is generally impacted by changes in market return requirements.

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2025:

	Minimum	Maximum	Weighted-Average(a)
Expected prepayment	6 %	20 %	9 %
Option adjusted spread	5	11	6

(a) Determined based on the relative fair value of the related mortgage loans serviced.

Derivatives The Company has two distinct Level 3 derivative portfolios: (i) the Company's commitments to purchase and originate mortgage loans that meet the requirements of a derivative and (ii) the Company's asset/liability and customer-related derivatives that are Level 3 due to unobservable inputs related to measurement of risk of nonperformance by the counterparty. In addition, the Company's Visa swaps are classified within Level 3.

The significant unobservable inputs used in the fair value measurement of the Company's derivative commitments to purchase and originate mortgage loans are the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value. A significant increase in the rate of loans that close would have resulted in a larger derivative asset or liability. A significant increase in the inherent MSR value would have resulted in an increase in the derivative asset or a reduction in the derivative liability. Expected loan close rates and the inherent MSR values are directly impacted by changes in market rates and will generally move in the same direction as interest rates.

The following table shows the significant valuation assumption ranges for the Company's derivative commitments to purchase and originate mortgage loans at December 31, 2025:

	Minimum	Maximum	Weighted-Average(a)
Expected loan close rate	4 %	100 %	83 %
Inherent MSR value (basis points per loan)	57	214	125

(a) Determined based on the relative fair value of the related mortgage loans.

The significant unobservable input used in the fair value measurement of certain of the Company's asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would have resulted in a lower fair value measurement. A significant decrease in the credit valuation adjustment would have resulted in a higher fair value measurement. The credit valuation adjustment is impacted by changes in market rates, volatility, market implied credit spreads, and loss recovery rates, as well as the Company's assessment of the counterparty's credit position. At December 31, 2025, the minimum, maximum and weighted-average credit valuation adjustment as a percentage of the net fair value of the counterparty's derivative contracts prior to adjustment was 0 percent, 2,431 percent and 2 percent, respectively.

The significant unobservable inputs used in the fair value measurement of the Visa swaps are management's estimate of the probability of certain litigation scenarios occurring, and the timing of the resolution of the related litigation loss estimates in excess, or shortfall, of the Company's proportional share of escrow funds. An increase in the loss estimate or a delay in the resolution of the related litigation would have resulted in an increase in the derivative liability. A decrease in the loss estimate or an acceleration of the resolution of the related litigation would have resulted in a decrease in the derivative liability.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2025					
Available-for-sale securities					
U.S. Treasury and agencies	$ 24,038	$ 4,732	$ —	$ —	$ 28,770
Mortgage-backed securities					
Residential agency	—	38,010	—	—	38,010
Commercial					
Agency	—	7,742	—	—	7,742
Non-agency	—	7	—	—	7
Asset-backed securities	—	6,527	—	—	6,527
Obligations of state and political subdivisions	—	9,514	—	—	9,514
Other	—	268	—	—	268
Total available-for-sale	24,038	66,800	—	—	90,838
Mortgage loans held for sale	—	2,353	—	—	2,353
Mortgage servicing rights	—	—	3,159	—	3,159
Derivative assets	147	4,735	1,970	(3,151)	3,701
Other assets	524	2,261	—	—	2,785
Total	$ 24,709	$ 76,149	$ 5,129	$ (3,151)	$ 102,836
Time deposits	$ —	$ 718	$ —	$ —	$ 718
Long-term debt	—	1,414	—	—	1,414
Derivative liabilities	72	4,538	2,182	(3,392)	3,400
Short-term borrowings and other liabilities[(a)]	717	1,796	—	—	2,513
Total	$ 789	$ 8,466	$ 2,182	$ (3,392)	$ 8,045
December 31, 2024					
Available-for-sale securities					
U.S. Treasury and agencies	$ 23,891	$ 4,496	$ —	$ —	$ 28,387
Mortgage-backed securities					
Residential agency	—	33,281	—	—	33,281
Commercial					
Agency	—	7,351	—	—	7,351
Non-agency	—	6	—	—	6
Asset-backed securities	—	7,165	—	—	7,165
Obligations of state and political subdivisions	—	9,552	—	—	9,552
Other	—	250	—	—	250
Total available-for-sale	23,891	62,101	—	—	85,992
Mortgage loans held for sale	—	2,251	—	—	2,251
Mortgage servicing rights	—	—	3,369	—	3,369
Derivative assets	27	5,208	1,202	(2,979)	3,458
Other assets	420	1,769	—	—	2,189
Total	$ 24,338	$ 71,329	$ 4,571	$ (2,979)	$ 97,259
Time deposits	$ —	$ 5,754	$ —	$ —	$ 5,754
Long-term debt	—	391	—	—	391
Derivative liabilities	27	5,131	3,002	(2,949)	5,211
Short-term borrowings and other liabilities[(a)]	475	1,460	—	—	1,935
Total	$ 502	$ 12,736	$ 3,002	$ (2,949)	$ 13,291

Note: Excluded from the table above are equity investments without readily determinable fair values. The Company has elected to carry these investments at historical cost, adjusted for impairment and any changes resulting from observable price changes for identical or similar investments of the issuer. The aggregate carrying amount of these equity investments was $203 million and $159 million at December 31, 2025 and 2024, respectively, and reflect no impairment or observable price change adjustment at December 31, 2025. The Company did not record any adjustments for observable price changes during 2025 and 2024.

(a) Primarily represents the Company's obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income	Purchases	Sales	Principal Payments	Issuances	Settlements	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets and Liabilities Held at End of Period
2025									
Mortgage servicing rights	$ 3,369	$ (355) (a)	$ —	$ (131)	$ —	$ 276 (c)	$ —	$ 3,159	$ (355) (a)
Net derivative assets and liabilities	(1,800)	(1,145) (b)	945	(11)	—	1	1,798	(212)	994 (d)
2024									
Mortgage servicing rights	$ 3,377	$ (97) (a)	$ 1	$ (188)	$ —	$ 276 (c)	$ —	$ 3,369	$ (97) (a)
Net derivative assets and liabilities	(1,885)	(3,829) (e)	1,076	(18)	—	1	2,855	(1,800)	(492) (f)
2023									
Available-for-sale securities									
Obligations of state and political subdivisions	$ 1	$ —	$ —	$ —	$ (1)	$ —	$ —	$ —	$ —
Total available-for-sale	1	—	—	—	(1)	—	—	—	—
Mortgage servicing rights	3,755	(316) (a)	5	(440)	—	373 (c)	—	3,377	(316) (a)
Net derivative assets and liabilities	(3,199)	(2,696) (g)	552	(45)	—	1	3,502	(1,885)	(183) (h)

(a) Included in mortgage banking revenue.
(b) Approximately $237 million, $(1.3) billion and $(116) million included in mortgage banking revenue, capital markets revenue and other noninterest income, respectively.
(c) Represents MSRs capitalized during the period.
(d) Approximately $13 million, $1.1 billion and $(116) million included in mortgage banking revenue, capital markets revenue and other noninterest income, respectively.
(e) Approximately $200 million, $(3.9) billion and $(147) million included in mortgage banking revenue, capital markets revenue and other noninterest income, respectively.
(f) Approximately $7 million, $(352) million and $(147) million included in mortgage banking revenue, capital markets revenue and other noninterest income, respectively.
(g) Approximately $182 million, $(2.9) billion and $1 million included in mortgage banking revenue, capital markets revenue and other noninterest income, respectively.
(h) Approximately $15 million, $(199) million and $1 million included in mortgage banking revenue, capital markets revenue and other noninterest income, respectively.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. These measurements of fair value usually result from the application of lower-of-cost-or-fair value accounting or write-downs of individual assets.

The following table summarizes the balances as of the measurement date of assets measured at fair value on a nonrecurring basis, and still held as of December 31:

	2025				2024			
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans[a]	$ —	$ —	$ 763	$ 763	$ —	$ —	$ 636	$ 636
Other assets[b]	—	—	51	51	—	—	25	25

(a) Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b) Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2025	2024	2023
Loans[a]	$ 386	$ 399	$ 368
Other assets[b]	9	12	32

(a) Represents write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b) Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.

Fair Value Option

The following table summarizes the differences between the aggregate fair value carrying amount of the assets and liabilities for which the fair value option has been elected and the aggregate remaining contractual principal balance outstanding as of December 31:

(Dollars in Millions)	2025 Fair Value Carrying Amount	2025 Contractual Principal Outstanding	2025 Carrying Amount Over (Under) Contractual Principal Outstanding	2024 Fair Value Carrying Amount	2024 Contractual Principal Outstanding	2024 Carrying Amount Over (Under) Contractual Principal Outstanding
Total loans[(a)]	$ 2,353	$ 2,325	$ 28	$ 2,251	$ 2,243	$ 8
Time deposits	718	718	—	5,754	5,762	(8)
Long-term debt	1,414	1,419	(5)	391	409	(18)

(a) Includes nonaccrual loans of $1 million carried at fair value with contractual principal outstanding of $1 million at December 31, 2025 and $1 million carried at fair value with contractual principal outstanding of $1 million at December 31, 2024. Includes loans 90 days or more past due of $5 million carried at fair value with contractual principal outstanding of $5 million at December 31, 2025 and $4 million carried at fair value with contractual principal outstanding of $4 million at December 31, 2024.

Fair Value of Financial Instruments

The following section summarizes the estimated fair value for financial instruments accounted for at amortized cost as of December 31, 2025 and 2024. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, receivables and payables due in one year or less, insurance contracts, equity investments not accounted for at fair value, and deposits with no defined or contractual maturities are excluded.

The estimated fair values of the Company's financial instruments as of December 31, are shown in the table below:

	2025					2024				
	Carrying	Fair Value				Carrying	Fair Value			
(Dollars in Millions)	Amount	Level 1	Level 2	Level 3	Total	Amount	Level 1	Level 2	Level 3	Total
Financial Assets										
Cash and due from banks	$46,890	$46,890	$ —	$ —	$46,890	$56,502	$56,502	$ —	$ —	$56,502
Federal funds sold and securities purchased under resale agreements	12,359	—	12,359	—	12,359	6,380	—	6,380	—	6,380
Investment securities held-to-maturity	76,170	644	66,435	—	67,079	78,634	1,275	65,000	—	66,275
Loans held for sale[(a)]	185	—	—	185	185	322	—	—	322	322
Loans, net of allowance for losses	383,730	—	—	383,323	383,323	372,249	—	—	365,628	365,628
Other[(b)]	2,074	—	1,641	433	2,074	2,482	—	1,767	715	2,482
Financial Liabilities										
Time deposits[(c)]	47,314	—	47,391	—	47,391	49,015	—	49,156	—	49,156
Short-term borrowings[(d)]	14,649	—	14,490	—	14,490	13,583	—	13,419	—	13,419
Long-term debt[(e)]	59,350	—	59,149	—	59,149	57,611	—	56,441	—	56,441
Other[(f)]	4,940	—	1,419	3,521	4,940	5,220	—	1,369	3,851	5,220

(a) Excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b) Includes investments in Federal Reserve Bank and FHLB stock and tax-advantaged investments.
(c) Excludes time deposits for which the fair value option under applicable accounting guidance was elected.
(d) Excludes the Company's obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.
(e) Excludes structured long-term notes for which the fair value option under applicable accounting guidance was elected.
(f) Includes operating lease liabilities and liabilities related to tax-advantaged investments.

The fair value of unfunded commitments, deferred non-yield related loan fees, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments, deferred non-yield related loan fees and standby letters of credit was $377 million and $376 million at December 31, 2025 and 2024, respectively. The carrying value of other guarantees was $187 million and $194 million at December 31, 2025 and 2024, respectively.

NOTE 22 Guarantees and Contingent Liabilities

Visa Restructuring and Card Association Litigation The Company's Payment Services business issues credit and debit cards and acquires credit and debit card transactions through the Visa U.S.A. Inc. card association or its affiliates (collectively "Visa"). In 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering ("IPO") completed in the first quarter of 2008 (the "Visa Reorganization"). As a part of the Visa Reorganization, the Company received its proportionate number of shares of Visa Inc. common stock, which were subsequently converted to Class B shares of Visa Inc. ("Class B shares"). As of December 31, 2025, the Company has sold substantially all of its Class B shares.

Visa U.S.A. Inc. ("Visa U.S.A.") and MasterCard International (collectively, the "Card Brands") are defendants in antitrust lawsuits challenging the practices of the Card Brands (the "Visa Litigation"). Visa U.S.A. member banks have a contingent obligation to indemnify Visa Inc. under the Visa U.S.A. bylaws (which were modified at the time of the restructuring in October 2007) for potential losses arising from the Visa Litigation. The indemnification by the Visa U.S.A. member banks has no specific maximum amount. Using proceeds from its IPO and through reductions to the conversion ratio applicable to the Class B shares held by Visa U.S.A. member banks, Visa Inc. has funded an escrow account for the benefit of member financial institutions to fund their indemnification obligations associated with the Visa Litigation.

In October 2012, Visa signed a settlement agreement to resolve merchant class action claims associated with the multidistrict interchange litigation pending in the United States District Court for the Eastern District of New York (the "Multi-District Litigation"). The U.S. Court of Appeals for the Second Circuit reversed the approval of that settlement and remanded the matter to the district court. Thereafter, the case was split into two putative class actions, one seeking damages (the "Damages Action") and a separate class action seeking injunctive relief only (the "Injunctive Action"). The Damages Action was settled and is fully resolved. A number of merchants opted out of the Damages Action class settlement and filed individual cases in various federal district courts. Some of those cases have been settled and others are still being litigated. In March 2024, Visa signed a settlement agreement to resolve the Injunctive Action. In June 2024, the court declined to grant preliminary approval of the proposed settlement. In November 2025, the parties notified the court of a new settlement and submitted for preliminary approval a Superseding and Amended Class Settlement Agreement, which provides for lower interchange fees and various other rule changes for U.S. merchants. The motion for preliminary approval is pending.

Commitments to Extend Credit Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. The contractual amount represents the Company's exposure to credit loss, in the event of default by the borrower. The Company manages this credit risk by using the same credit policies it applies to loans. Collateral is obtained to secure commitments based on management's credit assessment of the borrower. The collateral may include marketable securities, receivables, inventory, equipment and real estate. Since the Company expects many of the commitments to expire without being drawn, total commitment amounts do not necessarily represent the Company's future liquidity requirements. In addition, the commitments include consumer credit lines that are cancelable upon notification to the consumer.

The contract or notional amounts of unfunded commitments to extend credit at December 31, 2025, excluding those commitments considered derivatives, were as follows:

	Term		
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate loans	$ 56,151	$155,296	$211,447
Corporate and purchasing card loans[(a)]	38,247	—	38,247
Residential mortgages	500	—	500
Retail credit card loans[(a)]	143,354	—	143,354
Other retail loans	19,810	23,786	43,596
Other	7,565	—	7,565

(a) Primarily cancellable at the Company's discretion.

Other Commitments As part of the Company's broker-dealer operations, the Company has commitments to enter into reverse repurchase agreements and repurchase agreements. The amount of unfunded contractual commitments for reverse repurchase agreements and repurchase agreements was $8.5 billion and $4.8 billion, respectively, at December 31, 2025.

Other Guarantees and Contingent Liabilities

The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2025:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$ —	$ 23	$ 11,021
Securities lending indemnifications	6,048	—	5,864
Asset sales	—	118	16,284
Merchant processing	860	49	146,148
Other	—	20	2,975

Letters of Credit Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company also issues and confirms commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's or counterparty's nonperformance, the Company's credit loss exposure is similar to that in any extension of credit, up to the letter's contractual amount. Management assesses the borrower's credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2025, were approximately $11.0 billion with a weighted-average term of approximately 16 months. The estimated fair value of standby letters of credit was approximately $23 million at December 31, 2025.

The contract or notional amount of letters of credit at December 31, 2025, were as follows:

	Term		
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$ 6,958	$ 4,063	$ 11,021
Commercial	255	30	285

Guarantees Guarantees are contingent commitments issued by the Company to customers or other third parties. The Company's guarantees primarily include third party performance guarantees inherent in the Company's business operations, such as indemnified securities lending programs and merchant charge-back guarantees and indemnification or buy-back provisions related to certain asset sales. For certain guarantees, the Company has recorded a liability related to the potential obligation, or has access to collateral to support the guarantee or through the exercise of other recourse provisions can offset some or all of the maximum potential future payments made under these guarantees.

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer's agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $5.9 billion at December 31, 2025, and represent the fair value of the securities lent to third parties. At December 31, 2025, the Company held $6.0 billion of cash as collateral for these arrangements.

Asset Sales The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $16.3 billion at December 31, 2025, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. At December 31, 2025, the Company had reserved $111 million for potential losses related to the sale or syndication of tax-advantaged investments.

The maximum potential future payments do not include loan sales where the Company provides standard representations and warranties to the buyer against losses related to loan underwriting documentation defects that may have existed at the time of sale that generally are identified after the occurrence of a triggering event such as delinquency. For these types of loan sales, the maximum potential future payments is generally the unpaid principal balance of loans sold measured at the end of the current reporting period. Actual losses will be significantly less than the maximum exposure, as only a fraction of loans sold will have a representation and warranty breach, and any losses on repurchase would generally be mitigated by any collateral held against the loans.

The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representations and warranties to GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the GSE for losses. At December 31, 2025, the Company had reserved $7 million for potential losses from representation and warranty obligations, compared with $9 million at December 31, 2024. The Company's reserve reflects management's best estimate of losses for representation and warranty obligations. The Company's repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company's historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.

As of December 31, 2025 and 2024, the Company had $13 million and $15 million, respectively, of unresolved representation and warranty claims from GSEs. The Company does not have a significant amount of unresolved claims from investors other than GSEs.

Merchant Processing The Company, through its subsidiaries, provides merchant processing services. Under the rules of credit card associations, a merchant processor retains a contingent liability for credit card transactions processed. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor. In this situation, the transaction is "charged-back" to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If the Company is unable to collect this amount from the merchant, it bears the loss for the amount of the refund paid to the cardholder.

A cardholder, through its issuing bank, generally has until the later of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations' requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months of 2025 this amount totaled approximately $146.1 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service has been purchased but is not provided until a future date ("future delivery"), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.

The Company currently processes card transactions in the United States, Canada and Europe through wholly-owned subsidiaries. In the event a merchant was unable to fulfill product or services subject to future delivery, such as airline tickets, the Company could become financially liable for refunding the purchase price of such products or services purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2025, the value of airline tickets purchased to be delivered at a future date through card transactions processed by the Company was $15.1 billion. The Company held collateral of $747 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets related to these airline processing arrangements. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2025, the liability was $30 million primarily related to these airline processing arrangements.

In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2025, the Company held $113 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $19 million related to these charge-backs.

Other Guarantees and Commitments As of December 31, 2025, the Company sponsored, and owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities ("ITS") to third-party investors, originally investing the proceeds in junior subordinated debt securities ("Debentures") issued by the Company and entering into stock purchase contracts to purchase the Company's preferred stock in the future. As of December 31, 2025, all of the Debentures issued by the Company have either matured or been retired. Total assets of USB Capital IX were $684 million at December 31, 2025, consisting primarily of the Company's Series A Preferred Stock. The Company's obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust to third-party investors totaling $683 million at December 31, 2025.

The Company has also made other financial performance guarantees and commitments primarily related to the operations of its subsidiaries. At December 31, 2025, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $2.3 billion.

Litigation and Regulatory Matters

The Company is subject to various litigation and regulatory matters that arise from the conduct of its business activities. The Company establishes reserves for such matters when potential losses become probable and can be reasonably estimated. The Company believes the ultimate resolution of existing legal and regulatory matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. However, in light of the uncertainties inherent in these matters, it is possible that the ultimate resolution of one or more of these matters may have a material adverse effect on the Company's results of operations for a particular period, and future changes in circumstances or additional information could result in additional accruals or resolution in excess of established accruals, which could adversely affect the Company's results of operations, potentially materially.

Residential Mortgage-Backed Securities Litigation Starting in 2011, the Company and other large financial institutions have been sued in their capacity as trustee for residential mortgage–backed securities trusts for losses arising out of the 2008 financial crisis. In the lawsuits brought against the Company, the investors allege that the Company's banking subsidiary, USBNA, as trustee caused them to incur substantial losses by failing to enforce loan repurchase obligations and failing to abide by appropriate standards of care after events of default allegedly occurred. The plaintiffs in these matters seek monetary damages generally in unspecified amounts and most also seek equitable relief.

Regulatory Matters The Company is continually subject to examinations, inquiries, investigations and other forms of regulatory and governmental inquiry or scrutiny covering a wide range of issues in its financial services businesses including in areas of heightened regulatory scrutiny, such as compliance, risk management, third-party risk management and consumer protection. In some cases, these matters are part of reviews of specified activities at multiple industry participants; in others, they are directed at the Company individually. The Company is cooperating fully with all pending examinations, inquiries and investigations, any of which could lead to administrative or legal proceedings or settlements. Remedies in these proceedings or settlements may include fines, penalties, restitution or alterations in the Company's business practices (which may increase the Company's operating expenses and decrease its revenue).

Outlook Due to their complex nature, it can be years before litigation and regulatory matters are resolved. The Company may be unable to develop an estimate or range of loss where matters are in early stages, there are significant factual or legal issues to be resolved, damages are unspecified or uncertain, or there is uncertainty as to a litigation class being certified or the outcome of pending motions, appeals or proceedings. For those litigation and regulatory matters where the Company has information to develop an estimate or range of loss, the Company believes the upper end of the range of reasonably possible losses in aggregate, in excess of any reserves established for matters where a loss is considered probable, will not be material to its financial condition, results of operations or cash flows. The Company's estimates are subject to significant judgment and uncertainties, and the matters underlying the estimates will change from time to time. Actual results may vary significantly from the current estimates.

NOTE 23 Business Segments

The Company's management reporting is organized into three reportable operating segments aligned by major lines of business based on the products and services provided to customers through its distribution channels. All other business activities not included in the reportable operating segments are included in the Treasury and Corporate Support business segment. The chief operating decision maker uses net interest income on a taxable-equivalent basis, noninterest income and net income (loss) before income taxes for all reportable segments in deciding how to allocate resources during the annual budget and monthly forecasting process. The chief operating decision maker considers variances in reported results to forecasts and variances to prior periods to assess performance. The Company's chief operating decision maker is the Chief Executive Officer. The Company has the following reportable operating and other business segments:

Wealth, Corporate, Commercial and Institutional Banking Wealth, Corporate, Commercial and Institutional Banking provides core banking, specialized lending, transaction and payment processing, capital markets, asset management, and brokerage and investment related services to wealth, middle market, large corporate, commercial real estate, government and institutional clients.

Consumer and Business Banking Consumer and Business Banking comprises consumer banking, small business banking and consumer lending. Products and services are delivered through banking offices, telephone servicing and sales, online services, direct mail, ATMs, mobile devices, distributed mortgage loan officers, and intermediary relationships including auto dealerships, mortgage banks, and strategic business partners.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services and merchant processing.

Treasury and Corporate Support Treasury and Corporate Support includes the Company's investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to business segments, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.

Basis of Presentation Business segment results are derived from the Company's business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. The allowance for credit losses and related provision expense are allocated to the business segments according to the volume and credit quality of the loan balances managed, but with the impact of changes in economic forecasts recorded in Treasury and Corporate Support. Goodwill and other intangible assets are assigned to the business segments based on the mix of business of an entity acquired by the Company. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the business segments to support evaluation of business performance.

Business segments are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business segment includes credit allocations following a Basel III regulatory framework. Interest income and expense is determined based on the assets and liabilities managed by the business segment. Because funding and asset/liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business segment assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt products. The residual effect on net interest income of asset/liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business segment, including fees, service charges, salaries and benefits, and other direct revenues and costs, are accounted for within each segment's financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the business segments. Generally, operating losses are charged to the business segment when the loss event is realized in a manner similar to a loan charge-off. Noninterest expenses incurred by centrally managed operations or business segments that directly support another business segment's operations are charged to the applicable business segment based on its utilization of those services, primarily measured by the volume of customer activities, number of employees or other relevant factors. These allocated expenses are reported as net shared services expense within noninterest expense. Certain activities that do not directly support the operations of the business segments or for which the business segments are not considered financially accountable in evaluating their performance are not charged to the business segments. The income or expenses associated with these corporate activities, including merger and integration charges, are reported within the Treasury and Corporate Support business segment. Income taxes are assessed to each business segment at a standard tax rate with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company's diverse customer base. During 2025, 2024, and 2023, certain organization and methodology changes were made, including revising the Company's business segment funds transfer-pricing methodology related to deposits and loans during the second quarter of 2024. Prior period results were recast and presented on a comparable basis.

Condensed income statement results by business segment for the years ended December 31 were as follows:

(Dollars in Millions)	Wealth, Corporate, Commercial and Institutional Banking 2025	2024	2023	Consumer and Business Banking 2025	2024	2023	Payment Services 2025	2024	2023
Net interest income (taxable-equivalent basis)[a]	$ 7,214	$ 7,613	$ 7,812	$ 7,248	$ 7,625	$ 8,658	$ 3,048	$ 2,831	$ 2,609
Noninterest income[b][c]	4,869	4,538	4,145	1,625	1,606	1,637	4,359	4,195	4,056
Total net revenue	12,083	12,151	11,957	8,873	9,231	10,295	7,407	7,026	6,665
Compensation and employee benefits	2,121	2,127	2,082	2,109	2,212	2,303	891	856	832
Other intangibles	184	206	229	236	266	291	78	97	115
Net shared services	2,094	2,147	2,170	2,750	2,768	2,957	2,145	2,094	2,007
Other direct expenses[d]	969	937	1,022	1,242	1,286	1,332	1,012	915	915
Total noninterest expense	5,368	5,417	5,503	6,337	6,532	6,883	4,126	3,962	3,869
Income (loss) before provision and income taxes	6,715	6,734	6,454	2,536	2,699	3,412	3,281	3,064	2,796
Provision for credit losses	546	385	340	238	182	78	1,570	1,614	1,394
Income (loss) before income taxes	6,169	6,349	6,114	2,298	2,517	3,334	1,711	1,450	1,402
Income taxes and taxable-equivalent adjustment	1,543	1,588	1,529	575	630	834	429	363	351
Net income (loss)	4,626	4,761	4,585	1,723	1,887	2,500	1,282	1,087	1,051
Net (income) loss attributable to noncontrolling interests	—	—	—	—	—	—	—	—	—
Net income (loss) attributable to U.S. Bancorp	$ 4,626	$ 4,761	$ 4,585	$ 1,723	$ 1,887	$ 2,500	$ 1,282	$ 1,087	$ 1,051

(Dollars in Millions)	Treasury and Corporate Support 2025	2024	2023	Consolidated Company 2025	2024	2023
Net interest income (taxable-equivalent basis)[a]	$ (745)	$ (1,660)	$ (1,552)	$ 16,765	$ 16,409	$ 17,527
Noninterest income[b][c]	1,038	707	779	11,891	11,046	10,617
Total net revenue	293	(953)	(773)	28,656	27,455	28,144
Compensation and employee benefits	5,206	5,359	5,199	10,327	10,554	10,416
Other intangibles	—	—	1	498	569	636
Net shared services	(6,989)	(7,009)	(7,134)	—	—	—
Other direct expenses[d]	2,789	2,927	4,552	6,012	6,065	7,821
Total noninterest expense	1,006	1,277	2,618	16,837	17,188	18,873
Income (loss) before provision and income taxes	(713)	(2,230)	(3,391)	11,819	10,267	9,271
Provision for credit losses	(168)	57	463	2,186	2,238	2,275
Income (loss) before income taxes	(545)	(2,287)	(3,854)	9,633	8,029	6,996
Income taxes and taxable-equivalent adjustment	(510)	(881)	(1,176)	2,037	1,700	1,538
Net income (loss)	(35)	(1,406)	(2,678)	7,596	6,329	5,458
Net (income) loss attributable to noncontrolling interests	(26)	(30)	(29)	(26)	(30)	(29)
Net income (loss) attributable to U.S. Bancorp	$ (61)	$ (1,436)	$ (2,707)	$ 7,570	$ 6,299	$ 5,429

(a) Total net interest income includes a taxable-equivalent adjustment of $116 million, $120 million and $131 million for 2025, 2024 and 2023, respectively. See Non-GAAP Financial Measures beginning on page 54.

(b) Payment services noninterest income presented net of related rewards and rebate costs and certain partner payments of $3.1 billion, $3.1 billion and $3.0 billion for 2025, 2024 and 2023, respectively.

(c) Total noninterest income includes revenue generated from certain contracts with customers of $9.7 billion, $9.2 billion and $8.8 billion for 2025, 2024 and 2023, respectively.

(d) Other direct expenses for each reportable segment includes: net occupancy and equipment, professional services, marketing and business development, technology and communications, and other.

Average balances by business segment for the years ended December 31 were as follows:

(Dollars in Millions)	Wealth, Corporate, Commercial and Institutional Banking			Consumer and Business Banking			Payment Services		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Loans	$183,254	$172,517	$175,870	$148,543	$155,039	$162,017	$ 42,689	$ 41,080	$ 38,470
Goodwill	4,826	4,825	4,682	4,326	4,326	4,465	3,444	3,357	3,328
Other intangible assets	794	981	1,007	4,222	4,539	5,264	254	277	351
Assets	213,156	201,415	202,735	162,080	168,862	179,252	48,007	47,166	44,289
Noninterest-bearing deposits	55,920	56,814	71,012	19,461	20,770	30,882	2,524	2,685	2,981
Interest-bearing deposits	216,953	216,083	203,995	201,223	199,155	184,758	95	95	102
Total deposits	272,873	272,897	275,007	220,684	219,925	215,640	2,619	2,780	3,083
Total U.S. Bancorp shareholders' equity	22,018	21,440	22,367	13,478	14,424	16,026	10,310	10,005	9,310

(Dollars in Millions)	Treasury and Corporate Support			Consolidated Company		
	2025	2024	2023	2025	2024	2023
Loans	$ 5,774	$ 5,239	$ 4,918	$380,260	$373,875	$381,275
Goodwill	—	—	—	12,596	12,508	12,475
Other intangible assets	7	9	17	5,277	5,806	6,639
Assets	253,297	246,571	237,164	676,540	664,014	663,440
Noninterest-bearing deposits	2,603	2,738	2,893	80,508	83,007	107,768
Interest-bearing deposits	10,339	11,175	9,040	428,610	426,508	397,895
Total deposits	12,942	13,913	11,933	509,118	509,515	505,663
Total U.S. Bancorp shareholders' equity	16,145	11,337	5,957	61,951	57,206	53,660

NOTE 24 U.S. Bancorp (Parent Company)

Condensed Balance Sheet

At December 31 (Dollars in Millions)	2025	2024
Assets		
Due from banks, principally interest-bearing	$ 9,875	$ 9,377
Available-for-sale investment securities	663	649
Investments in bank subsidiary	68,101	63,680
Investments in nonbank subsidiaries	4,192	4,031
Advances to bank subsidiary	19,600	16,100
Advances to nonbank subsidiaries	295	401
Other assets	967	945
Total assets	$103,693	$ 95,183
Liabilities and Shareholders' Equity		
Long-term debt	$ 37,057	$ 35,257
Other liabilities	1,443	1,348
Shareholders' equity	65,193	58,578
Total liabilities and shareholders' equity	$103,693	$ 95,183

Condensed Income Statement

Year Ended December 31 (Dollars in Millions)	2025	2024	2023
Income			
Dividends from bank subsidiary	$ 6,250	$ 4,800	$ 4,869
Dividends from nonbank subsidiaries	10	11	11
Interest from subsidiaries	1,340	1,224	606
Other income	7	24	51
Total income	7,607	6,059	5,537
Expense			
Interest expense	1,774	1,663	1,336
Other expense	179	178	137
Total expense	1,953	1,841	1,473
Income before income taxes and equity in undistributed income of subsidiaries	5,654	4,218	4,064
Applicable income taxes	(106)	(95)	(170)
Income of parent company	5,760	4,313	4,234
Equity in undistributed income of subsidiaries	1,810	1,986	1,195
Net income attributable to U.S. Bancorp	$ 7,570	$ 6,299	$ 5,429

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2025	2024	2023
Operating Activities			
Net income attributable to U.S. Bancorp	$ 7,570	$ 6,299	$ 5,429
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed income of subsidiaries	(1,810)	(1,986)	(1,195)
Other, net	853	385	83
Net cash provided by operating activities	6,613	4,698	4,317
Investing Activities			
Proceeds from sales and maturities of investment securities	19	11	25
Net (increase) decrease in short-term advances to subsidiaries	106	(242)	(9)
Long-term advances to subsidiaries	(6,500)	(5,500)	(7,500)
Principal collected on long-term advances to subsidiaries	3,000	1,500	4,500
Other, net	(12)	16	172
Net cash used in investing activities	(3,387)	(4,215)	(2,812)
Financing Activities			
Proceeds from issuance of long-term debt	4,968	6,516	8,150
Principal payments or redemption of long-term debt	(3,750)	(5,618)	(936)
Proceeds from issuance of common stock	45	32	951
Repurchase of common stock	(489)	(173)	(62)
Cash dividends paid on preferred stock	(334)	(356)	(341)
Cash dividends paid on common stock	(3,168)	(3,092)	(2,970)
Net cash provided by (used in) financing activities	(2,728)	(2,691)	4,792
Change in cash and due from banks	498	(2,208)	6,297
Cash and due from banks at beginning of year	9,377	11,585	5,288
Cash and due from banks at end of year	$ 9,875	$ 9,377	$ 11,585

Transfer of funds (dividends, loans or advances) to the Company from its bank subsidiary is restricted. Federal law requires loans to the Company or its affiliates to be secured and generally limits loans to the Company or an individual affiliate to 10 percent of the bank's unimpaired capital and surplus. In the aggregate, loans to the Company and all affiliates cannot exceed 20 percent of the bank's unimpaired capital and surplus.

Dividend payments to the Company by its bank subsidiary are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. In general, dividends by the Company's bank subsidiary to the parent company are limited by rules which compare dividends to net income for regulatorily-defined periods. Furthermore, dividends are restricted by minimum capital constraints for all national banks.

NOTE 25 Subsequent Events

In January 2026, the Company announced that it entered into a definitive agreement to acquire BTIG for a purchase price of up to $1 billion, consisting of a targeted amount of $725 million ($362.5 million of cash and 6,600,594 shares of the Company's common stock) to be paid at closing and up to an additional $275 million of cash consideration payable over three years, subject to achievement of defined performance targets. BTIG is a global financial services firm specializing in institutional trading, investment banking, research and related brokerage services.

The acquisition is expected to add fee revenues to the Company's capital markets business by expanding its current product offerings and is not expected to have a material impact to the Company's consolidated balance sheet. The transaction is expected to close in the second quarter of 2026, subject to regulatory approvals and satisfaction of applicable closing conditions.

U.S. Bancorp
Consolidated Daily Average Balance Sheet and Related Yields and Rates[a] (Unaudited)

Year Ended December 31 (Dollars in Millions)	2025 Average Balances	2025 Interest	2025 Yields and Rates	2024 Average Balances	2024 Interest	2024 Yields and Rates	2023 Average Balances	2023 Interest	2023 Yields and Rates
Assets									
Investment securities[b]	$172,376	$ 5,474	3.18 %	$166,634	$ 5,189	3.11 %	$162,757	$ 4,566	2.81 %
Loans held for sale	2,924	165	5.65	2,539	173	6.82	2,461	147	5.98
Loans[c]									
Commercial	144,716	8,366	5.78	133,412	8,717	6.53	134,883	8,662	6.42
Commercial real estate	48,521	2,898	5.97	51,657	3,326	6.44	54,646	3,384	6.19
Residential mortgages	116,144	4,656	4.01	117,026	4,577	3.91	115,922	4,305	3.71
Credit card	30,093	3,941	13.10	28,683	3,815	13.30	26,570	3,429	12.91
Other retail	40,786	2,547	6.24	43,097	2,619	6.08	49,254	2,599	5.28
Total loans	380,260	22,408	5.89	373,875	23,054	6.17	381,275	22,379	5.87
Interest-bearing deposits with banks	43,961	1,867	4.25	51,215	2,744	5.36	49,000	2,581	5.27
Other earning assets[d]	15,839	1,172	7.40	12,378	629	5.08	9,706	471	4.85
Total earning assets[d]	615,360	31,086	5.05	606,641	31,789	5.24	605,199	30,144	4.98
Allowance for loan losses	(7,590)			(7,541)			(7,138)		
Unrealized gain (loss) on investment securities	(5,862)			(6,820)			(7,985)		
Other assets	74,632			71,734			73,364		
Total assets	$676,540			$664,014			$663,440		
Liabilities and Shareholders' Equity									
Noninterest-bearing deposits	$ 80,508			$ 83,007			$107,768		
Interest-bearing deposits									
Interest checking	129,915	1,581	1.22	125,365	1,505	1.20	129,341	1,334	1.03
Money market savings	184,892	5,560	3.01	204,509	7,580	3.71	166,272	5,654	3.40
Savings accounts	58,860	1,000	1.70	39,625	165	.42	55,590	90	.16
Time deposits	54,943	2,010	3.66	57,009	2,438	4.28	46,692	1,697	3.63
Total interest-bearing deposits	428,610	10,151	2.37	426,508	11,688	2.74	397,895	8,775	2.21
Short-term borrowings									
Federal funds purchased	616	25	4.09	330	16	4.88	435	21	4.72
Securities sold under agreements to repurchase[d]	8,839	826	9.34	6,658	326	4.89	3,103	125	4.04
Commercial paper	4,392	120	2.74	6,718	258	3.85	7,800	268	3.44
Other short-term borrowings[e]	4,498	402	8.93	3,495	509	14.56	22,803	1,563	6.85
Total short-term borrowings[d]	18,345	1,373	7.48	17,201	1,109	6.45	34,141	1,977	5.79
Long-term debt	61,376	2,797	4.56	54,473	2,583	4.74	44,142	1,865	4.22
Total interest-bearing liabilities[d]	508,331	14,321	2.82	498,182	15,380	3.09	476,178	12,617	2.65
Other liabilities	25,292			25,157			25,369		
Shareholders' equity									
Preferred equity	6,808			6,808			6,808		
Common equity	55,143			50,398			46,852		
Total U.S. Bancorp shareholders' equity	61,951			57,206			53,660		
Noncontrolling interests	458			462			465		
Total equity	62,409			57,668			54,125		
Total liabilities and equity	$676,540			$664,014			$663,440		
Net interest income		$16,765			$16,409			$17,527	
Gross interest margin			2.23%			2.15%			2.33%
Gross interest margin without taxable-equivalent increments			2.21%			2.13%			2.31%
Percent of Earning Assets									
Interest income			5.05%			5.24%			4.98%
Interest expense			2.33			2.54			2.08
Net interest margin			2.72%			2.70%			2.90%
Net interest margin without taxable-equivalent increments			2.70%			2.68%			2.88%

(a) Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent.

(b) Yields on investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity. Yields include impacts of hedge accounting, including portfolio level basis adjustments.

(c) Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

(d) Average balances for the year ended December 31, 2025, reflect the impact of balance sheet netting of certain repurchase/reverse repurchase transactions under enforceable netting agreements, exclusive of the related interest income and expense. Reflecting the impact of netting the related interest income and expense for these arrangements, the average yields earned on other earning assets and total earning assets were 4.57% and 4.98%, respectively, and average rates paid on securities sold under agreements to repurchase, total short-term borrowings and total interest-bearing liabilities were 4.27%, 5.04% and 2.73%, respectively, for the year ended December 31, 2025.

(e) Interest expense and rates includes interest paid on collateral associated with derivative positions.

U.S. Bancorp
Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2025	2024	2023
Earnings per common share	$ 4.62	$ 3.79	$ 3.27
Diluted earnings per common share	4.62	3.79	3.27
Dividends declared per common share	2.04	1.98	1.93
Other Statistics (Dollars and Shares in Millions)			
Common shares outstanding[(a)]	1,555	1,560	1,558
Average common shares outstanding and common stock equivalents			
Earnings per common share	1,557	1,560	1,543
Diluted earnings per common share	1,558	1,561	1,543
Number of shareholders[(b)]	26,081	27,517	29,094
Common dividends declared	$ 3,198	$ 3,110	$ 3,000

(a) Defined as total common shares issued less common stock held in treasury at December 31.
(b) Based on number of common stock shareholders of record at December 31.

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol "USB." At January 31, 2026, there were 25,992 holders of record of the Company's common stock.

Stock Performance Chart

The following chart compares the cumulative total shareholder return on the Company's common stock during the five years ended December 31, 2025, with the cumulative total return on the Standard & Poor's 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2020, in the Company's common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company's common stock.


Total Return
240
220
200
180
160
140
120
100
80
2020
2021
2022
2023
2024
2025
USB
S&P 500
KBW Bank Index (BKX)

	2020	2021	2022	2023	2024	2025
USB	100	124	101	105	122	142
S&P 500	100	129	105	133	166	196
BKX	100	138	109	108	148	196

Company Information

General Business Description U.S. Bancorp is a financial services holding company headquartered in Minneapolis, Minnesota, serving millions of local, national and global customers. U.S. Bancorp is registered as a bank holding company under the Bank Holding Company Act of 1956 (the "BHC Act"), and has elected to be treated as a financial holding company under the BHC Act. The Company provides a full range of financial services, including lending and depository services, cash management, capital markets, and trust and investment management services. It also engages in credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing.

U.S. Bancorp's banking subsidiary, USBNA, is engaged in the general banking business, principally in domestic markets, and holds all of the Company's consolidated deposits of $522.2 billion at December 31, 2025. USBNA provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company's domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company, such as healthcare, utilities, oil and gas, and state and municipal government. Lending services include traditional credit products as well as credit card services, lease financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate and governmental entity customers. U.S. Bancorp's bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

Other U.S. Bancorp non-banking subsidiaries offer investment and insurance products to the Company's customers principally within its domestic markets, and fund administration services to a broad range of mutual and other funds.

Banking and investment services are provided through a network of branches and banking offices across the United States, primarily in the Midwest and West regions, including 2,075 branches across 26 states as of December 31, 2025. A significant percentage of consumer transactions are completed using USBNA's digital banking services, both online and through its digital app. The Company operates a network of 4,428 ATMs as of December 31, 2025, and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company's domestic markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the United States. The Company's subsidiaries provide domestic merchant processing services directly to merchants, as well as similar merchant services in Canada and segments of Europe. The Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.

As of December 31, 2025, U.S. Bancorp employed approximately 70,000 people.

Risk Factors

An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. Below are material risk factors that make an investment in the Company speculative or risky.

Economic and Market Conditions Risk

Deterioration in business and economic conditions could adversely affect the Company's business and the value of the assets it holds The Company's business activities and earnings are affected by general business and economic conditions in the United States and abroad, including factors such as the level and volatility of short-term and long-term interest rates, inflation, real estate prices, unemployment and under-employment levels, bankruptcies, household income, consumer spending, fluctuations in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of capital and credit, investor sentiment and confidence in the financial markets, the strength of the domestic and global economies in which the Company operates, and customer deposit behavior, including the impact of financial innovation. These conditions are subject to sudden and potentially negative changes. Future changes in these conditions, whether related to a pandemic, geopolitical conflict, the threat or occurrence of a U.S. sovereign default or government shutdown, bank failures, other disruptions in the financial services industry or otherwise, could have adverse effects on the Company and its businesses.

Weak economic conditions have in the past negatively affected, and may in the future negatively affect, the Company's lending business, including new loan origination activity, existing loan utilization rates, delinquencies, defaults and the ability of customers to meet obligations under the loans, which negatively affects the Company's results of operations due to the high percentage of the Company's assets represented directly or indirectly by loans and the importance of lending to its overall business. The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly have been, and would be, negatively impacted by widespread deterioration in credit quality resulting from a weakening of the economy.

In addition, volatility and uncertainty related to inflation or a possible recession and their effects may contribute to or enhance some of the risks described herein. For example, higher inflation, slower growth or a recession has in the past reduced demand for borrowing from both corporate and consumer customers and could in the future reduce demand for the Company's products, adversely affect the creditworthiness of its borrowers or result in lower values for its interest-earning assets and investment securities. Any future economic deterioration that affects household or corporate incomes, or that causes or amplifies concerns regarding recessionary conditions, could result in reduced demand for credit or fee-based products and services. Any of these effects could adversely affect the Company's financial condition or results of operations.

Any deterioration in global economic conditions could damage the domestic economy or negatively affect the Company's borrowers or other counterparties that have direct or indirect exposure to these regions. Such global disruptions, including disruptions in supply chains or geopolitical conflict, can undermine investor confidence, cause a contraction of available credit, or create market volatility, any of which could have material adverse effects on the Company's businesses, results of operations, financial condition and liquidity, even if the Company's direct exposure to the affected region is limited.

Changes in domestic economic, labor, trade, immigration or tax policies may arise from political leadership in the United States. Such policy changes could disrupt economic conditions, cause uncertainty, erode consumer confidence levels, cause adverse changes in payment patterns, lead to increases in delinquencies and default rates in certain industries or regions, or have other negative market or customer impacts. Any of these developments could increase the Company's loan charge-offs and provision for credit losses.

Changes in interest rates have in the past reduced, and could in the future reduce, the Company's net interest income The Company's earnings are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, the fiscal and monetary policies and actions of the federal government, such as balance sheet actions taken by the Federal Reserve Board like quantitative tightening, quantitative easing, or other reserve management activities or inactivity, and the policies of various regulatory agencies. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as United States government and corporate securities and other investment vehicles (including mutual funds), generally pay higher rates of return than financial institutions pay on deposits. To prevent outflows and compete for deposits, USBNA historically has increased, and may in the future increase, deposit rates, which could decrease net interest income. Customers may also move noninterest-bearing deposits into interest-bearing accounts, thus increasing overall deposit costs. If USBNA cannot prevent outflows or effectively compete for deposits, USBNA will lose a source of lower-cost funding. Higher funding costs reduce the Company's net interest margin and net interest income.

Historically, when interest rates are increasing, or when long-term rates are elevated relative to short-term rates, the Company has earned higher net interest income. Conversely, when interest rates are decreasing, or when long-term rates are lower relative to short-term rates, the Company has earned less net interest income. However, higher interest rates can also lead to fewer originations of loans, less liquidity in the financial markets, and higher funding costs, each of which could adversely affect the Company's revenues, liquidity and capital levels. Higher interest rates could also negatively affect the payment performance on loans that are scheduled to mature or are linked to variable interest rates. If borrowers of variable rate loans are unable to afford higher interest payments, those borrowers may reduce or stop making payments, causing the Company to incur losses and increased operational costs related to servicing a higher volume of delinquent loans.

The Company's results may be materially affected by market fluctuations and significant changes in the value of financial instruments and other assets The value of securities, derivatives and other financial instruments that the Company owns or in which it makes markets can be materially affected by market fluctuations. Market volatility, illiquid market conditions and other disruptions in the financial markets may make it extremely difficult to value certain financial instruments. Subsequent valuations of financial instruments in future periods, in light of factors then prevailing, may result in significant changes in the value of these instruments. In addition, at the time of any disposition of these financial instruments, the price that the Company ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than their current fair value. Any of these factors could cause a decline in the value of financial instruments that the Company owns or in which it makes markets, which may have an adverse effect on the Company's results of operations.

In addition, losses in the value of the Company's investment securities or loan portfolio could affect market perception of the Company and create volatility in the Company's stock price. Losses in the value of the Company's investment securities, even if they do not affect earnings or capital, could also cause some depositors, particularly those who maintain uninsured and uncollateralized deposits, to question the stability of USBNA and to move their deposits away from USBNA. Such events could negatively affect the Company's liquidity, financial condition and results of operations.

In addition, the Company engages in leasing activities and is subject to the risk that the residual value of the property under lease will be less than the Company's recorded asset value. Adverse changes in the residual value of leased assets can have a negative impact on the Company's financial results. The risk of changes in the realized value of the leased assets compared to recorded residual values depends on many factors outside of the Company's control, including supply and demand for the assets, condition of the assets at the end of the lease term, and other factors.

Changes in United States trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact the Company's business, financial condition and results of operations There have been significant changes to trade policies and tariffs in the United States in recent periods, as well as the imposition of retaliatory tariffs by other countries against the United States, and there could be additional changes and uncertainty with respect to these matters in the future. The Company expects additional changes to trade policy and tariffs in the future as a result of federal judicial decisions, including by the U.S. Supreme Court in February 2026, regarding the power of the executive branch of the federal government to set tariff policy. Such tariffs, retaliatory tariffs or other trade restrictions on products and materials that the Company's customers import or export have caused, and in the future could cause, the prices of its customers' products to increase, which could reduce demand for, or margins on, such products. These effects have adversely affected, and in the future could adversely affect, the ability of the Company's customers to service debt. Additionally, if prices of consumer goods increase materially as a result of tariffs, the ability of individual households to service debt may be negatively affected. If the Company's customers are unable to service their debt, it would adversely affect the Company's financial condition and results of operations. In addition, uncertainty regarding future tariffs and trade policy changes complicates business planning for the Company's customers in certain industries, which may adversely affect the Company's financial results if such customers change their spending and borrowing patterns in response to such uncertainty.

Operations and Business Risk

A breach in the security of the Company's information systems, or the information systems of certain third parties, or a critical technology failure could disrupt the Company's businesses, result in the disclosure of confidential information, damage its brand and create significant financial and legal risk The Company continues to experience a high number of attacks on its information systems, software, networks and other technologies. The Company's security measures may not be effective against all threats, including new and emerging threats. Malicious actors continue to develop increasingly sophisticated methods of attack that could impact the Company. Cyber attacks can involve sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy or ransom data, disable or degrade service, or sabotage systems, often through the introduction of software that is included or inserted in an information system for a harmful purpose (malware). Additionally, the rapid advancement of artificial intelligence ("AI") technologies has enabled malicious actors to develop more sophisticated and adaptive cyber attack methods. AI-driven tools can automate large-scale attacks, identify system vulnerabilities faster, and create highly convincing social engineering schemes, such as deepfake impersonations, which may significantly increase the likelihood of successful attacks and reduce the effectiveness of traditional security measures. Due to the increasing sophistication of cyber attacks, the Company may not become aware of a cyber attack immediately, which could adversely affect the Company's ability to stop or respond to the cyber attack.

Attacks on government institutions, financial institutions, technology service providers, or other institutions important to the overall functioning of the financial system could also adversely affect, directly or indirectly, the Company's businesses. The increasing consolidation, interdependence and complexity of financial entities and technology systems heighten the risk of operational failure, both for the Company and on an industry-wide basis, and could result in a technology failure, successful cyber attack, or other incident that significantly degrades, deletes or compromises the systems or data of one or more financial entities materially affecting the Company, its counterparties or other market participants.

Third parties that facilitate the Company's business activities, including exchanges, clearinghouses, payment and ATM networks, financial intermediaries and vendors that provide services or technology solutions for the Company's operations, are also sources of operational and security risks to the Company. For these third parties, operational or technical failures of their systems, misconduct or negligence by their employees or cyber attacks could affect their ability to deliver a product or service to the Company, which may result in disruption to the Company's business or lost or compromised Company or customer information. Furthermore, a third party may not reveal an attack or system failure to the Company in a timely manner, which could compromise the Company's ability to respond effectively. Some of these third parties may engage vendors of their own, which introduces the risk that the third party's vendors and subcontractors could be the source of operational and security failures. In addition, if a third party obtains access to the customer account data on the Company's systems, and that party experiences a breach via an external or internal threat or misappropriates such data, the Company and its customers could suffer material harm, including heightened risk of fraudulent transactions, losses from fraudulent transactions, increased operational costs to remediate the breach, legal harm and damage to the Company's brand. These risks are expected to continue to increase as the Company expands its interconnectivity with its customers and other third parties.

The Company is also negatively impacted by cybersecurity incidents at other companies where the cardholder information of their customers is exposed and the debit or credit card accounts are held at USBNA, and those cardholders may experience fraud on their card accounts because of the breach. The Company has suffered, and expects to suffer in the future, losses associated with reimbursing its customers for such fraudulent transactions and for other costs related to data security compromise events, such as replacing cards associated with compromised card accounts. These attacks are expected to continue and could, individually or in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

The Company may not be able to anticipate or implement effective preventive measures against cyber attacks because malicious actor methods and techniques change frequently, increase in sophistication, often are not recognized or detected, and originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, hostile foreign governments and other external parties. Those parties may attempt to place their information technology workers as employees or contractors of the Company or the Company's third-party vendors to attempt to gain access to the Company's systems. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company's systems to disclose sensitive information to gain access to the Company's data or that of its customers or clients, such as through "phishing" and other social engineering schemes. Attack methods may include the introduction of computer viruses and/or malicious or destructive code, denial-of-service attacks, and cyber extortion with accompanying ransom demands. The Company's information security risks are increasing as the Company continues to expand its mobile and internet-based product offerings and its internal usage of web-based products, data storage and other applications. In addition, the Company's customers often use their own devices, such as computers, smart phones and tablets, to make payments and manage their accounts, and are subject to social engineering schemes, scam websites, and other attempts from cyber criminals to compromise or deny access to their accounts. The Company has limited ability to assure the safety and security of its customers' transactions with the Company to the extent they are using their own devices, which are subject to such threats.

If the Company's physical or cybersecurity systems are penetrated or circumvented, or an authorized user intentionally or unintentionally removes, loses or destroys critical business data, serious negative consequences for the Company can follow, including significant disruption of the Company's operations, misappropriation of confidential Company or customer information, or damage to the Company's, customers' or counterparties' computers or systems. These consequences could result in violations of privacy and other applicable laws; financial loss to the Company or to its customers; loss of confidence in the Company's security measures; customer dissatisfaction; significant litigation exposure; regulatory investigations, fines, penalties or intervention; reimbursement or other compensatory costs (including the costs of credit monitoring services); additional compliance costs; and harm to the Company's brand, all of which could adversely affect the Company.

Because the investigation of any cybersecurity incident is inherently unpredictable and would require substantial time to complete, the Company may not be able to quickly remediate the consequences of any incident, which may increase the costs of, and enhance the negative consequences associated with, an incident.

The Company relies on its employees, systems and third parties to conduct its businesses, and certain failures by systems or misconduct by employees or third parties could adversely affect its operations The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. The Company's businesses, financial, accounting, data processing, and other operating systems and facilities may stop operating properly or become disabled or damaged due to many factors, including events that are out of its control. In addition to the risks posed by cybersecurity incidents, as discussed above, such systems could be compromised because of spikes in transaction volume, electrical or telecommunications outages, critical technology failures, degradation or loss of internet or website availability, natural disasters, political or social unrest, and terrorist acts. The Company continues to experience adverse affects to its business operations due to disruptions to the operating systems that support its businesses and customers caused by the factors noted above. The Company's resiliency systems could also become compromised, which could negatively impact the ability to back up data.

The Company could also incur losses resulting from the risk of human error by employees, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of internal control systems and compliance requirements, failures of business continuation and disaster recovery processes and systems, and misconduct or fraud by employees, customers or other persons outside the Company. The increasing sophistication in AI technologies may increase the risk of fraud, such as through identity theft and bypassing controls, and may make it more difficult to detect fraud. This risk of loss also includes customer remediation costs; potential legal actions, fines or civil money penalties that could arise resulting from an operational deficiency or noncompliance with applicable regulatory standards, adverse business decisions or their implementation; and harm to the Company's brand and customer attrition due to negative publicity.

Third parties provide key components of the Company's business infrastructure, such as internet connections, cloud services, network access and mutual fund distribution. Any problems caused by third-party service providers, including failing to comply with their contractual obligations, performing their services negligently causing critical technology failures, or failure to handle current or higher volumes of use, could adversely affect the Company's ability to deliver products and services to the Company's customers and otherwise conduct its business. Technological or financial difficulties of a third-party service provider could adversely affect the Company's businesses to the extent those difficulties result in the interruption or discontinuation of services provided by that party. Replacing third-party service providers could also entail significant delay and expense.

Operational risks for large financial institutions such as the Company have generally increased in recent years, in part because of the proliferation of new technologies, the ability for employees to work from home, while traveling and through mobile devices, the use of internet services and telecommunications technologies to conduct financial transactions, the increased number and complexity of transactions being processed, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. In the event of a breakdown in the Company's internal control systems, improper operation of systems or improper employee or third-party actions, the Company could suffer financial loss, face legal or regulatory action and suffer damage to its brand.

The Company could face material legal harm and damage to its brand if it fails to safeguard personal information The Company is subject to complex and evolving laws and regulations, both inside and outside the United States, governing the privacy and protection of personal information. Individuals whose personal information may be protected by law include the Company's customers and their customers, prospective customers, job applicants, current and former employees, employees of the Company's suppliers, and other individuals. Complying with laws and regulations applicable to the Company's collection, use, transfer, storage, and destruction of personal information can increase operating costs, impact the development and marketing of new products or services, and reduce operational efficiency. Mishandling or misuse of personal information by the Company or its suppliers, including data breaches at third parties exposing personal information, has resulted in litigation against the Company and could result in additional litigation or regulatory fines, penalties or other sanctions in the future.

In the United States, states have enacted consumer privacy laws that impose compliance obligations with respect to personal information. In addition, legal requirements for cross-border personal data transfers vary across jurisdictions, such as in the European Economic Area and the United Kingdom, and are evolving rapidly. Compliance with state or international statutes, common law, or regulations designed to protect personal information could require substantial technology infrastructure and process changes across many of the Company's businesses, which could result in substantial costs to the Company. Non-compliance with such laws and regulations could lead to substantial regulatory fines and penalties, regulatory investigation or oversight, damages from litigation, compelled changes to the Company's business practices, and harm to the Company's brand. Future state or federal legislation could result in substantial costs to the Company and could have an adverse effect on its business, financial condition, and results of operations.

Additional risks could arise from the failure of the Company or third parties to provide adequate notice to the Company's customers about the personal information collected from them and the use of such information; to receive, document, and honor the privacy preferences expressed by the Company's customers; to protect personal information from unauthorized disclosure; or to maintain proper training on privacy practices for all employees or third parties who have access to personal information. Concerns regarding the effectiveness of the Company's measures to safeguard personal information and abide by privacy preferences, or even the perception that those measures are inadequate or that the Company does not abide by such privacy preferences, could cause the Company to lose existing or potential customers and thereby reduce its revenues. In addition, any failure or perceived failure by the Company to comply with applicable privacy or data protection laws and regulations has subjected, and may in the future subject, the Company to litigation and could result in requirements to modify or cease certain operations or practices or regulatory fines, penalties, or other sanctions. Refer to "Supervision and Regulation" in the Company's Annual Report on Form 10-K for additional information regarding data privacy laws and regulations. Any of these outcomes could materially damage the Company's brand and otherwise adversely affect its businesses.

The Company's businesses may be adversely affected if the models it uses perform poorly, provide inadequate information, or are used improperly The Company relies on many models to measure risks, estimate values of financial instruments, and inform certain business decisions. Models may be used in processes such as assessing loan credit quality, measuring interest rate and other market risks, estimating potential revenue or losses, assessing capital adequacy and conducting capital stress testing, supporting detection of financial crimes, fraud, and cybersecurity and other threats, evaluating the allowance for credit losses and estimating the value of financial instruments and balance sheet items. The Company also uses several models that employ methodologies based on AI or machine learning, which bring unique complexities, such as the need for large datasets for training, the potential for algorithmic bias, and the need for greater explainability in interpreting model decisions. These complexities may cause the models to be less accurate or less reliable if any of the required inputs are flawed or incorporate unreliable data.

Models can be useful tools to assist in processes but are inherently limited due to historical experience, potential design flaws, and reliance on assumptions. There is no assurance that the Company's models will appropriately or sufficiently capture all relevant risks or accurately predict future events or exposures. The historical data the Company uses to train its models may not be comparable for the future period being modeled. If the models have fundamental design flaws, invalid assumptions, or erroneous data, if the models are implemented incorrectly, or if the models are used in a manner inconsistent with their purposes, then business decisions informed by the models could be adversely affected, and the information provided by the Company to the public or to its regulators could be inaccurate or misleading.

Certain decisions that the Company's regulators make, including those related to capital distributions to the Company's shareholders, could be adversely affected if they perceive that the models used to generate the relevant information are unreliable or inadequate. Flaws in the Company's models, or the use of models in a manner inconsistent with their purposes, can negatively impact the Company's customers or the Company's ability to comply with applicable laws and regulations. This could negatively affect the Company's brand or result in fines and penalties from its regulators.

Failure to properly manage data may adversely affect the Company's ability to manage risk and business needs, and result in errors in its operations, reporting and decision-making, and non-compliance with legal requirements The Company relies on accurate, timely and complete data to effectively operate its systems and processes. The Company's data management processes may not be effective and are subject to vulnerabilities and failures, including human error, data limitations, process delays, system failure or failed controls. Failure to effectively manage data may adversely impact its quality and reliability and the Company's ability to manage current and emerging risks, produce accurate financial, nonfinancial, regulatory, and operational reporting, detect or surveil potential misconduct or non-compliance with legal requirements, and manage its business needs, strategic decision-making, resolution strategy and operations. The failure to establish and maintain effective, efficient and controlled data management could adversely impact the Company's development of products and client relationships and increase operational losses, regulatory risk and risk to the Company's brand.

The Company could lose market share and experience increased costs if it does not effectively develop and implement new technology The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including innovative ways that customers can make payments, manage their accounts, or manage their assets such as through the use of mobile payments, digital wallets, digital assets, digital currencies, and other emerging technologies. The Company believes its success depends, in part, upon its ability to address customer needs by using technology to provide products and services and create additional efficiencies in the Company's operations. When launching a new product or service or introducing a new platform for the delivery of products and services, the Company might not identify or fully appreciate the operational risks arising from those innovations or might inadvertently fail to implement adequate controls to mitigate those risks. Developing and deploying new technology-driven products and services can also involve costs that the Company may not recover and divert resources away from other product development efforts. The Company's products and services may also rely on certain hardware, software, or service companies for which there are few alternatives, and the costs charged by these vendors may increase significantly year to year. The Company may not be able to effectively develop and implement profitable new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry, including because competitors may spend more resources on developing new technologies or because non-bank competitors have a lower cost structure and more flexibility, could harm the Company's competitive position and negatively affect its revenue and profit.

In July 2025, the President signed into law the "Guiding and Establishing National Innovation for U.S. Stablecoins Act" or the "GENIUS Act", which establishes a regulatory framework for "payment stablecoins" and their issuers. If USBNA is unable develop stablecoin technologies to meet customer demand for deposit alternatives, USBNA could experience reduced deposit levels. In addition, technological changes and related changes in the bank regulatory environment have resulted in fintechs and other companies engaged in digital asset activities obtaining national bank trust charters. The number of companies seeking to obtain such charters may continue to increase, which could further increase competition for USBNA's products and services and exacerbate the risks described above.

The use of new technologies, including AI and machine learning, may result in harm to the Company's brand, increased regulatory scrutiny and increased liability The Company uses new and evolving technologies, including AI and machine learning, throughout the Company's businesses. The Company's use of AI and machine learning is subject to risks that algorithms and datasets are flawed or insufficient or contain biased information. In addition, the models and processes relating to AI and machine learning are not always transparent, which could increase the risk of unintended deficiencies. These flaws could result in inaccurate or ineffective decisions, predictions or analysis, which could subject the Company to competitive harm, legal liability, increased regulatory scrutiny, harm to the Company's brand or other consequences, any of which could negatively affect the Company's financial condition and results of operations. Furthermore, the legal and regulatory landscape impacting new technologies such as AI is evolving rapidly, and the inability to predict how this regulation will take shape and the absence of a uniform regulatory framework for AI may present unforeseen challenges in applying and relying on existing compliance systems. Complying with existing and new AI and data usage laws, and inconsistencies in regulation from jurisdiction to jurisdiction, could increase expenses and exposure to litigation and regulatory action.

Damage to the Company's brand could adversely impact its business and financial results The risk to current or projected financial condition and resilience arising from negative public opinion is inherent in the Company's business. Negative public opinion about the financial services industry generally or the Company specifically could adversely affect the Company's ability to retain and attract stakeholders such as customers, investors, and employees and could expose the Company to litigation and regulatory action. Negative public opinion can result from the Company's actual or alleged conduct in any number of activities, including lending practices, cybersecurity incidents, misuse or failure to safeguard personal information, inability to meet community and other stakeholder expectations, corporate responsibility and sustainability practices and failure to deliver against announced goals and plans, discriminating or harassing behavior of employees toward other employees or customers, loan servicing practices (including, as applicable, collections, repossessions, and mortgage foreclosures), compensation practices, sales practices, regulatory compliance, mergers and acquisitions, and actions taken by government regulators and community organizations in response to that conduct. Additionally, the Company's stakeholders often hold differing views on how the Company should address environmental, social and sustainability matters, including inclusion-related matters, and the Company may not be able to meet the diverging expectations of different stakeholder groups, which could result in negative attention in traditional and social media, resulting in a negative perception of the Company depending on an individual's view. If the Company is unable to design or execute against business strategies, damage to the Company's brand could result, leading to a loss of customers or negative investor sentiment.

The Company's business and financial performance could be adversely affected, directly or indirectly, by natural disasters, pandemics, terrorist activities, civil unrest or international hostilities The occurrence of natural disasters, pandemics, terrorist activities, civil unrest or international hostilities could impact the Company directly (for example, by interrupting the Company's systems, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business; causing significant damage to the Company's facilities; causing shutdowns of branches or working locations of vendors or other counterparties; or otherwise preventing the Company from conducting business in the ordinary course), or indirectly as a result of their impact on the Company's borrowers, depositors, other customers, vendors or other counterparties (for example, by damaging properties pledged as collateral for the Company's loans or impairing the ability of certain borrowers to repay their loans). The Company has also suffered, and could in the future suffer, adverse consequences to the extent that natural disasters, pandemics, terrorist activities, civil unrest or international hostilities, including the ongoing war in Ukraine and conflict in the Middle East, affect the financial markets or the economy in general or in any particular region. These occurrences have caused, and may in the future cause, operational disruptions and increases in delinquencies, bankruptcies or defaults that could result in the Company experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses.

The Company's ability to mitigate the adverse consequences of these events is in part dependent on the quality of the Company's resiliency planning and the Company's ability, if any, to anticipate the nature of any such event that occurs. The adverse effects of these occurrences also could be amplified to the extent there is a lack of preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that the Company transacts with.

The Company's business strategy, operations, financial performance and customers could be materially adversely affected by the impacts related to climate change Risks associated with climate change have affected, and may continue to affect, the Company and its customers and communities. The physical risks of climate change include chronic shifts in the climate, such as increasing average global temperatures, rising sea levels and an increase in the frequency and severity of weather events and natural disasters, including wildfires, floods, tornadoes and hurricanes. The financial costs related to natural disasters have increased in recent years and may continue to do so in the future based on multiple factors. Such chronic shifts and disasters could disrupt the Company's businesses and operations, impact the safety of the Company's employees, result in large-scale technology failures, or disrupt the businesses and operations of the Company's customers, vendors or counterparties, particularly with respect to those located in low-lying areas and coastlines that are more prone to flooding or areas that are prone to wildfires and other disasters. Such chronic shifts and disasters could also adversely affect the Company's business strategy and financial performance by, among other impacts, causing market volatility, negatively impacting customers' ability to pay outstanding loans or fulfill other contractual obligations, damaging or deteriorating the value of collateral, or reducing availability or increasing costs of insurance, including insurance that protects property pledged as collateral for Company loans. In addition, the physical risks of climate change may affect certain regions or areas more severely or with greater frequency than other areas, whether due to particular vulnerabilities of those areas or otherwise. To the extent the Company has a concentration of collateral or business operations in such areas, the Company's financial results and business operations may be more severely impacted by climate change.

Transition risks may arise from changes in consumer preferences, technologies, public policies, and legal and regulatory requirements. New laws and regulations could result in significant costs as the Company implements compliance, disclosure and other programs. Failure to comply with any applicable laws or regulations could result in legal or regulatory sanctions, financial losses and harm to the Company's brand. Failure to adequately consider transition risks in the Company's operations could lead to a loss of market share, lower revenues, decreased asset values and higher credit costs.

These physical risks and transition risks could increase expenses or otherwise adversely impact the Company's business strategy, operations, financial performance and customers. In particular, new laws, regulations or guidance, or the attitudes of regulators, shareholders, employees and customers regarding climate change, may affect the activities in which the Company engages and the products that the Company offers. An inability to adjust the Company's business to mitigate the effects of physical and transition risks could result in higher operational costs and credit losses. In addition, the Company's stakeholders' views on climate change are diverse, dynamic, and rapidly changing, and the Company may not be able to meet the diverging expectations and priorities of different stakeholder groups, including regulators in different jurisdictions. The Company could also experience increased expenses resulting from strategic planning, litigation and technology and market changes, and harm to the Company's brand as a result of negative public sentiment, regulatory scrutiny and reduced investor and stakeholder confidence due to the Company's response to climate change and the Company's climate change strategy.

Risks associated with climate change are continuing to evolve rapidly, and the Company expects that climate change-related risks will continue to evolve and increase over time.

Regulatory and Legal Risk

The Company is subject to extensive and evolving government regulation and supervision, which can increase the cost of doing business, restrict the Company's operations, limit the Company's ability to take strategic actions, and lead to costly enforcement actions Banking regulations are primarily intended to protect depositors' funds, the federal Deposit Insurance Fund, and the United States financial system as a whole, and not the Company's debt holders or shareholders. These regulations, and the Company's inability to act in certain instances without receiving prior regulatory approval, affect the Company's lending practices, capital structure, investment practices, dividend policy, ability to repurchase common stock, and ability to pursue strategic acquisitions, among other activities.

The Company expects that its business will remain subject to extensive regulation and supervision and that the level of scrutiny and the enforcement environment may fluctuate over time based on numerous factors, including bank failures, changes in the United States presidential administration or one or both houses of Congress and public sentiment regarding financial institutions (which can be influenced by scandals and other incidents that involve participants in the industry). In particular, the current presidential administration has been implementing a regulatory reform agenda that is significantly different than that of the prior administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies. Any potential new regulations or modifications to existing regulations and supervisory expectations may necessitate changes to the Company's existing regulatory compliance and risk management infrastructure. The Company could also be impacted by changes in the international capital accords or differences in the application of those accords due to differences in national law. In addition, changes in key personnel at the agencies that regulate the Company, including federal banking regulators, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously experienced. There may also be increased challenges in court to agency regulations, whether as a result of changes in judicial deference to regulatory agencies, questions regarding the legitimacy of governmental actions or otherwise, which results in additional regulatory uncertainty.

New or changes to existing federal or state statutes, regulations or regulatory policies, or their interpretation or implementation, or regulatory practices, priorities, requirements or expectations could affect the Company in substantial and unpredictable ways. Complying with regulatory changes has negatively impacted, and may in the future negatively impact, the Company's revenue, which could materially affect the Company's financial condition and results of operations. For example, regulatory changes could require changes to the Company's operations and increase compliance costs. Regulatory changes may also limit the types of financial services and products the Company may offer or reduce their profitability, alter the investments it makes, impact its targeted capital levels, affect the manner in which it operates its businesses, increase the ability of non-banks to offer competing financial services and products, and increase its litigation and regulatory costs should it fail to appropriately comply with new or modified laws and regulatory requirements. For example, statutes, regulations, settlements or agreements that limit or prohibit the amount of interchange fees that the Company may collect, or the types of transactions on which the Company can collect interchange fees, could materially reduce the Company's fee revenue. Failure to comply with any new law or regulation could result in litigation, regulatory enforcement actions and harm to the Company's brand.

General regulatory practices, such as longer time frames to obtain regulatory approvals for acquisitions and other activities (and the resultant impact on businesses the Company may seek to acquire) and initiatives to reduce fees on certain products, could affect the Company's ability or willingness to make certain acquisitions or introduce new products or services, necessitate changes to the Company's business practices or reduce the Company's revenues.

Federal law grants substantial supervisory and enforcement powers to federal banking regulators and law enforcement agencies, including, among other things, the ability to assess significant civil or criminal monetary penalties, fines, or restitution; to issue cease and desist or removal orders; and to initiate injunctive actions against banking organizations and institution-affiliated parties. The financial services industry continues to face scrutiny from bank supervisors in the examination process and stringent enforcement of regulations on both the federal and state levels, including with respect to mortgage-related practices, fair lending practices, fees charged by banks, student lending practices, sales practices and related incentive compensation programs, other consumer compliance matters, foreign investment compliance, compliance with Bank Secrecy Act/anti-money laundering ("BSA/AML") requirements, sanctions compliance requirements as administered by the Office of Foreign Assets Control, and consumer protection issues. This regulatory scrutiny, or the results of an investigation or examination, may lead to additional regulatory investigations or enforcement actions. Furthermore, a single event involving a potential violation of law or regulation may give rise to numerous and overlapping investigations and proceedings, either by multiple federal and state agencies and officials in the United States or, in some instances, regulators and other governmental officials in foreign jurisdictions. In addition, another financial institution's violation of law or regulation relating to a business activity or practice may increase regulatory scrutiny around the same or similar activities or practices of the Company.

In particular, non-compliance with sanctions laws or BSA/AML laws or failure to maintain an adequate BSA/AML compliance program can have a material impact on a financial institution, and these risks are evolving. Significant enforcement actions against banks, broker-dealers and non-bank financial institutions with respect to sanctions laws and BSA/AML laws have resulted in substantial penalties, including significant monetary penalties, such as the action against the Company and USBNA in 2018, and these enforcement actions can result in damage to the Company's brand. In addition, federal regulators evaluate the effectiveness of an applicant in combating money laundering when determining whether to approve a proposed bank merger, acquisition, restructuring, or other expansionary activity. Further, the adoption of cryptocurrency and other new forms of payment has resulted in increased BSA/AML compliance risks, particularly with respect to "know-your-customer" and transaction monitoring requirements, and this risk and complexity is expected to increase as the use of stablecoins expands as a result of recent regulatory changes.

Regulatory settlements or other enforcement actions against the Company or any of the Company's subsidiaries (including USBNA) could cause material financial harm to the Company and damage the Company's brand. In general, the amounts paid by financial institutions in settlement of proceedings or investigations and the severity of other terms of regulatory settlements are likely to remain elevated. In some cases, governmental authorities have required criminal pleas or other extraordinary terms, including admissions of wrongdoing and the imposition of monitors, as part of such settlements, which could have significant consequences for a financial institution, including loss of customers, harm to the Company's brand, increased exposure to civil litigation, restrictions on the ability to access the capital markets, and the inability to operate certain businesses or offer certain products for a period of time.

Violations of laws and regulations or deemed deficiencies in risk management practices or consumer compliance also may be incorporated into the Company's confidential supervisory ratings. A downgrade in these ratings, or other regulatory actions and settlements, could limit the Company's ability to conduct expansionary activities for a period of time and require new or additional regulatory approvals before engaging in certain business activities.

Differences in regulation can affect the Company's ability to compete effectively The content and application of laws and regulations applicable to financial institutions vary according to the size of the institution, the jurisdictions in which the institution is organized and operates and other factors. Large institutions, such as the Company, often are subject to more stringent regulatory requirements and supervision than smaller institutions. In addition, financial technology companies and other non-bank competitors may not be subject to the prudential and consumer protection regulatory framework that applies to banks, or may be regulated by a national or state agency that does not have the same regulatory priorities or supervisory requirements as the Company's regulators. These differences in regulation can impair the Company's ability to compete effectively with competitors that are less regulated and that do not have similar compliance costs or restrictions on activities.

The Company is subject to stringent requirements related to capital and liquidity that may limit the Company's ability to return earnings to shareholders or operate or invest in its business United States banking regulators have adopted stringent capital- and liquidity-related standards applicable to larger banking organizations, including the Company. The rules require banks and bank holding companies to hold more and higher quality capital as well as sufficient unencumbered liquid assets to meet certain stress scenarios defined by regulation. Future changes to the implementation of these rules, including the stress capital buffer, or additional capital- and liquidity-related rules, could require the Company to take further steps to increase its capital, increase its investment security holdings, divest assets or operations, or otherwise change aspects of its capital and/or liquidity measures, including in ways that may be dilutive to shareholders or could limit the Company's ability to pay common stock dividends, repurchase its common stock, invest in its businesses or provide loans to its customers.

The effects of external events and actions by the Federal Reserve Board have in the past limited, and may in the future limit, capital distributions, including suspension of the Company's share repurchase program or reduction or suspension of the Company's common stock dividend.

Further, any new regulations that would require the Company to have minimum levels of outstanding long-term debt may require the Company to change its current funding mix, including being required to raise additional long-term debt, which could adversely impact net interest margin and net interest income.

Refer to "Supervision and Regulation" in the Company's Annual Report on Form 10-K for additional information regarding the Company's capital and liquidity requirements.

The Company is subject to significant financial risks and significant risks to its brand from potential legal liability and governmental actions The Company faces significant legal risks in its businesses. The Company is named as a defendant or is otherwise involved in many legal proceedings, including class actions and other litigation, and the volume of claims and amount of damages and penalties claimed in litigation and governmental proceedings against it are substantial. Customers, clients and other counterparties make claims for substantial or indeterminate amounts of damages, while banking regulators and certain other governmental authorities have focused on enforcement. As a participant in the financial services industry, it is likely that the Company will continue to experience a high level of litigation and government scrutiny related to its businesses and operations in the future. Substantial legal liability or significant governmental action against the Company could materially impact the

Company's financial condition and results of operations (including because such matters may be resolved for amounts that exceed established accruals for a particular period) or cause significant harm to the Company's brand.

For example, the Company has been, and in the future may be, subject to claims, disputes and litigation regarding patent infringement or that its use of certain intellectual property infringes on rights owned by others. The Company may incur substantial costs in defending such claims, regardless of their merit. If such claims are successful, the Company could be required to pay substantial damages and substantial fees to continue to engage in these activities in the future and could suffer damage to its brand and other harm. The Company may also be unable to acquire rights to use certain intellectual property that is important for its business and may be unable to effectively engage in critical business activities.

In addition, lawmakers and regulators at state, federal and international levels have proposed or adopted requirements on certain environmental, social and sustainability matters. These requirements are emerging and evolving rapidly, and in some cases conflict with the requirements of other governmental entities. If the Company fails to comply with evolving, and possibly conflicting, legal and regulatory requirements, it could harm the Company's ability to continue to conduct business in one or more of the jurisdictions in which the Company currently operates, or could otherwise harm the Company's business.

The Company may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches in contractual representations and warranties When the Company sells mortgage loans that it has originated to various parties, including GSEs, it is required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. The Company may be required to repurchase mortgage loans or be subject to indemnification claims in the event of a breach of contractual representations or warranties that is not remedied within a certain period. Contracts for residential mortgage loan sales to GSEs include various types of specific remedies and penalties that could be applied if the Company does not adequately respond to repurchase requests. If economic conditions and the housing market deteriorate or the loan purchasers increase their claims for breached representations and warranties, the Company could have increased repurchase obligations and increased losses on repurchases, requiring material increases to its repurchase reserve, which could adversely impact the Company's results of operations.

The Company's failure to satisfy its obligations as servicer for consumer loan securitizations and residential mortgage loans owned by other entities, and other losses the Company could incur as servicer, could adversely impact the Company's brand, servicing costs and results of operations The Company services both automobile and unsecured consumer installment loans on behalf of third-party securitization vehicles and also acts as servicer and master servicer for mortgage loans included in securitizations and for unsecuritized mortgage loans owned by investors. As a servicer, the Company's obligations include collecting all payments due by the borrower consistent with accepted servicing practices and applicable law, which in the case of borrower delinquency or default may include, as applicable to the loan, considering alternatives to repossession or foreclosure upon the collateral securing the loan, such as loan modifications or short sales. In the Company's capacity as a master servicer, obligations include overseeing the servicing of mortgage loans by the servicer. Generally, the Company's servicing obligations are set by contract, for which the Company receives a contractual fee. However, with respect to mortgage loans, GSEs can amend their servicing guidelines, which can increase the scope or costs of the services required without any corresponding increase in the Company's servicing fee. As a servicer, the Company may also make advances on behalf of investors, but there is no assurance of recovery on such advances. A material breach of the Company's obligations as servicer or master servicer may result in contract termination if the breach is not cured within a specified period of time following notice, which would negatively impact the Company's ongoing servicing fee compensation and could adversely impact the Company's brand.

In addition, the Company may be required to indemnify other parties against losses from any failure by the Company to perform the Company's servicing obligations or from certain acts or omissions by the Company. The Company has received and may continue to receive indemnification requests related to the Company's servicing of loans owned or insured by other parties, primarily GSEs. In addition, for certain investors and certain transactions, the Company may be contractually obligated to repurchase a loan or reimburse the investor for credit losses incurred on the loan as a remedy for servicing errors with respect to the loan or as a result of claims made that the Company did not satisfy its obligations as a servicer or master servicer. The Company may also experience increased loss severity on repurchases, which may require a material increase to the Company's repurchase reserve. Any of these impacts could negatively impact the Company's results of operations.

Credit and Mortgage Business Risk

Heightened credit risk could require the Company to increase its provision for credit losses, which could have a material adverse effect on the Company's results of operations and financial condition When the Company lends money, or enters into commitments to lend money, it incurs credit risk, or the risk of loss if its borrowers do not repay their loans. The credit performance of the Company's loan portfolios significantly affects its financial results and condition. If the economic environment worsens, the Company's customers may have more difficulty in repaying their loans or other obligations, which could result in a higher level of credit losses and higher provisions for credit losses. Stress on the United States economy or the local economies in which the Company does business, including the economic stress caused by high commercial real estate vacancy rates, geopolitical conflicts, trade policies, tariffs or other fiscal policies, elevated interest rates and inflation, has resulted, and in the future may result, in, among other things, borrowers' inability to refinance loans at maturity and unexpected deterioration in the credit quality of the loan portfolio or in the value of collateral securing those loans, which has caused, and in the future could cause, the Company to establish higher provisions for credit losses.

In addition, a portion of the Company's commercial loan portfolio includes loans to non-depository financial institutions ("NDFIs"). NDFIs are comprised of a variety of financial entity types that provide bank-like credit and financing services but do not accept deposits and are not regulated by federal banking agencies. NDFI entities are supported by financial collateral assets, making performance potentially more sensitive to broader macroeconomic conditions. If the economic environment worsens or if market conditions are volatile, it could negatively affect the ability of NDFI borrowers to repay their loans, which could affect the Company's results of operations and cause the Company to establish higher provisions for credit losses.

The Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and nonperformance. The allowance for credit losses is constructed based on an evaluation of the risks associated with the Company's loan portfolio, including the size and composition of the loan portfolio, the portfolio's historical loss experience, current and foreseeable economic conditions, borrower financial condition and collateral value. These forecasts and estimates require difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the Company's borrowers to repay their loans. The Company may not be able to accurately predict these economic conditions or some or all of their effects, which may, in turn, negatively impact the reliability of the process. Increases in the Company's allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results. In addition, the Company's ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors.

A concentration of credit and market risk in the Company's loan portfolio could increase the potential for significant losses The Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. For example, a prolonged period of high vacancy rates in commercial properties may affect the value of commercial real estate, including by causing the value of properties securing commercial real estate loans to be less than the amounts owed on such loans, which could result in an increase in the level of defaults in the commercial real estate loan portfolio and result in higher credit losses to the Company. The Company's credit risk and credit losses can also increase if borrowers who engage in similar activities are uniquely or disproportionately affected by economic or market conditions or by regulation. Deterioration in economic conditions or real estate values in states or regions where the Company has relatively larger concentrations of residential or commercial real estate, such as California, could result in higher credit losses. Deterioration in real estate or collateral values and underlying economic conditions in California, including as a result of wildfires or other natural disasters, could result in higher credit losses to the Company.

Changes in interest rates can impact the value of the Company's mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan—collect principal, interest and escrow amounts—for a fee. The Company's MSR portfolio had a fair value of $3.2 billion as of December 31, 2025. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. When interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSRs can decrease, which in turn reduces the Company's earnings. Further, even when interest rates decrease, economic conditions such as a weak or deteriorating housing market may cause mortgage originations to fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs' value caused by the lower rates.

Decreased purchase volume by GSEs or limits on the Company's access to the mortgage secondary market and GSEs could adversely affect the Company's revenue and capacity to fund new loans The Company sells a portion of the mortgage loans that it originates to increase revenue through origination fees and ongoing servicing of such loans and to provide funding capacity for originating additional loans. A large portion of such mortgage loan sales are to GSEs, which serve as important liquidity providers in the mortgage secondary market. GSEs could limit their purchases of conforming loans due to capital constraints, other changes in their criteria for conforming loans or other reasons. This potential reduction in purchases could limit the Company's ability to fund new loans. In addition, if GSEs limit their purchases of conforming loans, the Company may limit its originations of mortgage loans that it intends to sell, which could reduce the Company's revenue from origination fees of such loans and the ongoing servicing fees it receives from such loans. Proposals have been presented to reform the housing finance market in the U.S., including the role and status of GSEs in the residential finance market, such as proposals to privatize GSEs. The extent and timing of any such reform of the housing finance market and role and status of GSEs in such market, as well as any effect on the Company's business and financial results, are uncertain.

A decline in the soundness, strength or stability of other financial institutions could adversely affect the Company's businesses and results of operations Actual or perceived issues with, or rumors or questions about, one or more financial institutions, or about the financial services industry generally, have led to, and may in the future lead to, among other things: market-wide liquidity problems; rapid and significant deposit withdrawals at certain institutions, particularly those with elevated levels of uninsured deposits; losses or defaults by certain institutions, up to and including failures of banks and other financial institutions; significant volatility in the stock of financial services institutions; and an increase in fear or skepticism of the safety of banks generally. Failures of banks have increased USBNA's deposit insurance assessments in the past, and the FDIC may require USBNA to pay higher FDIC assessments than it currently does or may charge additional special assessments or future prepayments if, for example, there are financial institution failures in the future or if there are reforms in deposit insurance requirements. In addition, customers and others may seek to make comparisons between failed or failing banks and USBNA, which, even if unfounded, can spread quickly through social media or other online channels. Such comparisons could affect customer confidence in USBNA and lead to deposit withdrawals or other negative effects, any of which could materially and negatively affect the Company's results of operations and financial condition. Due to the prevalence of mobile banking, deposits can be withdrawn at a significantly faster pace than in the past.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different counterparties, and the Company routinely executes, funds and settles transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional counterparties. As a result, defaults by, or even rumors or questions about the soundness, strength or stability of, one or more financial services institutions, or the financial services industry generally, could lead to losses or defaults by the Company or by other institutions and impact the Company's businesses, including merchant processing, corporate trust and fund administration services businesses. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or client. In addition, the Company's credit risk may be further increased when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due to the Company. Any such losses could adversely affect the Company's results of operations.

Liquidity Risk

If the Company does not effectively manage its liquidity, its business could suffer The Company's liquidity is essential for the operation of its businesses. Market or economic conditions, the threat or occurrence of a U.S. sovereign default, unforeseen outflows of funds or other events could negatively affect the Company's level or cost of funding, in turn affecting its ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost and in a timely manner. If the Company's access to stable and low-cost sources of funding, such as customer deposits, is reduced, the Company might need to use alternative funding, which could be more expensive or of limited availability. Any substantial, unexpected or prolonged changes in the level or cost of liquidity could materially and adversely affect the Company's businesses.

Although governmental support may be available to provide liquidity during adverse circumstances, such as through the FDIC invoking the systemic risk exception to guarantee uninsured deposits, there can be no guarantee that governmental action will be taken to provide liquidity to troubled institutions or that such governmental support will be sufficient to address systemic risks.

Loss of customer deposits could increase the Company's funding costs The Company relies on customer deposits as a low-cost and stable source of funding. The Company competes for deposits with banks and other financial services companies, including those that offer online channels, and as a result, the Company could lose deposits in the future, clients may shift their deposits into higher yielding or alternate savings vehicles, or the Company may need to raise interest rates to avoid deposit attrition. If the Company's competitors raise the interest rates they pay on deposits, or lower the interest rates they pay on deposits by less than the Company, the Company's funding costs may increase, either because the Company raises the interest rates it pays on deposits to avoid losing deposits to competitors or because the Company loses deposits to competitors and must rely on more expensive sources of funding. Higher funding costs reduce the Company's net interest margin and net interest income. A prolonged period of high or increasing interest rates may cause the Company to experience an acceleration of deposit migration, which could adversely affect the Company's operations and liquidity.

Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff or if customers choose to hold cryptocurrencies, stablecoins or other digital assets as an alternative to holding funds in a deposit account. When customers move money out of bank deposits and into other investments or digital assets, the Company may lose a relatively low-cost source of funds, increasing the Company's funding costs and reducing the Company's net interest income. In addition, mass withdrawals of deposits could occur due to perceived concerns regarding the Company's and USBNA's capital positions or perceived concerns regarding the level of USBNA's uninsured and uncollateralized deposits. This risk is exacerbated by technological developments and changes in banking relationships, such as customers maintaining accounts at multiple banks, which increase the ease and speed with which depositors are able to move their deposits. The potential speed of deposit withdrawals may be further accelerated due to the way information, including false information or unfounded rumors, can be spread quickly through social media and other online channels. If USBNA were to experience a significant outflow of deposits, the Company may face increased funding costs, suffer losses and have a reduced ability to raise new capital.

As a result of the GENIUS Act as discussed above, consumers and businesses may view payment stablecoins as a substitute for traditional bank deposits, which could result in deposit withdrawals and increased competition with USBNA's deposit products. The GENIUS Act requires the Treasury Department and federal and state regulators to issue regulations on numerous topics to interpret and implement the statute. The effect of the GENIUS Act on the Company and USBNA will depend on the final form of any regulations and cannot be predicted at this time.

The Company could lose access to sources of liquidity if it were to experience financial or regulatory issues The Company has access to sources of liquidity provided by the Federal Reserve Bank, such as the Federal Reserve Bank discount window and other liquidity facilities that the Federal Reserve Board may establish from time to time, as well as liquidity provided by the FHLB. To access these sources of liquidity, the Federal Reserve Board or FHLB may impose conditions that the Company and USBNA are in sound financial condition (as determined by the Federal Reserve Board or FHLB) or that the Company and USBNA maintain minimum supervisory ratings. If the Company or USBNA were to experience financial or regulatory issues, it could affect the Company's or USBNA's ability to access liquidity facilities, including at times when the Company or USBNA needs additional liquidity for the operation of its business. If the Company or USBNA were to lose access to these liquidity sources, it could have a material adverse effect on the Company's operations and financial condition.

The Company relies on dividends from its subsidiaries for its liquidity needs, and the payment of those dividends is limited by laws and regulations The Company is a separate and distinct legal entity from USBNA and the Company's non-bank subsidiaries. The Company receives a significant portion of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company's stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that USBNA and certain of the Company's non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to prior claims of the subsidiary's creditors, except to the extent that any of the Company's claims as a creditor of that subsidiary may be recognized. Refer to "Supervision and Regulation" in the Company's Annual Report on Form 10-K for additional information regarding limitations on the amount of dividends USBNA may pay. Any inability of the Company's subsidiaries to transfer funds, pay dividends or make payments to the Company may adversely affect the Company's liquidity, ability to pay dividends on stock or interest and principal on its debt and ability to engage in share repurchases.

Competitive and Strategic Risk

The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company's financial results The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation. This consolidation may produce larger, better-capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. The Company competes with a variety of financial services, advisory and technology companies.

The adoption and rapid growth of new technologies, including generative AI, cryptocurrencies, stablecoins, other digital assets, blockchain and other distributed ledger technologies, have required, and will continue to require, the Company to incur substantial expense to adapt its systems, products and services and could present operational issues. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services, such as loans and payment services, that traditionally were banking products, and made it possible for technology companies to compete with financial institutions in providing electronic, internet-based, and mobile phone–based financial solutions. Competition with non-banks, including technology companies, to provide financial products and services continues to intensify. In particular, the number of financial technology companies ("fintechs") and companies that offer embedded finance solutions has grown significantly over recent years, and fintechs offer bank or bank-like products. For example, a number of fintechs have applied for bank, non-depository national bank or industrial loan charters, which, in some cases, have been granted. Under the current administration, certain U.S. banking regulators have indicated a desire to process charter applications on an accelerated timeline, including applications filed by fintechs. In addition, other fintechs have partnered with existing banks to allow them to offer deposit products or payment services to their customers. Many of these companies have fewer regulatory constraints, and some have lower cost structures, in part due to lack of physical structures. In addition, future regulatory developments may increase the ability of fintechs and other competitors to compete with traditional banks, including through the use of cryptocurrency, stablecoins and other digital assets or alternative payment systems. The Company's ability to compete successfully depends on a number of factors, including, among others, its ability to develop and execute strategic plans and initiatives; developing, maintaining and building long-term customer relationships based on quality service, competitive prices, high ethical standards and safe, sound assets; the development of a comparable regulatory framework that addresses the risks of fintech activities; and industry and general economic trends. A failure to compete effectively could contribute to downward price pressure on the Company's products or services or a loss of market share, which would adversely impact the Company's results of operations.

The Company may need to lower prices on existing products and services and develop and introduce new products and services to maintain or increase its market share The Company's success depends, in part, on its ability to adapt its products and services to evolving customer preferences and industry standards. There is increasing pressure on the Company to provide products and services at lower prices to compete with competitors. Lower prices can reduce the Company's net interest margin and revenues from its fee-based products and services. In addition, the adoption of new technologies and further developments in current technologies require the Company to make substantial expenditures to modify or adapt its existing products and services and to develop new products and services to keep pace with technological developments. These capital investments in the Company's businesses may not produce the expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in developing or introducing new products and services, adapting to changing customer preferences and spending and saving habits (which may be altered significantly and with little warning), achieving market acceptance of its products and services, or sufficiently developing and maintaining loyal customer relationships. These risks may affect the Company's ability to maintain or increase its market share and could reduce its revenue.

The Company may not realize the full value of its strategic plans and initiatives As the Company develops its strategic initiatives, it reviews the internal and external environment to inform any changes required, take advantage of new opportunities and/or respond to unexpected challenges. The Company's initiatives are impacted by internal factors, rapid pace of change from an evolving competitive landscape, increased cybersecurity threats, accelerated digitalization, and emerging technologies. Execution of these initiatives is also impacted by the Company's response to external economic conditions, global political and economic uncertainty, and regulatory factors that are beyond its control. The Company's future growth and the value of its businesses will depend, in part, on its ability to effectively implement its business strategy. If the Company is not able to successfully execute its business strategy, then the Company's competitive position, brand, prospects for growth, and results of operations may be adversely affected.

The Company may not be able to complete future acquisitions it decides to pursue, and completed acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated, may result in unforeseen integration difficulties, and may dilute existing shareholders' interests The Company regularly explores opportunities to acquire financial services businesses or assets and also considers opportunities to acquire other banks or financial institutions from time to time, depending on market conditions and current business strategies and priorities. Market conditions may change quickly, and the Company may act opportunistically to acquire a bank or financial institution based on the opportunity, market conditions and other factors. The Company cannot predict the number, size or timing of acquisitions it might pursue.

The Company must generally receive federal regulatory approval before it can acquire a bank or bank holding company, and the Company may also be required to obtain approval from other regulatory authorities before it can acquire certain other types of regulated entities. The Company's ability to pursue or complete an attractive acquisition could be negatively impacted by regulatory delay, including as a result of a government shutdown, or other regulatory issues. The Company cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. For example, the Company may be required to sell branches as a condition to receiving regulatory approval for bank acquisitions. If the Company commits certain regulatory violations, including those that result in a downgrade in certain of the Company's bank regulatory ratings, governmental authorities could, as a consequence, preclude it from pursuing future acquisitions for a period of time. In addition, the Company's ability to complete future acquisitions may depend on factors outside its control, including changes in the presidential administration or in one or both houses of Congress, changes in regulatory policies or practices and changes in public sentiment regarding bank mergers. Acquisition activity by large banking organizations, such as the Company, continues to draw regulatory and policy focus, and consideration of and regulatory approval processes for certain acquisitions could change in the future. In addition, acquisitions by large banking organizations such as the Company may receive negative coverage in the media or negative attention by certain members of Congress or other policymakers. If the Company were to receive significant negative publicity in connection with a proposed acquisition, it could damage the Company's brand and impede the Company's ability to complete the acquisition.

There can be no assurance that acquisitions the Company completes (including the pending acquisition of BTIG) will have the anticipated positive results, including results related to expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits. The Company may incur substantial expenses related to acquisitions and integration of acquired companies. Successful integration of an acquired company has presented, and may in the future present, challenges due to differences in systems, operations, policies, procedures, management teams and corporate cultures and may be more costly or difficult to complete than anticipated or have unanticipated adverse results. Integration efforts could divert management's attention and resources, which could adversely affect the Company's operations or results. Integration efforts could result in higher than expected customer loss, deposit attrition, loss of key employees, issues with systems and technology, disruption of the Company's businesses or the businesses of the acquired company, or otherwise adversely affect the Company's ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected. Future acquisitions may also expose the Company to increased legal or regulatory risks. Finally, future acquisitions could be material to the Company, and it may issue additional shares of stock to pay for acquisitions, which would dilute current shareholders' ownership interests.

The Company may not close its acquisition of BTIG, may not realize the benefits of the acquisition and may be subject to additional risks due to the cross border nature of the acquisition The completion of the Company's acquisition of BTIG is subject to the satisfaction or waiver of certain applicable closing conditions, and there can be no assurance these conditions will be satisfied or waived. In addition, the announcement and pendency of the acquisition may cause distraction, reduced productivity, or decreased morale among employees, which could negatively affect business performance prior to and following completion of the acquisition, and could result in the loss of key employees, which could adversely affect the anticipated benefits of the acquisition.

Following the acquisition of BTIG, the Company will operate in additional non-U.S. jurisdictions. Operating in new jurisdictions may subject the Company to unfamiliar regulatory regimes and enforcement practices, including heightened scrutiny by local authorities and increased risk of fines, penalties, or operational restrictions for non-compliance, any of which could adversely affect the Company's results of operations and affect the anticipated benefits of the acquisition.

Accounting and Tax Risk

The preparation of the Company's financial statements depends on management's selection of accounting methods and certain assumptions and estimates that may vary from actual results and materially impact the Company's financial condition and results of operations The Company's accounting policies and methods are fundamental to how the Company records and reports its financial condition and results of operations. The Company's management must exercise judgment in selecting and applying certain of these accounting policies and methods to comply with generally accepted accounting principles and reflect management's judgment regarding the most appropriate manner to report the Company's financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in the Company's reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting the Company's financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the allowance for credit losses, estimations of fair value, the valuation of MSRs, and income taxes. Because of the uncertainty of estimates involved in these matters, the Company may be required to significantly increase the allowance for credit losses, sustain credit losses that are significantly higher than the reserve provided, recognize significant losses on the remeasurement of certain asset and liability balances, or significantly increase its accrued taxes liability. For more information, refer to "Critical Accounting Policies" in this Annual Report. In addition, the FASB, SEC and other regulatory agencies may issue new or amend existing accounting and reporting standards or change existing interpretations of those standards that could materially affect the Company's financial statements.

The Company's investments in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on the Company's financial results The Company invests in certain tax-advantaged projects promoting affordable housing, community development and renewable energy resources. The Company's investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. The Company is subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, will fail to meet certain government compliance requirements and will not be able to be realized. The possible inability to realize these tax credit and other tax benefits can have a negative impact on the Company's financial results. The risk of not being able to realize the tax credits and other tax benefits depends on many factors outside of the Company's control, including changes in the applicable tax code and the ability of the projects to be completed.

General Risk Factors

The Company's framework for managing risks may not be effective in mitigating risk and loss to the Company The Company's risk management framework seeks to mitigate risk and loss. The Company has established processes and procedures intended to identify, measure, monitor, report, and analyze the types of risk to which it is subject, including liquidity risk, credit risk, market risk, interest rate risk, compliance risk, strategic risk, and operational risk related to its employees, systems and vendors, among others. However, as with any risk management framework, there are inherent limitations to the Company's risk management strategies due to risks, either currently existing or that develop in the future, that the Company has not appropriately anticipated or identified. In addition, the Company relies on quantitative models to measure certain risks and to estimate certain financial values, and these models could fail to predict future events or exposures accurately. The Company must also develop and maintain a culture of risk management among its employees, as well as manage risks associated with third parties, and could fail to do so effectively. If the Company's risk management framework proves ineffective, the Company could incur litigation and negative regulatory consequences and suffer unexpected losses that could affect its financial condition or results of operations.

The Company's business could suffer if it fails to attract and retain skilled employees The Company's success depends, in large part, on its ability to attract and retain key employees. Competition for the best people in most activities the Company engages in can be intense and requires the Company to make investments to provide compensation and benefits at market levels. Rising wages, as well as inflation, may cause the Company to increase these investments, which would increase the Company's expenses. The employment market has continued to evolve, influenced by macroeconomic shifts, changes in social norms and technology advancements. Continued pressures on competitive compensation, benefits and flexible work arrangements continue to be focus areas for the Company.

Employees have also continued to shift their focus to better work-life balance, improved advancement opportunities and skill specific development, and many businesses, including the Company, have had to adapt quickly to the changing environment. The Company's ability to compete successfully for talent has been and may continue to be affected by its ability to adapt quickly to such shifts in employee focus, and there is no assurance that these developments will not cause increased turnover or impede the Company's ability to retain and attract high caliber employees. If the Company is unable to attract and retain qualified employees, or do so at rates necessary to maintain its competitive position, or if compensation costs required to attract and retain employees become more expensive, the Company's performance, including its competitive position, could be materially adversely affected.

A downgrade in the Company's credit ratings could have a material adverse effect on its liquidity, funding costs and access to capital markets The Company's credit ratings, which are subject to credit agencies' ongoing review of several factors, including factors not within the Company's control, are important to the Company's liquidity. A reduction in one or more of the Company's credit ratings could adversely affect its liquidity, lead to deposit outflows, increase its funding costs or limit its access to the capital markets. Further, a downgrade could decrease the number of investors and counterparties willing or able, contractually or otherwise, to do business with or lend to the Company, thereby adversely affecting the Company's competitive position. There can be no assurance that the Company will maintain its current ratings and outlooks or whether or when any downgrades could occur.

Managing Committee

Gunjan Kedia

Ms. Kedia, 55, is Chief Executive Officer and President of U.S. Bancorp and a member of U.S. Bancorp's Board of Directors. Ms. Kedia has served as Chief Executive Officer since April 2025 and has served as President since May 2024. From June 2023 to May 2024, she served as Vice Chair, Wealth, Corporate, Commercial and Institutional Banking, of U.S. Bancorp. From December 2016 to June 2023, she served as Vice Chair, Wealth Management and Investment Services, of U.S. Bancorp. In April 2026, she will assume the additional role of Chairman of U.S. Bancorp's Board of Directors.

Souheil S. Badran

Mr. Badran, 61, is Senior Executive Vice President and Chief Operations Officer of U.S. Bancorp. Mr. Badran has served in this position since joining U.S. Bancorp in December 2022. From January 2019 until November 2022, he served as Executive Vice President and Chief Operating Officer at Northwestern Mutual, having also served as Chief Innovation Officer from January 2019 until September 2019.

Elcio R.T. Barcelos

Mr. Barcelos, 55, is Senior Executive Vice President and Chief Human Resources Officer of U.S. Bancorp. Mr. Barcelos has served in this position since joining U.S. Bancorp in September 2020. Prior to joining U.S. Bancorp, he served in a leadership role at Federal National Mortgage Association (Fannie Mae).

James L. Chosy

Mr. Chosy, 62, is Senior Executive Vice President and General Counsel of U.S. Bancorp. Mr. Chosy has served in this position since March 2013. He also served as Corporate Secretary of U.S. Bancorp from June 2022 until December 2023 and from March 2013 until April 2016.

Gregory G. Cunningham

Mr. Cunningham, 62, is Senior Executive Vice President and Chief Community Impact and Inclusion Officer of U.S. Bancorp. Mr. Cunningham has served in this position since May 2025. From July 2020 until May 2025, he served as Chief Diversity Officer of U.S. Bancorp. From July 2019 until July 2020, he served as Senior Vice President and Chief Diversity Officer of U.S. Bancorp, having served as Vice President of Customer Engagement of U.S. Bancorp from October 2015, when he joined U.S. Bancorp, until July 2019.

Venkatachari Dilip

Mr. Dilip, 66, is Senior Executive Vice President and Chief Information and Technology Officer of U.S. Bancorp. Mr. Dilip previously was an Executive Vice President from September 2018 to April 2023 and has served as Chief Information and Technology Officer since September 2018, when he joined U.S. Bancorp.

Adam Graves

Mr. Graves, 48, is Senior Executive Vice President and Head of Enterprise Strategy and Administration of U.S. Bancorp. Mr. Graves has served in this position since April 2025. From September 2023 until April 2025, he served as Executive Vice President and Head of Strategy and Corporate Development of U.S. Bancorp, having also served as Head of Finance Strategy and Corporate Development of U.S. Bancorp from February 2018 until September 2023.

Sekou Kaalund

Mr. Kaalund, 50, is Senior Executive Vice President, Head of Branch and Small Business Banking of U.S. Bancorp. Mr. Kaalund previously was Executive Vice President from December 2022 to January 2025 and has served as Head of Branch and Small Business Banking since joining U.S. Bancorp in December 2022. Prior to joining U.S. Bancorp, he served as the Head of Consumer Banking for the Northeast Division at JPMorgan Chase from September 2020 to December 2022. He served as Managing Director and Head of Advancing Black Pathways at JPMorgan Chase from August 2018 to September 2020 and was a Managing Director across several areas in the Corporate Investment Bank at JPMorgan Chase, including U.S. Public and Corporate Pensions and Global Private Equity and Real Estate Fund Services, from July 2007 to September 2020.

Courtney Kelso

Ms. Kelso, 48, is Senior Executive Vice President, Head of Payments: Consumer and Small Business of U.S. Bancorp. Ms. Kelso has served in this position since joining U.S. Bancorp in February 2025. Prior to joining U.S. Bancorp, she served as Executive Vice President and Head of Card Products, Global Commercial Services at American Express from February 2021 to February 2024. From February 2018 to February 2021, she served as Senior Vice President of US Small Business, Co-Brand and Corporate Cards, Global Commercial Services at American Express.

Felicia La Forgia

Ms. La Forgia, 57, is Senior Executive Vice President, Head of the Institutional Client Group (ICG) of U.S. Bancorp. Ms. La Forgia previously was Executive Vice President from July 2016 to January 2025 and has served as Head of ICG since June 2024. From June 2020 to June 2024, she served as Head of Corporate Banking of U.S. Bancorp.

Stephen L. Philipson

Mr. Philipson, 47, is Vice Chair and Head of Wealth, Corporate, Commercial and Institutional Banking (WCIB). Mr. Philipson has served as Vice Chair since April 2025 and Head of WCIB since June 2024. He served as Senior Executive Vice President from April 2023 through April 2025. From April 2023 to June 2024, he served as Head of Global Markets and Specialized Finance of U.S. Bancorp. From October 2017 to April 2023, he served as Head of Fixed Income and Capital Markets of U.S. Bancorp.

Jodi L. Richard

Ms. Richard, 57, is Vice Chair and Chief Risk Officer of U.S. Bancorp. Ms. Richard has served in this position since October 2018. She served as Executive Vice President and Chief Operational Risk Officer of U.S. Bancorp from January 2018 until October 2018.

Arijit Roy

Mr. Roy, 49, is Senior Executive Vice President, Head of Consumer and Business Banking Products of U.S. Bancorp. Mr. Roy previously was Executive Vice President from August 2023 to October 2024 and has served as Head of Consumer and Business Banking Products since July 2024. Prior to July 2024, he served as Head of Consumer and Segment Solutions since joining U.S. Bancorp in July 2022. Prior to joining U.S. Bancorp, he held various leadership positions at Truist, including Executive Vice President and Head of Consumer Products from April 2022 to July 2022, Executive Vice President of Deposits, Small Business Banking, Strategy and Analytics from July 2021 to April 2022, and Senior Vice President of Strategy, Digital Integration and Transformation from September 2019 to July 2021.

Mark G. Runkel

Mr. Runkel, 49, is Vice Chair and Head of Payments: Merchant and Institutional. Mr. Runkel has served as Vice Chair since April 2025 and Head of Payments: Merchant and Institutional since January 2025. From August 2021 to January 2025, he served as Senior Executive Vice President and Chief Transformation Officer of U.S. Bancorp. From December 2013 to August 2021, he served as Senior Executive Vice President and Chief Credit Officer of U.S. Bancorp.

John C. Stern

Mr. Stern, 47, is Vice Chair and Chief Financial Officer of U.S. Bancorp. Mr. Stern has served as Vice Chair since April 2025 and Chief Financial Officer since September 2023. He served as Senior Executive Vice President from April 2023 until April 2025. He also served as Head of Finance of U.S. Bancorp from May 2023 to August 2023. He served as Executive Vice President of U.S. Bancorp from July 2013 through April 2023. From May 2021 until May 2023, he served as President of the Global Corporate Trust and Custody business of U.S. Bancorp. Previously, he served as Treasurer of U.S. Bancorp from July 2013 to May 2021.

Dominic V. Venturo

Mr. Venturo, 59, is Senior Executive Vice President and Chief Digital Officer of U.S. Bancorp. Mr. Venturo has served in this position since July 2020. From January 2015 until July 2020, he served as Executive Vice President and Chief Innovation Officer of U.S. Bancorp.

Directors

Andrew Cecere[1,5]
Chairman and Retired Chief Executive Officer
U.S. Bancorp

Warner L. Baxter[1,2,3]
Retired Executive Chairman and Former Chairman, President and Chief Executive Officer
Ameren Corporation
(Energy)

Dorothy Bridges[5,6]
Chief Executive Officer
Metropolitan Economic Development Association (Meda)
(Economic Development)

Elizabeth L. Buse[3,5]
Former Chief Executive Officer
Monitise plc
(Financial services)

Alan B. Colberg[2,4]
Retired President and Chief Executive Officer
Assurant, Inc.
(Financial services and specialty insurance)

Kimberly N. Ellison-Taylor[2,6]
Founder and Chief Executive Officer
KET Solutions, LLC
(Technology)

Aleem Gillani[2,5]
Retired Corporate Executive Vice President and Chief Financial Officer
SunTrust Banks, Inc.
(Financial services)

1. *Executive Committee*
2. *Audit Committee*
3. *Compensation and Human Resources Committee*
4. *Governance Committee*
5. *Risk Management Committee*
6. *Technology Committee*

Roland A. Hernandez[1,3,4]
Founding Principal and Chief Executive Officer
Hernandez Media Ventures
(Media)

Gunjan Kedia[1]
Chief Executive Officer and President
U.S. Bancorp

Richard P. McKenney[1,3,4]
President and Chief Executive Officer
Unum Group
(Financial protection benefits)

Yusuf I. Mehdi[1,5,6]
Executive Vice President, Consumer Chief Marketing Officer
Microsoft Corporation
(Technology)

Loretta E. Reynolds[5,6]
Founder and Chief Executive Officer
LEReynolds Group, LLC
(Information Technology)

John P. Wiehoff[1,4,5]
Retired Chairman and Chief Executive Officer
C.H. Robinson Worldwide, Inc.
(Transportation and logistics services)

CORPORATE INFORMATION

Executive offices

U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

Common stock transfer agent and registrar

Computershare acts as our transfer agent and registrar, dividend paying agent and dividend reinvestment plan administrator and maintains all shareholder records for the Company. Inquiries related to shareholder records, stock transfers, changes of ownership, lost stock certificates, changes of address and dividend payments should be directed to the transfer agent at:

Computershare
P.O. Box 505000
Louisville, KY 40233
Phone: 888-778-1311 or
201-680-6578 (international calls)

computershare.com/investor

Registered or Certified Mail:
Computershare
462 South 4th Street, Suite 1600
Louisville, KY 40202

Telephone representatives are available weekdays from 8 a.m. to 6 p.m., Central Time, and automated support is available 24 hours a day, seven days a week. Specific information about your account is available on Computershare's Investor Center website.

Independent auditor

Ernst & Young LLP serves as the independent auditor for U.S. Bancorp.

Common stock listing and trading

U.S. Bancorp common stock is listed and traded on the New York Stock Exchange under the ticker symbol USB.

Dividends and reinvestment plan

U.S. Bancorp currently pays quarterly dividends on our common stock on or about the 15th day of January, April, July and October, subject to approval by our Board of Directors. U.S. Bancorp shareholders can choose to participate in a plan that provides automatic reinvestment of dividends and/or optional cash purchase of additional shares of U.S. Bancorp common stock. For more information, please contact our transfer agent, Computershare.

Investor relations contact

Angie Jeyaraj
Senior Vice President
Deputy Director of Investor Relations
angie.jeyaraj@usbank.com
612-303-4191

Financial information

U.S. Bancorp news and financial results are available through our website and by mail.

Website: For information about U.S. Bancorp, including news, financial results, annual reports and other documents filed with the Securities and Exchange Commission, visit **usbank.com** and click on About Us and then Investor Relations.

Mail: At your request, we will mail to you our quarterly earnings, news releases, quarterly financial data reported on Form 10-Q, Form 10-K and additional copies of our annual reports. Please contact:

U.S. Bancorp Investor Relations
800 Nicollet Mall
Minneapolis, MN 55402
investorrelations@usbank.com
Phone: 866-775-9668

Media requests

David R. Palombi
Executive Vice President
Chief Communications Officer
Public Affairs and Communications
david.palombi@usbank.com
Phone: 612-303-3167

Privacy

U.S. Bancorp is committed to respecting the privacy of our customers and safeguarding the financial and personal information provided to us. To learn more about the U.S. Bancorp commitment to protecting privacy, visit **usbank.com** and click on Privacy.

Accessibility

U.S. Bancorp is committed to providing ready access to our products and services so all of our customers, including people with disabilities, can succeed financially. To learn more, visit **usbank.com** and click on Accessibility.

Ethics

At U.S. Bancorp, our commitment to high ethical standards guides everything we do. Demonstrating this commitment through our words and actions is how each of us does the right thing every day for our customers, shareholders, communities and each other. Our ethical culture has been recognized by the Ethisphere® Institute, which named us to its World's Most Ethical Companies® list for the 11th time in 2025.

Each year, every employee certifies compliance with the letter and spirit of our Code of Ethics and Business Conduct.

For details about our Code of Ethics and Business Conduct, visit **usbank.com/about-us-bank/ethics** and click on Code of Ethics and Business Conduct.

To learn more, visit **usbank.com/about-us-bank**.

Equal opportunity

U.S. Bancorp and our subsidiaries are committed to providing Equal Employment Opportunity to all employees and applicants for employment. In keeping with this commitment, employment decisions are made based on abilities, not race, color, religion, creed, citizenship, national origin or ancestry, gender, age, disability, veteran status, sexual orientation, marital status, gender identity or expression, genetic information or any other factors protected by law. The Company complies with municipal, state and federal fair employment laws, including regulations applying to federal contractors.

U.S. Bancorp, including each of our subsidiaries, is an equal opportunity employer.

us bancorp

800 Nicollet Mall
Minneapolis, MN 55402
800-USBANKS (872-2657)
usbank.com


FSC
www.fsc.org
MIX
Paper | Supporting responsible forestry
FSC® C101537